As filed with the U.S. Securities and Exchange Commission on April 12, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Arizona Chemical Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	2821	98-0650421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4600 Touchton Road East
Building 100
Suite 1500
Jacksonville, Florida 32246
(800) 526-5294
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pamela J. Simmons
4600 Touchton Road East
Building 100
Suite 1500
Jacksonville, Florida 32246
(800) 526-5294

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert W. Downes	Kris F. Heinzelman
Sullivan & Cromwell LLP	Cravath, Swaine & Moore LLP
125 Broad Street	825 Eighth Avenue
New York, New York 10004	New York, New York 10019
(212) 558-4000	(212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Amount of
Securities to be Registered	Registered(1)	Registration Fee
Common shares, $0.01 par value share	$125,000,000	$8,912.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 12, 2010

           Shares

Arizona Chemical Ltd.

Common Shares

This is an initial public offering of common shares of Arizona Chemical Ltd., or Arizona Chemical. The company is offering           of the shares to be sold in the offering. The selling shareholder identified in this prospectus is offering an additional           shares. Arizona Chemical will not receive any of the proceeds from the sale of the shares being sold by the selling shareholder.

Prior to this offering, there has been no public market for the common shares. It is currently estimated that the initial public offering price per share will be between $      and $      . Arizona Chemical intends to apply to list the common shares on the New York Stock Exchange under the symbol “ARZ”.

See “Risk Factors” on page 17 to read about factors you should consider before buying common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Arizona Chemical	$	$
Proceeds, before expenses, to the selling shareholder	$	$

To the extent that the underwriters sell more than           common shares, the underwriters have the option to purchase up to an additional           shares from the selling shareholder at the initial price offered to the public less the underwriting discount. Arizona Chemical will not receive any of the proceeds from the common shares sold by the selling shareholder pursuant to the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2010.

Goldman, Sachs & Co.

Prospectus dated          , 2010

Prospectus

PROSPECTUS SUMMARY	1
RISK FACTORS	17
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	40
USE OF PROCEEDS	42
DIVIDEND POLICY	43
CAPITALIZATION	44
DILUTION	45
SELECTED CONSOLIDATED FINANCIAL DATA	46
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	52
INDUSTRY	85
BUSINESS	96
MANAGEMENT	117
EXECUTIVE COMPENSATION	124
PRINCIPAL AND SELLING SHAREHOLDER	142
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	144
DESCRIPTION OF OUR INDEBTEDNESS	147
DESCRIPTION OF SHARE CAPITAL	151
SHARES ELIGIBLE FOR FUTURE SALE	159
MATERIAL BERMUDA AND U.S. FEDERAL INCOME TAX CONSIDERATIONS	161
UNDERWRITING	166
VALIDITY OF COMMON SHARES	171
EXPERTS	171
WHERE YOU CAN FIND MORE INFORMATION	171
EX-3.1
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-10.15
EX-10.17
EX-23.2
EX-23.3
EX-23.4

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In accepting this prospectus for filing, the Registrar of Companies in Bermuda does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

MARKET AND INDUSTRY DATA

We use market data, industry forecasts and projections throughout this prospectus. We have obtained portions of this information from market research prepared by Arthur D. Little Benelux S.A./N.V., which we refer to as “ADL”, in a market study that ADL has prepared for us at our expense in connection with this offering. In addition, we have obtained portions of this information from other publicly available industry publications. The accuracy and completeness of the information from these sources are not guaranteed and may be limited by the reliability and completeness of information provided by other companies. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research performed by others, including ADL, are reliable, but we have not independently verified this information nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors”.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information that may be important to you in making an investment decision and should be read together with the more detailed information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, references to “Arizona Chemical”, “the Company”, “the Issuer”, “we”, “our” or “us” refer to Arizona Chemical Ltd., the issuer of the common shares offered hereby and its consolidated subsidiaries, including Arizona Chem Sweden Holdings AB, a Swedish company whose financial statements are included herein, after giving effect to the Reorganization described below. “Rhône Capital” refers to Rhône Capital L.L.C. and its affiliated entities, including Rhône Capital III L.P., the general partner of certain associated funds with investments in Arizona Chemical, and “International Paper” refers to International Paper Company.

Our Business

We are the world’s leading supplier of pine-based chemicals. We refine and further upgrade two primary feedstocks, crude tall oil, or CTO, and crude sulfate turpentine, or CST, both of which are wood pulping co-products, into specialty chemicals. We focus our resources on six target markets that we believe offer the greatest potential for growth and in which we offer our highest value-added products. These markets are (1) adhesives, (2) inks, (3) tires and rubber, (4) roads and construction, (5) consumer products and (6) renewable energy. Our leading position in our target markets is supported by our recognized brands, including SYLVATAC®, SYLVARES®, SYLVAPRINT® and UNI-REZ®, among others. These products are complemented by a portfolio of chemical intermediates that includes tall oil rosin, or TOR, tall oil fatty acid, or TOFA, dimer acid and distilled tall oil, or DTO, which have contributed steady profit margins and stable cash flows. The following chart presents the percentage of our net sales attributable to our six target markets plus our portfolio of chemical intermediates.

Arizona Chemical’s 2009 Net Sales $767.5 million

•	Adhesives. We are a leading global supplier of tackifiers to the adhesives industry and the world’s largest producer of tackifier resins from renewable resources.

•	Inks. We are a major supplier of ink resins to many of the world’s leading printing ink companies for use in publication and packaging inks.

•	Tires and Rubber. We are a leading supplier of resins and additives from renewable resources to the global tires and rubber industry.

•	Roads and Construction. We are a major supplier of resins for use in roadmarking, and we believe there are future opportunities to supply fatty acids and tackifier resins for bitumen applications in the roofing and paving sub-markets.

•	Consumer Products. We sell a diverse range of specialty materials used in the formulation of consumer products for the personal care, home care, industrial cleaning and food ingredients sub-markets.

•	Renewable Energy. We are the largest global supplier of tall oil pitch, a second generation, cellulosic biofuel used in municipal heating and industrial power generation. Further, our TOFA can also be used as a raw material in the manufacture of biodiesel.

•	Chemical Intermediates. Our TOR, TOFA, dimer acid and DTO chemical intermediates are sold into a diverse range of markets, including, among others, paints and coatings, lubricants, fuel additives, mining and oilfield, paper chemicals and polymers.

Our products and technical support enhance the value of our customers’ products by improving their performance, providing them with essential attributes, lowering costs and simplifying processes. We have cultivated longstanding relationships with leading customers in our key markets and have a history of co-developing many of our products with our customers to satisfy specific product requirements. Our innovative products and solutions help our customers replace non-renewable raw materials with more sustainable alternatives. We serve approximately 1,000 customers in more than 80 countries through our worldwide network of ten strategically located manufacturing facilities, two laboratories and four representative offices.

In 2009, we generated net sales of $767.5 million, Adjusted EBITDA of $93.9 million, net income of $12.1 million and net cash provided by operating activities of $117.3 million. Approximately 42% of net sales were to customers in the United States and Canada, 49% to customers in Europe, the Middle East and Africa, 5% to customers in Asia and 4% to customers in Latin America. For a definition of Adjusted EBITDA, a description of our use of Adjusted EBITDA as a measure of operating performance and a reconciliation of Adjusted EBITDA to net income, see “Summary Selected Historical Consolidated Financial Information and Other Data”.

We have reinvigorated our business following our acquisition from International Paper by Rhône Capital in February 2007. We have engaged a highly motivated and experienced management team to lead the Company and to instill a shareholder-value-based culture focused on sustainable, profitable top-line growth, improving margins and strong cash flow generation through value pricing, management of costs and a strict discipline regarding working capital and capital expenditures.

Comparing 2006, the last full year we operated as a division of International Paper, to 2009, as a stand-alone company, we have improved our Adjusted EBITDA from $78.3 million to $93.9 million, improved our Adjusted EBITDA as a percentage of net sales, which we refer to as our “Adjusted EBITDA margins”, from 10.2% to 12.2%, increased our cash provided by operating activities from $5.0 million to $117.3 million, reduced our headcount from 1,399 to 1,075 employees, reduced our manufacturing fixed costs by $21.7 million (excluding depreciation and the impact of foreign currency exchange) and reduced working capital (excluding cash and cash equivalents and the current portion of long-term debt) from 20.8% to 10.3% of net sales.

We have demonstrated the quality of our business through our ability to improve our operating results and increase our margins and cash flow despite the global economic downturn that began in late 2008. During 2008 and into 2009, we experienced sales volume declines across the majority of our businesses, which we believe was exacerbated by inventory destocking. However, beginning in the second half of 2009, we have seen improving demand in our end markets and believe the declining trend in inventory has stabilized. We believe we are well positioned to continue our recent trajectory as demand patterns shift toward recovery.

A core component of our strategy is an increased focus on innovation. We are pursuing multiple opportunities for future sales growth by developing new higher margin and higher value products and applications and entering new markets. We expect to supplement these initiatives with selective acquisitions or investments that enhance our market position through unique technology or through access to new market opportunities.

We have a track record of implementing programs that have driven significant costs out of our business, and we believe there are additional opportunities to further optimize our manufacturing footprint, supply chain and overhead, which we continue to pursue. In addition to these cost reduction programs, we continue to work to transform our company from a functional-oriented organization to a process-oriented organization with an increased focus on our customers. This effort is supported by our implementation of a new SAP global enterprise resource planning, or ERP, system, which we expect to be completed in phases in the first half of 2010. We expect this new ERP system to generate additional value for our shareholders by providing us with accurate and timely information that will enable us to target additional margin and cost improvement opportunities.

Key Competitive Strengths

The following competitive strengths underpin our ability to create shareholder value by driving sustainable, profitable top-line growth, improving margins and generating strong cash flow:

Leading Market Positions

We are the world’s leading supplier of pine-based chemicals. According to ADL, we are the leading global supplier of each of the following products:

•	naturally-derived resins used in adhesives, inks and roadmarking applications;

•	naturally-derived tackifier resins used in hot melt packaging and bookbinding adhesives;

•	naturally-derived tread enhancement resins for passenger car tires; and

•	pine-based, non genetically-modified sterols used in food ingredient and nutrient applications through our joint venture, Arboris, LLC.

Scope and Scale Provide Global Access

With manufacturing facilities in Finland, France, Germany, Sweden, the United States and the United Kingdom, we have the largest manufacturing capacity in the pine-based chemicals sector. Our supply chain and commercial infrastructure gives us access to global opportunities as we have the capability to reliably service an increasingly international client base. We believe we are the leading global refiner of CTO and the leading global producer of TOFA and TOR.

Advantageous Feedstock Position

We are the world’s largest buyer of CTO, and have the capacity to refine approximately 650,000 metric tonnes of CTO annually, which, according to ADL, represents approximately 40% of global CTO refining capacity. We have the ability to process a wide variety of CTO feedstocks, including lower quality CTO and black liquor soap, or BLS, a precursor to CTO that we have the ability in the United States to refine into CTO, providing us with access to a broad source of raw materials. When we refer to CTO in this prospectus, we are referring generally to CTO and BLS, together. In addition, most of our production facilities are located in close proximity to the production facilities of our raw material suppliers, allowing us to procure our raw materials at a low delivered cost. Furthermore, we work directly with our suppliers at these production facilities to enhance their CTO and CST yields through technological improvements, which, in addition to maximizing our raw material supplies, improves the efficiency of our suppliers’ operations and enables us to foster strong, long-lasting relationships with them.

We have long-term supply contracts with International Paper pursuant to which they agreed to sell to us, and we agreed to purchase from them, all of the CTO and CST produced at their existing U.S. paper mills. We also have the option to purchase all of the CTO and CST produced at International Paper’s future paper mills worldwide. These contracts provided us with approximately 27% of our global CTO requirements and 41% of our global CST requirements in 2009, and CTO and CST accounted for approximately 68% and 3% of our annual raw material costs, respectively, in 2009. We also maintain long-standing relationships with other major suppliers in the United States and Europe.

Stable Customer Base with Long-standing Relationships and Diverse End Markets

With approximately 1,000 customers in more than 80 countries, we have a broad customer base covering many diverse end-user industries, including adhesives, inks, tires and rubber, roads and construction, consumer products, renewable energy, fuel additives, coatings, lubricants and polymer additives. We have strong, long-standing relationships with our customers, and many of our products have been developed in cooperation with our customers, frequently in response to their specific needs. We believe our customers also value our reliability and global franchise which, in combination with our technical expertise, have allowed our products to become critical components of our customers’ formulations and have garnered the customer loyalty that underpins our long-standing relationships.

Commitment to Innovation

We believe that innovation and new product development are critical to meeting our customers’ needs and to generating profitable future growth. We employ over 50 scientific professionals, many of whom hold Ph.D. degrees. In the five years ended December 31, 2009, we applied for 61 U.S. patents and 18 Patent Cooperation Treaty patents.

During 2009, we instituted a structured approach to growth with dedicated cross-functional teams that are directed toward our six target markets. As part of this approach, we identify and develop new products based on our understanding of our customers’ needs and market opportunities. We utilize a portfolio management system to ensure that we are disciplined in assessing potential opportunities for new products and to allocate resources and capital in accordance with our strategic objectives and priorities.

Our track record of product innovation extends more than 80 years. Examples include:

•	adhesive tackifiers designed to enable the use of a higher amount of recycled content in packaging materials;

•	high solid adhesive dispersions for labels and tapes that allow for higher coating speeds and that lower process energy costs;

•	heat stable rheology, or HSR, ink resins that reduce formulation complexity for ink manufacturers while improving press performance;

•	tire tread resins that promote wet grip, fuel economy and tire life;

•	fuel lubricity improvers that ensure low sulfur targets for diesel fuel can be met; and

•	emulsions and clear gels for skin and sun care applications.

Improving Profit Margins

Our market leading position, together with the importance of our portfolio to our customer base, our value pricing and our ability to shift production and manage costs have enabled us to generate improving profit margins across diverse macroeconomic environments. Despite rapidly changing raw material, energy and freight costs in recent years, as well as the difficult economic environment that affected the chemicals industry in late 2008 and into 2009, we have been successful at increasing our Adjusted EBITDA and margins, as illustrated in the chart below.

			Combined
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
		(dollars in thousands)
			(Non-GAAP)

Net income (loss)	$12,098	$(26,599)	$(23,605)
Gross margins	15.7%	13.3%	11.7%
Adjusted EBITDA	93,859	92,723	66,898
Adjusted EBITDA margins	12.2%	9.3%	7.8%

For a definition of Adjusted EBITDA, a description of our use of Adjusted EBITDA as a measure of operating performance and a reconciliation of Adjusted EBITDA to net income, as well as an explanation of our use of combined financial information for the year ended December 31, 2007, see “Summary Selected Historical Consolidated Financial Information and Other Data”.

Experienced and Proven Management Team with Significant Equity Interest

We have a highly motivated management team with an average of more than 25 years of experience, combining a core of pine-based chemical veterans with specialty chemicals experts from outside the pine chemicals industry. Our management team has instilled a shareholder-value-based culture throughout our organization, successfully implemented leading productivity practices and reinvigorated new product development. Through management incentive vehicles, or MIVs, formed to facilitate investment in our company by our senior managers, our management has a significant investment in AZ Chem Investments Partners LP, our parent.

Ability to Satisfy Increasing Demand for Sustainable Raw Materials

Our products are based on naturally-derived, renewable raw materials and, as such, we are well placed to benefit from consumer-driven demand for sustainable alternatives to existing hydrocarbon-based products. In conjunction with our focus on innovation, we expect to leverage the sustainable characteristics of our product range in developing new market opportunities for our products. For example, we expect that the sustainable nature of our gellants and other personal care products will be an increasingly attractive feature in the skin care and cosmetics markets.

Our Business Strategy

Building on our competitive strengths, set forth below are the four key elements to our business strategy.

Organic Growth Through Market Understanding and Development

Building upon our strength in technological innovation, we focus our research and development efforts on opportunities that address the needs of our customers as well as enhance our profitability and growth profile. We look for opportunities in new applications, new products and new markets. For example, we are developing new personal care applications for our polymeric gellant technology that we believe present improved margin opportunities. Additionally, our HSR ink resin products provide better performance at a lower cost relative to products historically used in “sheet-fed” printing applications, and we have begun to market our HSR ink resin products for use in these applications, which we believe also offer us improved margin opportunities. Other innovations include extra-light color rosin esters for adhesive packaging applications, high solid adhesive dispersions and tire tread enhancement additives. In relation to new market opportunities, we are presently developing compatibilizers for modified bitumen applications, which will enable customers to produce stable, long-lasting synthetic rubber modified bitumen with higher sustainable material content. Products we have developed in the last five years generated approximately 10% of our net sales in 2009.

During 2009, we spent approximately 1% of our annual net sales on research and development efforts, and we plan to double our research and development and marketing resources and related spending within the next three years. In addition to internal research and development, we expect to expand our product offerings through select licensing and/or purchasing of new formulations, technology and products from third parties, and we intend to fund select capital expenditure opportunities where we can expand capacity in high growth, high margin areas, or reduce costs for an appropriate return on investment.

Geographical Expansion into BRIC Countries

We expect to continue to serve our existing global customers as they expand their businesses in emerging countries such as Brazil, Russia, India and China and to target new customers in these regions. In 2009, 2.7% of our net sales were generated in these four countries, and we believe there are significant opportunities to expand our business in these and other emerging economies. We plan to manage our expansion into emerging markets by adding sales and marketing, technical service and other development related personnel, followed by further infrastructure expansion as our sales opportunities in these markets increase.

Active Management of our Business and Asset Portfolio

We plan to accelerate profitable growth through selected acquisitions of companies and/or assets that focus on our six target markets or on high value niche applications and that complement our current product offerings and capabilities. For example, in February 2009, we acquired Abieta Chemie GmbH, a company located in Gersthofen, Germany that specializes in natural resin products. This acquisition strengthened our position in the tire and rubber market and secured access for us to new products and technology that can be leveraged in other strategic markets.

Productivity Improvement Program

We have a history of implementing programs that have driven significant costs out of our business. We expect to continue to expand our successful productivity improvement initiatives by pursuing operational efficiencies, optimizing available technologies, maintaining a lean organizational structure, further reducing fixed costs, capitalizing on our global procurement organization, rationalizing capacity and efficiently managing capital spending. We intend to take advantage of the enhanced flow of information from the implementation of a new SAP global ERP system in the first half of 2010 to further our efforts to improve our margins, drive cost productivity and generate additional cost savings.

Risk Factors

Despite our competitive strengths, investing in our common shares involves substantial risk. In addition, our ability to execute our business strategy is subject to certain risks. The risks described under “Risk Factors” may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our business strategy. Before you invest in our common shares, you should carefully consider all the information in this prospectus, including matters set forth under “Risk Factors”.

Transactions with Rhône Capital and International Paper

On February 28, 2007, Rhône Capital acquired a group of operating companies that comprise Arizona Chemical from International Paper. We refer to this transaction as the “Acquisition”. Since the Acquisition, the companies comprising Arizona Chemical have been subsidiaries of AZ Chem

Luxembourg Holdings S.à r.l., which, before giving effect to the Reorganization described below, is also our direct parent and a wholly owned subsidiary of AZ Chem Investments Partners LP.

Prior to the completion of this offering, funds associated with Rhône Capital, which we refer to as the “Rhône Funds”, held a     % limited partnership interest in AZ Chem Investments Partners LP, while International Paper held a     % limited partnership interest and AZ Chem MIV I Ltd and AZ Chem MIV II LP, which are management incentive vehicles, or MIVs, formed to facilitate investment in our company by our senior managers, collectively held a     % limited partnership interest.

The Rhône Funds and International Paper are also members of AZ Chem Investments LLC, the general partner of AZ Chem Investments Partners LP. The Rhône Funds control AZ Chem Investments LLC, and therefore control us.

See “— Corporate and Other Information and the Reorganization” for information about the reorganization of our structure that will occur prior to the completion of this offering.

Our Credit Agreements

In connection with the Acquisition, we entered into a First Lien Credit and Guaranty Agreement, which we refer to as our “First Lien Credit Agreement”, and a Second Lien Credit and Guaranty Agreement, which we refer to as our “Second Lien Credit Agreement”. We refer to these agreements together as our “credit agreements”. As a result of the indebtedness we incurred under the credit agreements, we are highly leveraged. As of December 31, 2009, our total consolidated indebtedness was $338.9 million, including $334.0 million outstanding under our credit agreements. As of December 31, 2009, on an as adjusted basis after giving effect to this offering and the application of the net proceeds therefrom (assuming we sell the shares for a per share price equal to $     , the midpoint of the price range set forth on the cover page of this prospectus), our total consolidated indebtedness would have been $      million and we would have had $60.0 million of borrowing capacity available under the revolving credit facility under our First Lien Credit Agreement. See “Description of Our Indebtedness”.

Rhône Capital

Founded in 1996, Rhône Capital focuses on middle-market private equity investments in businesses with pan-European or trans-Atlantic presence or growth prospects. Rhône Capital’s investment philosophy includes the development of strong, strategic partnerships with the management of portfolio companies in which it invests. Rhône Capital currently has investments in a diversified portfolio of companies.

Corporate and Other Information and the Reorganization

On February 12, 2010, we were incorporated as a Bermuda limited company.

Prior to the completion of this offering, AZ Chem Luxembourg Holdings S.à r.l. will transfer all of the equity interests in Arizona Chem Sweden Holdings AB, its wholly owned subsidiary, to us, and we will transfer all of the equity interests in Arizona Chem Sweden Holdings AB to AZ Chem Luxembourg S.à r.l., our wholly owned subsidiary. Following these transfers, AZ Chem Luxembourg Holdings S.à r.l. will dissolve, and we will be a direct, wholly owned subsidiary of AZ Chem Investments Partners LP. Additionally, prior to the completion of this offering, Arizona Chemical Ltd. will effect a          for 1 stock split. We refer to these transactions as the “Reorganization”.

The historical financial information presented herein is that of Arizona Chem Sweden Holdings AB and its predecessor prior to the Acquisition, and following the Reorganization, all of our business operations will be conducted through Arizona Chem Sweden Holdings AB and its subsidiaries.

Our principal executive offices are located at 4600 Touchton Road East, Building 100, Suite 1500, Jacksonville, Florida 32246 and at Transistorstraat 16, 1322 CE Almere, The Netherlands and our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. We can be reached by telephone at (800) 526-5294 and +(31) 36 5462 800. Our corporate website address is www.arizonachemical.com. We do not incorporate information on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Below is an organizational chart illustrating our corporate structure after the Reorganization and before giving effect to this offering.

THE OFFERING

Issuer	Arizona Chemical Ltd.

Common shares offered by the issuer	common shares.

Common shares offered by the selling shareholder	common shares.

Common shares	Immediately following the consummation of this offering, we will have million common shares outstanding.

Use of proceeds	Assuming we sell the shares for a per share price equal to $ , the midpoint of the price range set forth on the cover page of this prospectus, will receive net proceeds from this offering of approximately $ million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of this offering to repay $ million of indebtedness under our First Lien Credit Agreement, and the remaining proceeds will be used for general corporate purposes. We will not receive any proceeds from the sale of our common shares by the selling shareholder.

Dividend policy	We do not anticipate paying any cash dividends on our common shares for the foreseeable future, and we are currently prohibited from doing so under our credit agreements. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

NYSE Symbol	“ARZ”.

Risk factors	For a discussion of risks relating to our company, our business and an investment in our common shares, see “Risk Factors” and all other information set forth in this prospectus before investing in our common shares.

Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional shares.

SUMMARY SELECTED HISTORICAL CONSOLIDATED
FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth summary financial and operating data on an historical basis for our predecessor and successor periods (each as defined below). You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical consolidated financial statements, the notes to our consolidated financial statements and the other financial information included elsewhere in this prospectus.

We were acquired on February 28, 2007 by Rhône Capital in a business combination accounted for under the purchase method of accounting. The summary selected historical financial data for the period from January 1, 2007 to February 28, 2007 is referred to as “predecessor” and represents the period of time when we were operated as a division of International Paper. All periods subsequent to the Acquisition on February 28, 2007, which resulted in a change of control and a change in accounting basis, are referred to as “successor”. The summary selected historical consolidated financial and operating data for the years ended December 31, 2009 and 2008 and the periods March 1, 2007 to December 31, 2007 and January 1, 2007 to February 28, 2007 have been derived from the audited historical consolidated financial statements included elsewhere in this prospectus.

As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values. In addition, our consolidated statements of operations data for the successor period include interest expense resulting from indebtedness incurred to finance the Acquisition and depreciation and amortization of fair value adjustments to property, plant and equipment and intangible assets related to the Acquisition. Therefore, our successor period financial data generally is not comparable to our predecessor period financial data.

The combined historical results of operations for the year ended December 31, 2007 was derived from the audited consolidated financial statements of our predecessor from January 1, 2007 through February 28, 2007 and of our successor from March 1, 2007 through December 31, 2007. The combined historical results of operations are being presented to assist comparison across the years. The combined information does not comply with accounting principles generally accepted in the United States (“GAAP”) and should not be used in isolation or substitution of the results of operations of either our predecessor period or our successor period. This data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the Acquisition occurred on January 1, 2007 or that may be obtained for any future period.

Consolidated Statements of Operations Data

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands, except per share data)

Net sales	$767,465	$1,001,988	$855,867	$723,797	$132,070
Cost of goods sold	646,986	868,536	755,415	642,341	113,074

Gross profit	120,479	133,452	100,452	81,456	18,996
Selling, general and administrative	78,200	91,936	99,583	86,684	12,899
Unrealized foreign currency exchange (gains) losses(1)	(9,347)	20,304	—	—	—
Restructuring and impairment(2)	26,395	15,513	114	114	—
Other operating income(3)	(5,537)	—	—	—	—

Operating income (loss)	30,768	5,699	755	(5,342)	6,097
Interest (expense) income, net	(16,546)	(29,523)	(28,657)	(28,775)	118
Loss on interest rate swaps, net	(2,541)	(9,311)	(2,275)	(2,275)	—
Other income(4)	3,635	1,879	—	—	—

Income (loss) before income tax expense (benefit)	15,316	(31,256)	(30,177)	(36,392)	6,215
Income tax expense (benefit)	3,831	(4,277)	(6,299)	(8,913)	2,614
Equity in earnings of affiliate(5)	613	380	273	189	84

Net income (loss)	$12,098	$(26,599)	$(23,605)	$(27,290)	$3,685

Earnings per share(6):
Basic and diluted	$12,098	$(26,599)		$(27,290)

Weighted average common shares outstanding:
Basic and diluted	1,000	1,000		1,000

Consolidated Balance Sheet Data

	As of December 31, 2009
		As Adjusted for
	Actual	the Offering(7)
	(dollars in thousands)

Cash and cash equivalents	$47,023	$
Total assets	618,009
Total debt	338,853
Total shareholder’s equity	97,607

Other Data

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Gross margin(8)	15.7%	13.3%	11.7%	11.3%	14.4%
Depreciation(8)	$29,781	$23,311	$23,790	$19,693	$4,097
Amortization	10,834	10,899	9,445	9,120	325
Adjusted EBITDA(9)	93,859	92,723	66,898	54,874	12,024
Adjusted EBITDA margin	12.2%	9.3%	7.8%	7.6%	9.1%
Free cash flow(10)	$81,803	$(13,452)	$8,446	$25,132	$(16,686)
Net cash provided by (used in) operating activities	117,325	20,841	32,934	45,022	(12,088)
Net cash (used in) provided by investing activities	(44,294)	(34,293)	(501,929)	(497,331)	(4,598)
Net cash (used in) provided by financing activities	(63,771)	12,768	498,843	488,547	10,296

(1)	Unrealized foreign currency exchange losses (gains) is primarily related to translation changes in the balance of the Euro-denominated debt under our First Lien Credit Agreement. This is further described in Note 11 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table presents unrealized and realized foreign exchange losses (gains) included in our consolidated statement of operations.

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Unrealized translation related foreign currency exchange (gains) losses	$(9,347)	$20,304	$—	$—	$—
Realized transaction related foreign currency exchange losses (gains) — selling, general and administrative	214	234	(261)	238	(499)
Realized transaction related foreign currency exchange losses (gains) — cost of goods sold	154	65	20	3	17

(2)	Restructuring and impairment includes pre-tax restructuring charges primarily related to manufacturing facility closures and employee terminations as part of our cost reduction initiatives. This is further described in Note 9 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table presents details of our restructuring and impairment charges included in our consolidated statement of operations.

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Port St. Joe, Florida	$5,822	$—	$—	$—	$—
Gersthofen, Germany	1,251	—	—	—	—
Valdosta, Georgia	874	—	—	—	—
U.K. facilities	339	5,369	—	—	—
Niort, France	—	1,972	—	—	—
Dover, Ohio	—	635	—	—	—
Pensacola, Florida	—	534	114	114	—
Impairment	18,109	7,003	—	—	—

Total	$26,395	$15,513	$114	$114	$—

(3)	Other operating income of $5.5 million recorded in 2009 included $4.9 million of insurance proceeds related to a fire at our Oulu, Finland manufacturing facility and a gain of $0.7 million on the sale of capital assets realized as a result of the closure of our Bedlington, U.K. manufacturing facility.

(4)	In 2009, other income included a gain on our acquisition of Abieta of $2.1 million and a gain on settlement with International Paper of $1.3 million, whereas in 2008, other income included a gain of $1.9 million on the extinguishment of a portion of our debt. All of these items were excluded from the calculation of Adjusted EBITDA.

(5)	Equity in earnings of affiliate relates to our 10% investment in Arboris, LLC, which was formed in 2002 and is accounted for under the equity method of accounting as we have the ability to exercise significant influence. Our share of the earnings from operations in this investment is recorded in our statement of operations. This is further described in Note 3 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(6)	Prior to the Acquisition, we were an operating division of International Paper. As a result, the capital structure of our predecessor did not include common stock or other forms of equity shares. Accordingly, earnings per share is not available for periods prior to March 1, 2007. Additionally, the information presented regarding earnings per share and weighted average common shares outstanding is that of Arizona Chem Sweden Holdings AB on an actual basis. The earnings per share of Arizona Chemical Ltd. on an as adjusted basis after giving effect to the Reorganization for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 would have been $ , $ and $ , respectively, assuming common shares outstanding.

(7)	Reflects on an adjusted basis the sale of of our common shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds from this offering as described under “Use of Proceeds”, and assumes this offering had been consummated on December 31, 2009.

(8)	Included in these amounts in 2009 is accelerated depreciation associated with the closure of our Port St. Joe facility in the amount of $1.6 million. Accelerated depreciation had a negative impact on our gross margins of 1.3% in 2009.

(9)	Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization and is adjusted for various items as defined in our credit agreements. See “— Adjusted EBITDA” below.

(10)	Free cash flow represents net cash provided by operating activities, less purchases of property, plant and equipment, software spending and proceeds from disposals of property, plant and equipment. See “ — Free Cash Flow” below.

Adjusted EBITDA

Adjusted EBITDA is not a GAAP concept. We present Adjusted EBITDA because it is used by management to evaluate operating performance. In addition, a reconciliation from net income to Adjusted EBITDA is required for reporting and covenant calculation purposes pursuant to our credit agreements. We consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA for our executive compensation plan, which bases incentive compensation payments on our Adjusted EBITDA performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. A reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA is presented below:

	Successor	Successor	Combined	Successor	Predecessor
	(Non-GAAP)
				March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Net income (loss)	$12,098	$(26,599)	$(23,605)	$(27,290)	$3,685
Interest expense (income), net	16,546	29,523	28,657	28,775	(118)
Income tax expense (benefit)	3,831	(4,277)	(6,299)	(8,913)	2,614
Depreciation and amortization	40,615	34,210	33,235	28,813	4,422

EBITDA	73,090	32,857	31,988	21,385	10,603

	Successor	Successor	Combined	Successor	Predecessor
	(Non-GAAP)
				March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Unrealized foreign currency exchange (gains) losses	(9,347)	20,304	—	—	—
Restructuring and impairment	26,395	15,513	114	114	—
Loss on interest rate swaps, net	2,541	9,311	2,275	2,275	—
Equity in earnings of affiliate	(613)	(380)	(273)	(189)	(84)
Transaction costs(1)	—	1,316	10,271	10,271	—
Management fees (2)	1,538	1,990	1,295	1,295	—
Transition costs(3)	—	2,984	6,667	6,575	92
Gain on Abieta acquisition	(2,142)	—	—	—	—
Gain on settlement with International Paper	(1,316)	—	—	—	—
Non-restructuring severance	—	3,121	2,235	2,235	—
Third-party advisor fees	—	1,573	—	—	—
Consulting services	—	3,794	7,616	7,616	—
Gain on debt extinguishment	—	(1,901)	—	—	—
Other items	3,713	2,241	4,710	3,297	1,413

Adjusted EBITDA	$93,859	$92,723	$66,898	$54,874	$12,024

(1)	Transaction costs were related to the Acquisition. These costs included legal, tax, IT, professional fees and Rhône Capital transaction fees.

(2)	Management fees are paid to Rhône Group L.L.C., an affiliate of Rhône Capital, for corporate-level support activities provided to us. These management fees will no longer be paid following the completion of the offering.

(3)	Transition costs included fees paid to International Paper in connection with the Acquisition under the transition services agreement (governing interim services provided by International Paper), IT consulting fees, costs for infrastructure build-out (such as IT and phone systems, treasury function setup, HR/payroll) and the cost of a carve-out audit, among other items.

Free Cash Flow

Free cash flow is not a GAAP concept. We present free cash flow because our management considers it to be a useful, supplemental indicator of our liquidity. When measured over time, free cash flow provides supplemental information to investors concerning our operating results and our ability to generate cash flows to satisfy mandatory debt service requirements and make other non-discretionary expenditures.

Our management believes that consideration of free cash flow should only be supplemental because free cash flow has limitations as an analytical financial measure. Our management compensates for these limitations by relying primarily on our results under GAAP to evaluate our liquidity and by considering independently the economic effects of the foregoing items that are not reflected in free cash flow. As a result of these limitations, free cash flow should not be considered as a substitute for other measures of liquidity reported in accordance with GAAP, including net cash provided by (used in) operating activities, net cash provided by (used in) investing activities, net cash provided by (used in) financing activities or change in cash and cash equivalents. A reconciliation of net cash provided by (used in) operating activities to free cash flow, the most directly comparable GAAP measure, is presented below:

	Successor	Successor	Combined	Successor	Predecessor
	(Non-GAAP)
				March 1, 2007	January 1, 2007
	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Net cash provided by (used in) operating activities	$117,325	$20,841	$32,934	$45,022	$(12,088)
Less:
Purchases of property, plant and equipment	(22,993)	(34,719)	(22,846)	(18,248)	(4,598)
Software spending	(13,404)	(142)	(1,642)	(1,642)	—
Proceeds from disposals of property, plant and equipment	875	212	—	—	—
Other	—	356	—	—	—

Free cash flow	$81,803	$(13,452)	$8,446	$25,132	$(16,686)

Net cash (used in) provided by investing activities	(44,294)	(34,293)	(501,929)	(497,331)	(4,598)
Net cash (used in) provided by financing activities	(63,771)	12,768	498,843	488,547	10,296

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying our common shares. If any of the following risks or uncertainties occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our common shares could decline and you may lose all or a part of your investment in our common shares.

General Business Risks

Conditions in the Global Economy and Capital Markets May Adversely Affect Our Results of Operations, Financial Condition and Cash Flows.

Our products are sold in markets that are sensitive to changes in general economic conditions. Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. A decline in the demand for our products or a shift to lower margin products due to deteriorating economic conditions would adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.

Our business and operating results have been and will continue to be affected by the global recession, including the turbulence in the credit markets, dislocations in the real estate markets, fluctuating commodity prices, volatile exchange rates and other challenges currently affecting the global economy and our customers. If the current global recession continues for a significant period of time or further deteriorates, our results of operations, financial condition and cash flows would be materially adversely affected.

Demand for Many of Our Products is Cyclical, and We May Experience Prolonged Depressed Market Conditions for Our Products, Which Would Decrease Our Net Sales and Operating Margins.

Many of our products are ultimately used in end markets which are cyclical in nature, such as housing, automotive, printed media, road construction and oil and natural gas drilling. We primarily sell our products to other manufacturers who use our products as intermediates and performance modifiers. The housing market directly affects demand for our products through the demand for oil-based paints, as well as flooring and construction adhesives. The automotive market affects demand for tires, metal working fluids, automotive adhesives in new automobile construction and after-market parts such as air filters. The printed media market, such as advertising and magazine publication, is subject to consumer and discretionary spending trends, while the road construction market is dependent on government spending, which affects sales of our products used in road safety striping. Certain of our products are used in oil and natural gas drilling applications, the demand for which is dependent on the overall energy markets. Any adverse development that negatively affects any or all of these industries could cause a material decrease in our net sales and operating margins.

Our Business is Subject to Seasonality That May Affect Our Quarterly Operating Results and Impact the Market Price of Our Common Shares.

Seasonal changes and weather conditions typically affect the inks and roadmarking end-use markets. For example, the demand for our ink products is typically highest in the third quarter of the year due to increased demand for holiday catalog printing. Demand for roadmarking products is typically higher during the warm weather months and can be affected by adverse weather conditions during those periods. Because seasonal weather patterns are difficult to predict, we cannot accurately estimate fluctuations in our quarterly sales in the roadmarking market in any given year. If reduced demand in the inks and roadmarking markets cause our operating results to fall below the periodic expectations of financial analysts or investors, the market price of our common shares may decline.

We Generally do not have Long-Term Contracts with Our Customers, and the Loss of Customers Could Adversely Affect Our Sales and Profitability.

Our five largest customers accounted for approximately 20% of our net sales in 2009. With some exceptions, our business is based primarily upon individual sales orders with our customers. As such, our customers could cease buying our products from us at any time, for any reason, with little or no recourse. If a major customer or multiple smaller customers elected not to purchase products from us, our business prospects, financial condition and results of operations would be materially adversely affected.

We have Recorded a Significant Amount of Identifiable Intangible Assets, But We May Never Realize the Full Value of Those Assets.

Intangible assets are recorded at fair value on the date of acquisition and, in accordance with GAAP, will be reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services sold by our business, and a variety of other factors. The amount of any impairment must be expensed immediately as a charge to our results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of our intangible assets would have an adverse effect on our financial condition and results of operations.

International Paper and Other Third Parties Provide Operating and Other Services to Us Under Agreements that are Important to Our Business. The Failure of Any of These Parties to Perform Their Obligations, or the Termination of These Agreements, Would Adversely Affect Our Operations.

The operation of certain of our facilities is dependent on services provided by third parties. For example, we have contracts with International Paper pursuant to which International Paper provides our Savannah, Georgia facility with waste water treatment and certain other services. Additionally, Bay County, Florida provides our Panama City facility with waste water treatment services. Bay County is currently considering selling the waste water treatment facility used to treat our waste water to a private company, and we cannot assure you that we will be able to have our waste water treated by this facility in the future. In the event that International Paper, Bay County or another third party fails to provide services to our facilities, we may be required to obtain these services from other third parties at an increased cost or to expend capital to provide these services ourselves. The expenses associated with obtaining or providing these services, as well as any interruption in our operations as a result of the failure of the third party to provide a particular service, may be significant and may adversely affect our results of operations.

Additionally, although we own our Savannah, Georgia facilities, our BLS acidulation facility is located on real property leased from International Paper pursuant to a long-term lease agreement, and this property is surrounded by the International Paper mill. In the event we were to have a dispute with International Paper regarding the terms of our lease agreement or we were otherwise unable to fully access or utilize this portion of our Savannah facility, we could incur higher costs associated with freight to divert BLS to other locations within our acidulation network. Long-term outages would require the expenditure of capital for additional acidulation equipment.

Acquisitions and Joint Ventures that We Pursue May Present Unforeseen Integration Obstacles and Costs, Increase Our Leverage and Negatively Impact Our Performance.

We intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. There can be no assurance that we will decide to pursue acquisitions or joint ventures or whether we will be successful in completing any such transaction. If such transactions are consummated, the risks described below, and the risks associated with our business generally, may be increased. These transactions may require us to assume or incur additional debt financing, resulting in additional leverage and a complex debt structure. We may pursue acquisitions of a significantly larger scale than in the past.

The expense incurred in consummating acquisitions or our failure to integrate acquired businesses successfully into our existing businesses could negatively impact our results of operations. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial and management resources that would otherwise be available for the ongoing development or expansion of existing operations. Additional risks associated with our acquisition and joint venture strategy include:

•	potential disruption of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel;

•	increasing the scope, geographic diversity and complexity of our operations;

•	encountering unforeseen obstacles or costs in the integration of acquired businesses;

•	the presence of one or more material liabilities of an acquired company that are unknown to us at the time of the acquisition; and

•	unfavorable reception to the acquisition by our customers.

Our Business Could be Materially and Adversely Affected if We Encounter Problems in the Installation or Operation of a New SAP Financial System to Replace Our Current Systems.

We are highly dependent on our information systems infrastructure in order to process orders, track inventory, ship products in a timely manner, prepare invoices to our customers, generate financial reports and otherwise carry on our business in the ordinary course. We are in the process of implementing a new global enterprise resource planning, or ERP, system that we have licensed from SAP AG. The new ERP system is designed to integrate all of our data and processes, including supply chain, inventory and accounting, into a unified system. We expect the implementation to be completed in phases during the first half of 2010. The transition to a new ERP system involves numerous risks, including difficulties in integrating the system with our current operations, potential delay in the processing of customer orders for shipment of products, diversion of management’s attention away from normal daily business operations, increased demand on our operations support personnel, initial dependence on unfamiliar systems while training personnel in its use, increased operating expenses resulting from training, conversion and transition support activities and difficulties in accurately reporting our financial results on a timely basis. If we experience significant problems with the implementation of this system, the resulting disruption could adversely affect our business, sales, results of operations and financial condition.

Risks Related to Raw Materials

We are Highly Dependent On Our Key Raw Materials and Lack of Access to Adequate Supplies of Our Key Raw Materials Would Adversely Affect Our Results of Operations.

The availability of raw materials is essential to our business. Our manufacturing process relies on three key raw materials: crude tall oil, or CTO, crude sulfate turpentine, or CST and, to a lesser extent, D-limonene. CTO and CST accounted for approximately 68% and 3% of our annual raw material costs in 2009, respectively. We have entered into long-term supply agreements with International Paper pursuant to which we agreed to buy, and International Paper agreed to sell, all of International Paper’s CTO and CST output in the United States. We also have the option to acquire CTO and CST produced at future International Paper paper mills worldwide. In 2009, we satisfied 27% of our global CTO requirements and 41% of our global CST requirements pursuant to these agreements. We also maintain agreements with others to supply our raw material needs.

CTO and CST are co-products of the kraft pulping process. As a result, the supply of CTO and CST is based on the demand for the paper products produced by our suppliers, not on the demand for CTO or CST. Accordingly, the global supply of CTO and CST is inherently constrained by the volume of kraft pulp processing and neither International Paper nor our other suppliers are required to supply us with a minimum, or floor, amount of CTO or CST. In addition, substantially all of the global CTO and CST supply is consumed by the producers of CTO and CST or sold pursuant to long-term supply agreements, and CTO and CST are not generally available on the open market. Furthermore, weather conditions in the Southeastern United States, northern Europe and other regions where pine trees are grown have in the past, and may in the future, affect the availability and quality of pine trees used in the kraft pulping process and, therefore, the available supply of CTO and CST. For example, in 2005, a wind storm caused a significant amount of damage to the forests in Sweden. The trees that were felled during the storm were processed by the pulp mills over an extended period of time, which reduced the quantity of CTO and CST yielded from the kraft pulping process in 2005 and 2006. Accordingly, there can be no assurance that CTO and CST will be available in quantities necessary for us to operate our business.

If any of our suppliers fails to meet its obligations under our supply agreements or is otherwise unable to provide us with an adequate supply of our raw materials and we are unable to obtain raw materials from other suppliers, we would be unable to produce the quantity of products that we have historically produced and our results of operations would be adversely affected.

Additionally, we have in the past had disagreements with International Paper, our largest supplier, regarding the terms of our CTO and CST supply agreements. Although we believe we have resolved these disputes to the satisfaction of all parties, there can be no assurance that we will not have disputes with International Paper or another supplier of our raw materials in the future.

The European Union’s Directive on the Promotion of the Use of Energy from Renewable Resources and Similar Legislation in the United States May Incentivize the Use of CTO and CST as Alternative Fuels.

In December 2008, the European Parliament and the Council of the European Union passed a directive on the promotion of the use of energy from renewable sources, which established a 20% European Community-wide target for energy consumed from renewable sources relative to the Community’s gross final consumption of energy, as well as a 10% target for energy consumed from renewable sources in the transport sector. In order to reach these targets, the directive established mandatory targets for each Member State and requires each Member State to adopt a national renewable energy action plan by June 2010 setting forth measures to achieve its mandatory targets.

The directive established sustainability criteria for alternative fuels that must be satisfied in order for the consumption of a fuel to count toward a Member State’s national targets. Although we are engaged in discussions with the European Parliament, the European Commission and various Member States regarding the appropriate status and treatment of CTO and CST under the directive and national renewable energy action plans, CTO and CST currently satisfy the sustainability criteria.

If a Member State’s national renewable energy action plan incentivizes the consumption of CTO or CST (or their precursor chemicals) as alternative fuels, demand for CTO and CST may increase. We are aware of at least one company, SunPine AB, located in Pitéa, Sweden, that is in the process of completing a new manufacturing facility for the production of biodiesel from CTO at least in part in reliance on possible incentives under the directive. This biodiesel manufacturing project, or other similar future projects elsewhere, will increase the demand for the raw materials that our business currently depends on.

In addition to these developments in the European Union, various pieces of legislation regarding the use of alternative fuels have been introduced in the United States Congress. While this legislation is in its early stages, final legislation may incentivize the use of CTO and CST as alternative fuels in the United States.

Because the supply of CTO and CST is inherently constrained by the volume of paper pulp processing, any diversion of CTO and CST (or their precursor chemicals) for use as alternative fuels would reduce the available supply of CTO and CST. If this diversion were substantial, it could cause prices for CTO and CST to increase materially, place us at a competitive disadvantage relative to our competitors who rely on different primary raw materials, adversely affect our results of operations and threaten our ability to operate our business.

Fluctuations in Costs of Our Raw Materials Could Adversely Affect Our Results of Operations.

Our results of operations are directly affected by the cost of our raw materials, particularly CTO and CST. Raw materials accounted for approximately 60% of our costs of goods sold in 2009, and, accordingly, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers.

CTO and CST, in addition to their ability to be distilled into higher value chemicals, can be burned as alternative fuels. Some paper mills have historically burned CTO to meet their energy needs rather than sell the CTO they produce to third parties. Additionally, because of its inherent fuel properties, we compete for CTO with energy companies and biodiesel manufacturers, as well as other pine chemical companies. As discussed above, certain countries have proposed incentivizing the use of CTO and CST as alternative fuels, which would cause prices for CTO and CST to increase and place us at a competitive disadvantage relative to companies that utilize CTO and CST as an energy source. This could also result in a decrease in available supply of CTO and CST.

Furthermore, the cost of CTO is driven by energy prices generally, in addition to supply/demand balance and product quality, which means that the cost of CTO can fluctuate in accordance with capacity additions or reductions or significant facility operating reductions within the CTO market as well as the broader energy industry.

We cannot assure you that we will be able to pass raw material price increases through to our customers, and any price increase that we cannot pass on to our customers will adversely affect our results of operations.

Increases in Energy Costs Could have an Adverse Effect on Our Results of Operations.

Energy purchases constituted approximately 8% of our cost of goods sold in 2009. Increases in energy costs, unless passed on to our customers, would adversely affect our results of operations. In addition, rising energy costs may increase our raw material costs. If energy prices increase significantly, our business or results of operations may be adversely affected. In addition, rising energy costs negatively impact our customers and the demand for our products. These risks will be heightened if our customers or production facilities are in locations experiencing severe energy shortages.

Risks Related to Our Indebtedness

Our Substantial Indebtedness Could Adversely Affect Our Ability to Raise Additional Capital to Fund Our Operations, Limit Our Ability to React to Changes in the Economy or Our Industry and Prevent Us From Fulfilling Our Obligations Under Our Existing or Future Indebtedness.

We have substantial indebtedness. As of December 31, 2009, our total consolidated indebtedness was $338.9 million, including $334.0 million outstanding under our credit agreements. As of

December 31, 2009, on an as adjusted basis after giving effect to this offering and the use of the proceeds therefrom (assuming that we sell the shares for a per share price of $     , the midpoint of the price range set forth on the cover page of this prospectus), we would have had $      million of outstanding indebtedness, including $      million under our First Lien Credit Agreement and $      million outstanding under our Second Lien Credit Agreement. In fiscal 2010, on an as adjusted basis, after giving effect to this offering and the use of the proceeds therefrom, our cash debt service is expected to be approximately $      million (including $      million of short term debt maturities) based on interest rates as of          , 2010, of which $      million represents principal and $      million represents interest.

Our substantial indebtedness could have important consequences for you, including the following:

•	it may limit our ability to obtain additional financing to fund working capital, capital expenditures, product development, dividend payments, debt service requirements, strategic initiatives or other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or market conditions, and because we are more highly leveraged than some of our competitors, we may be at a competitive disadvantage;

•	it may make us more vulnerable to further downturns in our industry or the economy;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of principal and interest on our indebtedness and will not be available for other purposes;

•	it may limit our ability to acquire other businesses or assets; and

•	it may limit our ability to refinance our current indebtedness.

Our ability to make scheduled payments on our debt obligations and to repay our debt obligations as they come due depends on our financial condition and operating performance as well as general financial, business and market conditions and other factors that are beyond our control. There can be no assurances that our business will generate sufficient cash flow from operations or that we will be able to borrow additional funds to satisfy our debt service obligations and other liquidity needs.

The Terms of Our Existing Indebtedness May Restrict Our Current and Future Operations.

The terms of our existing indebtedness contain, and any future indebtedness we may incur would likely contain, restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	declare dividends, make distributions or redeem or repurchase common shares;

•	prepay, redeem or repurchase other debt;

•	incur liens or grant negative pledges;

•	make loans and investments and enter into acquisitions and joint ventures;

•	incur additional indebtedness;

•	amend or otherwise alter or waive any material rights under any organizational document or any permitted debt agreement;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	engage in sale and lease-back transactions;

•	conduct transactions with affiliates;

•	alter the nature of our business; and

•	change our fiscal quarter or fiscal year.

In addition, our credit agreements require us to achieve certain financial results and maintain compliance with specified financial ratios, which become more restrictive over time. A failure to comply with these covenants could result in an event of default under our credit agreements. In the event of any default under our credit agreements, the lenders thereunder may:

•	discontinue lending under the revolving credit facility under our First Lien Credit Agreement;

•	elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	foreclose on our collateral; and

•	force us to file for bankruptcy protection.

See “Description of Our Indebtedness”.

Our Variable-Rate Indebtedness Subjects Us to Interest Rate Risk, Which Could Cause Our Annual Debt Service Obligations to Increase Significantly.

Certain of our indebtedness, including indebtedness under our credit agreements, are or will be at variable rates of interest and expose us to interest rate risk. See “Description of Our Indebtedness”. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. Assuming the amount of variable rate indebtedness remains the same, after giving effect to the offering and the use of the proceeds therefrom, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our 2010 estimated debt service requirements by approximately $      million.

Despite Our Substantial Indebtedness, We May Still be Able to Incur Significantly More Debt, Which Could Intensify the Risks Relating to Our Indebtedness Described Above.

The terms of the instruments governing our indebtedness restrict, but do not prohibit, our ability to incur substantial additional indebtedness in the future. As of December 31, 2009, on an as adjusted basis, after giving effect to this offering and the use of proceeds therefrom, we would have had $60.0 million available for additional borrowing under the revolving credit facility under our First Lien Credit Agreement, and the covenants under our credit agreements would allow us to borrow a significant amount of additional indebtedness. The more leveraged we become, the more we, and in turn our security holders, become exposed to the risks described above under “— Our Substantial Indebtedness Could Adversely Affect Our Ability to Raise Additional Capital to Fund Our Operations, Limit Our Ability to React to Changes in the Economy or Our Industry and Prevent Us From Fulfilling Our Obligations Under Our Existing or Future Indebtedness”.

Risks Related to Environmental and Safety Matters

Compliance with Extensive Environmental, and/or Health and Safety Regulations Could Be Costly, Subject Us to Liability for Fines or Damages, and/or Require Us to Modify Our Operations or Products.

Our operations are subject to extensive environmental, health and safety, or EHS, laws and regulations at national, international and local levels in each jurisdiction where we operate. Such laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the investigation and cleanup of contamination, exposure to chemicals and other hazards, the control of resin dust and occupational health and safety. We have incurred, and will continue to incur, operating costs and capital expenditures to comply with these laws and regulations. In 2009, we incurred capital expenditures of

$1.3 million for EHS improvements, and we expect to incur capital expenditures of $2.7 million for EHS improvements in 2010. Future developments, including the enactment of new or more stringent laws or regulations could require us to make additional unplanned environmental expenditures.

Violations of these laws and regulations or the permits required for our operations could result in restrictions on our operating activities or the imposition of substantial fines, penalties, civil or criminal proceedings, third-party property damage claims (including natural resource damages claims), personal injury claims, reputational harm, cleanup costs or obligations or other losses or costs.

Compliance with EHS laws generally increases the cost of production, including registration and approval requirements, the costs of transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes, and such costs could have a material adverse effect on our results of operations. Furthermore, environmental laws are subject to change and have tended to become stricter over time. In particular, regulatory efforts to address climate change and greenhouse gas emissions could affect our cost of production, the availability of raw feedstock or product sales. Such changes in environmental laws or their interpretation, or the enactment of new environmental laws, could result in materially increased capital expenditures and compliance costs.

Regulation of Exposure to Certain Process Chemicals Could Require Material Expenditures or Changes in Our Operations.

Certain regulations applicable to our operations, including the Occupational Safety and Health Act and the Toxic Substances Control Act in the United States and the Registration, Evaluation and Authorization of Chemicals, or REACH, directive in Europe, prescribe limits restricting exposure to a number of chemicals used in our operations, including formaldehyde and nonylphenol, a raw material used in our Niort, France facility in the manufacture of phenolic ink resins. Future studies on the health effects of chemicals used in our operations, including nonylphenol and bisphenol A, which is used in our rosin-based ink resins, may result in additional regulation or new requirements in the United States, Europe and elsewhere which further restrict or prohibit the use of, and exposure to, these chemicals. Additional regulation of or requirements for these or other chemicals could require us to change our operations, and these changes could affect the quality or types of products we manufacture and materially increase our costs.

We May be Subject to Cleanup Obligations, Lawsuits and Other Claims Arising Out of Environmental Contamination or Personal Injuries Associated with Chemical Manufacturing.

Many of our facilities have environmental contamination. The investigation and remediation of contamination at our facilities, including the discovery of contamination arising from historical industrial operations at our current and former properties, or at other properties impacted by our operations or to which our wastes were sent for disposal, may expose us to cleanup obligations and other damages which could be costly and may adversely affect our financial condition and results of operations. Under various environmental laws in the United States and other countries where we operate, a current or prior owner or operator of a facility may be liable for the entire cost of remediation of contamination at the facility or at locations where wastes were sent for disposal, in many cases without regard to whether the owner or operator knew of, or caused, the contamination.

For example, we are aware of soil and groundwater contamination at our Sandarne, Sweden facility, as well as costs that we will need to incur in connection with the closure of a landfill at a former Stora Enso site in Sandarne. Though we do not presently expect the costs associated with these matters to be material, it is possible that future unexpected costs associated with these or any other investigations and remediations could adversely affect our financial condition and results of operations.

We face the risk that individuals could seek damages for personal injury due to exposure to chemicals at our facilities or elsewhere, or to chemicals or wastes otherwise owned, controlled or disposed of by us. We may be subject to claims with respect to workplace exposure, workers’ compensation, claims by neighbors or others alleging personal injury or property damage in connection with our operations or waste disposal. The costs to resolve such claims could be material.

Chemical Manufacturing is Inherently Hazardous, Which Could Result in Accidents that Disrupt Our Operations or Expose Us to Significant Losses or Liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes are inherent in our operations and the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on the Company as a whole. These potential risks include, but are not limited to:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters, including hurricanes in the Southeastern United States and other extreme weather conditions relating to global climate change;

•	terrorist attack;

•	mechanical failures; and

•	chemical spills and other accidental discharges or releases of toxic or hazardous substances or gases.

These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties or fines, expenses for remediation and damage claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period of time at any of our major operating facilities could have a material adverse effect on our financial condition and results of operations. For example, in April 2008, a fire occurred in the refinery portion of our Oulu, Finland facility due to the failure of a hot oil pump, and in September 2009 a fire occurred at our Sandarne, Sweden facility as the result of welding work being performed by an outside contractor. While the fire at our Sandarne facility had a limited impact on our production or ability to service our customers, the Oulu fire required us to shut down that facility for approximately one month, resulted in property damage of €1.2 million and caused us to incur a business interruption expense €4.1 million, including a €2.6 million loss of profits resulting from lost sales.

In order to mitigate these potential losses and liabilities, we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, and the majority of the damage and loss resulting from the fire at our Oulu facility was covered by our insurance. However, we are not fully insured against all potential hazards incidental to our business, and we may not recover the full amount of a loss or liability under the terms of our insurance policies.

Legal and Regulatory Risks

Regulatory and Statutory Changes Applicable to Us or Our Customers Could Adversely Affect Our Financial Condition and Results of Operations.

We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local rules, laws and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, changes in environmental regulations restricting the use of sterols could cause a decline in sales to producers of that product.

We are Subject to Customs, International Trade, Export Control, Antitrust, Zoning and Occupancy and Labor and Employment Laws That Could Require Us to Modify Our Current Business Practices and Incur Increased Costs.

We are subject to numerous regulations, including customs and international trade laws, export control, antitrust laws and zoning and occupancy laws that regulate manufacturers generally and/or govern the importation, promotion and sale of our products, the operation of factories and warehouse facilities and our relationship with our customers, suppliers and competitors. If these regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and hurt our business and negatively impact results of operations.

Similarly, these laws affect the availability and pricing of our raw materials and competing products. For example, we benefit from certain trade protections, including anti-dumping protection. If we were to lose these protections, our results of operations could be adversely affected. Changes in these laws or regulations may increase the cost of our raw materials or lower the cost of a competing product, which could hurt our business and negatively impact results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Due to the Nature of Our Business and Products, We May Be Liable for Damages Arising Out of Product Liability Claims.

The sale of our products involves the risk of product liability claims. For example, some of the chemicals or substances that are used in our businesses, including alkyl phenols such as bisphenol A and nonylphenol, and flammable solvents such as toluene, xylene and alcohols, as well as rosin, formaldehyde and resin dust, have been identified as having potentially harmful health effects.

In addition, we may be liable for damages based on product liability claims brought against our customers in our end-use markets. Many of our products provide critical performance attributes to our customers’ products that are ultimately sold to consumers who could potentially bring product liability suits in which we could be named as a defendant. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage limits, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, there can be no assurance that our efforts in this regard will ultimately protect us from any such claims.

Risks Related to Worldwide Operations

Our Substantial Worldwide Operations Subject Us to Risks not Faced by Competitors that are Based in or that Operate Solely in the United States, Including Legislative, Judicial, Economic, Political, Regulatory, Labor and Tax Conditions.

We are a Bermuda company with a significant portion of our manufacturing operations located outside the United States. In 2009, our net sales outside the United States represented approximately

59% of our total net sales and included sales to more than 80 countries. In addition, we have production facilities located in Sandarne, Sweden, Oulu, Finland, Chester-le-Street, United Kingdom, Niort, France and Gersthofen, Germany. Accordingly, our business is subject to the differing legal, political, social and regulatory requirements and economic conditions specific to the countries or regions in which we operate, which could materially adversely affect our financial performance. Risks inherent in world-wide operations include, but are not limited to, the following:

•	difficulty in enforcing agreements through the differing legal systems of the countries in which we operate;

•	customers in the various countries in which we operate may have long payment cycles;

•	countries in which we operate may impose withholding taxes or otherwise tax our income from our operations, impose tariffs or adopt other restrictions on trade and investment outside, including currency exchange controls;

•	restrictions on our ability to repatriate earnings from countries in which we operate;

•	difficulty in enforcing intellectual property rights and our ability to protect our intellectual property;

•	high rates of inflation;

•	fluctuations in exchange rates, including currency devaluation, may affect product demand and may adversely affect our profitability;

•	increased costs of transportation or shipping;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate;

•	changes in laws or regulatory requirements, including those governing environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations; and

•	required compliance with laws and regulations of numerous jurisdictions.

A portion of our outstanding debt under our First Lien Credit Agreement is denominated in Euros, and a portion of this debt is attributable to Arizona Chemical AB, whose functional currency is the Swedish Kronor. Accordingly, fluctuations in the exchange rate of the Swedish Kronor to the Euro expose us to both realized and unrealized foreign currency losses. For example, in 2008, we recognized an unrealized loss of $20.3 million due to a stronger Euro against the Swedish Kronor, and in 2009, we recognized $9.3 million and $0.4 million of unrealized gain and realized loss, respectively.

Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social, tax and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Our growth strategy includes expansion into new and existing international markets, and we expect that our operations outside the United States will account for a larger portion of our revenue and profitability in the future. As a result, each of the foregoing risks is likely to take on increased significance.

Currency Translation Risk and Currency Transaction Risk May Negatively Affect Our Net Sales, Cost of Sales and Operating Margins and Could Result in Exchange Losses.

We conduct our business and incur costs in the local currency of most countries in which we operate. In 2009, our net sales recorded in currencies other than U.S. dollars represented approximately 51% of our total net sales. Accordingly, our results of operations are recorded in the relevant local currency and then translated to U.S. dollars, our functional currency, at the applicable currency exchange rate for inclusion in our financial statements. Changes in exchange rates between those foreign currencies and the U.S. dollar will affect our net sales, cost of sales and operating margins and could result in exchange losses. In addition to currency translation risks, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it records revenues. While we do not currently hedge our exchange rate exposures, we may do so in the future. However, any hedging transactions we enter into may not be effective or could result in foreign exchange hedging loss. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted.

Given the volatility of exchange rates, we may not be able to effectively manage our currency transaction and/or translation risks, and any volatility in currency exchange rates may have an adverse effect on our financial condition, cash flows and profitability. We operate our business in countries that historically have been and may continue to be susceptible to recessions or currency devaluation, including Mexico and Turkey. In addition, as we expand our business in emerging markets, particularly China and Russia, the uncertain regulatory environment relating to currency policy in these countries could have a negative impact on our operations there.

Risks Related to Competition

We Face Competition From Other Chemical Companies, Which Could Force Us to Lower Our Prices, Thereby Adversely Affecting Our Business, Operating Margins, Financial Condition, Cash Flows and Profitability.

The markets in which we operate are highly competitive, and this competition could harm our business, operating margins, financial condition, cash flows and profitability. Our competitors include major international producers as well as smaller regional competitors. Current and anticipated future consolidation among our competitors and customers may cause us to lose market share as well as put downward pressure on pricing. Furthermore, there is a trend in the chemical industry toward relocation of manufacturing facilities to lower-cost regions such as Asia. Such relocation may permit some of our competitors to lower their costs and improve their competitive position. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and throughout the economy as a whole. If we do not compete successfully, our business, operating margins, financial condition, cash flows and profitability could be adversely affected.

Competition from Producers of Substitute Products Could Lead to Declines in Our Net Sales Attributable to These Products.

We face competition from a number of products that are potential substitutes for our products. In particular, hydrocarbon and gum-based resins compete with tall oil-based resins in the adhesives and inks markets, and animal and vegetable-based fatty acids compete with TOFA. We have in certain cases been subject to pricing pressure from Chinese manufacturers of gum rosins, and our hydrocarbon competitors have introduced metallocene-based products that compete directly with many of our adhesive tackifiers. Considerable growth in these substitutes for our products could adversely affect our market share, net sales and results of operations.

We face substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products, price changes in raw materials, our failure to secure patents or the expiration of patents, could result in declining demand for our products as our customers switch to substitute products or undertake manufacturing of such products on their own. If we are unable to develop and produce or market our products to effectively compete against our competitors, our results of operations may materially suffer.

Failure to Develop New Products will Make Us Less Competitive.

Our results of operations depend to a significant extent on our ability to expand our product offerings and to continue to develop our production processes to be a competitive producer. We may not be able to continue to develop new products, re-engineer our existing products successfully or bring our products to market in a timely manner. While we believe that the products, pricing and services we offer customers are competitive, we may not be able to continue to attract and retain customers.

In addition, our customers may introduce new generations of their own products or require new technological and increased performance specifications that would require us to develop customized products. Innovation or other changes in our customers’ product performance requirements may also adversely affect the demand for our products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets, and upon our ability to successfully develop, manufacture and market products in such changing end-use markets. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers’ needs, then our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

Pricing Pressures by Our Customers and Increased Competition May Adversely Affect Our Results of Operations.

We have in the past experienced pricing pressure from customers in certain of the markets in which we compete, particularly chemical intermediates and inks. While we are directing our business away from producing low-margin products such as those sold as chemical intermediates and those sold into the inks market, we currently derive a significant portion of our revenues from sales of these chemicals and will continue to do so for the foreseeable future. Accordingly, pricing pressure on these products may reduce our profitability and adversely affect our results of operations.

Risks Related to Intellectual Property

Our Business Relies on Intellectual Property and Other Proprietary Information and Our Failure to Protect Our Rights Could Harm Our Competitive Advantages with Respect to the Manufacturing of Some of Our Products.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property and other proprietary information of our business. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or from independently developing intellectual property and other proprietary information that is similar to ours, particularly in countries where the laws do not protect our proprietary rights to the same degree as in the United States. Others’ use of our intellectual property and other proprietary information could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail.

As a result of developing products and markets with selected customers, we have six patent families that are jointly-held with certain of our customers. These patents are in the areas of tackifiers for adhesives and specialty polyamides for fragrance formulations. At the time of such product and/or market development, we entered into written agreements with these customers that limit the rights of each party with respect to jointly developed inventions and inventions made with the confidential information of the other party. These written agreements were made in exchange for exclusive licenses or supply agreements, for limited times. The risks of such joint-development agreements include the risk that our partner will breach its obligations under the agreement. For example our partner might breach the agreement and begin making products that we develop or enter into similar development agreements with our competitors. In the event that our customer exploits a jointly-held patent or breaches its obligations under a joint-development agreement, our business could be materially adversely affected. Another risk is that title to intellectual property that is managed by an agreement may become clouded. For example, we or our partner may fail to document a change in patent ownership that occurs when certain conditions of an agreement are met. Unclear title or undocumented changes in title make it more difficult to license or sell such a patent.

Any of our patents or patent applications may not provide us with any competitive advantage and may be challenged by third parties. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our intellectual property and other proprietary information. Moreover, our competitors may already hold or have applied for patents in the United States or abroad that, if enforced or issued, could possibly prevail over our patent rights or otherwise limit our ability to manufacture or sell one or more of our products in the United States or abroad. From time to time, we oppose the issuance of patent applications in the United States and other jurisdictions that we consider overbroad or otherwise invalid to avoid the risk of being sued for patent infringement. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect inventions that these applications were intended to cover. The expiration of a patent can result in increased competition with consequent erosion of profit margins.

In addition, it is our policy to enter into confidentiality agreements when appropriate with our employees and third parties to protect our unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets and know-how, but our confidentiality agreements could be breached or may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets, manufacturing expertise and know-how. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets and know-how through independent development or other access by legal means. Failure to obtain or maintain unpatented know-how and trade secret protection could adversely affect our competitive position.

We have registered and applied for certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The applicable governmental authorities may not approve our pending applications. A failure to obtain trademark registrations in the countries in which we operate could limit our ability to obtain and retain our trademarks and impede our marketing efforts in those jurisdictions. Moreover, third parties may seek to oppose our applications or otherwise challenge the resulting registrations. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

The failure of our patents, trademarks or confidentiality agreements to protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods and compounds, could have a material adverse effect on our competitive advantages over other producers.

Our Products May Infringe the Intellectual Property Rights of Others, Which May Cause Us to Incur Unexpected Costs or Prevent Us from Selling Our Products.

Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. Although it is our policy and intention not to infringe valid patents, we cannot guarantee that our processes and products do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others, including, without limitation, situations in which our products, processes or technologies may be covered by patent applications filed by other parties. From time to time, we oppose patent applications that we consider overbroad or otherwise invalid in order to maintain the necessary freedom to operate fully in our various business lines without the risk of being sued for patent infringement. If, however, patents are subsequently issued on any such applications by other parties, or if patents belonging to others already exist that cover our products, processes or technologies, we could, possibly, be liable for infringement or have to take other remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products. We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. If we were to discover that our processes, technologies or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Risks Related to Employment Matters

Our Future Success Depends on Our Ability to Retain Our Key Employees.

We are dependent on the services of our management team to remain competitive in our industry. This team includes Cornelis Verhaar, our President and Chief Executive Officer, Frederic Jung, our Vice President and Chief Financial Officer, Gary Reed, our Vice President and General Manager — North America, Juhani Tuovinen, our Vice President and General Manager — Europe, David Cowfer, our Vice President, Human Resources and Corporate Communications, and Dick Stuyfzand, our Vice President and General Counsel.

The loss of any member of our senior management team would have an adverse effect on us, and although we maintain employment agreements with several members of our senior management, we cannot assure you that we will be able to retain our management team or that members of our management team will not compete against us in the future.

We May Be Required to Expend Greater Time and Expenses Than Anticipated or Than Other Companies Expend in Dealing With Our Employees, Some of Whom are Unionized, Represented by Workers’ Councils or are Employed Subject to Local Laws That are Less Favorable to Employers Than the Laws of the United States.

As of December 31, 2009, approximately 54% of our 691 employees in the United States were unionized and are covered by collective bargaining agreements. In Europe, nearly all of our employees are represented by local workers councils and/or unions. In addition, some of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or making staff reductions. For example, the workers’ councils that represent most of our employees in Europe must approve any changes in conditions of employment, including salaries and benefits. A significant dispute with our employees may divert management’s attention and otherwise hinder our ability to conduct our business and achieve planned cost savings.

In addition, changes in United States federal, state and local minimum wage laws and other laws, including those in foreign countries, relating to employee benefits could cause us to incur additional wage and benefits costs, which could negatively impact our profitability.

We Operate Under Collective Bargaining Agreements with Several Unions, and We May Experience Labor Unrest and Work Stoppages.

We operate under collective bargaining arrangements with several unions in our U.S. and non-U.S. facilities. Although we believe relations with our unions are generally satisfactory, we cannot be certain that they will remain satisfactory. Accordingly, we cannot assure you that we will not encounter strikes or other types of conflicts with labor unions or our personnel or that such labor disputes will not have an adverse effect on us.

Significant Changes in Pension Fund Investment Performance or Assumptions Relating to Pension Costs May Increase the Valuation of Pension Obligations, Alter the Funded Status of Pension Plans and Increase Our Pension Costs.

Our funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. A change in the discount rate would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following financial years. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial years.

Our Pension Plans are Currently Underfunded and We May have to Make Significant Cash Payments to the Plans, Reducing the Cash Available for Our Business.

We sponsor various pension plans worldwide that are underfunded and require significant cash payments. For example, in 2009, we contributed $4.5 million to our pension plans and, in 2008, we contributed $2.7 million to our pension plans. We are expected to contribute at least $4.1 million to our pension plans in 2010. We may also opt to make additional voluntary contributions to various pension plans worldwide in 2010. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be even higher than we expect. For example, the combined asset value of funded pension plans worldwide was $47.6 million as of December 31, 2009. We expect to earn a 5.9% investment return on our pension assets. In the event actual investment returns are 1% lower than expected for one year, we expect our long-term cash requirements to increase by $0.5 million. If our cash flow from operations is insufficient to fund our worldwide pension liability, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness.

As of December 31, 2009, our worldwide pension plans were underfunded by $14.8 million (based on the actuarial assumptions consistent with GAAP). Our U.S. pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA, and our benefit plans in other countries are also subject to laws governing the funding of retirement benefits. The applicable authorities in the countries in which we operate (including, in the United States, the Pension Benefit Guaranty Corporation under ERISA) have the authority to terminate an underfunded pension plan under certain circumstances, which may require us to incur a liability equal to the entire amount of the underfunding for that plan.

Risks Related to Financial Reporting

Our Management and Independent Registered Public Accounting Firm in the Past Determined that There have Been Material Weaknesses and Significant Deficiencies in Our Internal Controls Over Financial Reporting. If We Fail to Maintain an Effective System of Internal Controls Over Financial Reporting, We May not be Able to Accurately Report Our Financial Results.

During their audit of our financial statements as of and for the ten months ended December 31, 2007, our independent registered public accounting firm identified certain reportable conditions that constituted a material weakness in the internal controls over financial reporting process. These conditions included a failure by our corporate finance and accounting function to thoroughly review our consolidated financial statements, a lack of active monitoring and oversight by our corporate finance and accounting function of our European accounting function and the inability of our corporate finance and accounting function to complete the timely closing of the financial accounting books and records and prepare our 2007 financial statements. We remedied these conditions in 2008.

In addition, during their audit of our financial statements as of and for the year ended December 31, 2008 and the ten months ended December 31, 2007, our independent registered public accounting firm identified certain conditions that constituted significant deficiencies in our internal controls over financial reporting, including a significant deficiency relating to our statement of cash flows in 2008 and significant deficiencies regarding our assessment of fraud risk, journal entries, accounting policy and internal control documentation, plant accounting, income taxes and reconciliation review in 2007.

Our audit committee and management team agreed with the matters identified as the material weakness and significant deficiencies. Failure to maintain an effective system of internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and our ability to accurately report our financial results.

If We Are Unable to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner, or if We Conclude Our Internal Controls are not Effective in Other Areas, We May Be Subject to Sanctions or Investigation by Regulatory Authorities and Incur Additional Compliance Costs and the Financial Markets May React Negatively.

We are currently performing the system and process evaluation of our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. The requirements of Section 404 will initially apply to us in connection with the filing of our second annual report after becoming subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). In connection with our preliminary evaluation, we have identified areas of internal controls that may need improvement, such as internal controls related to the segregation of duties, system access and user security profiles, operating policies and procedures. We plan to begin the testing necessary to permit the management certification and auditor attestation required to comply with Section 404 in 2011. As we complete the evaluation and testing required by Section 404, we may identify conditions that may be categorized as significant deficiencies or material weaknesses in the future.

As of          , 2010, we have incurred $           in professional fees in connection with our initial implementation of the systems and internal control documentation required pursuant to Section 404. We estimate that an additional $           will be required to complete initial Section 404 compliance.

If we are not able to implement the requirements of Section 404 in a timely manner, management will not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission (the “SEC”). As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur additional costs in improving our internal control system and/or the hiring of additional personnel. Any such action could adversely affect our results of operations.

Risks Related to Our Common Shares and this Offering

We are Controlled by Rhône Capital, Whose Interests in Our Business May Be Different From Yours.

After the completion of this offering, Rhône Capital will exercise control over more than 50% of our outstanding common shares. As a result, Rhône Capital will, subject to applicable law, be able to control the composition of our Board of Directors and therefore will be able to control actions to be taken by us and our Board of Directors, including amendments to our memorandum of association and certain provisions of our bye-laws, the approval of significant corporate transactions such as the amalgamation, discontinuance, voluntary liquidation or sale of our company or our assets, as well as the issuance of additional shares, alteration of our share capital, the implementation of share repurchase programs, and the issuance of dividends.

Additionally, Rhône Capital and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

As a “Controlled Company”, We Will be Exempt From Certain NYSE Governance Requirements.

Because Rhône Capital and its affiliates will control more than 50% of our voting power after giving effect to this offering, we will be considered a “controlled company” for the purposes of the NYSE listing requirements. As such, we will be exempt from the NYSE corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our Board of Directors and those committees will have more directors that would not meet the NYSE independence standards than they would if those standards were to apply. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

There is no Existing Public Market for Our Common Shares, and We Do Not Know if One Will Develop, Which Could Impede Your Ability to Sell Your Shares and Depress the Market Price of Our Common Shares.

Prior to this offering, there has been no public market for our common shares. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common shares. The failure of an active trading market to develop could affect your ability to sell your shares and depress the market price of your shares. The initial public offering price for our common shares will be determined by negotiations among us, the selling shareholder and the representatives of the underwriters. The initial public offering price of our common shares will be based on numerous factors and may not be indicative of the market price of the common shares that will prevail in the trading market. The market price of your shares may fall below the initial public offering price.

The Market Price of Our Common Shares May be Volatile, Which Could Cause the Value of Your Investment to Decline.

The market price of our common shares could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

The market price of our common shares may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	the number of shares to be publicly traded after this offering;

•	changes in the availability or cost of raw materials;

•	changes in energy costs;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	our ability to develop and market new products on a timely basis;

•	commencement of, or our involvement in litigation;

•	dilutive issuances of our shares or the shares of our subsidiaries;

•	changes in our board or management;

•	adoption of new or different accounting standards;

•	changes in government regulations, including environmental regulations;

•	difficulties in managing international operations and the burden of complying with existing and future domestic and foreign laws;

•	arrival and departure of key personnel;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. The price of our common shares could fluctuate based upon factors that have little or nothing to do with our company or its ongoing business operations, and these fluctuations could materially reduce the market price of our common shares.

Future Sales or the Possibility or Perception of Future Sales of a Substantial Amount of Our Common Shares Could Adversely Affect the Market Price of Our Common Shares.

The market price of our common shares could decline as a result of sales of a large number of our common shares in the public market after this offering or the perception that these sales could occur. The sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, there will be           common shares outstanding. All common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). Of the remaining common shares outstanding,           will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We and certain of our shareholders have agreed to a “lock-up”, pursuant to which neither we nor they will sell any shares without the prior consent of Goldman, Sachs & Co. for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these common shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144.

Any common shares reserved for future issuance under our 2010 Long-Term Incentive Plan could also become eligible for sale in the public market to the extent permitted by the provisions of the various vesting agreements and Rule 144 under the Securities Act.

In addition, the Rhône Funds, International Paper and the MIVs will have certain registration rights with respect to the common shares that they will retain following this offering. See “Shares Eligible for Future Sale” for a discussion of the common shares that may be sold into the public market in the future, and “Certain Relationships and Related Party Transactions — Shareholders Agreement” for a discussion of registration rights.

We may issue our common shares or other securities, including preference shares, from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of our common shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those common shares or other securities in connection with any such acquisitions and investments.

We do not Expect to Pay Any Dividends for the Foreseeable Future.

We do not anticipate paying any dividends to our shareholders for the foreseeable future and we are currently prohibited from doing so pursuant to the terms of our credit agreements. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries. The terms of our credit agreements substantially restrict our ability and the ability of our subsidiaries to pay dividends. Accordingly, investors must be prepared to rely on sales of their common shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend upon our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors our board deems relevant.

Arizona Chemical Ltd. is a Holding Company that does not Conduct Any Business Operations of its Own, and it Depends on the Performance of its Subsidiaries and Their Ability to Pay Dividends and Make Distributions to it.

Arizona Chemical Ltd. is a holding company that does not conduct any business operations of its own. Arizona Chemical Ltd.’s principal asset is the equity securities of AZ Chem Luxembourg S.à r.l. which will, upon completion of this offering, through its subsidiary Arizona Chem Sweden Holdings AB, own operating subsidiaries. As a result, the issuer is dependent upon cash dividends and distributions or other transfers from its subsidiaries to make dividend payments on its common shares and to meet its other obligations. The ability of the issuer’s subsidiaries to pay dividends and make other payments to the issuer will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations, agreements entered into by the subsidiaries, such as our credit agreements and any agreement governing any future indebtedness the issuer or its subsidiaries may incur.

In addition, because Arizona Chemical Ltd. is a holding company, your claims as shareholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of its subsidiaries, including obligations under existing and future indebtedness. Accordingly, in the event of the issuer’s dissolution, bankruptcy, liquidation or reorganization, the issuer’s assets and the assets of its subsidiaries will be available for distribution to our shareholders only after all of the issuer’s liabilities and the liabilities of its subsidiaries have been paid in full. The issuer would not be able to make distributions to its shareholders until after the payment in full of the claims of the creditors of its subsidiaries.

If Securities or Industry Analysts do not Publish Research or Publish Inaccurate or Unfavorable Research About Our Business, Our Share Price and Trading Volume Could Decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common shares could decrease, which could cause our share price and trading volume to decline.

Through its Affiliates, One of the Underwriters for this Offering is Also a Creditor of Our Outstanding Indebtedness, and Therefore has Interests in this Offering Beyond Customary Underwriting Discounts and Commissions.

Certain affiliates of Goldman, Sachs & Co. are lenders under our credit agreements, and we expect to use portions of the net proceeds of this offering to repay indebtedness outstanding under our credit agreements. As a result, such affiliates of Goldman, Sachs & Co. may receive portions of the proceeds of this offering and have interests beyond customary underwriting discounts and commissions.

For more information on the use of the proceeds of this offering, see “Use of Proceeds” and “Underwriting”.

You will Experience Immediate and Substantial Dilution as a Result of this Offering and May Experience Additional Dilution in the Future.

The initial public offering price of the common shares is substantially higher than the net tangible book value per outstanding common share. As a result, you would experience immediate and substantial dilution of $      per common share, based on an assumed offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus. For additional information, see “Dilution”.

Risks Related to Holding Shares in a Bermuda Company

We are Incorporated in Bermuda, and a Significant Portion of Our Assets are Located Outside the United States. As a Result, it may not be Possible for Shareholders to Enforce Civil Liability Provisions of the United States Federal or State Securities Laws.

We are incorporated under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda, or in countries other than the United States where we have assets, based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the United States where we have assets.

We May Issue Preference Shares and Our Bye-Laws and Bermuda Law May Discourage Takeovers, Which Could Affect the Rights of Holders of Our Common Shares.

Following this offering, our board of directors will have the authority to issue up to     preference shares without any further vote or action by the shareholders, in accordance with the provisions of our bye-laws. Since the preference shares could be issued with liquidation, dividend and other rights superior to those of the common shares, the rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any such preference shares. The issuance of preference shares could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting shares. Further, the provisions of our bye-laws, including a staggered board of directors and the provision related to the ability of shareholders to remove directors only for cause, and of Bermuda law could have the effect of delaying or preventing a change in control of us. See “Description of Share Capital”.

Bermuda Law Differs from the Laws in Effect in the United States and May Afford Less Protection to Shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act, 1981 (as amended), or the “Companies Act”. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of Share Capital — Delaware Law”, “Certain Relationships and Related Party Transactions — Director and Officer Indemnification” and “Description of Share Capital — Indemnification of Directors and Officers”.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances.

In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on its behalf, against any of its officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We May Become Subject to Bermuda Taxes After March 28, 2016, Which May have a Material Adverse Effect on Our Financial Condition and Operating Results and Your Investment Could be Adversely Affected.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property leased by us in Bermuda. See “Material Bermuda and U.S. Federal Income Tax Considerations”. This assurance by the Bermuda Minister of Finance expires on March 28, 2016. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. If the Bermuda Government imposed significant taxes on our business, our earnings could decline significantly.

If you Acquire More Than 10% of Our Outstanding Shares, CFC Rules May Apply to you.

Rhône Capital has informed us that it intends to take the position that Arizona Chemical Ltd. and certain of its foreign subsidiaries are controlled foreign corporations (“CFCs”) for United States federal income tax purposes. Each “United States shareholder” of a CFC that directly or indirectly owns shares in the CFC on the last day of the CFC’s taxable year must generally include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income”, even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly indirectly through foreign persons, or constructively (under applicable constructive ownership rules of the Code) 10% or more of the total combined voting power of all classes of shares of a foreign corporation will be considered to be a “United States shareholder” of the corporation.

From Time to Time, Certain Taxing Authorities and International Organizations, Including the U.S. Government and the Organization for Economic Cooperation and Development, or the OECD, have Considered Taking Steps that Would Result in an Increase in Our Taxes, and They May Take Such Steps in the Future.

A number of taxing authorities have from time to time considered imposing measures that would increase the amount of taxes we would be required to pay. Such authorities could implement changes in the applicable tax laws and regulations in order to subject Bermuda companies like us to additional taxes. In addition, the OECD has published reports and launched a global dialogue among member and non-member countries as to whether to impose measures to counteract the effects of tax havens and preferential tax regimes in countries around the world. While the OECD regards Bermuda as a jurisdiction that has substantially complied with internationally agreed tax standards, and as such has listed Bermuda on its “white list”, we are not able to predict whether any changes will be made to this classification or the consequences of any such change.

We are not able to predict what developments with respect to applicable tax laws may occur or, if they do occur, what impact they may have on us. U.S. and international taxing authorities could subject us to additional taxation at any time, which would reduce our income and could adversely affect our profitability and the market value of our shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the headings “Summary”, “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited consolidated financial statements and related notes thereto and elsewhere in this prospectus contain forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Forward-looking statements are often characterized by the use of words such as “believes”, “estimates”, “expects”, “projects”, “may”, “intends”, “plans” or “anticipates”, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or our achievements, or industry results, to differ materially from historical results, any future results, or performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	conditions in the global economy and capital markets;

•	our dependence on International Paper and other suppliers to perform their obligations to us;

•	failure of our suppliers to perform their obligations under long-term supply agreements, or our inability to replace or renew these agreements when they expire, could increase our cost for these materials and interrupt production;

•	limited availability or increases in prices of raw materials used in our business;

•	our substantial level of indebtedness and the operating and financial restrictions imposed by our debt instruments and related indentures;

•	competitive pressures in the specialty chemicals industry;

•	our ability to continue technological innovation and successful commercial introduction of new products;

•	our ability to protect intellectual property and other proprietary information;

•	losses due to liabilities arising out of intellectual property infringement and product liability claims;

•	losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing;

•	our ability to comply with extensive environmental, health and safety laws, including regulation of exposure to chemicals used in our operations, including formaldehyde, nonylphenol and bisphenol A, that could require material expenditures or changes in our operations;

•	the risk of accidents that could disrupt our operations or expose us to significant losses or liabilities;

•	governmental regulations and trade restrictions;

•	exposure to interest rate and currency fluctuations;

•	acts of war or terrorism in the United States or worldwide, political or financial instability in the countries where our goods are manufactured and sold; and

•	other risks and uncertainties described in this prospectus.

These statements are based upon current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update publicly any of them in light of new information or future events.

You should carefully consider the “Risk Factors” and subsequent public statements, or reports filed with or furnished to the SEC, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of           common shares in this offering will be $      million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the proceeds of this offering to repay $      million of borrowings under our First Lien Credit Agreement and to pay transaction-related expenses of approximately $      million, and the remaining proceeds will be used for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

As of December 31, 2009, our total indebtedness outstanding was $338.9 million, including $334.0 million of borrowings outstanding under our credit agreements. The principal amounts of our term loans under our First Lien Credit Agreement amortize in quarterly installments of 1/4 of 1% of the outstanding principal amount and the remaining outstanding principal amount matures on February 28, 2013. The term loans under our Second Lien Credit Agreement mature on February 28, 2014. Borrowings under our credit agreements bear interest at variable rates. As of December 31, 2009, the weighted average interest rate under our First Lien Credit Agreement was 2.48% and the weighted average interest rate under our Second Lien Credit Agreement was 5.74%, in each case before giving effect to our interest rate swaps. See “Description of Our Indebtedness”.

We will not receive any proceeds from the sale of shares by the selling shareholder.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common shares for the foreseeable future and are currently prohibited from doing so under our credit agreements. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our credit agreements;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth (1) the capitalization of Arizona Chem Sweden Holdings AB as of December 31, 2009 on an actual basis and (2) the capitalization of Arizona Chemical Ltd. as of December 31, 2009 on an as adjusted basis after giving effect to the Reorganization and to reflect the receipt and use by us of the estimated net proceeds from the sale of common shares in this offering as described under the heading “Use of Proceeds”.

This table should be read in conjunction with “Use of Proceeds”, “Selected Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of December 31, 2009
	Actual	As Adjusted
	(Unaudited)
	(dollars in millions, except share data)

Debt:
Senior credit agreements:
First Lien Term Loan	$218.6	$
Second Lien Term Loan	115.5
Revolving credit facility	—		—
Capital lease obligation	4.1		4.1
Loans related to Abieta	0.7		0.7

Total debt	338.9
Shareholder’s equity:
Common shares — Arizona Chem Sweden Holdings AB, $14.25 par value per share; 1,000 shares issued and outstanding, actual	0.0		—
Paid-in capital — Arizona Chem Sweden Holdings AB	135.7		—
Common shares — Arizona Chemical Ltd., $0.01 par value per share; no shares authorized or issued and outstanding, actual ( shares authorized; shares issued and outstanding, as adjusted)	—
Paid-in capital — Arizona Chemical Ltd.	—
Accumulated deficit	(41.8)
Accumulated other comprehensive income	3.7

Total shareholder’s equity	97.6

Total capitalization	$436.5	$

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per common share after this offering. Our historical net tangible book value as of December 31, 2009 was $(15.9) million, or approximately $      per share (assuming      common shares outstanding after the Reorganization). Net tangible book value per share represents the amount of shareholder’s equity less the net book value of intangible assets, divided by the number of common shares outstanding at that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the as adjusted net tangible book value per common share immediately after completion of this offering. After giving effect to (1) the Reorganization and (2) our sale of common shares in this offering at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of December 31, 2009 would have been $      per share. This amount represents an immediate increase in net tangible book value of $      per share to existing shareholders and an immediate dilution in net tangible book value of $      per share to purchasers of common shares in this offering, as illustrated in the following table.

Assumed initial public offering price per share		$
Historical net tangible book value per share as of	$
Increase per share attributable to new investors
As adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $      million, and dilution per share to new investors by approximately $      , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2009, on the as adjusted basis described above, the differences between existing shareholders and new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid by existing shareholders, after giving effect to the issuance of our common shares in this offering at an assumed initial public offering price of $      per share (the midpoint of the range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and offering expenses.

				Total			Average
	Shares Purchased			Consideration			Price
	Number	Percent		Amount	Percent		per Share

Existing shareholders			%	$		%	$
New investors

Total		100%		$	$100%

If the underwriters exercise their option to purchase additional shares in full, the number of common shares held by existing shareholders will decrease to           , or          percent, of the total number of our common shares outstanding after this offering, and the number of common shares held by new investors will increase to          , or           percent, of the total number of our common shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated statements of operations, balance sheet and other data for the periods presented and should only be read in conjunction with our audited consolidated financial statements and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are included elsewhere in this prospectus.

We were acquired on February 28, 2007 by Rhône Capital in a business combination accounted for under the purchase method of accounting. The historical selected consolidated financial data as of December 31, 2009, 2008 and 2007, the years ended December 31, 2009 and 2008, and for the period March 1, 2007 to December 31, 2007 have been derived from our successor audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial and operating data for the period January 1, 2007 to February 28, 2007, which is included elsewhere in this prospectus, and the selected historical consolidated financial and operating data as of and for the years ended December 31, 2006 and 2005, which is not included in this prospectus, have been derived from the audited historical consolidated financial statements of our predecessor period.

As a result of the Acquisition, our assets and liabilities were adjusted to their estimated fair values. In addition, our consolidated statements of operations data for the successor period include interest expense resulting from indebtedness incurred to finance the Acquisition and depreciation and amortization of fair value adjustments to property, plant and equipment and intangible assets related to the Acquisition. Therefore, our successor period financial data generally is not comparable to our predecessor period financial data.

Consolidated Statements of Operations Data

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1, 2007	January 1,
	Year Ended	Year Ended	through	2007 through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands, except per share data)

Net sales	$767,465	$1,001,988	$723,797	$132,070	$767,882	$692,446
Cost of products sold	646,986	868,536	642,341	113,074	645,125	600,902

Gross profit	120,479	133,452	81,456	18,996	122,757	91,544
Selling, general and administrative	78,200	91,936	86,684	12,899	74,240	72,838
Unrealized foreign currency exchange (gains) losses(1)	(9,347)	20,304	—	—	—	—
Restructuring and impairment(2)	26,395	15,513	114	—	1,851	5,558
Other operating income(3)	(5,537)	—	—	—	—	—

Operating income (loss)	30,768	5,699	(5,342)	6,097	46,666	13,148
Interest (expense) income, net	(16,546)	(29,523)	(28,775)	118	461	298
Loss on interest rate swaps, net	(2,541)	(9,311)	(2,275)	—	—	—
Other income(4)	3,635	1,879	—	—	2,081	(177)

Income (loss) before income tax expense (benefit)	15,316	(31,256)	(36,392)	6,215	49,208	13,269
Income tax expense (benefit)	3,831	(4,277)	(8,913)	2,614	18,161	9,090
Equity in earnings of affiliate(5)	613	380	189	84	2,033	(187)

Net income (loss)	$12,098	$(26,599)	$(27,290)	$3,685	$33,080	$3,992

Earnings per share(6):
Basic and diluted	$12,098	$(26,599)	$(27,290)

Weighted average common shares outstanding:
Basic and diluted	1,000	1,000	1,000

Consolidated Cash Flow Data

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Net cash provided by (used in) operating activities	$117,325	$20,841	$45,022	$(12,088)	$5,048	$44,115
Net cash (used in) provided by investing activities	(44,294)	(34,293)	(497,331)	(4,598)	(38,131)	(29,228)
Net cash (used in) provided by financing activities	(63,771)	12,768	488,547	10,296	28,375	(10,875)

Consolidated Balance Sheet Data

	As of December 31, 2009
		As Adjusted for
	Actual	the Offering(7)
	(dollars in thousands)

Cash and cash equivalents	$47,023	$
Total assets	618,009
Total debt	338,853
Total shareholder’s equity	97,607

	Successor	Successor	Successor	Predecessor	Predecessor
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2006	2005
	(dollars in thousands)

Total assets	$618,009	$691,084	$708,322	$553,390	$449,672
Total debt	338,853	387,665	388,885	4,231	4,010
Total shareholder’s equity(8)	97,607	95,509	104,045	382,854	297,089

Other Data

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Gross margin(9)	15.7%	13.3%	11.3%	14.4%	16.0%	13.2%
Depreciation(9)	$29,781	$23,311	$19,693	$4,097	$22,647	$23,187
Amortization	10,834	10,899	9,120	325	1,353	156
Adjusted EBITDA(10)	93,859	92,723	54,874	12,024	78,347	62,419
Free cash flow(11)	81,803	(13,452)	25,132	(16,686)	(33,083)	14,887

(1)	Unrealized foreign currency exchange losses (gains) is primarily related to translation changes in the balance of the Euro-denominated debt under our First Lien Credit Agreement. This is further described in Note 11 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table presents unrealized and realized foreign exchange losses (gains) included in our consolidated statement of operations.

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
				January 1,
			March 1, 2007	2007
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Unrealized translation related foreign currency exchange (gains) losses	$(9,347)	$20,304	$—	$—	$—	$—
Realized transaction related foreign currency exchange losses (gains) — selling, general and administrative	214	234	238	(499)	1,151	(192)
Realized transaction related foreign currency exchange losses (gains) — cost of goods sold	154	65	3	17	24	2

(2)	Restructuring and impairment includes pre-tax restructuring charges primarily related to manufacturing facility closures and employee terminations as part of our cost reduction initiatives. This is further described in Note 9 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table presents details of our restructuring and impairment charges included in our consolidated statement of operations.

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1,	January 1,
			2007	2007
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Port St. Joe, FL	$5,822	$—	$—	$—	$—	$—
Gersthofen, Germany	1,251	—	—	—	—	—
Valdosta, GA	874	—	—	—	—	—
U.K. facilities	339	5,369	—	—	—	—
Niort, France	—	1,972	—	—	—	—
Dover, OH	—	635	114	—	—	—
Pensacola, FL	—	534	—	—	—	—
Greaker, Norway	—	—	—	—	—	4,200
Picayune, MS	—	—	—	—	—	2,100
Other	—	—	—	—	1,851	(742)
Impairments	18,109	7,003	—	—	—	—

Total	$26,395	$15,513	$114	$—	$1,851	$5,558

(3)	Other operating income of $5.5 million recorded in 2009 included $4.9 million of insurance proceeds related to a fire at our Oulu, Finland manufacturing facility and a gain of $0.7 million on the sale of capital assets realized as a result of the closure of our Bedlington, U.K. manufacturing facility.

(4)	Other income includes a gain on our acquisition of Abieta of $2.1 million and a gain on settlement with International Paper of $1.3 million in 2009. In 2008 and 2006, other income included a gain of $1.9 million on the extinguishment of a portion of our debt and a legal settlement of $2.1 million, respectively.

(5)	Equity in earnings of affiliate relates to our 10% investment in Arboris, LLC, which was formed in 2002 and is accounted for under the equity method of accounting, as we have the ability to exercise significant influence. Our share of the earnings from operations in this investment is recorded in our statement of operations. This is further described in Note 3 of our consolidated financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(6)	Prior to the Acquisition, we were an operating division of International Paper. As a result, the capital structure of our predecessor did not include common stock or other forms of equity shares. Accordingly, income (loss) attributable to common shareholders per commons share is not available for periods prior to March 1, 2007. Additionally, the information presented regarding earnings per share and weighted average common shares outstanding is that of Arizona Chem Sweden Holdings AB on an actual basis. The earnings per share of Arizona Chemical Ltd. on an as adjusted basis after giving effect to the Reorganization for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 would have been $ , $ and $ , respectively, assuming common shares outstanding.

(7)	Reflects on an adjusted basis the sale of of our common shares in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds from this offering as described under “Use of Proceeds”, and assumes this offering had been consummated on December 31, 2009.

(8)	In the predecessor period, total shareholder’s equity represents our divisional control account as we were a division of International Paper.

(9)	Included in these amounts in 2009 is accelerated depreciation associated with of the closure of our Port St. Joe facility in the amount of $1.6 million. Accelerated depreciation had a negative impact on our gross margins of 1.3% in 2009.

(10)	Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization and then it is adjusted for various items as defined in our credit agreements. See “— Adjusted EBITDA” below.

(11)	Free cash flow represents net cash provided by operating activities, less purchases of property, plant and equipment, software spending, proceeds from disposal of property, plant and equipment, and other items. See “— Free Cash Flow” below.

Adjusted EBITDA

Adjusted EBITDA is not a GAAP concept. We present Adjusted EBITDA because it is used by management to evaluate operating performance. In addition a reconciliation from net income to Adjusted EBITDA is required for reporting and covenant calculation purposes pursuant to our credit agreements. We consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use Adjusted EBITDA for our executive compensation plan, which bases incentive compensation payments on our Adjusted EBITDA performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our

GAAP results and using Adjusted EBITDA only as supplemental information. A reconciliation of net income (loss) to Adjusted EBITDA is presented below:

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1, 2007	January 1,
	Year Ended	Year Ended	through	2007 through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Net income (loss)	$12,098	$(26,599)	$(27,290)	$3,685	$33,080	$3,992
Interest expense (income), net	16,546	29,523	28,775	(118)	(461)	(298)
Income tax expense (benefit)	3,831	(4,277)	(8,913)	2,614	18,161	9,090
Depreciation and amortization	40,615	34,210	28,813	4,422	23,767	29,335

EBITDA	73,090	32,857	21,385	10,603	74,547	42,119
Unrealized foreign currency exchange (gains) losses	(9,347)	20,304	—	—	—	—
Restructuring and impairment	26,395	15,513	114	—	1,851	5,558
Loss on interest rate swaps, net	2,541	9,311	2,275	—	—	—
Equity in earnings of affiliate	(613)	(380)	(189)	(84)	(2,033)	187
Transaction costs(1)	—	1,316	10,271	—	—	—
Management fees(2)	1,538	1,990	1,295	—	—	—
Transition costs(3)	—	2,984	6,575	92	—	—
Gain on Abieta acquisition	(2,142)	—	—	—	—	—
Gain on settlement with International Paper	(1,316)	—	—	—	—	—
Non-restructuring severance	—	3,121	2,235	—	—	—
Third-party advisor fees	—	1,573	—	—	—	—
Consulting services	—	3,794	7,616	—	2,600	—
Gain on debt extinguishment	—	(1,901)	—	—	—	—
Divestiture incentive program	—	—	—	—	5,200	—
Environmental remediation	—	—	—	—	2,100	—
U.K. land sale	—	—	—	—	(4,900)	—
Arboris loan forgiveness	—	—	—	—	(2,000)	—
Workers’ compensation					—	5,100
Hurricane impact					—	3,400
Oulu, Finland strike	—	—	—	—	—	3,100
Other items	3,713	2,241	3,297	1,413	982	2,955

Adjusted EBITDA	$93,859	$92,723	$54,874	$12,024	$78,347	$62,419

(1)	Transaction costs were related to the Acquisition. These costs included legal, tax, IT, professional fees, and Rhône Capital transaction fees.

(2)	Management fees are paid to Rhône Group L.L.C., an affiliate of Rhône Capital for corporate-level support activities provided to us. We currently expect to terminate the management agreement with Rhône Group L.L.C. in connection with this offering.

(3)	Transition costs included fees paid to International Paper under the transition services agreement (governing interim services provided by International Paper), IT consulting fees, costs for infrastructure build-out (such as IT and phone systems, treasury function setup, HR/payroll) and the cost of a carve-out audit, among other items.

Free Cash Flow

Free cash flow is not a GAAP concept. We present free cash flow because our management considers it to be a useful, supplemental indicator of our liquidity. When measured over time, free cash flow provides supplemental information to investors concerning our operating results and our ability to generate cash flows to satisfy mandatory debt service requirements and make other non-discretionary expenditures.

Our management believes that consideration of free cash flow should only be supplemental because free cash flow has limitations as an analytical financial measure. Our management compensates for these limitations by relying primarily on our results under GAAP to evaluate our liquidity and by considering independently the economic effects of the foregoing items that are not reflected in free cash flow. As a result of these limitations, free cash flow should not be considered as a substitute for other measures of liquidity reported in accordance with GAAP, including net cash provided by (used in) operating activities, net cash provided by (used in) investing activities, net cash provided by (used in) financing activities or change in cash and cash equivalents. A reconciliation of net cash provided by operating activities to free cash flow is presented below:

	Successor	Successor	Successor	Predecessor	Predecessor	Predecessor
			March 1,	January 1,
	Year Ended	Year Ended	2007 through	2007 through	Year Ended	Year Ended
	December 31,	December 31,	December 31,	February 28,	December 31,	December 31,
	2009	2008	2007	2007	2006	2005
	(dollars in thousands)

Net cash provided by (used in) operating activities	$117,325	$20,841	$45,022	$(12,088)	$5,048	$44,115
Less:
Purchase of property, plant and equipment	(22,993)	(34,719)	(18,248)	(4,598)	(38,131)	(29,228)
Software spending	(13,404)	(142)	(1,642)	—	—	—
Proceeds from disposals of property, plant and equipment	875	212	—	—	—	—
Other	—	356	—	—	—	—

Free cash flow	$81,803	$(13,452)	$25,132	$(16,686)	$(33,083)	$14,887

Net cash (used in) provided by investing activities	(44,294)	(34,293)	(497,331)	(4,598)	(38,131)	(29,228)
Net cash (used in) provided by financing activities	(63,771)	12,768	488,547	10,296	28,375	(10,875)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The financial and operating data of our predecessor period from January 1, 2007 to February 28, 2007 and our successor period from March 1, 2007 to December 31, 2007, have been combined for comparison purposes to present twelve months of data for 2007. We believe the combined results of operations, including segment information, for the twelve months ended December 31, 2007 provide management and investors with a more meaningful perspective on our financial and operational performance than if we did not combine the results of operations of our predecessor and successor periods in this manner. The combined results of operations are non-GAAP financial measures, do not include any pro forma assumptions or adjustments and should not be used in isolation or substitution of our predecessor and our successor results. See “— Results of Operations”.

Our Company

We are the world’s leading supplier of pine-based chemicals. We refine and further upgrade two primary feedstocks, crude tall oil, or CTO, and crude sulfate turpentine, or CST, both of which are wood pulping co-products, into specialty chemicals. We focus our resources on six target markets that we believe offer the greatest potential for growth and in which we offer our highest value-added products. These markets are: (1) adhesives, (2) inks, (3) tires and rubber, (4) roads and construction, (5) consumer products and (6) renewable energy. Our leading position in our target markets is supported by our recognized brands, including SYLVATAC®, SYLVARES®, SYLVAPRINT® and UNI-REZ®, among others. These products are complemented by a portfolio of chemical intermediates that includes tall oil rosin, or TOR, tall oil fatty acid, or TOFA, dimer acid and distilled tall oil, or DTO, which have contributed steady profit margins and stable cash flows. These products are sold into a diverse range of markets, including paints and coatings, lubricants, fuel additives, mining and oilfield, paper chemicals and polymers, among others.

While our business is based predominantly on the refining and upgrading of CTO and CST, we have the capacity to use both hydrocarbon-based raw materials and gum rosins where appropriate and, accordingly, are able to offer tailored solutions for our customers.

Our products and technical support enhance the value of our customers’ products by improving their performance, providing them with essential attributes, lowering costs and simplifying processes. We have cultivated longstanding relationships with leading customers in our key markets and have a history of co-developing many of our products with our customers to satisfy specific product requirements. Our innovative products and solutions help our customers replace non-renewable raw materials with more sustainable alternatives. We serve approximately 1,000 customers in more than 80 countries through our worldwide network of ten strategically located manufacturing facilities, two laboratories and four representative offices.

Our History

We were founded in 1930 as a joint venture between International Paper and American Cyanamid to mine salt cake in Camp Verde, Arizona. By 1949, our core business had changed from mining salt cake to the processing of CTO and CST. In 1985, we became the chemical unit of

International Paper after they acquired complete ownership from American Cyanamid. Between 1984 and 2007, we grew from strategic acquisitions that were made by International Paper resulting in the integration of various chemical units into our business. On February 28, 2007, Rhône Capital acquired our business from International Paper in the Acquisition. See “Business — Transactions with Rhône Capital and International Paper” for further information regarding the Acquisition.

Our Transformation since the Acquisition

Since the Acquisition, we have reinvigorated our business. We have engaged a highly motivated and experienced management team to lead our company and instill a shareholder-value-based culture focused on sustainable, profitable top-line growth, improving margins and strong cash flow generation. We have achieved continued margin growth, in spite of the recently difficult economic climate, by focusing on value pricing, a better understanding of our customers, strict management of our cost structure and obtaining operational efficiencies.

Cost Saving Initiatives.  As part of our business strategy, we initiated a comprehensive cost reduction program that drives us to continuously reduce our fixed costs, improve our processes and the way we run our business and better serve our customers. A key part of our program has been the optimization of our manufacturing footprint, and we expect our cost reduction program to achieve additional efficiencies in our operations in the future.

The following table presents the aggregate positive impact of our cost saving initiatives for each of the past three years. These savings include savings from variable costs, fixed manufacturing costs and selling, general and administration costs. These savings are measured by initiative and represent the amount of savings achieved in each year compared to the cost structure of the prior year.

	Successor	Successor	Combined
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
		(dollars in millions)
			(Non-GAAP)

Savings Achieved	$28.9	$14.0	$7.6

These results were achieved through a series of successful initiatives. Our most notable projects include:

•	In the third quarter of 2009, we relocated our rosin upgrading capacity from Valdosta, Georgia to our Savannah, Georgia manufacturing facility, which resulted in manufacturing and operating efficiencies year-over-year. We expect annual costs savings of approximately $4.2 million resulting from this initiative and have achieved cost savings of approximately $1.9 million in 2009. During 2008 and 2009, we spent approximately $19.3 million in capital expenditures in Savannah to facilitate this relocation.

•	In the second quarter of 2009, we closed our Port St. Joe, Florida manufacturing facility and transferred production to our larger manufacturing facilities in Panama City, Florida and Savannah, Georgia to better optimize our existing capacity. As a result, we recognized restructuring costs of $5.8 million, impairment charges of $16.7 million and accelerated depreciation of $1.6 million in 2009. We expect annual costs savings of approximately $13.7 million resulting from these initiatives and achieved cost savings of approximately $7.3 million in 2009. Additional capital expenditures will be required at both of these manufacturing facilities to increase their respective capacity, if and as required to meet market demands.

•	During 2009, we optimized our use of ocean tankers for bulk shipments of products from the United States to Europe. By establishing direct routes and identifying a new carrier, we were able to eliminate costly transloading activities, generating savings of $2.5 million during 2009.

•	In the second quarter of 2008, we relocated our polyamide production from our Bedlington, U.K. manufacturing facility to our Dover, Ohio manufacturing facility which resulted in the restructuring of our dimer business, the closure of our Bedlington, U.K. manufacturing facility, a reduction in operations at our Chester-le-Street, U.K. manufacturing facility and the restructuring of certain product lines at our Dover, Ohio manufacturing facility. As a result, we recognized restructuring costs of $8.4 million in 2008. We have achieved cost savings of approximately $6.8 million, including $4.6 million in 2009 and $2.2 million in 2008 as a result of these actions.

•	In the first quarter of 2008, we relocated our terpene resin production at our Pensacola, Florida manufacturing facility to our Panama City, Florida manufacturing facility. As a result, we recognized restructuring costs of $1.0 million in 2008. We have achieved cost savings of approximately $0.9 million in 2008 and nominal incremental cost savings in 2009 as a result of this relocation.

•	During 2008, we reduced our head count at our manufacturing facility in Niort, France. As a result, we recognized restructuring costs of $3.5 million in 2008. We have achieved cost savings of $0.5 million in 2009 and $1.8 million in 2008, as a result of these actions.

•	During 2007 and 2008, following the Acquisition, we reduced our selling, general and administrative costs through targeted reductions in staff and management headcount. As a result, we recognized severance costs of $3.1 and $2.2 million in 2008 and 2007, respectively. These initiatives generated savings of approximately $11.2 million, including $5.5 million in 2008 and $5.7 million in 2007.

We estimate incremental cost savings during 2010 of approximately $14.0 million related to the 2009 cost savings program. We expect to continue to expand our successful productivity improvement initiatives by pursuing operational efficiencies, optimizing available technologies, maintaining a lean organizational structure, reducing fixed costs, profiting from our global procurement organization, rationalizing capacity and efficiently managing capital spending. We intend to take advantage of the enhanced flow of information from the implementation of a new SAP global enterprise resource planning, or ERP, system in the first half of 2010 to further our efforts to improve our margins, drive cost productivity and generate additional cost savings.

Investments.  As of December 31, 2009, we have also invested $13.4 million in a new SAP global ERP system. As part of this project, we believe we have implemented best practices and processes for our industry. We will derive the benefits of this significant investment through improved service to our customers, improved productivity and insight, better management of our working capital, reduced costs through increased flexibility and improved financial management and corporate governance. We have successfully implemented the new ERP system in Europe and expect the ERP system implementation will be completed in the second quarter of 2010 in North America. The majority of the costs associated with the ERP system have been incurred and capitalized in 2009 and we expect to capitalize less than $2 million associated with the implementation in 2010.

Acquisitions.  On February 12, 2009, we acquired Abieta Chemie GmbH, which we refer to as “Abieta”, for $8.8 million net of cash acquired and assumed debt of $6.0 million. Abieta is a company based in Gersthofen, Germany that upgrades gum and tall oil rosin, the acquisition of which has strengthened our position in the tires and rubber market.

Other Initiatives.  On January 1, 2010, we changed the way we transact business with our European customers and suppliers by realigning to a single business entity. In the past, each of our European manufacturing facilities operated as stand alone companies, transacting business directly with our customers and suppliers. The new operating structure will provide a single face to our European customers and suppliers, streamlining our processes and making it easier for them to do business with us. In addition to better customer service, this initiative is expected to reduce administrative costs and further reduce our working capital requirements.

Our Markets

We supply a number of products to customers in the adhesives, inks, tires and rubber, roads and construction, consumer products and renewable energy markets. We also supply a range of chemical intermediates, including tall oil rosin, or TOR, tall oil fatty acid, or TOFA, dimer acid and distilled tall oil, or DTO. These products are described below and in more detail under “Business — Our Markets”.

Adhesives

We are a leading global supplier of tackifiers to the adhesives industry, and the world’s largest producer of tackifier resins from renewable resources. The products that we supply to the adhesives industry include the following:

•	Rosin-based tackifiers, which are used to improve adhesion to difficult to bond surfaces such as highly recycled packaging materials;

•	Terpene-based tackifiers, which allow our customers to develop and manufacture adhesives that bond to a wide variety of plastic substrates;

•	Hot melt polyamides, which are finished adhesives that bond to a wide variety of substrates and offer outstanding resistance to chemicals and oils; and

•	Alpha-methyl-styrene (AMS)-based tackifiers, which are hydrocarbon-based tackifiers that are almost water-white and adhere well to difficult to bond materials.

Inks

We are a major supplier of ink resins for use in publishing and packaging to many of the world’s leading printing inks companies. These products include:

•	Phenolic rosin esters, which are used in lithographic and publication gravure inks and confer beneficial attributes such as enhanced adhesion, high gloss, improved drying speed, viscosity and color intensity;

•	Solution metal resinates, which are used in inks for publication gravure, which is used for high quality, large print run applications such as catalogs and magazines;

•	Polyamides, which are resins used in inks for flexible packaging such as bread bags, shrink sleeve labels, high end lamination and snack food packaging; and

•	Solvents, which are used primarily in specialty applications such as vegetable oil-based “sheet-fed” printing to improve the solvency power of the vegetable oils.

Tires and Rubber

We are a leading supplier of resins and additives from renewable resources to the global tires and rubber industry. Our products include:

•	Polyterpenes, which are used as tire tread enhancement additives to improve the combination of wet grip, fuel economy and tire life;

•	Disproportionated and non-disproportionated rosin soaps, which are used as emulsifiers in rubber polymerization; and

•	AMS resins, which are hydrocarbon-based resins used as tire tread composition additives to improve the combination of wet grip, fuel economy and tire life.

Roads and Construction

We are a major supplier of resins for use in roadmarking in markets in the United States, Europe and the Middle East, and we believe there are future opportunities to supply fatty acids and tackifier resins for bitumen applications in the roofing and paving sub-markets. Our products include:

•	Rosin esters and insoluble maleics, which are used in thermoplastic pavement markings; and

•	Hot melt polyamides, which are utilized in pre-formed pavement graphics.

Consumer Products

We sell a diverse range of raw materials and ingredients for use in the formulation of consumer products used in the personal care home care, industrial cleaning and food ingredients sub-markets. Our products include:

•	Alpha pinene and beta pinene, which are used as building blocks in the manufacture of fragrances, camphor, perfumes, terpineol, terpene resin derivatives and insecticides and are used in the institutional and industrial markets as cleaners, solvents and disinfectants;

•	Sterols, which are pharmaceutical and food additives used to reduce cholesterol absorption;

•	Specialty polymeric gellants, which are used to impart structure, rheology, film forming and wear resistance to a variety of products formulated for the personal care and consumer products markets; and

•	Immobilized functional oils, which allow organic liquids to be solidified into temperature resistant, robust, three dimensional objects and are currently sold in the automotive air freshener market in the United States and Europe.

Renewable Energy

We supply tall oil pitch, a second generation, cellulosic biofuel that is used in municipal heating and industrial power generation, to the European biofuel market. Additionally, in 2009, we began selling TOFA, a co-product of the CTO refining process, to a third party for conversion into second generation, cellulosic biodiesel for use as a transportation fuel.

Chemical Intermediates

We produce a portfolio of pine-based chemical intermediates that are sold into markets as diverse as paints and coatings, lubricants, fuel additives, mining and oilfield, paper chemicals and polymer additives. These products include:

•	Tall oil rosin, or TOR, which is used in all major rosin applications for the manufacture of resins for adhesives, inks and roadmarking, emulsifiers for rubber size for paper and chewing gum;

•	Tall oil fatty acid, or TOFA, which, among its other uses, is used in alkyd paints, primarily for decorative coatings, helping to bring durability and gloss and is a key component in additives used to improve the lubricity of low-sulfur diesel fuel;

•	Distilled tall oil, or DTO, which is used as an emulsifier for metalworking fluids;

•	Dimer acids, which are used for the production of polyamides for epoxy coatings, flexographic inks, and high performance adhesive applications; and

•	Curing agents, which are used to cure (harden) epoxy resins, primarily those used in marine and protective coatings.

Factors Affecting Our Industry and Business

Challenging Macroeconomic Environment

The results of our operations depend on the demand for our naturally-derived resins and other pine-based chemical products. Demand has been significantly affected in late 2008 and 2009 by the global decline in general economic conditions. During the fourth quarter of 2008 and into the first half of 2009, we experienced the impact of the weakening global economy, which was a factor in the decline in our sales volumes of approximately 20% for the first half of 2009 compared to the first half of 2008. While the effects of the global economic slowdown on our business began to subside in the second half of 2009, demand remained at reduced levels. This was a significant factor in the 11% decline in our volumes during the second half of 2009 compared to the second half of 2008. As the global economy stabilizes and we actively seek future opportunities for sales growth, we expect growth in our sales volumes during 2010 compared to 2009.

Pricing

Throughout 2009, decreasing global demand led to downward pricing pressure within several of our end markets. We continually assess our pricing and, starting in July 2009, we announced the implementation of a series of price increases in Europe and North America which were broad-based across our adhesives and tires and rubber markets, as well as price increases in our chemical intermediates and inks markets within Europe in response to increased demand. In some cases, we decided to forgo lower priced business in order to strengthen our market position in higher priced specialized end markets, such as alpha pinene, which is used in aroma chemical applications. This is in line with our overall strategy to shift our focus away from lower margin products to higher priced specialized end markets and applications.

Raw Materials

Raw materials represented approximately 60%, 62% and 61% of our cost of goods sold in 2009, 2008 and 2007, respectively. Our most significant raw material is CTO which represented approximately 68% of our raw material spending in 2009. The prices we pay for CTO tend to be correlated with oil prices. However, the sales prices for competitive products derived from alternative chemistries, such as vegetable oils, biofuels and hydrocarbon resins, tend to also correlate with oil prices. Historically, we have been successful in passing on raw material cost increases to our customers.

In 2009, we obtained approximately 27% of our global CTO needs and 41% of our global CST needs through our long-term supply agreements with International Paper, which represents approximately 50% of our North American CTO requirements and 60% of our North American CST requirements. These agreements are terminable by either party on February 28, 2027 and each anniversary thereafter, subject to a five year notice provision. We believe that through these contractual arrangements and through our long-standing relationships with other suppliers, we can presently source adequate supplies of CTO and CST at competitive, market-based prices in volumes sufficient for our commercial needs.

For information regarding risks associated with our supply of CTO and CST, see “Risk Factors — Risks Related to Raw Materials”.

Additionally, CTO, CST and pitch, a by-product of the CTO refining process, possess inherent fuel properties and can be burned by mills for use in their operations. We maintain agreements with pulp and paper manufacturers in Europe that enable us to exchange our pitch by-products for their CTO. These agreements enable us to both maximize our CTO supply and sell our pitch by-products, while enabling our suppliers to ensure that they have adequate supplies of renewable fuels for their mills.

Energy Costs

Our energy purchases represented approximately 8%, 9% and 9% of our cost of goods sold in 2009, 2008 and 2007, respectively. Natural gas is the primary fuel source utilized in our operations overall, accounting for nearly 45% of our total energy costs and approximately 65% in North America. The supply of natural gas is critical to our production, and supply disruptions and major price increases could adversely impact our operating results. We manage this risk, in part, by purchasing forward contracts for future delivery of natural gas that mature on a rolling basis over a twelve month period. Our European operations primarily rely on electricity and internally generated biofuels, primarily pitch, which accounted for 71% of our European energy costs in 2009.

Currency Fluctuations

We operate a geographically diverse business. In 2009, approximately 42% of net sales were to customers in the United States and Canada, 49% to customers in Europe, the Middle East and Africa, 5% to customers in Asia, and 4% to customers in Latin America. Although we sell and manufacture our products in many countries, our sales and production costs are mainly denominated in U.S. dollars, Euros, Swedish Kronor and British Pound Sterling. Our financial results are subject to gains and losses on transactions denominated in currencies other than the functional currency of the relevant operations. Any gains and losses are included in operating income. These transactional gains and losses were not material in 2009, 2008 or 2007. See “Summary Selected Historical Consolidated Financial and Other Data — Other Data”. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars, our functional currency, for inclusion in our consolidated financial statements. Approximately half of our net sales and costs are denominated in U.S. dollars. We also have net sales and costs denominated in Euros, Swedish Kronor and British Pound Sterling. We currently do not enter into foreign currency option or futures contracts to reduce our exposure to fluctuations in exchange rates.

We are also exposed to foreign currency translation gains and losses, including the revaluation of the Euro-denominated debt under our First Lien Credit Agreement, which is recorded by one of our subsidiaries, Arizona Chemical AB, whose functional currency is the Swedish Kronor. In 2009, we recognized an unrealized gain of $9.3 million primarily associated with the revaluation of our Euro-denominated debt due to the strengthening of the Swedish Kronor against the Euro. In contrast, in 2008 and 2007, we recognized unrealized losses of $20.3 million and $1.9 million, respectively, in our statements of operation primarily due to a stronger Euro against the Swedish Kronor. Historically, we have not undertaken hedging strategies to minimize the effect of currency fluctuations as we receive proceeds from certain European segment sales in Euros, which provides sufficient Euro denominated cash flows to service our Euro-denominated debt.

Seasonality

Historically, our business has been subject to seasonal fluctuations of raw material inventory, due to the seasonal trends in availability of CTO and CST. CTO and CST are co-products of the kraft pulping process. Yields of CTO and CST are higher during the first half of the year due to the natural growth and associated chemical yield cycles of trees in addition to higher yields from kraft pulping during the cooler months. CTO and CST receipts rise during the first and second quarters, generally peaking during the early summer. In addition our business has seasonal fluctuations associated with customer demand. In preparation for stronger demand in our markets during the second and third quarters of the year, we build inventory of finished goods which generally peaks in the second quarter. Many factors drive the increase in demand in the second and third quarters, including the holiday printing season (affecting our customers in the inks market) and the seasonality of the roadmarking and construction industries, which see increased activity in warmer months. As a result, demand and consequently sales have been historically lower in our first and fourth quarters.

The following table presents the percentage of our net sales by quarter averaged over the three year period ended December 31, 2009.

Net Sales
% Total Average
Sales

First Quarter	23.7%
Second Quarter	26.5%
Third Quarter	26.1%
Fourth Quarter	23.6%

Government Policies

Newly promulgated restrictions on the emission of greenhouse gases in the European Union and pending legislative and regulatory initiatives in the United States and elsewhere could affect the market for our products, our costs of production, the cost or availability of feedstocks and otherwise affect our operations. For example, demand for renewable sources of energy is increasing in line with government-mandated targets, often with associated incentives, to reduce greenhouse gas emissions and dependency on fossil fuels which, consequently, could increase demand and the cost to acquire our CTO and CST feedstocks. At the same time, applicable laws and regulations require our facilities to obtain and comply with a wide variety of environmental permits and authorizations for different aspects of their operations. Generally, these environmental laws and regulations are becoming increasingly stringent and the cost of compliance with these various requirements can be expected to increase over time. Many of the policies being enacted by governments are being designed to discourage the consumption of hydrocarbon products. As many of our products are substitutes for hydrocarbon-based products, we see potential opportunities to benefit from such changes.

Results of Operations

We operate in two segments, North America and Europe, each of which sells a similar portfolio of products. These segments are our primary areas of measurement and decision-making. The North America segment is comprised of all operations within the American and Asian continents. The European segment is comprised of all operations in the rest of the world. Net sales in each segment consist of sales of our products to customers in the following markets: adhesives, inks, roads and construction, tires and rubber, consumer products, renewable energy and chemical intermediates. Our chief executive officer evaluates our performance, in part, based upon each segment’s net sales and net income.

The following table presents certain information relating to our operating results for the years ended December 31, 2009 and December 31, 2008 and combined historical results of operations for the year ended December 31, 2007. The 2007 combined historical results were derived from the audited consolidated financial statements of Arizona Chemical Division a division of International Paper (predecessor) for the period January 1, 2007 through February 28, 2007 and Arizona Chem Sweden Holdings AB (successor) for the period from March 1, 2007 through December 31, 2007. Prior to the Acquisition, we operated as a division of International Paper. Accordingly, all operating, financing and investing activities were funded through inter-divisional accounts at International Paper and its other operating divisions and subsidiaries. The financial statements prior to February 28, 2007 were prepared from separate records maintained by International Paper and may not be indicative of the conditions that would have existed or the results of operations if we would have been operated as an unaffiliated company. During that period, certain expenses represent allocations of corporate office items applicable to International Paper as a whole. We believe that the allocations from International Paper represents all of our costs of doing business incurred on our behalf.

The historical operating results are being presented to assist comparison across the years. The successor periods for 2009, 2008 and the period from March 1, 2007 through December 31, 2007 in the operating results include the effect of fair value adjustments and transaction costs resulting from the Acquisition. Due to the change in the basis of accounting resulting from the Acquisition, Arizona Chemical Division predecessor’s consolidated financial statements and Arizona Chem Sweden Holdings AB successor’s consolidated financial statements are not completely comparable. We believe that the scope and nature of our operating activities were unchanged by the Acquisition and the effects of purchase accounting and increased debt arising from the Acquisition are accurately quantified and disclosed throughout our discussion and analysis below.

The combined information for 2007 is a non-GAAP financial measure and should not be used in isolation or substitution of the results of operations of either Arizona Chemical Division predecessor or Arizona Chem Sweden Holdings AB successor. This data is being presented for informational purposes only and does not purport to represent or be indicative of the results that actually would have been obtained had the Acquisition occurred on January 1, 2007 or that may be obtained for any future period.

	Successor	Successor	Combined	Successor	Predecessor
	(Non-GAAP)
				March 1, 2007	January 1, 2007
	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Net sales	$767,465	$1,001,988	$855,867	$723,797	$132,070
Cost of goods sold	646,986	868,536	755,415	642,341	113,074

Gross profit	120,479	133,452	100,452	81,456	18,996
Gross margin	15.7%	13.3%	11.7%	11.3%	14.4%
Selling, general and administrative	78,200	91,936	99,583	86,684	12,899
Unrealized foreign currency exchange
(gains) losses(1)	(9,347)	20,304	—	—	—
Restructuring and impairment(2)	26,395	15,513	114	114	—
Other operating income(3)	(5,537)	—	—	—	—

Operating income (loss)	30,768	5,699	755	(5,342)	6,097
Interest (expense) income, net	(16,546)	(29,523)	(28,657)	(28,775)	118
Loss on interest rate swaps, net	(2,541)	(9,311)	(2,275)	(2,275)
Other income(4)	3,635	1,879	—	—	—

Income (loss) before income tax expense (benefit)	15,316	(31,256)	(30,177)	(36,392)	6,215
Income tax expense (benefit)	3,831	(4,277)	(6,299)	(8,913)	2,614
Equity in earnings of affiliate(5)	613	380	273	189	84

Net income (loss)	$12,098	$(26,599)	$(23,605)	$(27,290)	$3,685

(1)	Unrealized foreign currency exchange losses (gains) are primarily related to translation changes in the balance of the Euro-denominated debt under our First Lien Credit Agreement. This is further described in Note 3 of our consolidated financial statements, the “Summary Selected Historical Consolidated Financial Information and Other Data”, and the “Selected Consolidated Financial Data” sections appearing in this prospectus.

(2)	Restructuring and impairment includes pre-tax restructuring charges primarily related to manufacturing facility closures and employee terminations as part of our cost reduction initiatives. This is further described in Note 9 of our consolidated financial statements, the “Summary Selected

Historical Consolidated Financial Information and Other Data”, and the “Selected Consolidated Financial Data” sections appearing in this prospectus.

(3)	Other operating income of $5.5 million recorded in 2009 included $4.9 million of insurance proceeds related to a fire at our Oulu, Finland manufacturing facility and a gain of $0.7 million on the sale of capital assets realized as a result of the closure of our Bedlington, U.K. manufacturing facility.

(4)	Other income included a gain on our acquisition of Abieta of $2.1 million and a gain on settlement with International Paper of $1.3 million, whereas in 2008, other income included a gain of $1.9 million on the extinguishment of a portion of our debt. All of these items were excluded from the calculation of Adjusted EBITDA.

(5)	Equity earnings of affiliate relates to our 10% investment in Arboris, LLC, which was formed in 2002 and is accounted for under the equity method of accounting, as we have the ability to exercise significant influence. Our share of the earnings from operations in this investment is recorded in our statement of operations. This is further described in Note 3 of our consolidated financial statements, the “Summary Selected Historical Consolidated Financial Information and Other Data”, and the “Selected Consolidated Financial Data” sections appearing in this prospectus.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Successor		Successor
	Year Ended		Year Ended
	December 31,	% of	December 31,	% of		%
	2009	sales	2008	sales	Change	Change
	(dollars in thousands)

Net sales	$767,465	100.0%	$1,001,988	100.0%	$(234,523)	(23.4)%
Cost of goods sold	646,986	84.3	868,536	86.7	(221,550)	(25.5)

Gross profit	120,479	15.7	133,452	13.3	(12,973)	(9.7)
Selling, general and administrative	78,200	10.2	91,936	9.2	(13,736)	(14.9)
Unrealized foreign currency exchange (gains) losses	(9,347)	(1.2)	20,304	2.0	(29,651)	(146.0)
Restructuring and impairment	26,395	3.4	15,513	1.5	10,882	70.1
Other operating income	(5,537)	(0.7)	—	—	(5,537)	—

Operating gain (loss)	30,768	4.0	5,699	0.6	25,069	439.9
Interest expense, net	(16,546)	(2.2)	(29,523)	(2.9)	12,977	44.0
Loss on interest rate swaps, net	(2,541)	(0.3)	(9,311)	(0.9)	6,770	72.7
Other income	3,635	0.5	1,879	0.2	1,756	93.5

Income (loss) before income tax expense (benefit)	15,316	2.0	(31,256)	(3.1)	46,572	149.0
Income tax expense (benefit)	3,831	0.5	(4,277)	(0.4)	8,108	189.6
Equity earnings of affiliate	613	0.1	380	0.0	233	61.3

Net income (loss)	$12,098	1.6%	(26,599)	(2.7)%	$38,697	145.5%

Net Sales.  Net sales for 2009 were $767.5 million, a decrease of $234.5 million or 23.4% as compared to $1,002.0 million for 2008. This decrease was due to a decline in volume of $198.8 million, which was driven by a decrease in demand as a result of the recent global economic downturn, which negatively impacted sales in most of our markets, except for consumer products. Despite the decline in volume, we were able to keep pricing relatively flat year-over-over in an environment of declining raw material prices, as we managed our sales mix. Average pricing remained relatively flat from 2009 to 2008. The effects of foreign currency fluctuations resulted in an unfavorable impact on net sales of $51.8 million in 2009, which was primarily due to the strengthening of the U.S. dollar against the

Swedish Kronor. These decreases were partially offset by our acquisition of Abieta in 2009, which increased net sales within our tires and rubber market by $20.4 million.

The components of the year-over-year change in net sales are as follows:

Price decline	(0.4)%
Volume decline	(19.8)
Acquisition of Abieta	2.0
Unfavorable impact of foreign currency	(5.2)

Total net sales decrease	(23.4)%

Net sales in each of our reportable segments consist of sales of our products to customers in the following markets: adhesives, inks, roads and construction, tires and rubber, consumer products and renewable energy and sales of our chemical intermediates. The following table presents net sales mix by market for our North American and European segments for the periods ended December 31, 2009 and December 31, 2008.

	North America			Europe
Market	2009	2008	Change	2009	2008	Change
	(dollars in thousands)

Adhesives	$104,469	$129,515	(19.3)%	$92,229	$109,103	(15.5)%
Inks	54,102	69,251	(21.9)	31,941	51,777	(38.3)
Tires and Rubber	15,724	16,049	(2.0)	43,937	23,093	90.3
Roads and Construction	28,762	34,990	(17.8)	14,911	18,847	(20.9)
Consumer Products	26,836	18,651	43.9	13,316	12,426	7.2
Renewable Energy	2,815	8,577	(67.2)	71,456	115,580	(38.2)
Chemical Intermediates	146,394	215,212	(32.0)	120,573	178,917	(32.6)

Total net sales	$379,102	$492,245	(23.0)%	$388,363	$509,743	(23.8)%

North America.  Net sales of products sold by our North American segment for 2009 were $379.1 million, a decrease of $113.1 million, or 23.0%, as compared to $492.2 million for 2008. The downturn in the global economy resulted in decreased volume across many of the markets within our North American segment which negatively impacted net sales by $111.1 million while price declines negatively impacted net sales by $2.1 million.

Price decline	(0.4)%
Volume decline	(22.6)%
Impact of foreign currency exchange	0.0%

Total net sales decrease	(23.0)%

Several factors contributed to the change in net sales in North America, including:

•	Chemical intermediates net sales decreased by $68.8 million from 2008 driven by deteriorating global economic conditions and, in particular, lower demand in housing, automotive, coatings and oilfield applications.

•	Adhesives net sales decreased $25.0 million primarily due to lower demand in hot melt packaging, while inks net sales declined $15.1 million driven by demand weakness in publication printing.

•	Despite lower demand, we strategically focused on reducing the portion of our sales mix attributable to lower margin products. Consumer products net sales increased by $8.2 million primarily due to shifting our sales mix from certain lower priced adhesive products to higher priced consumer products.

•	Roads and construction net sales decreased by $6.2 million, primarily due to a decrease in sales of our rosin resin products as a result of aggressive competitor pricing, which we chose not to match, as we shifted our sales mix to higher priced markets.

•	Renewable energy net sales decreased by $5.8 million, primarily due to a decrease in throughput of CTO and a corresponding reduction in the supply of our pitch by-product.

Europe.  Net sales of products sold by our European segment for 2009 were $388.4 million, a decrease of $121.4 million or 23.8% as compared to $509.7 million in 2008. The downturn in the global economy resulted in lower volumes across many of the markets within our European segment. The decrease in net sales was driven by volume decreases of $87.7 million, partially offset by the addition of the Abieta acquisition which positively impacted net sales by $20.4 million. Notwithstanding lower demand, we strategically focused on reducing the portion of our sales mix attributable to lower margin products and as a result, we were able to maintain or increase pricing in some of our markets. Our pricing was also negatively impacted by lower global vegetable oil commodity prices and lower oil prices, which impacted pricing of substitutes for several of our products, including TOFA and pitch. Price declines negatively impacted net sales by $2.4 million while foreign currency fluctuations negatively impacted net sales by $51.8 million, primarily associated with the weakening of the Swedish Kronor versus the U.S. dollar.

Price decline	(0.4)%
Volume decline	(17.2)
Acquisition of Abieta	4.0
Unfavorable impact of foreign currency	(10.2)

Total net sales decrease	(23.8)%

Several factors contributed to the change in net sales in Europe, including:

•	Chemical intermediates net sales decreased by $58.3 million due to lower demand in coatings, metal workings and automotive. In addition, prices were negatively impacted by a pricing decline in competing global vegetable oil used in coatings, consistent with the declining pricing environment for oil and biofuels.

•	Renewable energy net sales decreased $44.1 million as volume declined primarily due to a decrease in availability of our pitch by-product for sale as a result of lower CTO throughput, and a reduction in oil prices which negatively impacted pricing.

•	Tires and rubber net sales increased by $20.8 million primarily due to our acquisition of Abieta.

•	Inks and adhesives net sales declined by $19.8 million and $16.9 million, respectively, driven by lower demand in printing ink and hot melt packaging applications, respectively.

•	Roads and construction net sales decreased by $3.9 million, primarily due to a decline in net sales of our roadmarking products. The roadmarking industry was less impacted by the global economic downturn than some of our other markets as a result of increased government spending, however, our year over year sales were lower due to shortened customer order lead times during the peak summer season accompanied by inventory shortages.

•	We strategically focused on reducing the portion of our sales mix attributable to lower margin products and as a result, our consumer products net sales increased by $0.9 million primarily due to shifting our sales mix to higher priced consumer products.

Cost of Goods Sold.  Cost of goods sold for 2009 was $647.0 million, a decrease of $221.6 million or 25.5% as compared to $868.5 million for 2008. Gross margins rose to 15.7% in 2009 from 13.3% in 2008.

The decrease of $221.6 million was due primarily to the following:

•	Declining sales volumes of $113.4 million.

•	Declining raw material prices of $40.6 million due primarily to lower CTO and pentaerythritol prices associated with lower oil and commodity prices.

•	Favorable energy prices of $11.1 million as compared to 2008 primarily a result of lower natural gas prices in North America of $10.4 million.

•	Restructuring initiatives at certain of our manufacturing facilities in the United States and Europe yielded cost savings of $17.6 million in 2009, partially offset by an increase in fixed costs of $5.0 million associated with the addition of the Gersthofen, Germany manufacturing facility from our Abieta acquisition. A focus on cost control and lower production rates as a result of the economic environment further reduced manufacturing fixed costs by $6.4 million.

•	Depreciation and amortization included in cost of goods sold for 2009 was $31.3 million, an increase of $6.7 million as compared to $24.6 million for 2008. Depreciation and amortization in 2009 includes $1.8 million of depreciation for the newly acquired Gersthofen, Germany manufacturing facility.

•	The effect of foreign currency fluctuations resulted in a favorable impact on cost of goods sold of $44.1 million in 2009 primarily due to the strengthening of the U.S. dollar against the Swedish Kronor.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for 2009 were $78.2 million, a decrease of $13.7 million, or 14.9%, as compared to $91.9 million for 2008. The decrease was primarily due to lower transaction and transition costs of $14.8 million, primarily related to the Acquisition, as well as a $4.6 million reduction in salary expense, as salaries associated with our ERP implementation were capitalized, favorable foreign exchange impact of $2.9 million, primarily due to the weakening of the Swedish Kronor to the U.S. dollar. These decreases were partially offset by increased training and other ERP implementation costs of $2.3 million, increased incentive compensation benefits and personnel costs of $3.5 million, which were primarily due to performance above plan and other administrative cost increases of $2.8 million. Selling, general and administrative expenses as a percentage of net sales increased 1.0% to 10.2% in 2009, compared to 9.2% in 2008.

Unrealized Foreign Currency Exchange (Gains) Losses.  Unrealized foreign currency exchange losses (gains) for 2009 was a gain of $9.3 million, an increase of $29.7 million as compared to a $20.3 million loss for 2008. The swing from a net loss to a gain was primarily associated with the impact of exchange rate movements of the Swedish Kronor versus the Euro on our Euro-denominated debt under the First Lien Credit Agreement. The average exchange rate for 2009 and 2008 was 10.60 SEK/EUR and 9.58 SEK/EUR, respectively.

Restructuring and Impairment.  Restructuring and impairment charges for 2009 were $26.4 million, an increase of $10.9 million, or 70.1%, as compared to $15.5 million for 2008. Restructuring charges for 2009 were primarily related to the closure of our Port St. Joe, Florida manufacturing facility. During 2008, we closed our Bedlington, U.K. manufacturing facility, reduced capacity at our Chester-le-Street, U.K. manufacturing facility, restructured certain product lines at our Dover, Ohio manufacturing facility and restructured our operations at our Niort, France manufacturing facility. These restructuring activities have all been recorded as expenses in the consolidated statements of operations. We have paid for substantially all of these restructuring activities as of December 31, 2009 and expect to incur the remaining cash payments of $2.0 million in 2010. This is further described in Note 9 of our consolidated financial statements appearing at the end of this prospectus.

Other Operating Income.  Other operating income was $5.5 million in 2009 an increase of $5.5 million compared to 2008. Other operating income is primarily comprised of insurance proceeds of $4.9 million to reimburse us for lost sales and related costs incurred due to a fire at our Oulu, Finland manufacturing facility in 2008 and a $0.7 million gain on sale of land related to the closure of our Bedlington, U.K. manufacturing facility.

Interest Expense, Net.  Interest expense, net for 2009 was $16.5 million, a decrease of $13.0 million, or 44.0%, as compared to $29.5 million for 2008. The decrease was primarily due to lower interest rates in 2009 compared to 2008 on our floating rate debt, combined with lower average outstanding debt due to revolver reductions and principal payments in 2009. We expect our interest expense to decline further in 2010 due to the expiration of two swap contracts with notional values of $165 million and €40 million at fixed rates of 4.825% and 3.998%, respectively.

Loss on Interest Rate Swaps, Net.   Our loss on interest rate swaps was $2.5 million in 2009, a decrease of $6.8 million, or 72.7%, as compared to $9.3 million for 2008. The losses on the swap contracts resulted principally from declines in LIBOR.

Other Income.  Other income was $3.6 million in 2009, an increase of $1.8 million as compared to $1.9 million for 2008. In 2009, we recorded a gain of approximately $2.1 million on our acquisition of Abieta and a gain of $1.3 million on a settlement with International Paper. In 2008, other income included a gain of $1.9 million on the extinguishment of a portion of our debt. During 2008, Rhône Capital purchased $27.2 million face value of our outstanding second lien debt. In accordance with our credit agreements, Rhône Capital contributed 35% of the debt, or $9.5 million face value, to AZ Chem Investments Partner LP, which debt was then contributed to us and extinguished, resulting in a gain of $1.9 million that was recognized as other income in 2008.

Income Tax Expense (Benefit).  Income tax expense for 2009 was $3.8 million, an increase of $8.1 million compared to the income tax benefit of $4.3 million for 2008 driven by higher income. The effective tax rate was 25.0% for 2009, as compared to 13.7% for 2008. Our effective tax rate for 2009 was less than our statutory Swedish income tax rate of 26.3% primarily due to valuation allowances by our international subsidiaries for certain tax benefits that were considered not likely.

Adjusted EBITDA.  Adjusted EBITDA for 2009 was $93.9 million, an increase of $1.1 million, or 1.2%, as compared to $92.7 million for 2008. This increase was due to the following:

•	Declines in volume and lower selling prices in 2009 as compared to 2008 negatively impacted Adjusted EBITDA by $64.9 million and $4.4 million respectively.

•	Raw material prices declined $40.6 million in 2009 as compared to 2008, primarily due to an environment of lower oil prices and commodity prices that reduced the cost of CTO and our other raw materials, and our ability to manage our primary raw material costs.

•	Energy prices were $11.1 million lower in 2009 as compared to 2008 primarily due to declining natural gas prices.

•	Lower manufacturing fixed costs of $24.0 million were incurred during 2009 as compared to 2008 due to the partial year savings resulting from the closure of our Port St. Joe, Florida manufacturing facility in August 2009 and other cost saving initiatives within both of our reportable segments, partially offset by $5.0 million of increased costs associated with the addition of our Gersthofen, Germany facility from the Abieta acquisition.

•	Unfavorable foreign currency exchange of $4.8 million and higher selling, general and administration costs of $4.2 million.

•	Favorable impact from the receipt of $4.9 million of insurance proceeds to reimburse us for lost sales and costs incurred during 2008 as a result of a fire at our Oulu, Finland manufacturing facility and other favorable items of $3.8 million.

During 2009, unusual items in Adjusted EBITDA included the insurance proceeds from the fire at our Oulu, Finland facility of $4.9 million, the capitalization of salaries, net of additional expenses, for the implementation of SAP of $2.3 million and the gain on sale of land of $0.7 million related to the closure of our Bedlington, U.K. manufacturing facility.

Despite a 23.4% decrease in net sales, we increased our Adjusted EBITDA year-over-year in an economic environment of decreasing demand and volumes. We were able to increase our Adjusted EBITDA margin by proactively managing pricing in an environment that saw significant price pressures while decreasing our cost for raw materials and energy. We managed our cost structure through spending controls and restructuring activities that reduced production capacity and related costs in order to meet lower volume needs. Moreover, we were able to selectively shift products sold from lower margin to higher margin markets, which we expect to continue to do as we increasingly focus on our target markets.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following table presents combined historical results of operations for the year ended December 31, 2007, and was derived from the audited consolidated financial statements of our predecessor period January 1, 2007 through February 28, 2007 and our successor period from March 1, 2007 through December 31, 2007.

The historical operating results are being presented to assist comparison across the years. The successor period for 2007 and 2008 in the operating results includes the effect of fair value adjustments resulting from the Acquisition. Due to this change in the basis of accounting, our predecessor consolidated financial statements and our successor consolidated financial statements are not necessarily comparable.

	Successor		Combined
			(Non-GAAP)
	Year Ended		Year Ended
	December 31,	% of	December 31,	% of
	2008	Sales	2007	Sales	Change	% Change
	(dollars in thousands)

Net sales	$1,001,988	100.0%	$855,867	100.0%	$146,121	17.1%
Cost of goods sold	868,536	86.7	755,415	88.3	113,121	15.0

Gross profit	133,452	13.3	100,452	11.7	33,000	32.9
Selling, general and administrative	91,936	9.2	99,583	11.6	(7,647)	(7.7)
Unrealized foreign currency transaction and exchange losses — net	20,304	2.0	—	—	20,304	—
Restructuring and impairment	15,513	1.5	114	0.0	15,399	—

Operating gain (loss)	5,699	0.6	755	0.1	4,944	654.8
Interest expense, net	(29,523)	(2.9)	(28,657)	(3.3)	(866)	(3.0)
Loss on interest rate swaps, net	(9,311)	(0.9)	(2,275)	(0.3)	(7,036)	(309.3)
Other income	1,879	0.2	—	—	1,879	—

Loss before income tax benefit	(31,256)	(3.1)	(30,177)	(3.5)	(1,079)	(3.6)
Income tax benefit	(4,277)	(0.4)	(6,299)	(0.7)	2,022	32.1
Equity earnings of affiliate	380	0.0	273	0.0	107	39.2

Net loss	$(26,599)	(2.7)%	$(23,605)	(2.8)%	$(2,994)	(12.7)%

Net Sales.  Net sales for 2008 were $1,002.0 million, an increase of $146.1 million, or 17.1%, as compared to $855.9 million for 2007. The increase in net sales was driven by pricing increases of $86.6 million and volume increases of $38.8 million. We were able to increase prices and capitalize on increased global demand within many of our markets as we began to focus more on value-added benefits of our products to our customers. The effects of foreign currency fluctuations provided a favorable impact to net sales of $20.7 million in 2008 as compared to 2007. The favorable impact was primarily due to the strengthening of the Euro and the Swedish Kronor against the U.S. dollar.

The components of the year-over-year change in net sales are as follows:

Price increase	10.1%
Volume increase	4.6
Favorable impact of foreign currency	2.4

Total net sales increase	17.1%

The following table presents consolidated net sales mix by market for the periods ended December 31, 2008 and December 31, 2007 for our two reportable segments, North America and Europe.

	North America			Europe
		Combined			Combined
		Non-GAAP			Non-GAAP
Market	2008	2007	Change	2008	2007	Change
	(dollars in thousands)

Adhesives	$129,515	$130,412	(0.7)%	$109,103	$102,681	6.3%
Inks	69,251	64,734	7.0	51,777	64,341	(19.5)
Tires and Rubber	16,049	13,534	18.6	23,093	23,935	(3.5)
Roads and Construction	34,990	20,029	74.7	18,847	12,905	46.0
Consumer Products	18,651	18,879	(1.2)	12,426	12,080	2.9
Renewable Energy	8,577	8,408	2.0	115,580	62,511	84.9
Chemical Intermediates	215,212	176,730	21.8	178,917	144,688	23.7

Total net sales	$492,245	$432,726	13.8%	$509,743	$423,141	20.5%

North America.  Net sales generated by our North American segment for 2008 were $492.2 million, an increase of $59.5 million, or 13.8%, as compared to $432.7 million for 2007. The increase in net sales was driven by pricing increases of $33.6 million primarily due to our management of sales mix and our ability to pass through raw material price increases to our customers, and an increase in volume of $26.0 million.

Price increase	7.8%
Volume increase	6.0
Impact of foreign currency exchange	0.0

Total net sales increase	13.8%

Several factors contributed to the growth in net sales in North America, including:

•	Chemical intermediates net sales increased by $38.5 million driven by increased volumes and prices due to increased demand in the PVC stabilizers, oilfield, coatings and metalworking applications.

•	Roads and construction net sales increased by $15.0 million, primarily due to increased sales of roadmarking resins.

•	Inks net sales increased by $4.5 million, primarily due to volume increases in publication printing ink applications, without a reduction in our pricing.

•	Tires and rubber net sales increased $2.5 million due to an introduction of new resins into the tire market. In addition, net sales of upgraded rosins increased due to increased demand for rubber emulsification applications.

Europe.  Net sales for 2008 of $509.7 million increased by $86.6 million, or 20.5%, as compared to $423.1 million for 2007. The increase in net sales was primarily driven by pricing increases of $53.1 million across most of our markets, a favorable foreign exchange impact of $20.7 million and a favorable volume increase of $12.8 million. Within our European segment, the rise in oil prices and increased demand for competing products favorably impacted sales prices. The impact was higher in our European segment compared to North America as the majority of our global pitch is sold into the Scandinavian energy market.

Price increase	12.5%
Volume increase	3.1
Favorable impact of foreign currency	4.9

Total net sales increase	20.5%

Several factors contributed to the growth in net sales in Europe, including:

•	Renewable energy net sales increased by $53.1 million due to an increase in volume, price and a favorable impact of foreign exchange. The volume increase in net sales is attributable to a reduction of inventory levels during 2008, from 2007 highs, in advance of increased prices in the first quarter of 2008.

•	Chemical intermediates net sales increased by $34.2 million, primarily due to an increase in TOFA prices driven by the increase in demand and pricing for competing vegetable oils in the renewable energy and coatings market. TOFA volumes declined as a result of a fire that caused a shutdown in 2008 of our Oulu, Finland manufacturing facility. Curing agent and dimer acid prices increased due to higher demand in coatings applications, while DTO prices increased due to stronger demand in the automotive industry combined with improved strategic product positioning.

•	Inks net sales decreased by $12.6 million, primarily due to decreases in sales volumes of phenolics for printing inks due to competitive pricing, which we choose not to meet in order to focus on higher margin products in other markets. In 2008 we also exited the solid resinate product line.

•	Adhesives net sales increased by $6.4 million, primarily due to increased sales for hot melt packaging. We reduced our prices to defend our market share against foreign competition and imports, due to an unusually strong Euro compared to other foreign currencies.

•	Roads and construction net sales increased by $5.9 million, primarily due to increased volumes for roadmarking, which was partially offset by a decline in prices to increase volumes and to respond to opportunistic imports from foreign competitors associated with a stronger Euro.

Cost of Goods Sold.  Cost of goods sold for 2008 was $868.5 million, an increase of $113.1 million, or 15.0%, as compared to $755.4 million for 2007. Gross margins rose to 13.3% in 2008 from 11.7% in 2007.

The increase of $113.1 million was due primarily to the following:

•	Increased sales volume of $33.2 million.

•	Higher prices for raw materials accounted for $38.8 million of the increase. Raw material price increases for both CTO and our secondary raw materials including pentaerythritol and sulfuric acid were driven by the impact of higher oil and natural gas prices, increased demand and capacity constraints.

•	Energy prices increased by $13.3 million from 2007 to 2008, due to increasing natural gas prices and fuel oil prices.

•	Depreciation and amortization expense included within cost of goods sold for 2008 was $24.6 million, a decrease of $0.6 million, or 2.4%, as compared to $25.2 million in 2007.

•	Manufacturing fixed costs increased $14.4 million in 2008 as compared to 2007 due to increased tank car and storage costs to support increased volumes, as well as higher maintenance and operating costs, partially offset by $6.2 million of savings primarily from restructuring initiatives in Europe.

•	During 2008 we incurred $2.3 million of increased raw material, delivery and other operating expenses associated with a fire at our Oulu, Finland manufacturing facility.

•	The effect of foreign currency fluctuations provided an unfavorable impact to cost of goods sold of $17.9 million in 2008 as compared to 2007. This decrease was primarily due to the strengthening of the Euro and Swedish Kronor against the U.S. dollar.

We were successful in passing on raw material and energy price increases to product prices, which is consistent with the pricing increases referred to above in net sales.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for 2008 were $91.9 million, a decrease of $7.6 million, or 7.7%, as compared to $99.6 million for 2007. The decrease was primarily due to lower transaction and transition costs of $11.2 million compared to 2007 related primarily to the Acquisition. Partially offsetting those declines were higher incentive compensation expense, consulting expenses, bad debt reserve and other administrative expenses. Foreign currency exchange resulted in an unfavorable impact of $2.1 million primarily due to the strengthening of the Swedish Kronor to the U.S. dollar. Selling, general and administrative expenses as a percentage of net sales declined 2.4% to 9.2% in 2008, compared to 11.6% in 2007.

Unrealized Foreign Currency Exchange Losses (Gains).  Costs associated with unrealized foreign currency exchange losses (gains) for 2008 were $20.3 million. The increase in the unrealized loss was primarily due to the translation of our Euro-denominated debt into Swedish Kronor, as the Swedish Kronor weakened against the Euro during the period. There were no significant unrealized transaction gains or losses in 2007.

Restructuring and Impairment.  Restructuring and impairment charges for 2008 were $15.5 million, compared to $0.1 million in 2007. The restructuring charges were primarily composed of personnel costs related to three restructuring activities that occurred in 2008; including the cost reduction initiatives at the Niort, France manufacturing facility, the shutdown of the terpene resin production at our Pensacola, Florida manufacturing facility, and the restructuring of our dimer business and relocation of our polyamide production from our Bedlington, U.K. manufacturing facility to Dover, Ohio. These items are further described in Note 9 of our consolidated financial statements appearing at the end of this prospectus.

Interest Expense, Net.  Interest expense, net for 2008 was $29.5 million, an increase of $0.9 million, or 3.0%, as compared to $28.7 million for 2007. The year over year change is a result of several factors, including an increase in debt issuance expenses, two additional months of expense in 2008 since the debt under our credit agreements was incurred at the end of February 2007 in connection with the Acquisition, and a higher revolver balance in 2008 due to working capital increases associated with higher raw materials cost and higher demand for our products. These amounts were offset by a reduction in the outstanding balance of the term loans under our First Lien and Second Lien Credit Agreements by approximately $30.1 million from December 31, 2007, due to excess cash flow payments of $14.0 million, Rhône Capital’s acquisition of $27.2 million and subsequent extinguishment of $9.5 million of our second lien debt and foreign exchange impact.

Loss on Interest Rate Swaps, Net.  Loss on interest rate swaps, net for 2008 was $9.3 million, an increase of $7.0 million, as compared to a loss of $2.3 million for 2007. We had three interest rate swap agreements that were put in place to hedge the interest rate risk associated with the $375 million credit facilities bearing variable interest rates. The increase is primarily due to a $5.2 million non-cash mark-to-market loss in 2008 on these interest rate swaps due to declines in LIBOR.

Other Income.  Other income for 2008 was $1.9 million as compared to $0 for 2007. During 2008, Rhône Capital purchased $27.2 million face value of our outstanding second lien debt. In accordance with our amended credit agreement, 35% of the debt, or $9.5 million face value was contributed to us and extinguished, resulting in a gain of $1.9 million that was recognized as other income in 2008.

Income Tax Expense (Benefit).  Income tax benefit for 2008 was $4.3 million, a decrease of $2.0 million, or 32.1%, as compared to $6.3 million for 2007. The income tax benefit was primarily related to a pre-tax loss of $36.4 million incurred from the period of March 1, 2007 through December 31, 2007. The effective tax rate was 13.7% for 2008, as compared to 20.9% for 2007 for the net tax benefit for the full 12-month period. Our effective tax rate for 2008 was less than our statutory Swedish income tax rate of 28.0% primarily due to valuation allowances by our international subsidiaries that could not recognize a tax benefit for certain tax benefits that were considered unlikely.

Adjusted EBITDA.  Adjusted EBITDA for 2008 was $92.7 million, an increase of $25.8 million, or 38.6%, compared to $66.9 million for 2007. This increase was due to the following:

•	Increases in selling prices from 2007 to 2008 increased Adjusted EBITDA by $86.7 million. Sales volumes positively impacted Adjusted EBITDA by $5.6 million.

•	Higher raw material prices negatively impacted Adjusted EBITDA by $38.8 million as compared to 2007 due to higher CTO and secondary raw material prices.

•	Energy prices increased by $13.3 million from 2007 to 2008 as a result of increasing natural gas and fuel oil prices.

•	Manufacturing fixed costs increased $8.2 million compared to 2007. The increase was primarily due to higher costs for materials used in the manufacturing process, additional tank car and storage spending, and maintenance costs, partially offset by $6.2 million of costs savings from restructuring initiatives.

•	Increased costs associated with a fire at our Oulu, Finland manufacturing facility of $2.3 million and other cost increases of $4.5 million.

•	Favorable foreign exchange impact of $0.6 million.

The fire at our Oulu, Finland facility was the most significant unusual item during 2008, negatively impacting Adjusted EBITDA by $6.3 million including $2.3 of additional expenses and $4.0 million of lost sales margin.

Adjusted EBITDA margin for 2008 was 9.3% as compared to 7.8% for 2007. The increase of 1.5% from 2007 to 2008 was primarily due to an increase in sales prices, which was partially offset by higher raw materials and energy prices, and other costs.

Non-GAAP Financial Measures

Adjusted EBITDA and EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation, and amortization and then it is adjusted for various items as defined in our credit agreements. We present Adjusted EBITDA because it is used for reporting and covenant calculation purposes pursuant to our credit agreements, and by management to evaluate operating performance, and we consider it an important supplemental measure of our performance. We also believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our compensation plan bases incentive compensation payments in part on our Adjusted EBITDA performance.

EBITDA represents net income before interest, taxes, depreciation and amortization. We present EBITDA because it is used by management to evaluate operating performance, and we consider it an important supplemental measure of our performance. We also believe it is used by other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA and EBITDA have limitations as analytical tools, and you should not consider these in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA and EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA and EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and EBITDA do not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate Adjusted EBITDA and EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these and other limitations, Adjusted EBITDA and EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and EBITDA only as supplemental information. See the Consolidated Statements of Cash Flows included in our financial statements included elsewhere in this prospectus.

A reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA is presented below:

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1, 2007	January 1, 2007
	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Net income (loss)	$12,098	$(26,599)	$(23,605)	$(27,290)	$3,685
Interest (income) expense, net	16,546	29,523	28,657	28,775	(118)
Income tax expense (benefit)	3,831	(4,277)	(6,299)	(8,913)	2,614
Depreciation and amortization	40,615	34,210	33,235	28,813	4,422

EBITDA	73,090	32,857	31,988	21,385	10,603
Unrealized foreign currency exchange (gains) losses	(9,347)	20,304	—	—	—
Restructuring and impairment	26,395	15,513	114	114	—
Loss on interest rate swaps	2,541	9,311	2,275	2,275	—
Equity in earnings of affiliate	(613)	(380)	(273)	(189)	(84)
Transaction costs(1)	—	1,316	10,271	10,271	—
Management fees(2)	1,538	1,990	1,295	1,295	—
Transition costs(3)	—	2,984	6,667	6,575	92
Gain on Abieta acquisition	(2,142)	—	—	—	—
Gain on settlement with International Paper	(1,316)	—	—	—	—
Non-restructuring severance	—	3,121	2,235	2,235	—
Third-party advisor fees	—	1,573	—	—	—
Consulting services	—	3,794	7,616	7,616	—
Gain on debt extinguishment	—	(1,901)	—	—	—
Other items	3,713	2,241	4,710	3,297	1,413

Adjusted EBITDA	$93,859	$92,723	$66,898	$54,874	$12,024

(1)	Transaction costs were related to the Acquisition. These costs included legal, tax, IT, professional fees, and Rhône Capital transaction fees.

(2)	Management fees are paid to Rhône Group L.L.C., an affiliate of Rhône Capital for certain monitoring and other management services and assistance, including reimbursement of its out-of-pocket expenses.

(3)	Transition costs included fees paid to International Paper in connection with the Acquisition under the transition services agreement, IT consulting fees, costs for infrastructure build-out and the cost of a carve-out audit, among other items.

Free Cash Flow

Free cash flow is defined by us as net cash provided by (used in) operating activities, less purchases of property, plant and equipment, software spending, proceeds from disposals of property, plant and equipment, and other items, all as disclosed in our consolidated statements of cash flows or the consolidated statements of operations.

We have included data with respect to free cash flow because our management considers free cash flow to be a useful, supplemental indicator of our liquidity. When measured over time, free cash flow provides supplemental information to investors concerning our operating results and our ability to generate cash flows to satisfy mandatory debt service requirements and make other non-discretionary expenditures.

Our management believes that consideration of free cash flow should be supplemental, however, free cash flow has limitations as an analytical financial measure, including:

•	Free cash flow is subject to variability on a quarterly basis as a result of the timing of payments made or received related to accounts receivable, accounts payable and other current operating assets and liabilities.

•	Free cash flow may be calculated in a different manner by other companies in our industry, which limits its usefulness as a comparative measure.

Our management compensates for these limitations by relying primarily on our results under GAAP to evaluate our operating results and by considering independently the economic effects of the foregoing items that are not reflected in free cash flow. As a result of these limitations, free cash flow should not be considered a substitute for other measures of liquidity reported in accordance with GAAP, including net cash provided by (used in) operating activities, net cash provided by (used in) investing activities, net cash provided by (used in) financing activities or change in cash and cash equivalents.

The following table sets forth a reconciliation of net cash provided by (used in) operating activities to free cash flow, the most directly comparable GAAP measure:

	Successor	Successor	Combined	Successor	Predecessor
			(Non-GAAP)	March 1,	January 1,
	Year Ended	Year Ended	Year Ended	2007 through	2007 through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Net cash provided by (used in) by operating activities	$117,325	$20,841	$32,934	$45,022	$(12,088)
Less:
Purchases of property, plant and equipment	(22,993)	(34,719)	(22,846)	(18,248)	(4,598)
Software spending	(13,404)	(142)	(1,642)	(1,642)	—
Proceeds from disposals of property, plant and equipment	875	212	—	—	—
Other	—	356	—	—	—

Free cash flow	$81,803	$(13,452)	$8,446	$25,132	$(16,686)

Net cash (used in) provided by investing activities	(44,294)	(34,293)	(501,929)	(497,331)	(4,598)
Net cash (used in) provided by financing activities	(63,771)	12,768	498,843	488,547	10,296

Free cash flow for 2009 was $81.8 million, an increase of $95.3 million as compared to a deficit of $13.5 million for 2008. Operating cash flow increased $96.5 million due to improved profitability and reductions in working capital of $48.5 million. Capital spending declined $11.7 million as we deferred certain non-critical maintenance projects to 2010 to preserve cash, while software spending related to the global implementation of our ERP system increased $13.3 million.

During 2009, we instituted a working capital management program focused on improving our working capital as we managed the impact on our operations of the global economic slowdown. This program resulted in an 18% decrease in accounts receivable and a 34% decrease in inventory, which ultimately resulted in a decrease in working capital of $48.5 million. We instituted long-term working capital improvements to reduce our investment in working capital measured as a percentage of sales.

We are targeting for working capital as a percent of sales to continue to decline supported by ongoing cost saving initiatives and the global implementation of our ERP system.

Free cash flow for 2008 was a deficit of $13.5 million, a decrease of $21.9 million as compared to free cash flows of $8.4 million for the same period in the prior year. The decrease was primarily due to a decrease in operating cash flows of $12.1 million due to an increase in working capital of $7.2 million. Capital spending increased $11.9 million primarily due to capital expenditures at our Savannah, Georgia facility associated with our relocation of capacity from our Valdosta, Georgia facility.

Liquidity and Capital Resources

Summary

We ended 2009 with $47.0 million of cash and cash equivalents, compared to $34.0 million at the end of 2008. The increase in cash and cash equivalents was primarily due to lowering our working capital by $48.5 million and increasing net income by $56.2 million with depreciation, amortization and impairment excluded. This increase in cash enabled us to repay a portion of our long-term debt and repay the amounts outstanding on the revolving credit facility under out First Lien Credit Agreement net of proceeds of $58.2 million, which will reduce future interest expense. Our debt outstanding at December 31, 2009 under our credit agreements was $334.8 million, a decrease of $48.6 million, or 12.7%, compared to December 31, 2008. We also invested $36.4 million in property, plant and equipment and in our new ERP system.

Working capital, the excess of current assets over current liabilities excluding cash and cash equivalents and the current portion of long-term debt, was $79.0 million at the end of 2009, down from $127.6 million at the end of 2008. Working capital as a percentage of sales was 10.3%, 12.7% and 14.1% for 2009, 2008 and 2007, respectively.

Our principal sources of liquidity are cash flow from operations and borrowings under our credit agreements. Our principal uses of cash are debt service payments as described below, capital expenditures, and working capital requirements.

Cash Flow

The following table summarizes our cash provided by (used in) from operating, investing and financing activities for the years ended December 31, 2009, 2008 and 2007:

	Successor	Successor	Combined	Successor	Predecessor
				March 1,	January 1,
			(Non-GAAP)	2007	2007
	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Operating	$117,325	$20,841	$32,934	$45,022	$(12,088)
Investing	(44,294)	(34,293)	(501,929)	(497,331)	(4,598)
Financing	(63,771)	12,768	498,843	488,547	10,296
Effect of foreign exchange	3,715	(3,354)	1,783	1,848	(65)

Increase (decrease) in cash and cash equivalents	$12,975	$(4,038)	$31,631	$38,086	$(6,455)

Operating Activities

Operating cash flows in 2009 were $117.3 million, an increase of $96.5 million as compared to $20.8 million in 2008. This change in operating cash flows was primarily driven by the following factors:

•	Net income increased $38.7 million for reasons previously described.

•	Non-cash items affecting net income declined $16.3 million compared to 2008.

•	During 2009, we instituted a working capital management program focused on improving our working capital as we managed the impact on our operations of the global economic slowdown.

•	Working capital contributed $58.3 million to operating cash flows in 2009, $74.0 million higher than 2008. This contribution of operating cash flows from working capital was primarily driven by the following:

•	Accounts receivable declined $25.9 million, of which $10.5 million was due to a five day decline in days sales outstanding and the remainder due to lower sales.

•	Inventory declined $57.4 million of which $31.2 million was associated with reductions in inventory on hand as the result of our on-going working capital improvement initiatives and in response to lower demand. In addition, $26.1 million of the decline was associated with lower raw material prices.

•	The declines in accounts receivable and inventories were partially offset by a decrease in accounts payable of $16.8 million as a result of a decline in purchases and lower purchase prices.

Operating cash flows for 2008 were $20.8 million, a decrease of $12.1 million as compared to $32.9 million for 2007. This change in operating cash flows was primarily driven by the following factors:

•	Net income declined $3.0 million for reasons previously described.

•	Non-cash items affecting net income increased $45.1 million compared to 2007.

•	Working capital consumed $15.7 million of operating cash in 2008, a decrease of $54.2 million compared to 2007. The working capital consumption of operating cash flows related to the following:

•	Accounts receivable increased $9.6 million associated with higher sales and a six day increase in days sales outstanding.

•	Inventory increased $6.2 million due primarily to volume, while accounts payable declined $3.9 million.

Investing Activities

Net cash used in investing activities totaled $44.3 million for 2009 compared to $34.3 million for 2008. The increase of $10.0 million was driven by lower capital maintenance spending, mostly offset by spending on the implementation costs of our ERP system in the amount of $13.4 million. In addition, during 2009 we completed the acquisition of Abieta for $8.8 million net of cash acquired and assumed debt of $6.0 million, which excludes factored receivables of approximately $1.9 million.

Net cash used in investing activities totaled $34.3 million for 2008 compared to $501.9 million for 2007, which included $477.4 million cost of the Acquisition. Capital spending for 2008 was $34.7 million or $11.9 million higher than 2007 primarily due to $8.7 million of spending on expanded capacity at our Savannah, Georgia manufacturing facility, which was associated with the realignment of our Valdosta, Georgia manufacturing facility.

Financing Activities

Net cash used by financing activities was $63.8 million in 2009 as compared to $12.8 million in 2008. This increase is primarily the result of the use of cash to reduce our long-term debt balance during 2009, including a $20.1 million reduction in the term loan under our First Lien Credit Agreement and a $29.3 million reduction in the revolving credit facility under our First Lien Credit Agreement. During 2009 we also assumed debt of $6.0 million in our acquisition of Abieta, which we were able to reduce to $0.7 million by December 31, 2009.

Net cash provided by financing activities in 2008 was $12.8 million compared to $498.8 million in 2007 which included $130.0 million issuance of common stock, $375.0 million of proceeds from issuance of long-term debt gross of $14.3 million of debt issuance costs associated with the Acquisition by Rhône Capital. During 2008, we drew on the revolving credit facility under our First Lien Credit Agreement to fund working capital needs, in particular to increase our cash reserves in response to the global credit crisis in the fourth quarter. During 2008, we permanently reduced our outstanding debt balance under our First Lien Credit Agreement by $16.5 million, including a payment of 50% of the excess cash flow from the prior year as required by our First Lien Credit Agreement, compared to $1.9 million in 2007 of scheduled debt payments.

Source of Liquidity

We anticipate that operating cash flow, together with available borrowings under the revolving credit facility under our First Lien Credit Agreement, will be sufficient to meet our working capital requirements, fund strategic growth initiatives and capital expenditures, and service our debt obligations for at least the next 12 months. We have available to us $60 million under the revolving credit facility under our First Lien Credit Agreement, on which we had no borrowings at December 31, 2009. Under the terms of our credit agreements we are subject to certain financial covenants, including maintenance of a minimum interest rate coverage ratio, a maximum leverage ratio and a maximum consolidated capital expenditure amount. We are required to maintain a fiscal quarter end interest coverage ratio and a fiscal quarter end leverage ratio as illustrated in the table below. The maximum consolidated capital expenditure amount, as defined in the First Lien Credit Agreement, permitted for 2010 is $32 million and $35 million in 2011 and thereafter; our credit agreements allow a 50% carryover of any unspent amounts at year-end to be applied to the following year’s maximum consolidated capital expenditure. As of December 31, 2009, our interest coverage ratio was 3.73 and our leverage ratio was 3.32, which were in compliance with the applicable financial ratios and the other covenants contained in our credit agreements. The ratio limits for future periods are as follows:

	Interest
	Coverage	Leverage
Term	Ratio(1)	Ratio(2)

September 30, 2007 — March 30, 2010	2.00	5.50
March 31, 2010 — March 30, 2011	2.25	4.50
March 31, 2011 and thereafter	2.50	4.00

(1)	Our interest coverage ratio must exceed the amounts illustrated above for the periods shown.

(2)	Our leverage ratio must not exceed the amounts illustrated above for the periods shown.

For more information about our outstanding indebtedness and our available borrowings under our credit agreements see “Description of Our Indebtedness”.

Capital Expenditures

Our capital expenditure program is a key component of our long-term strategy. This program includes, among other things, maintenance, performance improvement and cost reduction initiatives and environmental, health and safety spending, but excludes our investment in our new ERP system.

We have historically split investment between maintenance and expansion-type capital expenditure activities. Maintenance includes planned and unplanned maintenance and environmental, health and safety spending and expansion includes cost reduction, performance improvement and capacity enhancement spending. In accordance with our accounting policy, expenditures for major repairs and improvements are capitalized because they extend the useful lives of the assets, whereas normal repairs and maintenance are expensed as incurred.

The following table presents maintenance and expansion expenditures incurred.

	Successor	Successor	Combined	Successor	Predecessor
				March 1,	January 1,
			(Non-GAAP)	2007	2007
	Year Ended	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007	2007
	(dollars in thousands)

Major maintenance	$10,671	$21,469	$21,333	$17,065	$4,268
Expansion	12,322	13,250	1,513	1,183	330

Total capital expenditures	$22,993	$34,719	$22,846	$18,248	$4,598

During 2009, we closely managed our capital spending in response to the weak economic environment. Despite this environment, we continued to invest in the capacity expansion at our Savannah, Georgia manufacturing facility and spent $10.5 million and $8.7 million in 2009 and 2008, respectively. This capacity expansion was part of our realignment initiative, and the partial closure of our Valdosta, Georgia manufacturing facility. We expect our capitalized maintenance expenditures to increase in 2010 from reduced levels in 2009, to approximately $20 million, then decline thereafter to a more normalized annualized trend line of approximately $15 million, consistent with fewer manufacturing facility sites than we have had in recent years. We estimate our 2010 expansion capital to be approximately $2 million.

Contractual Obligations and Commercial Commitments

Our principal outstanding contractual obligations relate to the debt under our credit agreements and related interest expense, and operating leases on certain facilities. The following table sets forth our long-term contractual cash obligations as of December 31, 2009:

	Years ending December 31,
	Total(1)	2010	2011	2012	2013	2014	Thereafter
	(dollars in thousands)

First Lien Credit Agreement	$218,543	$3,360	$2,460	$2,460	$210,263	$—	$—
Second Lien Credit Agreement	115,498	—	—	—	—	115,498	—
Other loans(2)	717	575	142	—	—	—	—
Interest expense(3)	58,875	15,356	16,419	15,095	9,950	2,055	—
Payments on interest rate swaps(4)	2,840	2,983	(73)	(70)	—	—	—
Operating leases(5)	33,562	9,842	8,708	4,046	3,743	3,691	3,532
Capital lease(6)	4,095	299	324	341	360	379	2,392
Post retirement benefits(7)	4,117	4,117	—	—	—	—	—
Natural gas forward contracts(8)	4,378	4,378	—	—	—	—	—

Total contractual obligations	$442,625	$40,910	$27,980	$21,872	$224,316	$121,623	$5,924

(1)	The $60 million revolving credit facility under our First Lien Credit Agreement was not included in the table above as there was no outstanding balance at December 31, 2009.

(2)	Other loans primarily relate to the fixed rate debt assumed in our acquisition of Abieta in 2009.

(3)	The LIBOR and Euribor rates assumed for future interest payments on our floating rate debt resulted in average interest rates including the spread between 4.70% and 4.20%, respectively, for all future periods presented. Amounts presented are representative of estimated cash payments and do not include amortization of debt issuance costs or other accruals.

(4)	Payments on interest rate swaps are based on mark-to-market calculations at year-end, based on the expected rates over the term of the swap agreements.

(5)	Operating leases include various operating leases and other rent payments.

(6)	Capital leases primarily relate to our office building lease for our Almere, The Netherlands location that includes executive, administrative and research and development functions.

(7)	Liabilities for post retirement benefits relate to our foreign and domestic defined benefit and retirement pension plans for the following plan year. As of December 31, 2009, our recorded liability for the U.S. and Non-U.S. pension, early retirement and jubilee plans was $15.5 million. The table above includes contributions we expect to make to the plans in 2010. Contributions for years beyond 2010 were excluded from the table above since we cannot reasonably make estimates of the timing of future payments.

(8)	Amounts due in 2010 are based on fixed volume and average fixed price of natural gas forward contracts outstanding at December 31, 2009.

Uncertainty in Income Taxes.  As of December 31, 2009, net unrecognized tax benefits totalled $0.4 million, which are excluded from the table above since we cannot make reasonably reliable estimates of the timing of future payments.

Raw Materials.  We have long-term supply contracts with International Paper pursuant to which they agreed to sell to us, and we agreed to purchase from them, all of the CTO and CST produced at their existing U.S. paper mills. We also have the option to purchase all of the CTO and CST produced at International Paper’s future paper mills worldwide. These contracts provided us with approximately 27% of our global CTO requirements and 41% of our global CST requirements in 2009, and CTO and CST accounted for approximately 68% and 3% of our annual raw material costs, respectively. We also maintain long-standing relationships with other major suppliers in the United States and Europe.

Pension Plans.  We sponsor various pension plans worldwide that are underfunded and require significant cash payments. For example, in 2009, we contributed $4.5 million to our pension plans and, in 2008, we contributed $2.7 million to our pension plans. We are expected to contribute at least $4.1 million to our pension plans in 2010. We may also opt to make additional voluntary contributions to various pension plans worldwide in 2010. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be even higher than we expect. For example, the combined asset value of funded pension plans worldwide was $47.6 million as of December 31, 2009. We expect to earn a 5.9% investment return on our pension assets. In the event actual investment returns are 1% lower than expected for one year, we expect our long-term cash requirements to increase by $0.5 million. As of December 31, 2009, our worldwide pension plans were underfunded by $14.8 million (based on the actuarial assumptions consistent with GAAP).

Other Contingencies

We had no material operating expenditures for environmental fines, penalties, government imposed remedial or corrective actions during the years ended December 31, 2009, 2008 or 2007.

We are party to various lawsuits, claims and contingent liabilities arising from the conduct of our business; however, these matters are not expected to have a material adverse effect on our consolidated results of operations, cash flows or financial position.

Off-Balance Sheet Arrangements

We use natural gas in our production processes and, as a result, we are exposed to commodity price risk. To offset the impact of price changes, we enter into forward purchase contracts that require our contract counterparties to deliver natural gas to us at the contract maturity dates. As a result of the requirements of counterparties to physically deliver the gas to us at the settlement date, these contracts do not qualify as derivatives for financial reporting purposes.

These contracts help us to partially fix the price of natural gas that we use in production which offsets adverse changes in natural gas price movements. The remaining term of our contracts range from one month to approximately twelve months.

We are exposed to the risk that our forward purchase contract counterparties will not deliver the contractual amounts of natural gas due under these arrangements. We monitor this credit risk, in part, by tracking the credit standings of contract counterparties and we reduce the risk of counterparty credit risk by using multiple contract parties.

We make monthly accruals based on estimated volumes of gas consumed during the month and a blended average rate that takes into account the contract price and current market prices for volumes that are not fixed as the gas is consumed. Total purchases of natural gas, including amounts purchased under fixed-price forward contracts, for 2009 and 2008 were $23.1 million and $32.3 million, respectively, and our expenses were $24.0 million and $36.5 million, respectively.

Natural gas supplies are volatile and, historically, the amount of exploration, drilling and production changes whenever significant price changes occur. As a result of the recent global economic decline, worldwide natural gas usage has declined. Moreover, during 2009 additional supplies have been discovered and better production techniques, such as shale extraction, principally occurring in the United States have improved yields and led to further supply increases. As a result, natural gas prices during 2009 declined approximately 22%.

The availability of natural gas is critical to our production capacity and any supply disruptions would adversely impact our ability to produce our products and meet our customers’ needs. In the event of a supply disruption or severe price increase of natural gas, we may substitute liquid petroleum, or internally produced renewable energy to satisfy a portion of our needs.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to certain market risks as part of our ongoing business operations. Primary exposures include changes in interest rates, as borrowings under our credit agreements will bear interest at floating rates based on LIBOR, Euribor or the base rate, plus an applicable borrowing margin. For floating-rate debt, interest rate changes generally impact our earnings and cash flows, assuming other factors are held constant.

At December 31, 2009, we had $0.7 million principal amount of fixed-rate debt and $334.0 million of floating-rate debt outstanding. An interest rate increase of one percentage point would cause an increase to cash interest expense relating to our floating rate debt under our credit agreements of approximately $3.3 million per year.

We use interest rate swaps to manage the risks associated with variable-rate instruments. As of December 31, 2009, we had two interest rate swaps outstanding with an aggregate notional amount of $225.0 million, which represented approximately 67% of our floating rate term loan borrowings as of such date. In addition, we have an interest rate cap and an interest rate swap that became effective February 26, 2010 with an aggregate notional amount of $254.5 million. Details of our interest rate swaps and caps are as follows:

•	An interest rate swap with a total notional amount of $165.0 million that fixes the interest rate for a corresponding amount of term loan borrowings under our credit agreements at 4.825%, which expired on February 26, 2010.

•	An interest rate swap with a total notional amount of €40.0 million that fixes the interest rate for a corresponding amount of term loan borrowings under our First Lien Credit Agreement at 3.998%, which expired on February 26, 2010.

•	An interest rate cap with a total notional amount of $175.0 million that became effective February 26, 2010 and that caps the interest rate for a corresponding amount of term loan borrowings under our credit agreements at 3.0%, expiring on February 28, 2012.

•	An interest rate swap with a total notional amount of €53.0 million that became effective February 26, 2010 that fixes the interest rate for a corresponding amount of term loan borrowings under our First Lien Credit Agreement at 2.125%, expiring on February 28, 2012.

Since these contracts have not been designated by our management as accounting hedges for financial reporting purposes, we report the swap contracts as derivatives in our balance sheet at their fair values and any changes in fair value are reported in our earnings. We use dealer quotations that are based on active markets to measure fair values.

Foreign Currency Risk

We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the reporting currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars, our reporting currency, for inclusion in our consolidated financial statements. In recent years, exchange rates between these currencies and U.S. dollars have fluctuated significantly and may do so in the future. Approximately, half of our net sales and costs are denominated in U.S. dollars. We also have net sales and costs denominated in Euros, Swedish Kronor and British Pound Sterling.

Our Euro-denominated debt under our First Lien Credit Agreement is not hedged for accounting purposes. Changes in the foreign exchange rate would impact the Swedish Kronor carrying value of this unhedged long-term debt, as well as our interest expense and earnings per share on a full-year bases, as follows:

	EUR change in carrying		EUR change in Annual
Change in	value of Long-term Debt		Interest Expense
EUR vs SEK	EUR	USD(1)	EUR	USD(1)

€0.5	€3.3	$4.6	€0.1	$0.2
1.0	6.9	9.6	0.3	0.4
1.5	10.9	15.2	0.4	0.6
2.0	15.4	21.5	0.6	0.9

(1)	The rate used to calculate the U.S. dollar impact of the changes was $1.4/€, which is the forecasted exchange rate used in our 2010 budget.

Credit Risk

Our customers are diversified by industry and geography with approximately 1,000 customers in approximately 80 countries worldwide and our receivables are not concentrated with any customer. The recent global economic downturn may affect our overall credit risk. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement or establishing credit limits and we monitor the appropriateness of those limits on an ongoing basis. We also obtain cash, letters of credit or other acceptable forms of security from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the contractual terms and conditions applicable to each transaction.

Commodity Price Risk

Our results of operations are directly affected by the cost of our raw materials, particularly CTO and CST. Raw materials accounted for approximately 60% of our costs of goods sold in 2009, and, accordingly, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers.

Energy purchases constituted approximately 8% of our cost of goods sold in 2009. Increases in energy costs, unless passed on to our customers, would adversely affect our results of operations. In addition, rising energy costs may increase our raw material costs. If energy prices increase significantly, our business or results of operations may be adversely affected. In addition, rising energy costs negatively impact our customers and the demand for our products. These risks will be heightened if our customers or production facilities are in locations experiencing severe energy shortages.

As discussed above under “Off-Balance Sheet Arrangements”, we use forward purchase contracts to reduce commodity price risk on natural gas purchases. At the end of 2009, an unfavorable 10% change in commodity futures prices would have resulted in an unrealized net loss of $0.4 million.

Critical Accounting Policies

The application of accounting policies and estimates is an important process that continues to evolve as our operations change and accounting guidance is issued. We base our estimates and judgments on historical experience and on other assumptions that we believe are reasonable at the time of application. Actual results may differ from these estimates and judgments. The estimates and judgments may change over time and as more information becomes available. If actual results differ from these estimates and judgments, adjustments are made in subsequent periods to take into consideration the new information. On an ongoing basis, we evaluate our estimates.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Impairment of Long-Lived Assets

We evaluate long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or planned operating results, significant changes in the manner of use of the assets, or significant changes in our business strategies. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value based on quoted market prices or other valuation techniques. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures and raw material pricing.

Trade names, which are intangible assets determined to have indefinite lives and goodwill related to our equity interest in Arboris, LLC, are reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the intangible asset might be impaired. Fair values for trade names and goodwill are determined based on discounted cash flows.

The determination of both undiscounted and discounted cash flows requires us to make significant estimates and consider the expected course of action at the date of determination. Subsequent changes in estimated undiscounted and discounted cash flows arising from changes in anticipated actions could impact the determination of whether an impairment exists, the amount of the impairment charge recorded and whether the effects could materially impact our consolidated financial statements.

Income Taxes

We conduct operations in Finland, France, Germany, Hong Kong, Luxembourg, Mexico, The Netherlands, Russia, Singapore, Sweden, the United Kingdom and the United States. As a result, income tax amounts are reflected in these consolidated financial statements for each of those jurisdictions.

We account for income taxes using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities on a legal entity basis using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

Net operating losses and credit carryforwards are recorded in the event such benefits are expected to be realized. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Deferred taxes are not provided for temporary differences representing earnings of the non-Swedish entities that are intended to be permanently reinvested.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible as well as the reversal of certain deferred tax liabilities. Management also considers projected future taxable income, tax planning strategies, and other factors in making this assessment and establishing an appropriate valuation allowance. Based upon these factors, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced if expected taxable income or other factors change in future years.

As of December 31, 2009 and 2008, we had worldwide net operating loss carryforwards of $160.5 million and $149.7 million, respectively, of which $41.4 million and $36.8 million expire in varying amounts between 2017 and 2029, while the remaining $119.1 million and $112.9 million have indefinite lives based on the laws of the jurisdictions in which they were generated. We have provided valuation allowances against certain Net Operating Loss (NOL) carryforwards due to the uncertainty of their realization.

We provide liabilities for uncertain tax positions for federal, state, local and international exposures relating to periods subject to audit. The development of liabilities for uncertain tax positions for these exposures requires judgments about tax issues, potential outcomes and timing and is a subjective critical estimate. We assess our tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Pension, Early Retirement and Long-term Service Awards

We sponsor noncontributory defined benefit pension plans. We also sponsor an Early Retirement plan and Long-term Service Award plan. The actuarial determination of the projected benefit obligations and related benefit expense requires that certain assumptions be made regarding such variables as expected return on plan assets, discount rates, rates of future compensation increases, estimated future employee turnover rates and retirement dates, distribution election rates, mortality rates, retiree utilization rates for health care services and health care cost trend rates. The selection of assumptions requires considerable judgment concerning future events and has a significant impact on the amount of the obligations recorded in the consolidated balance sheets and on the amount of expense included in the consolidated statements of operations.

Capital market declines experienced during the last half of 2008 have adversely impacted the market value of investment assets used to fund our defined benefit pension plans. Future changes in plan asset returns, assumed discount rates and various other factors related to our pension and post-retirement plans will impact future pension expense and liabilities.

In selecting the discount rates, we used as our general benchmark the single discount rate equivalent to discounting the expected cash flows from each plan using the yields at each duration whenever possible or an index with duration adjustment to match the plan’s liability duration where full yield curve data is not readily available. For the U.S., the discount rate was derived based on external pension discount yield curves. For the non-U.S. plans the discount rate was derived based on the corporate bond indices and government bonds adjusted for the Company’s risk premium and the plan liability duration.

Stock-Based Awards

As part of the Acquisition, AZ Chem Investments LLC, the general partner of AZ Chem Investments Partners LP, our parent, formed AZ Chem MIV I Ltd, which we refer to as MIV I, and AZ Chem MIV II LP, which we refer to as MIV II. We refer to MIV I and MIV II together as the “MIVs”. The MIVs were created as vehicles to enable certain members of our management and board of directors to participate in the ownership of AZ Chem Investments Partners LP through equity purchases and grants of awards under our management incentive plan. Since inception, AZ Chem Investments LLC granted partnership equity interests in the MIVs to certain participants. These grants vest over five years, and the resulting compensation expense is recorded by us based on the fair value of the Company at the time of each grant. The compensation cost of grant awards made under our management incentive plan is charged to selling, general and administrative expense over the applicable periods.

Recent Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently re-assess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard is effective for financial statements, for interim or annual reporting periods, beginning after January 1, 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In April 2009, the FASB issued authoritative guidance to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with certain other pre-existing accounting standards. This guidance also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This guidance will be effective for assets or liabilities arising from contingencies in business combinations that are consummated in 2010. We do not expect this guidance to have a material effect on our consolidated financial statements.

In November 2008, the FASB issued authoritative guidance regarding the accounting for defensive intangible assets. Defensive intangible assets are assets acquired in a business combination that the acquirer (a) does not intend to use or (b) intends to use in a way other than the assets’ highest and best use as determined by an evaluation of market participant assumptions. While defensive intangible assets are not being actively used, they are likely contributing to an increase in the value of other assets owned by the acquiring entity. This guidance will require defensive intangible assets to be accounted for as separate units of accounting at the time of acquisition and the useful life of such assets would be based on the period over which the assets will directly or indirectly affect the entity’s cash flows. This guidance is to be applied prospectively for defensive intangible assets acquired on or after the beginning of 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In November 2008, the FASB issued authoritative guidance to address questions about equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests and whether the investor must separately assess its underlying share of the investee’s indefinite-lived intangible assets for impairment. This guidance will become effective for 2011. We do not expect this guidance to have a material impact on our consolidated financial statements.

INDUSTRY

Pine Chemicals Industry Overview

The pine chemicals industry refines and upgrades raw materials that are naturally derived from pine trees into specialty chemicals used in an extensive range of applications and products across diverse industrial and consumer markets. Pine chemicals are derived primarily by either refining co-products of the kraft wood pulping process used in paper manufacturing (representing approximately 60% of overall industry supply by volume) or by manually tapping individual pine trees (representing approximately 40% of overall industry supply by volume). According to ADL, the global supply for pine chemicals from all feedstocks in 2009 was approximately 2.5 million metric tonnes, with gross revenues of approximately $3 billion.

Pine trees are used as the primary raw material for kraft pulp because of the long fiber nature of the wood, which provides the strength and durability required for the paper and packaging applications in which kraft pulp is used. Due to the high quality supply of pine trees that are found in abundance in the Southeastern United States, Scandinavia and Russia, pulp and paper manufacturers have typically centered their kraft pulp manufacturing operations in these regions. Kraft pulp production in both the United States and Scandinavia is mature with growth at rates at or below GDP, but we expect the availability of CTO and CST to grow with increased kraft pulp manufacturing in Russia and, to some extent, South America.

The kraft pulping process yields as co-products two pine chemical feedstocks: crude tall oil, or CTO, and crude sulfate turpentine, or CST. The term “tall oil” is derived from the Swedish word “tallolja”, which means “pine oil”.

Products obtained by manually tapping individual pine trees are referred to as “gum” products and include gum rosin and gum turpentine. While the characteristics of CTO, CST and gum-based products vary, gum rosin is generally interchangeable for tall oil rosin, a product derived from CTO, as are gum turpentine fractions for CST fractions.

The process of manually tapping individual pine trees is labor intensive, and as such, the majority of global production of gum rosin and gum turpentine originates from emerging economies such as China and, to a lesser extent, Indonesia and Brazil. As per capita income in these economies increases over time, we believe that prices for gum rosin and gum turpentine may increase and global supply may decrease as tapping becomes less economically viable and as internal demand for such products displaces export supply. This has already occurred in other former, major gum-producing countries, such as the United States, Portugal and Spain.

CTO is refined into its primary constituent fractions: tall oil rosin, or TOR, tall oil fatty acid, or TOFA, distilled tall oil, or DTO, and tall oil pitch, or pitch. In some cases, these products are sold directly to third parties, but in many cases they are chemically upgraded via reaction with other materials into higher priced, value added specialty chemicals. The degree to which the products are processed depends on the capability of the manufacturer and market conditions.

According to ADL, the main refiners of CTO are Arizona Chemical, with annual capacity of 650,000 metric tonnes at locations in the United States and Europe, MeadWestvaco Corporation, with annual capacity of 250,000 metric tonnes at locations in the United States, Georgia-Pacific LLC with annual capacity of 120,000 metric tonnes at locations in the United States, Forchem Oy, with annual capacity of 175,000 metric tonnes at one location in Europe and Les Dérivés Résiniques et Terpéniques with annual capacity of 70,000 metric tonnes in Europe.

CST can be distilled directly into terpene monomers. The main products resulting from the refining of CST are alpha pinene, beta pinene and delta 3 carene, which are used as feedstocks in the adhesives, flavor and fragrance, polymer processing, solvents and cleaners and chewing gum resin markets.

According to ADL, global supply of CST amounted to approximately 140,000 metric tonnes in 2009, more than 90% of which was refined and approximately 5% of which was burned in pulp mills. The main refiners of CST are Arizona Chemical, Lyondell-Basell Millennium Division, International Flavors and Fragrances, Inc. and Les Dérivés Résiniques et Terpéniques, with refining capacities of approximately 37,000 metric tonnes, 40,000 metric tonnes, 25,000 metric tonnes and 20,000 metric tonnes, respectively.

The chart below illustrates the materials produced from the refining and upgrading of CTO and CST, and indicates the percentage of each material that results from the refining of CTO. These percentages can vary depending on a number of factors, including the species of the pine trees from which the CTO is derived, the time of year the pine trees were harvested, the geographic region in which the pine trees grew and, particularly with respect to DTO, the degree to which the CTO is refined.

Raw Materials	Refine	Upgrade

TOR and Rosin Resins

Rosin, such as TOR, is a chemical whose properties allow for a stronger bond between different substances. This property is commonly known as tack, and rosin is a tackifier. Rosin is primarily upgraded chemically into other products, including (i) rosin ester through a process called “esterification”, which is the reaction of the base rosin with an alcohol, (ii) disproportionated rosin through a process called “disproportionation”, which is a reaction whereby the base rosin is split into two different substances, and (iii) hydrogenated rosins through a process called “hydrogenation”, which is the reaction of the base resin with hydrogen. Rosin derivatives, which are also known as “resins”, are key ingredients in the composition of adhesives, inks, tires and roadmarkings. Resins impart attributes such as bonding strength, viscosity and drying speed for adhesive products. Resins are also a critical ingredient in inks, where they are used to enhance or control adhesion, drying speed, color development and gloss. In the roadmarking coatings market, rosin-based resins are used as binders in thermoplastic roadmarkings. Rosin derivatives are also used extensively as emulsifiers to assist in the mixing of monomer components in the manufacture of synthetic rubber.

According to ADL, total global rosin production in 2009 was approximately 1.3 million metric tonnes, approximately 70% of which was derived from gum rosin and 30% of which was derived from refining CTO.

The leading producers of TOR derivatives are Arizona Chemical, with approximately 200,000 metric tonnes of annual capacity, MeadWestvaco Corporation, with approximately 50,000 metric tonnes of annual capacity, Georgia-Pacific LLC, with approximately 30,000 metric tonnes of annual capacity in North America and Les Dérivés Résiniques et Terpéniques, with approximately 10,000 metric tonnes of annual capacity in Europe.

2009 Global Rosin Consumption by Application

TOFA and Dimer Acids

According to ADL, TOFA represented approximately 10% of the global fatty acid market in 2009, with total production of approximately 500,000 metric tonnes. Fatty acids represent approximately 3.5% of the global oils and fats market, with estimated total production of 170 million metric tonnes in 2009. Major applications for TOFA include alkyd resins for solvent-based paints, lubricity additives for low-sulfur diesel fuel, heat stabilizers for PVC and flotation agents for phosphate mining. Another important use is as a starting point for the manufacture of dimer acid, which in turn forms the basis for the manufacture of polyamide for use in adhesives, inks and coating resins. According to ADL, alkyd resins consumed approximately 40% of the global supply of TOFA in 2009, while dimers consumed approximately 20% and fuel additives consumed approximately 10%, with the remaining approximately 30% spread across many smaller applications, including lubricants.

TOFA competes with unsaturated vegetable oils and fatty acids, such as those derived from soy, linseed or sunflower. Additionally, an advantage of TOFA is the fact that TOFA experiences less price volatility than competing products as a non-food derived fatty acid, and TOFA is expected to benefit from the resistance to diverting food crops such as soybeans for industrial uses in light of recent pressure on food prices and supplies.

According to ADL, the main producers of TOFA are Arizona Chemical, with approximately 200,000 metric tonnes of annual capacity at locations in the United States and Europe, MeadWestvaco Corporation, with approximately 70,000 metric tonnes of annual capacity at locations in North America, Forchem

Oy, with approximately 60,000 metric tonnes of annual capacity at locations in Europe and Georgia-Pacific LLC, with approximately 45,000 metric tonnes of annual capacity at locations in North America.

2009 Global TOFA Consumption by Application

DTO

DTO is a specialty acid stream from the CTO distillation process that contains a mixture of TOFA and a variable percentage (typically 5-30%) of rosins. CTO refiners are able to produce variable quantities of DTO based on market demand, which ADL estimated to be 60,000 to 80,000 metric tonnes in 2009. DTO is generally sold without upgrade and is used as the basis for a variety of applications from metalworking fluids to specialty alkyds, rubber processing and oil field drilling muds. DTO is a sustainable alternative to hydrocarbon esters and is preferred in certain applications such as metalworking due to its superior performance.

According to ADL, the main producers of DTO are Arizona Chemical, with approximately 50% of global output at locations in the United States and Europe, MeadWestvaco Corporation, with approximately 20% of global output at locations in North America and Forchem Oy, with approximately 20% of global output at locations in Europe.

Pitch and Sterols

Pitch is a by-product of CTO refining and represents approximately 40% of CTO refining volume, with a global supply of approximately 650,000 metric tonnes. Pitch is used to produce fuel blends for industrial and heating applications. Additionally, sterols can be extracted from pitch for use as a raw material in high margin pharmaceutical and food additives used to reduce cholesterol absorption. Sterols typically constitute approximately 5% of total pitch by volume. Pine products have a higher concentration of sterols than vegetable oils and, unlike oil derived from soybeans, pine sterols are not considered a genetically-modified product. Demand for sterols produced from pine benefits from consumer resistance to genetically-modified food products, particularly in Europe.

According to ADL, the three companies that produce pitch-based sterols are Arizona Chemical (through its joint venture, Arboris, LLC), with approximately 5,000 metric tonnes of annual capacity, Cognis GmbH, with approximately 2,000 metric tonnes of annual capacity, and Les Dérivés Résiniques et Terpéniques, with approximately 400 metric tonnes of annual capacity.

Markets for Pine-based Chemicals

Globally, pine chemicals are sold into a wide range of different markets. We are focused primarily on six markets within which we believe we have a competitive advantage and opportunities for growth with higher margin products: (1) adhesives, (2) inks, (3) roads and construction, (4) tires and rubber, (5) consumer products and (6) renewable energy.

Adhesives Market Overview

Adhesives are generally defined as materials that bond two surfaces together. The required degree of bonding strength is dependent on the application. For instance, adhesives used in packaging or tapes and labels generally require a low bond strength while adhesives used in industrial applications such as bookbinding, furniture and woodworking, and appliance manufacturing require higher bonding strength. Certain adhesive applications such as those used in building construction and aerospace require a very high level of bonding strength and are generally referred to as structural adhesives.

The chemical composition of an adhesive is dictated by the need for particular performance characteristics, such as bonding strength, and by processing requirements, such as whether the adhesive can be applied at high temperature or needs to be workable under ambient conditions. Accordingly, there are different classes of adhesives. For example, “hot melts” are applied at high temperature and form their bonds upon cooling. “Solvent-based adhesives” are dissolved in a solvent and the adhesive bond forms when the solvent evaporates. “Water-based adhesives” are finely dispersed in water, which is evaporated to form the bond. Finally, there are many adhesive types that form their bonds by a chemical reaction taking place during hardening or “curing”, which are referred to as “reactive adhesives”.

2009 Global Tackifier Market by Chemistry	2009 Global Tackifier Market by Application
(Approximately $1.6 billion)	(Approximately $1.6 billion)

Pine chemicals are principally used as tackifiers in certain classes of industrial adhesives to confer the essential “grip” to the bonded surfaces. Their use predominates in hot melt adhesives, although they are also used in other classes such as water-based and solvent-based. Tackifiers are generally not required in reactive adhesives for structural applications because the chemical reactions create sufficiently high bond strength. Where tackifiers are used, they generally comprise between 25% and 50% of an adhesive by volume (on a solid basis), according to ADL. The remaining adhesive is composed of a polymer, which typically represents between 40% to 60% of the adhesive by volume and various additives such as waxes to control open time (the time it takes the adhesive to cool and set after application) and anti-oxidants to protect them from degradation by oxygen in the air during heating cycles.

Demand for hot melt adhesives has grown at rates above the industry average because they have low emission levels, are effective on a wide variety of surfaces, are easy to apply and therefore offer faster line speeds than other adhesive types.

According to ADL, the global demand for industrial adhesives in 2009 was approximately 13 million metric tonnes with gross revenues of approximately $45 billion. The global market for tackifiers was estimated to be 1.4 million metric tonnes, or approximately $1.6 billion, in 2009, approximately 65% of which was sourced from hydrocarbons, and approximately 35% of which was sourced from pine-derived chemicals. Of the tackifiers derived from renewable sources, ADL estimates that 85% are from upgrades of rosin (tall oil or gum-based), and the remaining 15% are from CST-based and D-limonene-based terpenes.

According to ADL, the volume of the industrial adhesives market grew on average 3-4% per year for the period from 2006 to 2008, which was driven by their increased use in developing economies. Tackifier demand grew in line with the broader industrial adhesives market. In addition to growing demand from developing economies, the use of industrial adhesives is increasing due to the following factors:

•	replacement of mechanical fasteners with adhesives in order to increase production rates, accommodate smaller and thinner devices, reduce weight, and improve strength;

•	increasing demand for pre-packaged, ready-made foods which require packaging that can withstand freezer and cooking temperatures and seals tightly to preserve freshness. Adhesive technology bonds the different packaging surfaces such as foil and plastic; and

•	increasing environmental awareness and regulatory initiatives relating to sustainable materials are increasing demand for recycled content in packaging, reduced volatile organic content, and reduced use of hydrocarbon-derived materials. We believe pine chemical-derived products are competitive alternatives.

Inks Market Overview

Inks used in large printing presses for the production of newspapers, magazines, catalogs, brochures and packaging materials are referred to as printing inks. Printing inks are composed of a pigment, or color, which is mixed with a resin in a carrier solvent which can be mineral oil, toluene, alcohol or water, depending on the printing technology. The resin acts as the binder, which is a critical component of the ink that holds the pigment to the printed surface and influences ink attributes such as gloss, drying speed, viscosity and color intensity. The solvent is used to adjust the ink viscosity for easy application and evaporates after the ink is applied. As such, the solvent also helps control drying speed.

Depending on the printing process and ink properties, ink manufacturers can select from a number of classes of binder. According to ADL, pine chemical binders constitute the largest class of binder, with an approximately 50% share of the inks market, followed by hydrocarbons, with approximately 20%, alkyds with approximately 15% and acrylics with approximately 10%. Various other types of binders make up the remainder. Gum-rosin resin has historically dominated the rosin-based printing inks market, as it has been more consistent in performance and easier to work with than available alternatives. However, pine chemical companies have pioneered the use of TOR resin as a substitute for gum products by developing these resins to be as reliable and reproducible as gum-based resins. Additionally, TOR is readily available, often in convenient molten form, whereas gum rosin generally has to be sourced in drums from Asia or Latin America. As such, ink resin producers in the United States and Europe have driven the adoption of TOR-based resin, and, according to ADL, its share of the rosin-based ink resin market is estimated to be approximately 25% today.

The printing inks market is divided into two principal areas of application: publication, including inks printed on newspapers, magazines and catalogs, which represents approximately 30% of printing inks sales, and packaging, which represents approximately 40% of printing inks sales, according to ADL. In publication, gravure and lithographic processes are the primary means of printing. Gravure is a high quality, cylindrical roller-based printing process used for high volume “upscale” magazines and catalogs. Lithography is a rigid plate-based printing process used for medium to high volume printing such as newsprint, books and directories. Printing inks based on naturally-derived resins predominate in these processes, although hydrocarbon-based resins are also used. In the packaging-market, where the flexographic process dominates, naturally-derived resins, especially fatty acid-derived polyamides, compete with hydrocarbon-based resins, specifically polyurethanes. Flexography is a flexible plate-based printing process used for the printing of flexible packaging, including wrappers, films and cartons. According to ADL, the global demand for printing inks in 2009 was approximately 4 million metric tonnes, with gross revenues of approximately $16.0 billion. The global demand for ink resin binders was approximately 1.1 million metric tonnes with gross revenues of approximately $1.5 billion.

According to ADL, the volume of the global printing inks market is expected to lag GDP growth and grow at the rate of approximately 1% annually through at least 2013. Demand for publication inks is expected to decline in developed regions due to the continued rise of electronic media. The volume of the global packaging inks-market is expected to grow at 3% per year from 2010 through 2013 to 2015, driven by demand for packaging in developed countries, while growing in line with GDP in emerging markets.

2009 Global Ink Sales by Region	2009 Global Ink Sales by Application
($16 billion)	($16 billion)

Roads and Construction Market Overview

The roads and construction market can be divided into three sub-markets: roadmarking, paving and roofing.

Roadmarking

The roadmarking sub-market consists of paints and coatings which are applied to roadways, parking lots and airstrips. Thermoplastic roadmarkings, where a resin binder is used in combination with pigments and other materials, such as glass beads, are one of the most common types of coatings. The glass beads reflect vehicle lights to make the roadmarkings more visible, and the binder holds the mixture together and distributes and suspends the pigments and glass beads in the thermoplastic. In addition to its binding properties, the binder gives the final product hardness and durability. Binders used in thermoplastic roadmarkings can be naturally-derived resins such as TOR resin and gum rosin resin, or hydrocarbon-based resins, though rosin-based resins offer superior performance to hydrocarbon-based resins due to their broad compatibility with other elements.

Additionally, the use of naturally-derived resins in roadmarkings has increased in recent years as a result of increasing demand for sustainable raw materials. Governments across Europe and parts of the United States have increasingly required the use of more sustainable materials in roadmarkings, driving demand for naturally-derived resins.

According to ADL, gross sales of roadmarkings in 2008 were approximately $1.5 billion. In 2008, thermoplastic roadmarking, with approximately $600 million in sales, constituted 40% of the-market. The primary end consumers are local and national government road authorities, with growth driven by new road construction.

Breakdown of Different Roadmarking Coating	Competing Technologies in Thermoplastic
Types ($1.5 billion)	Systems

Paving

Bitumen, a black, sticky, tar-like substance obtained as the bottom fraction in the distillation of crude oil, is commonly used as the binder in paving and roofing applications. Approximately 10% of the bitumen in the United States and Europe is modified through the addition of synthetic rubber to impart favorable attributes such as improved durability and temperature resistance. As modified bitumen is composed of multiple substances, including most commonly synthetic rubber based on styrene-butadiene-styrene (SBS) or styrene-butadiene (SB) rubber, it is often necessary to add a compatibilizer to stabilize the mixture so that it can be consistently applied. Without a compatibilizer, the bitumen and synthetic rubber can separate during storage and transport. Pine chemical resins, which are effective in combining with a wide variety of materials, can be used as the compatibilizer in modified bitumen. The use of modified bitumen is expected to grow in excess of 5% globally through 2015 as modified bitumen becomes increasingly popular relative to standard bitumen and as the sub-market requires roads and paving to last for increasingly longer periods of time.

As a result of sustained higher global oil prices, it has become economically viable for oil companies to employ higher-cost methods of crude oil distillation that improve their yields. As a result of the employment of these methods, the quality of the bitumen that remains after the crude oil is distilled has declined, and the demand for additives required to stabilize the bitumen mix, including pine chemical resins, has increased.

Another recent development in modified bitumen has been the use of recycled tires, referred to as crumb rubber due to its granular consistency, as a substitute for SBS and SB rubber in modified bitumen. Governments, particularly those in the United States, Southern Europe and China actively encourage the use of crumb rubber in modified bitumen because it is cost effective and the recycling of tires is considered environmentally friendly. However, crumb rubber is more difficult to process than new synthetic rubber and requires higher temperatures and stronger compatibilizers to prevent the mix from separating.

Roofing

In the flat roof segment of the roofing sub-market, most roofs are waterproofed with a bitumen roofing membrane. Bitumen is commonly used as an adhesive to adhere the membrane to the roof surface. There is a growing trend toward membranes sold with a self-adhesive incorporated into the product, so-called “Peel & Stick” products, which, according to ADL, represent approximately 15% of the volume in the roof membrane market. These pressure-sensitive adhesives are bitumen based and require the incorporation of a tackifier to promote adhesion to the roof. As there is a high degree of variation in the roofs for which these membranes are used, these products require a versatile tackifier.

Pine-based products are particularly effective in their versatility compared to hydrocarbon tackifiers and, as a result, are becoming the chemistry of choice for this growing range of products.

According to ADL, the global demand for flat-roof membranes in 2009 was approximately 1.2 billion square meters, with gross revenues of $4.0 billion, driven by an increasingly energy conscious society seeking to insulate homes and other buildings to conserve energy and reduce heating costs. The volume of the market for these membranes is expected to grow in line with GDP in North America and Europe and at approximately 5-10% per year in Asia from 2010 through 2013 to 2015.

Global Demand for Bitumen by Region	2009 World Bitumen Demand by Market
(Approximately $45 billion)	(120 million metric tonnes)

Tires and Rubber Market Overview

Tires

In the passenger car tire market, traditional, lower-cost, carbon black-filled tires are increasingly being replaced by high performance, silica-filled tires. Silica-filled tires have lower rolling resistance than traditional carbon black-filled tires and therefore offer better fuel economy. However, there is an inherent trade-off in tire construction between grip, rolling resistance (which dictates fuel economy) and durability. As a result, there is significant demand for enhancement additives that can increase traction in silica-filled tires without reducing durability or increasing rolling resistance. Various hydrocarbon-based resins such as alpha-methyl-styrene, or AMS, and natural-based resins such as terpene resins, can be added to modify the tread performance in order to optimize wet grip performance, fuel economy and tire life. The market penetration of silica-filled tires depends on geography. While silica-filled tires are more fuel efficient than carbon black-filled tires, they are also less durable. Consumers in Europe have shown greater demand for silica-filled tires than those in North America and Asia, reflecting traditionally higher fuel prices in Europe that encourage greater fuel efficiency. As a result, the market share of silica-filled tires in Europe is much higher at 65%, versus 30% in North America and 20% in Asia, according to ADL.

ADL estimates that the global tire market in 2008 was approximately $130 billion. The volume of the global tire market is expected to grow at 3% per year through 2015, driven by growth in developing countries. Demand for high performance, silica-filled tires is expected to increase 10% per year through 2013, driving a similar increase in the demand for enhancement additives. In 2009, the market for tread enhancement additives was approximately $80 million.

2008 Tire Market Value by Region	2008 Tire Market Value by Vehicle & Tire Type
($130 billion)	($130 billion)

Rubber

Rubber is used in tires, hoses, belts, gloves, and anti-vibration mounts in the automotive industry among other applications. Various types of synthetic rubber can be made by combining a number of different monomer building blocks. Rosin soaps are used as emulsifiers, which are a type of additive used in the polymerization step (the combining of multiple monomers) to assist in the mixing and blending of these monomers. At present, no viable alternatives to rosin-based emulsifiers exist for the manufacture of synthetic rubber.

ADL estimates that the global synthetic rubber market had a value of $17 billion in 2009, while the global market for synthetic rubber additives had an estimated value of $2 billion. Naturally-derived resins used in synthetic rubber production represented a small percentage of the market for synthetic rubber additives. The volume of the global market for synthetic rubber emulsifiers is expected to grow by 2-2.5% per year through 2015, driven primarily by tires and automotive demand.

2009 Synthetic Rubber Sales by Region	2009 Synthetic Rubber Sales by End-Use
($17 billion)	($17 billion)

Consumer Products Market Overview

A key driver today in the personal care industry is the increasing preference by consumers for sustainable and naturally-derived ingredients. Pine chemicals primarily function in this market as gellants and thickening agents in cosmetics and personal care applications in order to modify certain physical characteristics of water-based formulations. Common applications include:

•	rheology modifiers, which alter the flow and feel of the product;

•	binders, which modify liquids into cakes, sticks and other wax-like solids;

•	gelling agents, which modify liquids into hard and soft gels; and

•	protective agents, which stabilize oil-water mixtures and improve wear resistance.

Personal Care

According to ADL, growth rates in the personal care market vary between applications, with skin care and sun care growing at more than 5% per year in volume, while make-up, hair care and antiperspirants/deodorants are expected to grow at approximately 3% per year or less in volume. The volume of the market for all personal care applications is estimated to be growing at approximately 5% annually on a global basis. Naturally-derived chemicals currently represent a small proportion of the market relative to hydrocarbon-based materials. However, as a result of shifting consumer preferences, naturally-derived chemicals are expected to increase their market share.

Flavors and Fragrances

Alpha- and beta-pinene and delta 3-carene, chemicals derived from CST, are used as raw materials in the manufacture of certain aroma chemicals used in the flavors and fragrances market. Pinenes are the bases for a number of terpene-derived fragrances, and certain fragrances specifically require pinenes or similar derivatives as the aroma base. Alpha- and beta-pinene compete with analogous derivatives from gum turpentine in the flavors and fragrances market. According to ADL, terpene-derived aroma chemicals accounted for approximately 35% of the $2.6 billion aroma chemicals market in 2009, and the volume of this market is expected to grow at approximately 2.5% per year.

Renewable Energy Market Overview

Pitch, a by-product of the CTO refining process, is a suitable alternative to heavy fuel oil used in industrial manufacturing plants, industrial heating and electrical generation. Additionally, TOFA, a co-product of the CTO refining process, like many other naturally-derived oils and fatty acids, can be used as a raw material in the manufacture of bio-diesel.

In Europe, the European Union’s Directive on the Promotion of the Use of Energy from Renewable Resources established a 20% European Community-wide target for energy consumed from renewable sources by 2020, and a 10% target for energy consumed from renewable sources in the transport sector. In the United States, the 2005 Energy Policy Act established renewable fuel standards for transportation, including incentives for biodiesel, and the standards established by the U.S. Environmental Protection Agency under the National Renewable Fuel Standard Program were recently amended, as required by the Energy Independence and Security Act of 2007, to establish new specific annual volume standards for cellulosic biofuel, biomass-based diesel and advanced biofuel and to establish requirements for higher levels of total renewable fuel that must be included in transportation fuel.

The demand for both pitch and TOFA is expected to increase as a result of these and similar legislative initiatives.

BUSINESS

General

We are the world’s leading supplier of pine-based chemicals. We refine and further upgrade two primary feedstocks, crude tall oil, or CTO and crude sulfate turpentine, or CST, both of which are wood pulping co-products, into specialty chemicals. We focus our resources on six target markets that we believe offer the greatest potential for growth and in which we offer our highest value-added products. These markets are (1) adhesives, (2) inks, (3) tires and rubber, (4) roads and construction, (5) consumer products and (6) renewable energy. Our leading position in our target markets is supported by our recognized brands, including SYLVATAC®, SYLVARES®, SYLVAPRINT® and UNI-REZ®, among others. These products are complemented by a portfolio of chemical intermediates that includes tall oil rosin, or TOR, tall oil fatty acid, or TOFA, dimer acid and distilled tall oil, or DTO, which have contributed steady profit margins and stable cash flows. These products are sold into a diverse range of markets, including paints and coatings, lubricants, fuel additives, mining and oilfield, paper chemicals and polymers, among others.

The chart below illustrates the materials produced through the refining and upgrading of CTO and CST and the markets and sub-markets into which those materials are sold.

While our business is based predominantly on the refining and upgrading of CTO and CST, as shown above, we have the capacity to use both hydrocarbon-based raw materials and gum rosins where appropriate and, accordingly, are able to offer tailored solutions for our customers.

Our products and technical support enhance the value of our customers’ products by improving their performance, providing them with essential attributes, lowering costs and simplifying processes. We have cultivated longstanding relationships with leading customers in our key markets and have a history of co-developing many of our products with our customers to satisfy specific product requirements. Our innovative products and solutions help our customers replace non-renewable raw materials with more sustainable alternatives. We serve approximately 1,000 customers in more than 80 countries through our worldwide network of ten strategically located manufacturing facilities, two laboratories and four representative offices.

Transactions with Rhône Capital and International Paper

On February 28, 2007, Rhône Capital acquired a group of operating companies that comprise Arizona Chemical from International Paper. We refer to this transaction as the “Acquisition”. Since the Acquisition, the companies comprising Arizona Chemical have been subsidiaries of AZ Chem Luxembourg Holdings S.à r.l., which, before giving effect to the Reorganization described below, is also our direct parent and a wholly owned subsidiary of AZ Chem Investments Partners LP.

Prior to the completion of this offering, the Rhône Funds, held a     % limited partnership interest in AZ Chem Investments Partners LP, while International Paper held a     % limited partnership interest and AZ Chem MIV I Ltd and AZ Chem MIV II LP, which are management incentive vehicles, or MIVs, formed to facilitate investment in our company by our senior managers, collectively held a     % limited partnership interest.

The Rhône Funds and International Paper are also members of AZ Chem Investments LLC, the general partner of AZ Chem Investments Partners LP. The Rhône Funds control AZ Chem Investments LLC and therefore control us.

Corporate Structure and Reorganization

On February 12, 2010, we were organized as a Bermuda limited company.

Prior to the completion of this offering, AZ Chem Luxembourg Holdings S.à r.l. will transfer all of the equity interests in Arizona Chem Sweden Holdings AB, its wholly owned subsidiary, to us, and we will transfer all of the equity interests in Arizona Chem Sweden Holdings AB to AZ Chem Luxembourg S.à r.l., our wholly owned subsidiary. Following these transfers, AZ Chem Luxembourg Holdings S.à r.l. will dissolve, and we will be a direct, wholly owned subsidiary of AZ Chem Investments Partners LP. Additionally, prior to the completion of this offering, Arizona Chemical Ltd. will effect a          for 1 stock split. We refer to these transactions as the “Reorganization”.

The historical financial information presented herein is that of Arizona Chem Sweden Holdings AB and its predecessor prior to the Acquisition, and following the Reorganization, all of our business operations will be conducted through Arizona Chem Sweden Holdings AB and its subsidiaries.

Our principal executive offices are located at 4600 Touchton Road East, Building 100, Suite 1500, Jacksonville, Florida 32246 and at Transistorstraat 16, 1322 CE Almere, The Netherlands and our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. We can be reached by telephone at (800) 526-5294 and +(31) 36 5462 800. Our corporate website address is www.arizonachemical.com. We do not incorporate information that is on, or is accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Below is an organizational chart illustrating our corporate structure after completion of the Reorganization and before giving effect to this offering.

Key Competitive Strengths

The following competitive strengths underpin our ability to create shareholder value by driving sustainable, profitable top-line growth, improving margins and generating strong cash flow:

Leading Market Positions

We are the world’s leading supplier of pine-based chemicals. According to ADL, we are the leading global supplier of each of the following products:

•	naturally-derived resins used in adhesives, inks and roadmarking applications;

•	naturally-derived tackifier resins used in hot melt packaging and bookbinding adhesives;

•	naturally-derived tread enhancement resins for passenger car tires; and

•	pine-based, non genetically-modified sterols used in food ingredient and nutrient applications through our joint venture, Arboris, LLC.

Scope and Scale Provide Global Access

With manufacturing facilities in Finland, France, Germany, Sweden, the United States and the United Kingdom, we have the largest manufacturing capacity in the pine-based chemicals sector. Our supply chain and commercial infrastructure gives us access to global opportunities as we have the capability to reliably service an increasingly international client base. We believe we are the leading global refiner of CTO and the leading global producer of TOFA and TOR.

Advantageous Feedstock Position

We are the world’s largest buyer of CTO, and have the capacity to refine approximately 650,000 metric tonnes of CTO annually, which, according to ADL, represents approximately 40% of global CTO refining capacity. We have the ability to process a wide variety of CTO feedstocks, including lower quality CTO and BLS, a precursor to CTO that we have the ability in the United States to refine into CTO, providing us with access to a broad source of raw materials. When we refer to CTO in this prospectus, we are referring generally to CTO and BLS, together. In addition, most of our manufacturing facilities are located in close proximity to the facilities of our raw material suppliers, allowing us to procure our raw materials at a low delivered cost. Furthermore, we work directly with our suppliers at their production facilities to enhance their CTO and CST yields through technological improvements, which, in addition to maximizing our raw material supplies, improves the efficiency of our suppliers’ operations and enables us to foster strong, long-lasting relationships with them.

We have long-term supply contracts with International Paper pursuant to which they agreed to sell to us, and we agreed to purchase from them, all of the CTO and CST produced at their existing U.S. paper mills. We also have the option to purchase all of the CTO and CST produced at International Paper’s future paper mills worldwide. These contracts provided us with approximately 27% of our global CTO requirements and 41% of our global CST requirements in 2009, and CTO and CST accounted for approximately 68% and 3% of our annual raw material costs, respectively, in 2009. We also maintain long-standing relationships with other major suppliers in the United States and Europe.

Stable Customer Base with Long-Standing Relationships and Diverse End Markets

With approximately 1,000 customers in more than 80 countries, we have a broad customer base covering many diverse end-user industries, including adhesives, inks, tires and rubber, roads and construction, consumer products, renewable energy, fuel additives, coatings, lubricants and polymer additives. We have strong, long-standing relationships with our customers, and many of our products have been developed in cooperation with our customers, frequently in response to their specific needs. We believe our customers also value our reliability and global franchise which, in combination with our technical expertise, have allowed our products to become critical components of our customers’ formulations and have garnered the customer loyalty that underpins our long-standing relationships.

Commitment to Innovation

We believe that innovation and new product development are critical to meeting our customers’ needs and to generating profitable future growth. We employ over 50 scientific professionals, many of whom hold Ph.D. degrees. In the five years ended December 31, 2009, we applied for 61 U.S. patents and 18 Patent Cooperation Treaty patents.

During 2009, we instituted a structured approach to growth with dedicated cross-functional teams that are directed toward our six target markets. As part of this approach, we identify and develop new products based on our understanding of our customers’ needs and market opportunities. We utilize a portfolio management system to ensure that we are disciplined in assessing potential opportunities for new products and to allocate resources and capital in accordance with our strategic objectives and priorities.

Our track record of product innovation extends more than 80 years. Examples include:

•	adhesive tackifiers designed to enable the use of a higher amount of recycled content in packaging materials;

•	high solid adhesive dispersions for labels and tapes that allow for higher coating speeds and that lower process energy costs;

•	heat stable rheology, or HSR, ink resins that reduce formulation complexity for ink manufacturers while improving press performance;

•	tire tread resins that promote wet grip, fuel economy and tire life;

•	fuel lubricity improvers that ensure low sulfur targets for diesel fuel can be met; and

•	emulsions and clear gels for skin and sun care applications.

Improving Profit Margins

Our market leading position, together with the importance of our portfolio to our customer base, our value pricing and our ability to shift production and manage costs have enabled us to generate improving profit margins across diverse macroeconomic environments. Despite rapidly changing raw material, energy and freight costs in recent years, as well as the difficult economic environment that affected the chemicals industry in late 2008 and into 2009, we have been successful at increasing our Adjusted EBITDA and margins, as illustrated in the chart below.

			Combined
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
		(dollars in thousands)
			(Non-GAAP)

Net income (loss)	$12,098	$(26,559)	$(23,605)
Gross Margins	15.7%	13.3%	11.7%
Adjusted EBITDA	$93,859	$92,723	$66,898
Adjusted EBITDA margins	12.2%	9.3%	7.8%

For a definition of Adjusted EBITDA, a description of our use of Adjusted EBITDA as a measure of operating performance and a reconciliation of Adjusted EBITDA to net income, as well as an explanation of our use of combined financial information for the year ended December 31, 2007, see “Summary Selected Historical Consolidated Financial Information and Other Data”.

Experienced and Proven Management Team with Significant Equity Interest

We have a highly motivated management team with an average of more than 25 years of experience, combining a core of pine-based chemical veterans with specialty chemicals experts from outside the pine chemicals industry. Our management team has instilled a shareholder-value-based culture throughout our organization, successfully implemented leading productivity practices and reinvigorated new product development. Through the MIVs, our management has a significant investment in AZ Chem Investments Partners LP, our parent.

Ability to Satisfy Increasing Demand for Sustainable Raw Materials

Our products are based on naturally-derived, renewable raw materials and, as such, we are well placed to benefit from consumer-driven demand for sustainable alternatives to existing hydrocarbon-based products. In conjunction with our focus on innovation, we expect to leverage the sustainable characteristics of our product range in developing new market opportunities for our products. For example, we expect that the sustainable nature of our gellants and other personal care products will be an increasingly attractive feature in the skin care and cosmetics markets.

Our Business Strategy

Building on our competitive strengths, set forth below are the four key elements to our business strategy.

Organic Growth Through Market Understanding and Development

Building upon our strength in technological innovation, we focus our research and development efforts on opportunities that address the needs of our customers as well as enhance our profitability and growth profile. We look for opportunities in new applications, new products and new markets. For example, we are developing new personal care applications for our polymeric gellant technology that we believe present improved margin opportunities. Additionally, our HSR ink resin products provide better performance at a lower cost relative to products historically used in “sheet-fed” printing applications, and we have begun to market our HSR ink resin products for use in these applications, which we believe also offer us improved margin opportunities. Other innovations include extra-light color rosin esters for adhesive packaging applications, high solid adhesive dispersions and tire tread enhancement additives. In relation to new market opportunities, we are presently developing compatibilizers for modified bitumen applications, which will enable customers to produce stable, long-lasting synthetic rubber modified bitumen with higher sustainable material content. Products we have developed in the last five years generated approximately 10% of our net sales in 2009.

During 2009, we spent approximately 1% of our annual net sales on research and development efforts, and we plan to double our research and development and marketing resources and related spending within the next three years. In addition to internal research and development, we expect to expand our product offerings through select licensing and/or purchasing of new formulations, technology and products from third parties, and we intend to fund select capital expenditure opportunities where we can expand capacity in high growth, high margin areas, or reduce costs, for an appropriate return on investment.

Geographical Expansion into BRIC Countries

We expect to continue to serve our existing global customers as they expand their businesses in emerging countries, such as Brazil, Russia, India and China and to target new customers in these regions. In 2009, 2.7% of our net sales were generated in these four countries, and we believe there are significant opportunities to expand our business in these and other emerging economies. We plan to manage our expansion into emerging markets by adding sales and marketing, technical service and other development related personnel, followed by further infrastructure expansion as our sales opportunities in these markets increase.

Active Management of our Business and Asset Portfolio

We plan to accelerate profitable growth through selected acquisitions of companies and/or assets that focus on our six target markets or on high value niche applications and that complement our current product offerings and capabilities. For example, in February 2009, we acquired Abieta Chemie GmbH, a company located in Gersthofen, Germany that specializes in natural resin products. This acquisition strengthened our position in the tire and rubber market and secured access for us to new products and technology that can be leveraged in other strategic markets.

Productivity Improvement Program

We have a history of implementing programs that have driven significant costs out of our business. We expect to continue to expand our successful productivity improvement initiatives by pursuing operational efficiencies, optimizing available technologies, maintaining a lean organizational structure, further reducing fixed costs, capitalizing on our global procurement organization, rationalizing capacity and efficiently managing capital spending. We intend to take advantage of the enhanced flow of information from the implementation of a new SAP global enterprise resource planning system in the first half of 2010 to further our efforts to improve our margins, drive cost productivity and generate additional cost savings.

Our Markets

The following chart presents the percentage of our net sales attributable to our six target markets and our portfolio of chemical intermediaries.

Arizona Chemical’s 2009 Net Sales $767.5 million

Adhesives

We are a leading global supplier of tackifiers to the adhesives industry and the world’s largest producer of tackifier resins from renewable resources. According to ADL, our share of the approximately $1.6 billion global tackifiers market in 2009 was approximately 12%. Approximately 59% of our adhesives products are sold into the packaging sub-market, while another 16% are sold for use in wood and furniture and assembly adhesives. Our products are also used in bookbinding, hygiene, non-woven, pressure-sensitive and transportation adhesives. In 2009, approximately 95% of our adhesives revenue was generated from sales for use in industrial manufacturing applications, while the remainder was generated from sales for use in consumer applications.

We currently offer a broad range of products to service our target adhesives sub-markets, including rosin-based tackifiers for packaging and pressure-sensitive adhesive applications, terpene-based tackifiers for bookbinding, hygiene and pressure-sensitive adhesive applications, AMS tackifiers for bookbinding and pressure-sensitive adhesive applications and hot melt polyamides for flexible packaging.

Despite the relative maturity of the adhesives market in developed regions, we see new opportunities for growth in particular sub-markets. In pressure-sensitive adhesives used for labels and tapes, hydrocarbon tackifiers are the leading technology today due to their compatibility with the polymers used in these systems. However, hydrocarbon refiners, particularly in the United States, have increasingly shifted their production away from liquid feedstocks such as naphtha toward gas feedstocks to improve margins. This feedstock shift has reduced the availability of hydrocarbon tackifier products, as resin formers required for the production of hydrocarbon tackifiers are generally derived from the liquid feedstocks. This shift is driving customers to seek more sustainable solutions such as our naturally-derived SYLVATAC®, SYLVALITE® and SYLVARES® tackifiers. We are also targeting growth in water-based applications with our AQUATAC® rosin ester dispersions. Within our AQUATAC® product range, we have developed thicker rosin ester dispersions, meaning they have lower water content, which allows our customers to run their coating machines more economically as less energy is required to extract excess water from the final adhesive.

In the hygiene sub-market, adhesives are used for non-woven applications such as diapers. At present, high-priced hydrocarbon tackifiers that are odorless and clear are the prevailing technology. We presently compete in this market with our low color and low odor styrenated terpene-based products, which we sell under the SYLVARES® and ZONATAC® trade names. However, with burgeoning demand for diapers in lower income markets, diaper producers are re-engineering their products to reduce cost. We have developed a proprietary rosin ester based tackifier and related process technology which we believe addresses odor and color concerns while also meeting our customers’ cost targets.

Our tackifiers are primarily used in hot melt adhesives, which are heavily used in the packaging sub-market. Building on the strength of our current business, we are focused on identifying high value applications in the packaging market that capitalize on our expertise in developing new products that facilitate bonding between surfaces that don’t adhere easily. Further, to address requirements in the flexible packaging market, we are in the process of developing tackifiers for use in flexible packaging that can withstand freezer and cooking temperatures and that seal tightly to create an oxygen barrier. Our expertise in adhesives and inks is a competitive advantage in developing flexible packaging solutions.

Across all adhesive sub-markets, our products allow our customers to significantly improve the sustainability of their adhesive systems and reduce the impact of their products on the environment, while maintaining the performance the industry demands. In the construction market, we believe that the trend toward “green” buildings, together with a legislative push for the reduction of volatile organic content, or VOC, and improved air quality, is likely to create further opportunities for our tackifiers. Our tackifiers are particularly effective in hot melt adhesives, which are a low VOC alternative to high VOC solvent-based adhesives.

As our customers expand into developing regions, they are seeking local support from suppliers with whom they have had a long and successful relationship. We are strategically deploying resources to these regions using either internal resources, co-supplier relationships, partnerships, joint ventures or acquisitions.

Approximately 25%, 24% and 27% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the adhesives market. These products include:

Rosin-Based Tackifiers.  Our SYLVATAC® and SYLVALITE® rosin ester tackifiers are particularly effective in hot melt adhesives and for bonding surfaces that are difficult to bond, such as highly-recycled packaging materials. We also offer a range of rosin ester dispersions under the AQUATAC® trade name, for use in water-based adhesive applications such as paper labels.

Terpene-Based Tackifiers.  Our range of terpene phenol, styrenated terpene and polyterpene resins, which we market under the SYLVARES® and ZONATAC® trade names, offer broad polymer compatibility, which allows our customers to develop and manufacture adhesives that bond to a wide variety of plastic surfaces. Our products are also used because they offer certain “in-service” performance requirements such as low odor, clear color, heat and chemical resistance, and can be applied at low temperatures.

AMS (Pure Monomer) Tackifiers.  Supplementing our range of tackifiers based on renewable resources are tackifiers based on alpha-methyl-styrene, or AMS, a hydrocarbon. Our tackifiers based on this monomer, which we also market under the SYLVARES® trade name, are almost water-white and adhere well to difficult to bond materials. There are only two other significant producers of AMS tackifiers and our range of AMS phenolics, which are used in high-end applications, is unique.

Hot Melt Polyamides.  Our UNI-REZ® thermoplastic polyamide adhesives are distinct within our range of offerings in that they are finished, end-use adhesives, rather than tackifiers. They bond to a wide variety of substrates and offer outstanding resistance to chemicals and oils.

Inks

We are a major supplier of ink resins for use in publication and packaging to many of the world’s leading printing ink companies. According to ADL, we had approximately 6% of the approximately $1.5 billion global ink resin binders market in 2009.

The use of electronic media in preference to paper is rising, which is putting negative pressure on the publication sub-market, while the use of packaging continues to grow due to rising incomes and globalization. In that context, our strategy is to maintain our traditional lithographic and gravure ink resin business in the publication sub-market under our SYLVAPRINT® trade name, while growing our presence in the flexible packaging sub-market, where we currently produce polyamide ink resins under the UNI-REZ® trade name.

We are working to develop new technologies and new pine-based chemistries to address the changing requirements for flexible packaging materials, including higher regulatory requirements associated with food contact legislation and the desire to move to more renewable and recyclable materials. We believe that we can bring together our portfolio of sustainable chemistries, our knowledge of both inks and adhesives, and our technical understanding to develop new products for this market. We have a dedicated team charged with defining and developing opportunities in flexible packaging.

In the publication sub-market, our focus is on leveraging our proprietary SYLVAPRINT HSR® technology, which provides enhanced ink performance in lithographic printing. This product improves the ability of ink to adhere to paper, which reduces the need for gellants and therefore lowers costs for our customers. We are working to promote acceptance of this new technology both with customers, and with their customers.

Approximately 11%, 12% and 15% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the inks market. These products include:

Phenolic Rosin Esters.  Our range of SYLVAPRINT® phenolic rosin esters are used in lithographic (offset) and publication gravure inks and confer beneficial attributes such as enhanced adhesion, high gloss, improved drying speed, viscosity and color intensity to our customers’ ink products. We also offer these resins pre-mixed in mineral oil to save our customers time and reduce their energy usage.

Solution Metal Resinates.  SYLVAPRINT® solution metal resinates are used in the high volume commercial printing market. These resins are used in inks for publication gravure, which is used for high quality, large print run applications such as catalogs and magazines.

Polyamides.  UNI-REZ® ink polyamides are resins used in inks for flexible packaging such as bread bags, shrink sleeve labels, high end lamination and snack food packaging.

Ink Solvents.  SYLVAPRINT® ink solvents are esters of fatty acids and are used primarily in specialty applications such as vegetable oil-based “sheet-fed” printing to improve the solvency power of the vegetable oils, such as those derived from soy or linseed.

Tires and Rubber

We are a leading supplier of tread enhancement resins and additives from renewable resources to the global tires and rubber industry, and, according to ADL, we had approximately 34% of the approximately $80 million global tire tread enhancement additive market in 2009.

We have grown our business in tire tread enhancement additives over the last five years under our SYLVARES® trade name. Tire tread enhancement additives seek to improve tire life, fuel economy and grip. Our current sales are based on our first generation tread enhancement technology, which is produced using both renewable resources (polyterpenes based on D-limonene) and hydrocarbons (AMS pure monomer resins). We have also developed second generation resin technology for which we own the intellectual property rights and have filed a patent application. Through this technology, we intend to capture an increased share of the growing market and expand our global customer base.

We are also developing rosin-based tackifiers to improve the manufacturing efficiency of tires during the assembly stage. We have filed a patent application for this product and expect to achieve our first sales in the first half of 2010.

In the rubber market, our acquisition of Abieta Chemie GmbH in February 2009 has expanded our geographical presence and made us the leading supplier of rosin soap-based emulsifiers, which we sell under the ABIETA® and SYLVAROS® trade names. These products are used as process control agents for the polymerization of unsaturated hydrocarbons in the manufacture of synthetic rubber, which are used in the manufacture of tires, as well as industrial rubber applications such as conveyor belts and the manufacture of polymers used in the automotive industry for vehicle interiors.

Approximately 8%, 4% and 4% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the tires and rubber market. These products include:

Polyterpenes.  SYLVARES® polyterpenes are used as tire tread enhancement additives to improve the combination of wet grip, fuel economy and tire life. They are based primarily on D-limonene, a co-product of citrus fruit farming.

Disproportionated and Non-Disproportionated Rosins Soaps.  Our SYLVAROS® rosin soaps products, which we have substantially expanded following our acquisition of Abieta, are used as emulsifiers in rubber polymerization. We use both tall oil and gum rosin in the manufacture of these products.

AMS Resins.  SYLVARES® AMS resins are tire tread enhancement additives which improve wet grip, fuel economy and tire life. They are based on AMS, a hydrocarbon.

Roads and Construction

We are a major supplier of thermoplastic roadmarking resins in the United States, Europe and the Middle East and, according to ADL, we had an estimated 6% share of the approximately $600 million global market for thermoplastic roadmarking resins in 2009. We believe there are future opportunities to supply fatty acids and tackifier resins for bitumen applications in roofing and paving.

Our current presence is predominantly in the roadmarking sub-market where we produce rosin-based binders for thermoplastic coatings under the SYLVATAC® and SYLVACOAT® trade names. However, we are also exploring growth opportunities in the paving and roofing sub-markets where consistent with our business strategy.

In roadmarking, we have successfully grown our business as the use of thermoplastic coatings has increased. Thermoplastic coatings offer extended service life compared to alternatives such as paint, and are increasingly used in the growing “anti-skid” surface market for speed abatement. Further they offer improved retro-reflectivity which promotes road safety. Rosin-based binders have taken a larger share of the growth in thermoplastic coatings, as their availability and price have been more stable than hydrocarbon binders.

Our chemistries have a high affinity to rubber and a strong similarity to bitumen. We are seeking to leverage our understanding of this technology to develop new products for the paving and roofing sub-markets. For instance, in paving, we are developing bitumen compatibilizers. Demand for compatibilizers is growing due to the declining quality of bitumen feedstocks and the need to augment performance through the addition of polymers such as synthetic rubber.

Another growth initiative is in crumb rubber modified paving. We have identified a strong need to stabilize crumb rubber blends for a longer period of time to enable even more widespread usage. We are currently developing a compatibilizer system which will allow our customers to create a paving mix at central terminals for transportation, rather than mixing products at the paving location, and have identified customers for co-product development during 2010.

We are also developing new products for the bitumen roofing sub-market. As “Peel and Stick” technology continues to penetrate the market, there is an opportunity to develop adhesives which have an improved ability to bond with humid substrates and which can be applied at lower temperatures. Our objective is to develop an effective adhesive system together with selected customers that will utilize our tackifier technology.

The use of renewable materials such as pine chemicals is also a significant driver for further growth. We are planning to increase our marketing efforts in order to promote the environmentally sustainable nature of our products to national highway agencies, municipalities, roadmarking manufacturers and contractors.

Approximately 6%, 5% and 4% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the roads and construction market. These products include:

Rosin Esters and Insoluble Maleics.  We are the leading supplier of rosin derivatives used in thermoplastic pavement markings, which we sell under the SYLVATAC® and SYLVACOAT® trade names. Our products improve reflectivity and durability of the coating through their strong adhesion to glass beads, while imparting excellent resistance to oil and gasoline.

Hot Melt Polyamides.  Hot melt polyamides are utilized in pre-formed pavement graphics. Hot melt polyamides are higher value products, which offer ease of application and durability to formulators.

Consumer Products

In the consumer products market we sell a diverse range of raw materials and ingredients for the formulation of consumer products used in the personal care, home care, industrial cleaning and food ingredients sub-markets.

Approximately 5%, 3% and 4% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the consumer products market. These products include:

Alpha Pinene and Beta Pinene.  Sold under the SYLVAPINE® trade name, our pinene products are used as building blocks in the manufacture of fragrances, camphor, perfumes, terpineol, terpene resin derivatives and insecticides. They are also used in the institutional and industrial market as cleaners, solvents and disinfectants.

Sterols.  Sterols are high margin pharmaceutical and food additives used to reduce cholesterol absorption and are produced through the upgrading of pitch. Unlike soy-based sterols with which they compete, pine-based sterols are not considered a genetically modified product. We have a 10% interest in Arboris, LLC, a joint venture that manufactures sterols from pitch that we supply to it. We have the right to acquire an additional 30% interest in Arboris.

Specialty Polymeric Gellants.  Specialty polymeric gellants are bio-renewable, polyamide polymers used to impart structure, rheology, film forming and wear resistance to a variety of products formulated for the personal care and consumer products markets. They are sold under the SYLVACLEAR®, SYLVAGEL® and UNICLEAR® trade names. Personal care applications include the enhancement of gloss and wear for mascara, gel bases for lipsticks, waterproofing agents and film formers in lotions and SPF boosters for sunscreens. In home care applications they are used to solidify fragrances for lavatory rim blocks and small space air fresheners, gel mineral oil in clear candles and to impart a gel rheology in retail degreasers.

Immobilized Functional Oils (IFO).  Immobilized functional oil, or IFO, technology allows a wide range of organic liquids to be solidified into temperature resistant, robust, three dimensional objects. This new technology is currently being sold in the automotive air freshener market in the United States and Europe. It is under customer evaluation for use in applications as diverse as pesticide delivery through collars and tags for household and farm animals, laundry care fragrance retention and as a delivery system for the active ingredients in sun and skin care products.

Renewable Energy

As a result of governmental mandated targets for the reduction of greenhouse gas emissions and dependency on fossil fuels, and the incentives legislatures have implemented or which we expect legislatures will implement to reach these targets, we expect that demand for renewable sources of energy will continue to increase in line with these governmental mandated targets. The principal legislative initiatives that we expect to impact demand for renewable sources of energy are the European Union’s Directive on the Promotion and Use of Energy from Renewable Resources in Europe and the 2005 Energy Policy Act in the United States.

For a discussion of risks legislation regarding renewable energy pose to our business, see “Risk Factors — Risks Related to Raw Materials”.

Approximately 10%, 12% and 8% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from products sold into the renewable energy market. These products include:

Pitch.  Our pitch by-product is a second generation, cellulosic biofuel that is used in municipal heating and industrial power generation. We principally sell pitch into the European biofuel market, where incentives for the use of renewable sources of energy are more developed than in the United States. As described below under “— Sources and Availability of Raw Materials”, we also maintain agreements with our raw material suppliers in Europe that enable us to exchange our pitch by-product for CTO.

TOFA.  In 2009, we began selling TOFA, a co-product of the CTO refining process, to a third party for conversion into second generation, cellulosic biodiesel for use as a transportation fuel.

Chemical Intermediates

We produce a portfolio of pine-based chemical intermediates that are sold into markets as diverse as paints and coatings, lubricants, fuel additives, mining and oilfield, paper chemicals and polymer additives. Under the trade names of SYLFAT®, SYLVATAL®, SYLVADYM®, UNIDYME® and CENTURY®, our bio-refinery products are utilized in these markets as key components in many finished goods.

Approximately 35%, 39% and 38% of our net sales for the years ended December 31, 2009, 2008 and 2007, respectively, were from the sale of chemical intermediates. These products include:

Tall Oil Rosins

Our SYLVAROS® tall oil rosins are used in all major rosin applications for the manufacture of resins for adhesives, inks and roadmarking, emulsifiers for rubber, size for paper and chewing gum.

Tall Oil Fatty Acid (TOFA)

According to ADL, our SYLFAT® tall oil fatty acids represent approximately 34% of the approximately 500,000 metric tonne global supply of TOFA.

•	TOFA is a key component in additives to improve the lubricity of low-sulfur diesel fuel, preventing engine fuel pump wear.

•	TOFA enables producers of phosphate and phosphoric acid to run their plants more profitably through use as a flotation reagent in apatite mining.

•	TOFA is a component in performance additives to aid the heat resistance of PVC.

•	TOFA is used in alkyd paints, primarily for decorative coatings, helping to bring durability and gloss.

Distilled Tall Oil (DTO)

According to ADL, our SYLVATAL® distilled tall oils account for approximately 24% of the approximately 70,000 metric tonne global market for DTO. DTO is primarily used as an emulsifier for metalworking fluids, where in many cases it replaces less environmentally friendly hydrocarbon-based chemicals.

Dimer Acids

Our SYLVADYM® and UNIDYME® dimer acids are used for the production of polyamide resins for epoxy coatings, flexographic inks, and high performance adhesive applications. In addition, dimer acids are building blocks in the production of corrosion inhibitors and emulsifiers for the production and recovery of petroleum and natural gas. According to ADL, we had approximately 19% of the approximately 170,000 metric tonne market for dimer acids in 2009, considering both captive and merchant consumption. Major competitors in this area include producers of dimer acid from other feedstocks such as rapeseed and cottonseed oil, and other producers of TOFA-based dimers. We are the only producer of dimer acids that is both backward-integrated to CTO and forward-integrated to polyamides.

Curing Agents

Our UNI-REZ® polyamide curing agents are used to cure (harden) epoxy resins, primarily those used in marine and protective coatings. They are based on TOFA-derived dimer.

Sources and Availability of Raw Materials

We use three primary raw materials in our operations: CTO, CST and D-limonene, which together represented 72% of our total raw material costs in 2009. When we refer to CTO in this prospectus, we are generally referring to CTO and BLS, a precursor to CTO that we have the ability in the United States to upgrade into CTO, together. Other raw materials used in our production processes include a variety of organic and inorganic chemical intermediates, including pentaerythritol, ethylene amines, phenol, alpha-methyl-styrene and gum rosin.

CTO and CST

CTO and CST are co-products of the kraft pulping process used for softwood paper manufacturing. CTO and CST represented 68% and 3%, respectively, of our total raw material costs in 2009. The majority of the world’s CTO and CST supply is located in North America and Europe, though we expect that additional supply will develop in regions such as Russia and South America. Substantially all of the global CTO and CST supply is consumed by the producers of CTO and CST or sold pursuant to long-term supply agreements, and CTO and CST are not generally available for purchase on the open market.

In connection with the Acquisition, we entered into long-term CTO and CST supply contracts pursuant to which International Paper agreed to sell to us, and we agreed to purchase from them, 100% of the CTO and CST produced at their U.S. paper mills. We also have the option to acquire CTO and CST produced at future International Paper paper mills worldwide. The purchase price for CTO is determined by reference to the price of natural gas and fuel oil, while the purchase price for CST is fixed, subject to adjustment every three years based on changes in market price. These contracts provided us with approximately 27% of our global CTO requirements and 41% of our global CST requirements in 2009, which represented approximately 50% of our North American CTO requirements and 60% of our North American CST requirements in 2009. These contracts are terminable by either party on February 28, 2027 and each anniversary thereafter, subject to a five-year notice requirement.

We also satisfy our CTO and CST requirements through short-term contracts with other major pulp and paper manufacturers in the United States, Europe and Russia. Additionally, CTO, CST and pitch, a by-product of the CTO refining process, possess inherent fuel properties and can be burned by mills for use in their operations. We maintain agreements with pulp and paper manufacturers in Europe that enable us to exchange our pitch by-products for their CTO. These agreements enable us to both maximize our CTO supply and sell our pitch by-products, while enabling our suppliers to ensure that they have adequate supplies of renewable fuel for their mills.

CTO prices in Europe are directly correlated with oil prices on a three month lag, with contract prices based on the average oil price for the previous quarter. During the 2006 to 2008 period, CTO prices in Europe steadily increased along with oil prices. Brent Crude prices averaged $65 per barrel in 2006, $72 in 2007 and $98 in 2008 after having peaked at $135 in July 2008 and ending the year at $44. The significant decline in oil prices during the fourth quarter of 2008 reduced CTO prices in the first quarter of 2009, and CTO prices continued to decline through June 2009. The average Brent Crude price for 2009 was $62 per barrel. European CTO prices are also impacted by the Euro to U.S. dollar exchange rate relevant to its impact on oil price, as well as carbon dioxide emission trading fees and supply and demand.

CTO prices in North America are driven by a mixed basket of energy prices including oil, natural gas and coal, as well as supply and demand. Energy price changes impact North American CTO prices on a longer lag than in Europe, averaging between three and six months depending on the supplier mix. During 2006, North America CTO prices increased consistently with higher energy costs, and remained relatively stable through 2008, despite higher energy prices, as a result of management of supply mix. During 2009, prices have declined along with energy prices and lower demand.

We believe we are currently well positioned to acquire the CTO and CST required for our operations.

For information regarding risks associated with our supply of CTO and CST, see “Risk Factors — Risks Related to Raw Materials”.

D-limonene

D-limonene is a by-product of the citrus industry and represented 1% of our total raw material costs in 2009. We satisfy the majority of our D-limonene requirements through purchases from several producers in Brazil, and have the ability to supplement this supply with D-limonene from Florida.

We utilize D-limonene in tire and rubber applications. Accordingly, we require a lower grade of D-limonene than other purchasers who use D-limonene in flavor and fragrance applications.

The supply of D-limonene may be affected by seasonal changes and weather, such as hurricanes or other disruptive weather patterns. If the supply of higher-grade D-limonene, such as that produced in Florida, is reduced as a result of such a disruption, the price of the lower-grade D-limonene we purchase from Brazil will generally increase as a result of the reduced supply.

Competition

We compete with a number of other pine chemical manufacturers, including refiners of CTO and CST, such as Meadwestvaco Corporation and Georgia-Pacific LLC in North America and Forchem Oy and Les Dérivés Résiniques et Terpéniques in Europe and companies that process gum rosin, including Hexion Specialty Chemicals, Inc. Depending on the market into which we are selling, we also compete with companies that refine and upgrade hydrocarbons and vegetable oil. Our hydrocarbon-based competitors include ExxonMobil and Eastman, and our vegetable oil-based competitors include Cognis GmbH, Croda International Plc, Oleon N.V. and Procter & Gamble, Chemicals Division.

In the adhesives and inks markets, our TOR-based resin products compete against gum-rosin and hydrocarbon-based resins. In particular, several of our hydrocarbon-based competitors produce metallocene polymers that directly compete with our tackifier resins for use in hot melt packaging adhesives.

In the tires and rubber market, where we market our SYLVARES® tire tread enhancement additives that optimize wet grip performance, fuel economy and tire life, several of our competitors offer hydrocarbon and terpene-based alternatives.

In each of our target markets, we compete on the basis of a range of factors, including product quality, speed of service from order to delivery, breadth of product availability, technical support and price. We also believe our customers base their decisions on a supplier’s ability to design and produce customized products, an area which we will increasingly focus on as we execute our business strategy to develop higher margin, higher value products targeted at specific customer needs, and the environmentally sustainable nature of pine chemicals compared to hydrocarbon-based alternatives.

Marketing, Research and Development and Sales

Our marketing, research and development, and sales functions are organized to optimize our ability to develop new products and new applications based on a thorough and informed understanding of our markets and the chemistries used in our business. We have established cross-functional, market focused teams, the core of which are members of our research and development and marketing functions, supplemented by additional members from other functions such as sales, manufacturing and finance. The team members interview our customers and prospective customers to understand their needs and, by targeting our development of new products on these requirements, we create mutual value. By maintaining an ongoing dialogue with our clients throughout the product development cycle, our cross-functional teams enable us to focus our development efforts on higher value products and applications.

We currently have six cross-functional teams, one working in each of our six target markets: adhesives, inks (for flexible packaging), tires and rubber, roads and construction, consumer products and renewable energy.

Marketing

Our marketing team is charged with maintaining our leadership position within existing markets and profitably expanding our presence in new markets. Our cross-functional teams are responsible for identifying unmet customer needs in our target markets, and our marketing personnel work directly with our customers and our research and development personnel to develop products and applications to meet the needs identified.

We have recently hired a director of strategic planning and growth to support our cross-functional teams and to drive these efforts.

Research and Development

We primarily conduct our research and development activities in laboratories at our facilities located in Savannah, Georgia, and Almere, The Netherlands.

Through the open and ongoing dialogue our cross-functional teams maintain with our customers, we are able to ensure that our resources are optimally utilized. We use a portfolio management system and the Stagegate® process to ensure that priority is given to the highest return projects, that we maintain an optimal mix of long and short term projects and that we appropriately balance the risk profiles of these projects. Our research and development personnel develop new products in response to customer needs and provide technical service to our customers, which enhances customer relations. Additionally, we employ process engineers who work with our research and development personnel to safely and efficiently transition products from the development phase to full-scale manufacturing, and who assist in the identification and development of new process technology and approaches. We maintain a pilot plant at our Savannah, Georgia facility to provide production scaling and to evaluate manufacturing capability during the transition from research to production.

We employ over 50 scientific professionals, many of whom hold Ph.D. degrees, who are dedicated to our research and development function. Over the past five years we have applied for 61 U.S. and 18 Patent Cooperation Treaty patents. Products that we have developed in the last five years generated approximately 10% of our net sales in 2009.

We spent $3.5 million, $4.0 million and $4.4 million for research and development for the years ended December 31, 2009, 2008 and 2007, respectively. We plan to double our research and development and marketing resources and related spending within the next three years to enable us to execute our growth strategy through the development of new products and applications.

Sales

Our sales network consists of a direct sales force covering 13 countries and a network of distributors and agents in over 50 countries. Our sales personnel are primarily responsible for maintaining our relationship with our customer base and coordinating contact between our customers and our research and development and marketing functions. We use third-party distributors where distributors have existing platforms and the use of distributors is cost effective.

Our direct sales force, which was responsible for 93% of net sales of 2009, is highly developed in North America and Europe. We maintain sales offices in Miami, Florida, San Juan del Rio, Mexico, Singapore and St. Petersburg, Russia. Numbering 20 globally, our sales account managers have a strong practical knowledge of the markets they serve with an average of more than 10 years of experience in the relevant industry. The technical knowledge of our sales force and their close alignment with our research and development and marketing functions allow us to provide product and service options to specifically meet customers’ individual requirements.

We maintain an extensive network of distributors to serve our customers in Latin America and the Asia Pacific region. We are in the process of consolidating our distributor network to create a more effective and efficient channel to manage certain of our existing clients and products and to enable our direct sales personnel to focus on developing the high growth businesses we are targeting.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights

We rely on a variety of U.S. and non-U.S., registered and unregistered, intellectual property rights in the conduct of our business, including patents, trademarks and trade secrets. As of December 31, 2009, we held 352 granted patents (consisting of 96 U.S. granted patents and 256 non-U.S. granted patents) and had 128 patent applications pending worldwide. Patents are generally in effect for a period of 20 years after the filing date, and therefore, assuming most of these applications will be granted, a significant portion of our patent portfolio is expected to remain in effect for a long period. The issued patents and the patent applications have been issued and applied for, respectively, in the United States and other countries. In the five years ended December 31, 2009, we filed 61 patent applications in the United States and 18 Patent Cooperation Treaty patent applications. We do not expect that the expiration of any single patent or specific group of patents would have a material impact on our business. Our material trademarks are expected to remain in effect unless we decide to abandon any of them, subject to possible third-party claims challenging our rights. Similarly, our trade secrets are expected to preserve their status as such for as long as they are the subject of reasonable efforts, on our part, to maintain their secrecy.

As a result of developing products and markets with selected customers, we have six patent families that are jointly-held with certain of our customers. These patents are in the areas of tackifiers for adhesives and specialty polyamides for fragrance formulations. At the time of such product and/or market development, we entered into written agreements with these customers that limit the rights of each party with respect to jointly developed inventions and inventions made with the confidential information of the other party. These written agreements were made in exchange for exclusive licenses or supply agreements, for limited times.

As a general matter, our trade names are protected by trademark laws. We maintain a number of trademarks, including “AQUATAC®”, “CENTURY®”, “SYLVABLEND®”, “SYLVACLEAR®”, “SYLVACOTE®”, “SYLFAT®”, “SYLVAPINE®”, “SYLVAPRINT®”, “SYLVARES®”, “SYLVAROS®”, “SYLVATAL®”, “UNIDYME®”, “UNIFLEX®”, “UNI-REZ®” and “ZONATAC®”, which are registered in the United States and in other countries.

We have accumulated a substantial amount of technical and business expertise. Our expertise includes product development, design and formulation, information relating to the applications in which our products are used, process and manufacturing technology, including the process and design information used in the operation, maintenance and debottlenecking of our manufacturing facilities, and the technical service that we provide to our customers. We hold extensive discussions with customers and potential customers to define their market needs and product application opportunities. Where necessary, we have implemented trade secret protection for our technical knowledge through non-analysis, secrecy and related agreements.

Properties

Our principal executive offices are located at 4600 Touchton Road East, Building 100, Suite 1500, Jacksonville, Florida 32246 and at Transistorstraat 16, 1322 CE Almere, The Netherlands.

We believe that our properties and equipment are generally in good operating condition and are adequate for our present needs. Production capacity at our sites can vary depending on feedstock, product mix and operating conditions.

Substantially all of our properties are pledged as collateral to secure our obligations under our credit agreements.

The following table sets forth our principal facilities:

Properties Servicing our North American Segment
	Owned or	Square
Location	Leased	Footage	Function	Principal Products

Jacksonville, Florida United States	Leased	27,592	Executive and Administrative	—
Panama City, Florida United States	Owned	104,854	Manufacturing	Rosin Resins Dispersions Rosin Soap Terpene Resins
Pensacola, Florida United States	Owned	64,109	Manufacturing	Terpene Resins Terpene Phenolics
Valdosta, Georgia United States	Owned	81,809	Manufacturing	Rosin Resins Resins Solutions
Savannah, Georgia United States	Owned	115,900	R&D and Manufacturing	Rosin Resins Solution Resinates Sterols
Dover, Ohio, United States	Owned	160,249	Manufacturing	Fatty Acid Dimers Polyamides Fatty Acid Esters Fatty Acid Upgrades Castor Oil Upgrades
Properties Servicing Our European Segment
	Owned or	Square
Location	Leased	Footage	Function	Principal Products

Almere, The Netherlands	Leased	42,590	Executive and Administrative and R&D	—
Oulu, Finland	Owned	77,963	Manufacturing	Rosin Resins Rosin Soap Dispersions
Chester-le-Street, United Kingdom	Owned	19,859	Manufacturing	Dimer Specialty Fatty Acid
Niort, France	Owned	186,387	Manufacturing	Upgrading Adhesives Upgrading Inks
Sandarne, Sweden	Owned	250,950	Manufacturing	Rosin Esters Dispersions
Gersthofen, Germany	Owned	39,116	Manufacturing	Disproportionated Rosin

Leases

We lease our Jacksonville, Florida property pursuant to a lease agreement with FDG Deerwood North LLC. We recently amended this lease to extend its term to March 1, 2016, and we have the option to renew the lease for two additional terms of five years each.

We lease our offices in Almere, Netherlands pursuant to two lease agreements. The first lease agreement, with N.V. Hypothecair Belang Gaasperdam I, expires on November 1, 2014. At the end of the lease period, we have a right to purchase the leased property. The second lease is with Lobevis Vastgoed B.V. The first period of the lease ends April 30, 2012. We have the right to terminate the lease upon expiration of the first period if we provide one year’s notice and pay a penalty. If we do not terminate the lease, the second period of the lease will begin immediately and end on October 31, 2014. We or the landlord may terminate the lease upon expiration of the second period, provided that the terminating party provides one year’s notice. If neither party provides notice of termination, the lease will renew for five year periods following October 31, 2014.

Although we own our BLS acidulation facility located in Savannah, Georgia, this facility is located on land that we lease from International Paper. This lease expires on February 28, 2057.

Although we own our Oulu, Finland facilities, these facilities are located on land that we lease from Enso Oy. This lease expires on August 31, 2046, and we have the option to extend the term until August 31, 2095.

Employees

As of December 31, 2009, we had 1,075 employees worldwide, including 684 employees in the United States and 382 employees in Europe. Approximately 49% of our employees are management, professional and administrative employees and 51% are hourly employees who principally work in our manufacturing plants.

Approximately 54% of our employees in the United States are represented by unions, and all bargaining unit jobs are limited to those of our hourly-paid manufacturing employees. In Europe, nearly all of our employees are represented by local works councils or national labor unions, with the exception of senior management at each location.

In the United States, we have entered into several new collective bargaining agreements with our unions, including a contract at our Dover, Ohio facility that is terminable on February 11, 2015 and each anniversary thereafter, a contract at our Panama City, Florida facility that is terminable on May 13, 2014 and each anniversary thereafter, a contract at our Pensacola, Florida facility that is terminable on July 18, 2013 and each anniversary thereafter and a contract at our Valdosta, Georgia facility that is terminable on February 13, 2013 and each anniversary thereafter. We are currently in negotiations with the United Steelworkers Union with respect to our Savannah, Georgia facility.

We believe that our relationship with our employees is satisfactory.

Information Systems

We are in the process of implementing an SAP ECC 6.0 ERP system as an upgrade to our current SAP 4.6 system in the United States and as a replacement of our prior system in Europe. We have successfully implemented the new ERP system in Europe and expect the ERP implementation will be completed in the second quarter of 2010 in North America. The implementation of SAP ECC 6.0 supports our business strategy by establishing standardized processes and procedures across our operations.

In connection with upgrading our ERP software, we are also upgrading our technical infrastructure to support an anticipated increase in transaction processing. We currently maintain two data centers, one in Jacksonville, Florida and a second in Almere, The Netherlands. The data stored in these centers is redundant, meaning each data center stores the same information, which reduces the risk of a network outage and protects us from a disaster recovery perspective. Additionally, we are improving our network to handle anticipated increases in traffic, and are implementing a new data backup solution to improve data backup and recovery services.

Environmental, Health and Safety Regulation

We are subject to extensive environmental, health and safety, or EHS, laws and regulations in the United States, the European Union and elsewhere our operations are located. Many of these laws and regulations impose requirements relating to air emissions, wastewater discharges, the use, handling and disposal of hazardous materials and wastes, exposure to chemicals and other hazards, occupational health and safety, including dust control, and the investigation and clean-up of contamination. Our facilities are required to obtain and comply with a wide variety of environmental permits and authorizations for different aspects of our operations. Environmental laws can impose liability for violations or in the event of harm to people, natural resources or property, and provide for substantial fines, injunctions and potential civil and criminal sanctions for violations. Our products, and the raw materials we handle, are also subject to stringent industrial hygiene regulations and assessments. The nature of our operations exposes us to risks of liability pursuant to these laws and regulations as a result of the production, handling, use, storage, transportation and sale of materials that can cause contamination or personal injury when handled improperly or released into the environment.

Generally these environmental laws and regulations are becoming increasingly stringent and the cost of compliance with EHS requirements can be expected to increase over time. In particular, the European Union’s Registration, Evaluation and Authorization of Chemicals, or REACH, directive which requires the registration and evaluation of potential environmental and health impacts of chemicals manufactured in or imported to the European Union, became effective in the European Union in 2007. REACH will impose additional costs on the chemical industry over the next 10 to 15 years and may affect customer demand for certain of our products or our ability to continue to manufacture and sell particular products in the European Union. We estimate our total cost of compliance with REACH through the end of 2018 will be approximately $7.8 million. In addition, restrictions on the emission of greenhouse gas emissions in the European Union, which will become increasingly strict in future years, and pending legislative and regulatory initiatives in the United States and elsewhere could also increase our cost of production, affect the cost or availability of feedstock or otherwise adversely affect our operations. Our operations in Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union. Such measures could result in increased costs for us to operate and maintain our facilities. In the United States, various bills and regulatory initiatives have been introduced that would regulate emissions of carbon dioxide and other greenhouse gases from industrial facilities. Although we believe that greenhouse gases may be regulated in the near future, we cannot yet predict the effect of any such regulation on our operations.

We believe that we are in material compliance with all current environmental laws and regulations. We currently estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to materially exceed our level of anticipated capital expenditures. However, regulatory requirements or permit conditions may change, and we cannot predict the costs of additional measures that may be required to maintain compliance as a result of future changes or expenses.

Environmental laws and regulations in various jurisdictions also can impose obligations to clean up contamination from current or historic operations. Under some circumstances, the current owner or operator of a site can be held responsible for the entire cost of the remediation of past contamination regardless of fault and regardless of whether the activity was legal at the time that it occurred. We can also be held liable for the remediation of contamination at offsite locations, including waste disposal sites that have been affected by past operations. Evaluating and estimating the potential liability related to site remediation projects involves significant uncertainties, and many of our facilities have been affected by contamination from historic operations.

Environmental contamination in excess of regulatory standards is known to exist at certain of our facilities, including our current and former facilities located in Dover, Ohio, Panama City, Pensacola and Port St. Joe, Florida, Savannah and Valdosta, Georgia, Sandarne, Sweden, Oulu, Finland, Niort, France and Gersthofen, Germany. We are also aware that we will be required to incur costs in connection with the closing of a landfill at a site we acquired from Stora Enso in Sandarne, Sweden, though we do not currently expect the costs to be incurred in connection with this landfill or environmental contamination at any of our other sites to be material. Although resolution of environmental liabilities will require future cash outlays, it is not expected that such outlays will materially impact our liquidity position, although there can be no assurance that such impacts could not occur. In accordance with GAAP as of December 31, 2009 we have accrued a $4.1 million reserve for environmental liabilities.

While we recognize that we may, in the future, be held liable with respect for remediation activities beyond those identified to date, at present we are not aware of any circumstances that are reasonably expected to give rise to remediation claims that would have a material adverse effect on our results of operations or cause us to exceed our projected level of required remedial expenditures.

Legal Proceedings

On February 26, 2010, Arboris, LLC filed a lawsuit against Arizona Chemical Company and Arizona Arboris, Inc. in the United States District Court, Middle District of Florida regarding claims for relief under U.S. antitrust statutes as well as a series of claims related to a tall oil pitch supply agreement and a ground lease we entered into with them. We believe we have strong defenses to these claims based in part upon the advice of counsel, and we do not believe these claims will have a material adverse affect on our business or results of operations.

For more information regarding our relationship with Arboris, LLC, see Note 14 of our consolidated financial statements included elsewhere in this prospectus.

Additionally, while we are involved from time to time in litigation and governmental actions arising in the ordinary course of business, we are not aware of any actions which we believe would individually or in the aggregate materially adversely affect our business, consolidated results of operations, financial position or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names and ages of individuals who currently serve as our directors and executive officers. Each person named below has held the position indicated since our initial organizational meetings held on February 16 and 17, 2010.

Name	Age	Position

Leonard Berlik	62	Director
John R. Bolton	61	Director
Petter Johnsson	36	Director
Dr. Jochen Krautter	67	Director
Gerald Marterer	64	Director
Sebastien Mazella di Bosco	31	Director
Andrew Oliver	33	Director
Eytan Tigay	42	Director and Chairman of the Board of Directors
Cornelis Verhaar	56	Director, President and Chief Executive Officer
Frederic Jung	46	Vice President and Chief Financial Officer
Gary Reed	50	Vice President and General Manager — North America
Juhani Tuovinen	54	Vice President and General Manager — Europe
Dick Stuyfzand	49	Vice President and General Counsel
David Cowfer	50	Vice President, Human Resources and Corporate Communications
Glenda Haynes	50	Vice President, Internal Audit
Gary Garland	55	Vice President, Tax
Kellie Hardee	41	Treasurer
Astrid van der Valk	54	Corporate Controller

Leonard Berlik has been a member of the Board of Managers of AZ Chem Investments LLC, the general partner of AZ Chem Investments Partners LP, our parent, since May 16, 2007. He was previously an executive vice president of Imperial Chemical Industries PLC and the Chief Executive Officer of Uniquema BV from March 1, 2000 until June 1, 2006. He also served as Executive Vice President, Adhesives for National Starch & Chemical from April 1, 1996 until February 1, 2000. Throughout Mr. Berlik’s distinguished career in the chemical industry, he has focused on the adhesives markets working in The Netherlands, the United States, Singapore, England and Germany. Mr. Berlik also serves on the Board of Directors for Nizo Food Research BV, Celerant Consulting, Oxea, SARL and Kolb, AG. He has a BS degree from the University of Tennessee and an MBA from Xavier University.

John R. Bolton has been a member of the Board of Managers of AZ Chem Investments LLC since January 20, 2010. Mr. Bolton is currently a senior fellow at the American Enterprise Institute. He served as the United States Permanent Representative to the United Nations from August 1, 2005 until December 9, 2006. He also served as Under Secretary of State for Arms Control and International Security from June 2001 until May 2005 during the administration of President George W. Bush. Mr. Bolton is an attorney and has been “of counsel” to the law firm of Kirkland & Ellis since June 16, 2008. He currently serves on the Board of Directors of Diamond Offshore Drilling, EMS Technologies and TRACON Pharmaceuticals. Mr. Bolton has had a distinguished career in public service and is a graduate of Yale College and Yale Law School.

Petter Johnsson has been a member of the Board of Managers of AZ Chem Investments LLC since November 21, 2009. Mr. Johnsson began working for Rhône Group in 2002 and became a Managing Director in 2008. Previously, Mr. Johnsson worked for Morgan Stanley Capital Partners where he evaluated businesses and executed investments in a wide range of industries. Since

October 22, 2009, Mr. Johnsson has served on the Board of Directors of Venice Holdings s.r.l. He received a Master of Science in Economics and Business from the Stockholm School of Economics and an MBA with high distinction (Baker Scholar) from Harvard Business School.

Dr. Jochen Krautter has been a member of the Board of Managers of AZ Chem Investments LLC since July 26, 2007. He has 34 years of experience in the global chemical industry with the Henkel Group, where he served as Executive Vice President on the Management Board of Henkel KGaA in Dusseldorf from 1992 to 2007. Now retired, Dr. Krautter was a personal liable partner with Henkel KGaA from May 2000 until his retirement on December 31, 2007 and remains obligated under this condition until December 31, 2012. Prior to his tenure as Executive Vice President of Henkel KGaA, Dr. Krautter held numerous senior leadership positions with the Henkel Group, including Chief Financial Officer of the Henkel Group, the Managing Director of Henkel Belgium S.A. and Henkel Nederland B.V. and Corporate Senior Vice President Logistics of Henkel KGaA. He also held several sales and marketing roles within Henkel’s Detergents division. Dr. Krautter previously served on the boards of Clorox Company, Loctite, Inc. and Ecolab Inc, although all these board terms have now expired. Dr. Krautter graduated magna cum laude with a Master’s degree from the Technical University of Karlsruhe and summa cum laude with a PhD from the University of Mannheim.

Gerald Marterer has been a member of the Board of Managers of AZ Chem Investments LLC since March 7, 2007. Mr. Marterer served as President and Chief Executive Officer of Arizona Chemical from March 1, 2007 until his retirement on August 31, 2008. He previously served for more than 35 years in various senior management roles with International Paper, including President of International Paper Asia, Vice President of Quality and Vice President of the Industrial Papers Division. He joined Arizona Chemical, which was at the time a wholly owned subsidiary of International Paper, in 2002 as the Vice President. He later led the divestiture effort that culminated in Rhône Capital’s ownership of Arizona Chemical in March 2007. Mr. Marterer received his undergraduate degree in Economics from Clarion University and an MBA from Gannon University.

Sebastien Mazella di Bosco has been a member of the Board of Managers of AZ Chem Investments LLC since June 5, 2008. He joined Rhône Group in 2005. Mr. Mazella di Bosco previously worked in the investment banking department of Lazard Frères in the Paris and New York offices from September 1, 2002 until July 30, 2005, advising clients on mergers and acquisitions with a primary focus on the consumer, food and retail sectors. He has been a member of the Board of Directors for Greek Directories Holdings and Directory Services S.A. since May 2008. Mr. Mazella di Bosco is a graduate of HEC Paris and holds a BA in Philosophy from La Sorbonne.

Andrew Oliver has been a member of the Board of Managers of AZ Chem Investments LLC since February 28, 2007. Mr. Oliver joined Rhône Group in 1999 and has broad experience in evaluating businesses in a range of industries, including aerospace, chemicals and food. He holds a BA in Economics, cum laude, from Claremont McKenna College and an MBA from the Tuck School of Business at Dartmouth College.

Eytan Tigay has been a member and chairman of the Board of Managers of AZ Chem Investments LLC since March 7, 2007. Mr. Tigay joined Rhône Group as a Managing Director in 2007. Prior to 2007, he was a Managing Director of Lazard LLC and worked in several of its private equity fund management businesses. Mr. Tigay also headed Lazard’s strategic planning efforts and played a leadership role in its initial public offering. He joined Lazard in 1989. Mr. Tigay received a BA, magna cum laude, in Economics from the University of Pennsylvania.

Cornelis Verhaar has been a member of the Board of Managers of AZ Chem Investments LLC since he was appointed President and CEO upon joining Arizona Chemical on September 1, 2008. His experience includes nearly 30 years of executive leadership in the global chemical industry, most recently as Executive Vice President of Hexion Specialty Chemicals, where he was responsible for the company’s epoxy and coating resins business from 2006 through August 2008. Prior to joining Hexion, he held senior management positions at companies including Noveon, Inc., Johnson Polymer, DeVoe

Coatings, and ESHA Group. Mr. Verhaar received his Masters in Economics from the University of Amsterdam.

Frederic Jung has been Vice President and CFO of Arizona Chemical since December 1, 2008. From April 1, 2005 to November 30, 2008, he served as Corporate Controller of Nalco Company, a $4 billion global producer of specialty chemicals and services for water and waste treatment and industrial processes. He also held the position of CFO for Nalco’s EMEA operations from May 1, 2002 until March 1, 2005. Prior to joining Nalco in January 2000, Mr. Jung held several positions with Bombardier Aerospace, Waste Management, Inc. and SAE Americas, Inc. Mr. Jung is a graduate of Ecole Superieure Libre de Sciences Commerciales Appliquees, a business school in France, and holds an MBA from the University of Connecticut.

Gary Reed has been Vice President and General Manager — North America of Arizona Chemical since April 1, 2007. Mr. Reed began his career with Union Camp in 1982 at the Savannah, GA, Pulp and Paper mill where he held a number of operational management roles. In 1998, he moved to Union Camp Chemicals, which was acquired by Arizona Chemical in 1999. He has held several positions at Arizona Chemical, including Site Manager — United Kingdom from August 1, 1998 until June 2001, Inks & Coatings Business Manager from June 1, 2002 until September 1, 2004 and Director of Marketing — U.S. from October 1, 2004 until March 31, 2007. Mr. Reed became a member of the Board of Management of Arboris, LLC on March 1, 2010. Mr. Reed holds a degree in Chemical Engineering from the University of Florida.

Juhani Tuovinen has been Vice President and General Manager — Europe of Arizona Chemical since March 1, 2007. Mr. Tuovinen began his career at United Paper Mills in 1980, working in research and development and commercial management roles in Finland and Germany. Mr. Tuovinen joined Forchem Oy, a joint venture between StoraEnso and United Paper Mills in 1994, which was acquired by Arizona Chemical several years later. He has held a number of key sales and marketing positions with Arizona Chemical, including European Business Manager for Paper Chemicals from March 1, 1997 until April 30, 1999 and European Business Manager for Adhesives from May 1, 1999 to June 30, 2005. He was also Managing Director for Europe and the Business Manager — Adhesives from February 1, 2002 until February 28, 2007. Mr. Tuovinen graduated with a Masters degree from the Helsinki University of Technology with a concentration in Chemical Engineering/Polymer Chemistry.

Dick Stuyfzand has been Vice President and General Counsel of Arizona Chemical since January 19, 2009. Prior to joining Arizona Chemical, he was Legal Director of Schweppes International from May 27, 2002 until December 31, 2008. He has over 20 years of international experience in various industries with private and public companies, including a major law firm and Royal Ahold in The Netherlands and Cadbury Schweppes in the U.K. Mr. Stuyfzand earned his law degree from the University of Utrecht in The Netherlands.

David Cowfer has been Vice President, Human Resources and Corporate Communications of Arizona Chemical since March 1, 2007. Prior to joining Arizona Chemical as Director of Human Resources on June 1, 1999, Mr. Cowfer had been Business Human Resources Manager for the Fine Papers Division of International Paper since June 1, 1996. He has over 28 years of human resources leadership experience with private and public companies, including International Paper, Eaton Corporation and Westinghouse Electric Corporation. Mr. Cowfer is a graduate of the Pennsylvania State University with a degree in Journalism.

Glenda Haynes has been Vice President, Internal Audit of Arizona Chemical since November 1, 2009. She joined Arizona Chemical in 1988. Ms. Haynes served as Vice President of Treasury from March 1, 2007 until October 31, 2009. She has held numerous senior management positions in Finance at Arizona Chemical and has led several key enterprise-wide projects during her tenure, including the March 2007 divestiture and integration with Rhône Capital. She is a graduate of Texas A&M University with a degree in Management and is a Certified Public Accountant.

Gary Garland has been Vice President, Tax of Arizona Chemical since March 25, 2008. Mr. Garland was Vice President, Taxes for Formica Corporation from November 19, 2003 until March 24, 2008 and was Director for Tax Technologies, Inc. He also served as Partner, International Tax Services at Deloitte & Touche LLP, and Assistant Tax Director at AT&T. Mr. Garland holds a Master’s degree in Taxation from the University of Cincinnati and a Bachelor’s degree in Accounting from Wright State University and is a Certified Public Accountant.

Kellie Hardee has been Treasurer of Arizona Chemical since November 1, 2009. She has provided treasury, finance and accounting services for Arizona Chemical since January 29, 2007. Prior to joining Arizona Chemical, she was Vice President, Finance and Treasurer for Winn-Dixie from June 12, 2000 until December 31, 2006. Ms. Hardee has previously worked for Arthur Andersen as an Audit Manager, Armor Holdings as a Controller and PSS Word Medical as a Senior Accountant. Ms. Hardee holds both a Bachelor’s and a Master’s degrees in Accounting from Florida State University and is a Certified Public Accountant.

Astrid van der Valk has been Corporate Controller of Arizona Chemical since December 1, 2009. Prior to joining Arizona Chemical, she served as Senior Vice President and Sector Controller for Philips Healthcare from August 1, 2005 until April 1, 2009. She has over 30 years of international finance experience in various industries with Royal Phillips Electronics and AT&T including Chief Financial Officer for AT&T-NSI’s Public Switching Systems business in Europe from 1990 until 1994. She holds a Bachelor’s degree in Business Economics from HEAO in The Hague and a Master’s degree in Business Economics from Erasmus University in Rotterdam, The Netherlands.

The Board of Directors

Our current board of directors has nine members, including three members, Messrs. Krautter, Berlik and Bolton, who satisfy the current independence requirement of the SEC.

Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in the class will be up for election for three-year terms at the annual meeting of stockholders to be held in the year in which the term expires.

Under our bye-laws, board members are elected by the shareholders.

Controlled Company

After the completion of this offering, Rhône Capital will continue to control a majority of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of a board of directors consist of independent directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our Corporate Governance and Nominating Committee and our

Compensation Committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

We currently have four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Executive Committee.

Audit Committee.  Our Audit Committee consists of Messrs. Krautter, Berlik and Bolton, with Mr. Krautter as chairperson. SEC and NYSE rules require us to have one independent audit committee member upon the listing of our common shares on the NYSE, a majority of independent directors within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing. Our board of directors has affirmatively determined that each member of our Audit Committee meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. In addition, Mr. Krautter qualifies as our “audit committee financial expert”.

The Audit Committee will be responsible for, among other things:

•	selecting, hiring and compensating our independent registered public accounting firm, and pre-approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the independent public accounting firm’s qualifications, independence and performance;

•	reviewing the performance of the internal audit services function;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	preparing the Audit Committee report and any other disclosures required by the SEC to be included in our annual proxy statement;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements;

•	setting policies regarding the hiring of current and former employees of the independent registered public accounting firm;

•	discussing types of information to be disclosed in earnings press releases and provided to analysts and rating agencies;

•	establishing procedures for receipt, retention and treatment of complaints received by the Company regarding accounting or internal controls and the submission of anonymous employee concerns regarding accounting;

•	reviewing and discussing any reports concerning material violations submitted to it by our attorneys or outside counsel pursuant to the SEC attorney professional responsibility rules;

•	discussing with our general counsel legal matters having an impact on financial statements; and

•	reviewing the policy with respect to related party transactions and approving or rejecting proposed related party transactions.

Our board of directors will adopt a written charter for our Audit Committee, which will be available on our corporate website at www.arizonachemical.com upon completion of this offering.

Compensation Committee.  Our Compensation Committee consists of Messrs. Berlik, Johnsson, Tigay and Verhaar, with Mr. Tigay as chairperson.

The Compensation Committee will be responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and making recommendations to the board with respect to the compensation of other members of management;

•	recommending, when appropriate, changes to our compensation philosophy and principles;

•	evaluating overall compensation and benefits programs;

•	overseeing regulatory compliance with respect to compensation matters;

•	recommending to our board any changes in our incentive compensation and equity-based plans that are subject to board approval and overseeing the activities of individuals and committees responsible for administering these plans;

•	reviewing and discussing with management, prior to the filing of the proxy statement or annual report, the disclosures prepared regarding the operations of the committee and our compensation policies, including the CD&A and compensation tables (in addition to preparing a report on executive compensation for the proxy statement); and

•	overseeing our management development and succession planning programs and making recommendations to the board with respect to any aspects of such programs that are subject to board approval.

Our board of directors will adopt a written charter for our Compensation Committee, which will be available on our corporate website at www.arizonachemical.com upon completion of this offering.

Corporate Governance and Nominating Committee.  Our Corporate Governance and Nominating Committee consists of Messrs. Bolton, Marterer, Oliver and Verhaar with Mr. Verhaar as chairperson.

The Corporate Governance and Nominating Committee will be responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees, and recommending nominees for each annual meeting of shareholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing our code of business conduct and ethics, recommending any appropriate changes to the code to the board and reviewing requests for waivers from the code;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee of our board of directors.

Our board of directors will adopt a written charter for our Corporate Governance and Nominating Committee, which will be available on our corporate website at www.arizonachemical.com upon completion of this offering.

Executive Committee.  Our Executive Committee consists of Messrs. Johnsson, Tigay and Verhaar, with Mr. Verhaar as chairperson. The purpose of the committee will be to act, between meetings of the board, with the authority of the board on matters set forth in the committee’s charter.

Our board of directors will adopt a written charter for our Executive Committee, which will be available on our corporate website at www.arizonachemical.com upon completion of this offering.

Compensation Committee Interlocks and Insider Participation.  During 2009, the functions of our Compensation Committee were performed by Messrs. Johnsson, Tigay and Verhaar. Mr. Verhaar also served as our President and Chief Executive Officer. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executives serving as a member of our board of directors.

Corporate Governance

Prior to the completion of this offering our board of directors will adopt policies and procedures to comply with the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC and the NYSE, including a code of conduct and ethics applicable to our officers, directors and employees. Upon completion of this offering, our code of conduct and ethics will be available on our website at www.arizonachemical.com.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation program for our executive officers is designed to attract, retain and provide base compensation and meaningful performance-based incentives for our management. This section includes information and analysis related to the current and future compensation programs for our named executive officers: Cornelis Verhaar, President and Chief Executive Officer; Frederic Jung, Vice President and Chief Financial Officer; Juhani Tuovinen, Vice President and General Manager — Europe; Gary Reed, Vice President and General Manager — North America; and Dick Stuyfzand, Vice President and General Counsel.

Compensation Philosophy

We sustain a “pay for performance” culture for all our salaried employees around the world. We reward strong performance through awards that are directly linked to the achievement of clear and measurable business objectives. We also believe in encouraging ownership and entrepreneurialism among our senior management team members.

Our annual performance management and employee development system, which we refer to as “Waypoint”, is designed to maintain a consistent link between our goals and individual objectives, as well as sustain our pay-for-performance culture. Each year, employees at all levels, including our named executive officers, develop formal objectives and later participate in a mid-year review with their immediate manager and receive an annual performance evaluation that takes into account their view of their own performance, their manager’s assessment and the assessment of other managers who work closely with them.

We believe strongly in market-based total compensation. On a bi-annual basis, we engage compensation consultants to survey global companies in our industry and to provide updated and appropriate compensation comparisons for our leadership positions. Our analysis of compensation considers base salaries, incentive compensation and long-term incentives.

Our goal is to maintain competitive base salaries for our executive team (including our named executive officers), but allow for our performance based incentive systems — both annual and long-term — to be the true drivers of executive compensation and a cornerstone of our business model.

The various elements of compensation for named executive officers and other senior managers are interlinked and decisions made with respect to the objectives of each form of compensation change year to year, depending upon the market conditions and our business goals and other key initiatives. However, we do not have a specified policy allocating between cash and non-cash compensation or different forms of non-cash compensation. Our total compensation program for senior managers are the incentive plans, notably the annual Management Incentive Plan, which we refer to as the “MIP”, and, historically, the longer-term MIV I and MIV II plans (described below). We view our base salaries, fringe benefits and most perquisites as fundamental and tactical. Decisions and the rewards associated with MIP and MIV I and MIV II plans are strategic and directly aligned with annual and long-term strategic goals, including the creation of value for shareholders.

Role of the Compensation Committee

The Compensation Committee reviews officers’ salaries and annual bonus plan targets and assesses recommendations from the CEO and the Vice President, Human Resources and Corporate Communications related to compensation matters and the individual performance of each officer. It determines appropriate actions to maintain competitive pay practices for the leadership group and makes decisions regarding rewards for the accomplishment of performance goals based on shareholder return, business growth, value creation and ethical leadership. The Compensation Committee makes recommendations on any changes to the board for approval.

Directors’ Compensation

Directors, other than directors who are employees of Arizona Chemical, receive an annual retainer of $70,000 for serving on our board and the committees of the board. Our directors may elect to receive 50% of the annual retainer in cash and 50% in restricted common shares. Directors who are employees of Arizona Chemical are not entitled to receive any compensation for serving on the board of directors.

Components of Direct Compensation

Base Salary

Employment contracts for the named executive officers are established through negotiations between the officer and Arizona Chemical. Decisions regarding compensation provided for by these agreements are made based on biennial survey data and the officer’s personal credentials and experience. The Compensation Committee reviews the base salaries of all members of our Global Leadership Team on an annual basis and determines if an increase is warranted based on individual performance, survey comparisons and the recommendations of the CEO. The CEO prepares and conducts all annual performance evaluations for members of our Global Leadership Team and the Compensation Committee conducts the annual performance evaluation for our CEO.

In March 2009, all discretionary base salary increases for managerial, professional and administrative employees, including the named executive officers were suspended, due to the ongoing global recession. The salary freeze was suspended in January 2010, and the Annual Merit Reward Program, which is described below, is expected to resume on April 1, 2010.

The recent base salary for each named executive officer is included in the Summary Compensation Table included in this prospectus.

In order to attract and retain top talent, it is our goal to pay base salaries that are competitive in our industry.

Annual Bonus: Management Incentive Plan

Pursuant to employment contracts, our named executive officers are eligible to receive annual performance bonuses with a target amount equal to 75 percent of base salary for Mr. Verhaar, 60 percent for Messrs. Jung, Reed and Tuovinen and 40 percent for Mr. Stuyfzand. All bonuses are paid pursuant to the annual Management Incentive Plan. The MIP includes key performance goals, percent weighting for each goal, minimum performance thresholds and upside multiples for performance exceeding goals.

Our financial performance, as measured by the achievement of Adjusted EBITDA and working capital goals, represents 80 percent of the target annual bonus pool and individual performance metrics represent 20 percent. Our MIP is designed to incentivize and reward business achievement specific to annual targets, with significant upside for exceeding goals and delivering greater value to shareholders. Under the MIP, if threshold performance is not achieved, no MIP payments will be paid for the year. The MIP provides upside potential for financial performance that exceeds target and downside for achievement below target but exceeding threshold performance criteria. An upside multiple of 4 percentage points is added for each percentage point of achievement above target for the Adjusted EBITDA and working capital metrics. A percentage reduction of 2.5 percentage points is made for each percentage point below target. For example, an achievement of 101% of target Adjusted EBITDA results in 104% of the MIP payment. Similarly, an attainment of 99% of target Adjusted EBITDA results in a pay out of 97.5% of the MIP payment. These factors apply only to the financial metrics and not to the individual performance component.

MIP payments are made on the final workday in February each year, and a participant must be actively employed by Arizona Chemical on that day to be eligible for payment of a bonus under the MIP.

Annual bonuses are currently calculated for the named executive officers in the following manner: the year-end Adjusted EBITDA achievement with respect to the annual budget determines 60 percent of plan payout, 20 percent is determined based on achievement of a trade working capital target measured in “days of sales” (calculated at year-end based on a 3 month average of sales) and 20 percent is determined based on personal performance with respect to each individual’s annual performance objectives as communicated at the beginning of each bonus year.

The 2009 MIP award pool was, in the aggregate, 171.71% of the target pool size that would have been realized for meeting budget targets, though awards varied for each participant depending upon personal performance. The award was rounded to 170 percent for all participants.

Messrs. Verhaar, Jung, Tuovinen, Reed and Stuyfzand each earned awards of 170% percent of their personal targets in 2009.

AZ Chem MIV I Ltd. and AZ Chem MIV II LP

In June 2007, AZ Chem Investments LLC, which is the general partner of AZ Chem Investments Partners LP, our parent, formed AZ Chem MIV I Ltd., which we refer to as “MIV I”, and AZ Chem MIV II LP, which we refer to as “MIV II” and, together with MIV I, the “MIVs”. The MIVs were formed to permit certain of our executives (including each of our named executive officers) and members of our board of directors to invest in our company on substantially the same terms as the Rhône Funds and International Paper, and to establish a vehicle to enable our executives to share in the profits of our company based on future performance. As described below, our executives purchased equity interests in the MIVs and each executive is eligible for additional equity grants in the form of “common profits interests”. Of the amount invested by each executive, 50% was borrowed in the form of a loan. Each loan is secured by interests in the respective MIV and remains outstanding and is payable to AZ Chem Investments Partners LP upon the earlier of (1) the date of a distribution from a sale or initial public offering of AZ Chem Investments Partners LP or all of its subsidiaries (including our company) or (2) the date that the executive ceases to be a shareholder or limited partner in the respective MIV.

Prior to this offering, the MIVs have been an integral part of our long-term ownership and compensation program, designed to foster ownership and entrepreneurial behavior among senior managers (including our named executive officers) and to enhance our value for all shareholders by aligning the interests of management with our company’s equity owners. Following the consummation of this offering, there will be no further investments in or grants of equity awards by the MIVs. All subsequent grants of performance based equity awards will be made under our 2010 Long-Term Incentive Plan, which is described below.

Investments in Connection with Formation of MIV I and MIV II.  In connection with the formation of MIV I, four of our senior executives, including Mr. Tuovinen, invested $1.35 million to purchase common and preferred shares of MIV I. Mr. Tuovinen invested $520,000. Of the $1.35 million invested, 50% of that amount was borrowed in the form of loans on the terms described above. In connection with the formation of MIV II, 12 of our senior executives, including Mr. Reed, invested $3.2 million to purchase common and preferred interests in MIV II. Mr. Reed invested $400,000. Of the $3.2 million invested, 50% of that amount was borrowed in the form of loans, on the terms described above. In addition, each shareholder in MIV I and each limited partner in MIV II is eligible for grants of common profits interests, which are described more fully below.

Subsequent Investments by Officers in MIV I and MIV II.  In connection with their employment with our company, each of Messrs. Verhaar and Stuyfzand purchased common and preferred shares of MIV I ($1.0 million for Mr. Verhaar and $200,000 for Mr. Stuyfzand). In connection with his employment with our company, Mr. Jung purchased $500,000 of common and preferred interests in

MIV II. Similar to the officers who invested in connection with the formation of MIV I and MIV II, 50% of each investment was borrowed in the form of a loan, on the terms described above. In addition, each of these executives is eligible for grants of common profits interests in the respective MIV, which are described more fully below.

Participation in MIV II by Certain Members of our Board.  Mr. Marterer, who is a member of our board of directors and who was our President and Chief Executive Officer until his retirement in August 2008, invested $1.0 million to purchase common and preferred interests in MIV II in connection with its formation. Mr. Marterer borrowed 50% of the funds used for his investment in the form of a loan, on the terms described above and that loan also remains outstanding. Mr. Marterer was granted common profits interests in MIV II while he was an executive, on the same terms as other executives. Messrs. Berlik and Krautter, members of our board of directors, have invested $550,000 to purchase common and preferred interests in MIV II and have not borrowed any part of the funds used for their investments. Messrs. Berlik and Krautter do not participate in grants of common profits interests in MIV II.

Grants of Common Profits Interests in MIV I and MIV II.  Executives who are shareholders of MIV I or limited partners in MIV II, including each of our named executive officers, have been eligible to receive common profits interests grants in the respective MIV in which they have an ownership interest. Allocation of grant awards are based upon the achievement of each executive during the prior calendar year with respect to earnings goals, working capital goals, fulfillment of strategic growth plans and personal contribution to improving shareholder value. See “— Outstanding Equity Awards at 2009 Fiscal Year-End” below for more information concerning the common profits interest grants that have been made to our named executive officers.

An initial grant of common profits interests was made to the executives who invested in connection with the formation of MIV I and MIV II in June 2007. Subsequent grants of common profits interests were made to those executives in 2008 and 2009. Each of Messrs. Verhaar, Jung and Stuyfzand received grants of common profits interests in connection with the commencement of their employment with us. Additionally, Mr. Verhaar participated in the grants of common profits interests made subsequent to his employment in 2008 and 2009, and Mr. Stuyfzand participated in the grants of common profits interests made subsequent to his employment in 2009. All common profits interests vest over a five year period from the date of grant, with accelerated vesting in certain circumstances.

As of December 31, 2009, the common profits interests represented approximately 3.9% of the outstanding common equity interests in AZ Chem Investments Partners LP. In the first half of 2010, prior to the completion of this offering, further grants of common profits interests are expected to be made to our executives who are shareholders or limited partners in the MIVs, including each of our named executive officers. These grants will be the final grants of common profits interests to be made by the MIVs. The grants represent awards for service in 2009 as well as additional grants (subject to certain clawback provisions) of the remaining common profits interests that would have been awarded in 2011 and 2012. All subsequent grants of performance based equity awards will be made under our 2010 Long-Term Incentive Plan, which is described below. When making future equity grants under the 2010 Long-Term Incentive Plan to executives who have received common profits interests awards discussed above for 2011 and 2012, the Compensation Committee will consider the award of common profits interests.

Equity Participation of MIV I and MIV II.  Following this offering, MIV I and MIV II will continue to be limited partners in AZ Chem Investments Partners LP, which will be our largest shareholder. As limited partners in AZ Chem Investments Partners LP, MIV I and MIV II are entitled to participate in distributions, including distributions following a secondary sale of our common shares by AZ Chem Investments Partners LP, made by AZ Chem Investments Partners LP, in accordance with the priority of distributions summarized below. All distributions will be made at the sole discretion of AZ Chem Investments LLC, as the general partner of AZ Chem Investments Partners LP.

•	First, a special preferred distribution to the Rhône Funds in respect of their special preferred interests. The Rhône Funds received these special preferred interests in 2008 in respect of an in-kind capital contribution to AZ Chem Investments Partners LP of $9.5 million of loans issued under our Second Lien Credit Agreement, which were purchased by the Rhône Funds in the secondary market. These loans were contributed by AZ Chem Investments Partners LP to us, and were then extinguished by us.

•	Second, to the limited partners, including the Rhône Funds, International Paper, MIV I and MIV II, in respect of their preferred interests in AZ Chem Investments Partners LP, which includes a preferred return that accumulates in respect of the preferred interests. The initial investment by each limited partner in MIV I and MIV II was allocated between a preferred interest, which accounted for 90% of the investment and accumulates a 10% annual preferred return, and a common interest, which accounted for 10% of the investment and receives distributions as described below. AZ Chem Investments Partners LP intends to distribute the net proceeds from its sale of our common shares in connection with this offering in respect of a portion of the preferred interests.

•	Third, to the limited partners, including the Rhône Funds, International Paper, MIV I and MIV II, in respect of the capital represented by their common interests.

•	Fourth, to MIV I and MIV II in respect of their common profits interests. The amount distributed in respect of the common profits interests will depend on the amount of common profits interests outstanding at that time, which will be based upon a number of factors, including, among others, the amount of common profits interests vested at such time, the additional amount of common profits interests granted prior to this offering, and any subsequent repurchases thereof. In addition, if each limited partner in AZ Chem Investments Partners LP will have achieved an internal rate of return on capital contributed to AZ Chem Investments Partners LP of 30% or more, in certain circumstances, these distributions on common profits interests are made at 150% of the amount otherwise distributable. Prior to the further grant of common profits interests expected to be made in the first half of 2010, the common profits interests represent an approximately 3.9% common percentage in AZ Chem Investments Partners LP and entitle the holders of those interests to up to 5.7% of any distributions made in accordance with this priority level (if the 30% internal rate of return on capital contributed to AZ Chem Investments Partners LP has been achieved).

•	Fifth, to the limited partners, including the Rhône Funds, International Paper, MIV I and MIV II, in respect of their common percentages, which is calculated based upon the sum of the common interests and the common profits interests, each as described above, including the receipt of 150% of the amount otherwise distributable on common profits interests in certain circumstances.

As a result, subject to the discretion of AZ Chem Investments LLC, as the general partner of AZ Chem Investments Partners LP, which also has voting and disposition discretion over our common shares owned by AZ Chem Investments Partners LP, the net cash proceeds from sales of our common shares by AZ Chem Investments Partners LP will be distributed to its partners as described above. In addition, AZ Chem Investments LLC could choose to make in-kind distributions of our common shares in accordance with the priorities set forth above. All distributions received by an MIV are in turn distributed to the shareholders or partners of the MIV, including our named executive officers, and applied, to the extent required by the loan documents, to pay AZ Chem Investments Partners LP the outstanding principal balances on the loans made to those officers for the purpose of purchasing their preferred and common interests in the applicable MIV. Based on expected capital account balances as of March 31, 2010, approximately $190 million would have to be distributed in accordance with the first three distribution priorities described above before any distributions would be available for distribution to the common profits interests in the fourth distribution priority. Distributions to our executives will first be used to pay back the loans described above.

Other Provisions Relating to the MIVs.  Each of the MIVs has the right to repurchase the interests of an executive at any time the executive ceases to be a director, officer, employee or consultant of our company. The price for that redemption is equal to the fair market value of the executive’s interest in the MIV, unless the service is severed for cause, in which event the redemption price is equal to the lesser of fair market value or capital invested, as determined by AZ Chem Investments LLC, as the general partner of AZ Chem Investments Partners LP, in its sole discretion. Any outstanding loan, described above, would be due and payable in connection with any redemption.

2010 Long-Term Incentive Plan

Prior to the completion of this offering, we intend to adopt a new long-term incentive plan, which we refer to as our 2010 Plan. The principal purpose of our 2010 Plan is to attract, retain and motivate selected employees and non-employee directors through the granting of share-based awards and cash-based awards. The 2010 Plan will seek to optimize our profitability and growth through incentives consistent with our goals and that align the personal interests of the participants with our shareholders.

The principal features of the 2010 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2010 Plan, which will be filed as an exhibit to an amendment to the registration statement of which this prospectus forms a part.

Share Reserve.  Under the 2010 Plan,           of our common shares will be initially reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, performance units awards, performance shares awards, cash-based performance awards, and other share-based awards.

The following counting provisions will be in effect for the share reserve under the 2010 Plan:

•	shares covered by an award will be counted as used only to the extent they are actually delivered on exercise or settlement of an award;

•	to the extent that an award is terminated by expiration, forfeiture, cancellation or otherwise without the issuance of the shares subject to the award or settled in cash in lieu of shares or exchanged pursuant to the administrator’s permission, prior to the issuance of shares, then the shares covered by that award will be available for future grants under the 2010 Plan;

•	to the extent shares are tendered or withheld to satisfy any exercise price or tax withholding obligation with respect to an award under the 2010 Plan, such tendered or withheld shares will be available for future grants under the 2010 Plan;

•	to the extent any SAR is exercised and settled in shares, the difference between the total shares exercised and the net shares delivered will again be available for future grants under the 2010 plan; and

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan.

Individual Award Limits.  Under the 2010 Plan, awards granted in a calendar year to any one participant shall be limited as follows:

•	Share options/share appreciation rights: No more than common shares covered by share options and share appreciation rights,

•	Restricted share/restricted share units: No more than restricted shares or restricted share units,

•	Performance shares/units: No more than shares (if payable in shares) or the value of $ if payable in cash,

•	Cash-based awards: No more than $ , and

•	Other share-based awards: No more than shares.

Administration.  Our Compensation Committee will be responsible for administering the 2010 Plan. The Compensation Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be our employee, and the Compensation Committee and our officers and board of directors will be entitled to rely upon the advice, opinions or valuations of those individuals. The Compensation Committee may delegate to one or more of its members or to one or more of our officers or to one or more agents or advisors such administrative duties or powers it may deem advisable. However, the Compensation Committee will not be able to delegate, to any officer, the responsibility for granting awards to any of our employees who are considered insiders as defined by the 2010 Plan. Moreover, only the board of directors or the Compensation Committee can determine and approve awards made to nonemployee directors.

Subject to the terms and conditions of the 2010 Plan, the administrator generally will have the authority to select the persons to whom awards will be made, to determine the number of shares to be subject to awards and the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2010 Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to administration of the 2010 Plan.

Eligibility.  Options, SARs, restricted shares and all other share-based and cash-based awards under the 2010 Plan may be granted to individuals who are our officers or key employees, as determined by the Compensation Committee, or are officers or key employees of certain of our subsidiaries. Such awards also may be granted to our nonemployee directors. However, only officers and key employees may be granted incentive share options, or ISOs, which are described below.

Awards.  The 2010 Plan provides that the administrator may grant or issue share options, SARs, restricted share awards, restricted share unit awards, performance unit awards, performance share awards, cash-based awards and other share based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Share Options, or NQSOs, will provide for the right to purchase our common shares at a specified price which may not be less than fair market value on the date of grant and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

•	Incentive Share Options will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among those restrictions, ISOs must have an exercise price of not less than the fair market value of a common share on the date of grant, may only be granted to employees, must not be exercisable after a period of ten years measured from the date of grant and will retain their ISO status so long as they are exercised within 90 days after termination of employment (or within one year after a disability termination). In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our common shares, the 2010 Plan provides that the exercise price must be at least 110% of the fair market value of a common share on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. Up to of our common shares under the 2010 Plan may be granted under ISOs.

•	Share Appreciation Rights may be granted in connection with share options or other awards, or separately. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our common shares over a set exercise price. The exercise price of any SAR granted under the 2010 Plan must be at least 100% of the fair market value of a common share on the date of grant. The term of a SAR shall not exceed 10 years. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the 2010 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements.

•	Restricted Shares may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, may be forfeited for no consideration or repurchased by us at the original purchase price (if any) if the conditions or restrictions on vesting are not met. In general, restricted shares may not be sold, or otherwise transferred, until restrictions are removed or expire. Recipients of restricted shares, unlike recipients of options, will have voting rights and may receive dividends paid prior to the time when the restrictions lapse.

•	Restricted Share Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units will not have any voting rights prior to the time when vesting conditions are satisfied.

•	Performance Awards may be granted by the administrator in the form of performance units or performance shares. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common shares or in a combination of both. After the applicable performance period has ended, the holder of performance units or performance shares shall be entitled to receive a payout on the value and number of performance units or performance shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

•	Other Awards may be granted by the Compensation Committee, either in the form of equity-based, equity-related, or cash-based. If the Compensation Committee exercises its discretion to establish performance goals, the number and/or value of cash-based awards or other share-based awards that will be paid out to the recipient will depend on the extent to which the performance goals are met.

•	Dividend Equivalents may be granted by the Compensation Committee. Such dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as may be determined by the Compensation Committee. The Compensation Committee may not grant dividend equivalents based on the dividends declared on shares that are subject to an options, ISO, or SAR award; and furthermore, no dividend or dividend equivalents will be paid out with respect to any unvested performance awards.

Change in Control.  In the event of involuntary termination of employment within 2 years following a change in control, outstanding options, SARs, restricted stock and restricted stock units under the 2010 Plan will generally be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable, unless otherwise provided in the applicable award agreement. The treatment of all other awards shall be determined by the terms and conditions set forth in the applicable award agreement, or in the sole discretion of the Compensation Committee. Under the 2010 Plan, a change in control is generally defined as:

•	the acquisition by any person of beneficial ownership of 30% or more of either our then outstanding shares or the combined voting power of our then outstanding voting securities;

•	individuals who constitute the continuing directors cease to constitute a least a majority of the board;

•	consummation of a reorganization, amalgamation, merger, consolidation, or business combination involving us, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 20% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	shareholder approval of our liquidation or dissolution.

Adjustments of Awards.  In the event of any corporate event or transaction, such as an amalgamation, merger, consolidation, reorganization, recapitalization, right offering, separation, partial or complete liquidation, share dividend, share split, reverse share split, split up, spin-off, or other distribution of our shares or property to a shareholder (other than an extraordinary dividend), combination of shares, exchange of shares, dividend in-kind, or other like change in capital structure or distribution or any similar corporate event or transaction affecting the number of our outstanding common shares or the common share price that would require adjustments to the 2010 Plan or any awards under the 2010 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2010 Plan;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards and the number of shares underlying outstanding awards); and

•	the grant or exercise price per share of any outstanding awards under the 2010 Plan.

Amendment and Termination.  Our board of directors or the Compensation Committee (with board approval) may terminate, amend or modify the 2010 Plan at any time and from time to time. However, we must generally obtain shareholder approval:

•	to increase the number of shares available under the 2010 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of our common shares on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Expiration Date.  The 2010 Plan will expire on, and no option or other award may be granted pursuant to the 2010 Plan after the 10th anniversary of this offering. Any award that is outstanding on the expiration date of the 2010 Plan will remain in force according to the terms of the 2010 Plan and the applicable award agreement.

Fringe Benefits/Perquisites

Several of the named executive officers receive housing support pursuant to their employment contracts. Mr. Tuovinen, a Finnish national, works and lives with his family in The Netherlands and receives housing support of approximately $42,000 per year. Mr. Jung, a U.S. expatriate who currently resides with his family in The Netherlands, receives approximately $46,700 per year in housing support pursuant to his employment agreement. In addition, we also provide certain of our named executive officers (Messrs. Verhaar, Jung, Tuovinen and Stuyfzand) with automobile allowances, which are set forth in the All Other Compensation table set forth below. In 2009, Mr. Jung also received relocation assistance for his move to The Netherlands, which is also set forth in the All Other Compensation table below as well as a goods and services differential allowance of $7,604.75 per month.

Components of Post-Employment Compensation

Employment Agreements and Severance Benefits

Messrs. Verhaar, Stuyfzand and Tuovinen have employment agreements that are customary for senior management employees based in The Netherlands. Mr. Verhaar’s agreement includes a non-compete provision for a period of two years following termination of employment. He is entitled to severance of two years of continued base salary. Messrs. Stuyfzand and Tuovinen have no specific severance provision in their contracts, although both are subject to notice periods upon resignation and continue to be paid during such notice periods. There are no non-compete provisions for these two individuals, but they are subject to confidentiality agreements. Mr. Jung is currently a U.S. expatriate residing in The Netherlands (as of August 1, 2009). His employment is subject to a letter agreement setting forth the terms of his international assignment, which includes various provisions for housing, tax equalization, annual home leave and a termination and severance provision that provides repatriation and relocation to the U.S. Mr. Jung also entered into a termination agreement with us upon his original date of hire of December 1, 2008. This agreement requires a notice period if he resigns and the payment of one year of base salary, plus prorated bonus compensation if we terminate his employment for reasons other than cause. He and Mr. Reed are currently subject to the provisions of our U.S. Severance Program, which requires endorsement of a severance agreement in exchange for a lump sum severance payment and additional benefits, provided the separation occurs for reasons other than cause.

U.S. Defined Contribution Savings Plan

Upon the Acquisition, a defined contribution Employee Savings Plan was created for all United States-based employees, the Arizona Chemical Savings Plan. The savings plan is a tax-qualified 401(k) plan, and we match employees’ contributions on the following basis: 70 cents on the dollar for the first four percent of the employee’s contribution and 50 cents on the dollar for up to an additional four percent. United States-based members of the senior management team, such as Messrs. Jung and Reed, participate in the savings plan and are subject to the same provisions as other employees. The savings plan is designed to maintain competitive retirement benefits and assist employees in building their retirement fund.

We do not maintain any non-qualified savings plan or any other deferred compensation plan for the named executive officers or any other senior managers. We also do not maintain any tax-qualified or non-qualified defined benefit pension plan.

U.S. Profit Sharing Award

As a means to further enhance retirement savings for United States-based employees, we maintain a discretionary annual profit sharing award under the Employee Savings Plan. This award comes in the form of a discretionary gift contribution made directly to each United States-based salaried employee’s savings plan account based on our performance. Awards were made during the first quarter of 2008 and 2009 and in both cases, were equivalent to four percent of annual base pay for each person.

The award is intended to be variable in nature depending upon the performance of the business. All employees receive the same percent award. United States-based members of the senior leadership team, such as Messrs. Jung and Reed, are eligible for this award.

The award is designed to foster our defined contribution approach to retirement planning and savings and maintain competitive benefits so we may attract and retain employees in the United States. Decisions regarding the timing and payment amount are made by the Compensation Committee in February.

Pension Schemes for Europe-Based Executives

Messrs. Verhaar, Tuovinen and Stuyfzand are participants in a defined contribution, collective pension scheme in The Netherlands with Zwitserleven. The scheme also includes coverage for long-term disability. The employee is required to contribute eight percent of the fixed gross annual salary that exceeds €53,050 per year as the employee’s contribution to the scheme. Bonus compensation is not included in the pensionable salary.

Life Insurance, Long-Term Disability Insurance

In addition to the long-term disability coverage available under the pension schemes for our Europe-based leaders, Messrs. Jung and Reed also are eligible for basic life insurance coverage for our United States-based employees of two times their annual base salary as well as Accidental, Death and Dismemberment insurance of two times their annual base salary, travel accident insurance of the lesser of five times their annual base salary subject to a minimum of $100,000 and a maximum of $1,500,000 and long-term disability coverage of 60% to 66 2/3% of monthly salary; depending on whether the employee qualifies for family or primary Social Security benefits due to disability.

Summary Compensation Table

The following table sets forth certain information concerning annual compensation for our named executive officers during the year ending December 31, 2009.

				Non-Equity	Change in
			Share	Incentive Plan	Pension	All Other
		Salary	Awards	Compensation	Value	Compensation	Total
Name and Principal Position	Year	($)	($)(4)	($)(5)	($)	($)(6)	($)

Cornelis Verhaar	2009	574,012	8,245	731,865	128,880	38,011	1,480,013
President and Chief Executive Officer
Frederic Jung(1)	2009	285,000	41,518	290,700	—	195,074	812,292
Vice President & Chief Financial Officer
Juhani Tuovinen(2)	2009	315,707	7,500	305,261	26,841	70,808	726,117
Vice President & General Manager — Europe
Gary Reed	2009	250,000	7,000	245,140	—	21,760	523,900
Vice President & General Manager — North America
Dick Stuyfzand(3)	2009	222,430	10,602	159,541	34,381	26,322	453,276
Vice President & General Counsel

(1)	Mr. Jung joined us as Chief Financial Officer on December 1, 2008. He was transferred from the United States to The Netherlands on August 1, 2009. All compensation he received in Euros has been converted to U.S. dollars at an exchange rate of 1.43503 (exchange rate as of December 31, 2009).

(2)	Mr. Tuovinen’s compensation was paid in Euros, but for the purposes of this table his compensation has been converted to U.S. dollars at an exchange rate of 1.43503 (exchange rate as of December 31, 2009).

(3)	Mr. Stuyfzand joined us on January 19, 2009. His compensation was paid in Euros, but for the purposes of this table his compensation has been converted to U.S. dollars at an exchange rate of 1.43503 (exchange rate as of December 31, 2009).

(4)	Amounts in the “Share Awards” column above reflect the grant date fair value (as determined in accordance with FASB ASC Topic 718 — Stock Compensation), based on the assumptions set forth in Note 17 of our consolidated financial statements appearing at the end of this prospectus.

(5)	Amounts disclosed in the “Non-Equity Incentive Plan Compensation” column represent amounts earned under our MIP.

(6)	See following table titled “All Other Compensation” for details regarding amounts disclosed in the “All Other Compensation” column for fiscal year 2009.

All Other Compensation Table

			Contributions
			to Defined
		Auto	Contribution	Housing	Relocation
		Allowance	Savings Plan	Assistance	Assistance	Total
Name and Principal Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)

Cornelis Verhaar	2009	38,011	—	—	—	38,011
President and Chief Executive Officer
Frederic Jung	2009	30,820	6,840	18,648	138,766	195,074
Vice President & Chief Financial Officer
Juhani Tuovinen	2009	24,780	—	46,028	—	70,808
Vice President & General Manager — Europe
Gary Reed	2009	—	21,760	—	—	21,760
Vice President & General Manager — North America
Dick Stuyfzand	2009	26,322	—	—	—	26,322
Vice President & General Counsel

(1)	Represents the incremental cost to us relating to Messrs. Verhaar, Tuovinen, Jung and Stuyfzand’s personal use of our provided and owned automobiles which incremental cost is equal to the sum of the lease payments and insurance premium payments made during the applicable fiscal year for each automobile provided to Messrs. Verhaar, Tuovinen, Jung and Stuyfzand, respectively.

(2)	Represents Company contributions made on behalf of the indicated executive officer to the Arizona Chemical Company Employee Savings Plan, a tax-qualified retirement plan for U.S.-based employees of the Company, including Messrs. Jung and Reed.

(3)	Represents payments to cover eligible housing expenses incurred by Mr. Tuovinen and Mr. Jung in connection with their personal residences in The Netherlands.

(4)	Represents eligible expenses incurred by Mr. Jung in connection with his relocation from Chicago, Illinois to Almere, The Netherlands.

Grants of Plan Based Awards

The following table sets forth information regarding awards made to our named executive officers under the MIV I and MIV II plans during the year ending December 31, 2009.

		All Other Share-Based
	Grant	Awards: Number of		Grant Date Fair Value of
Name and Principal Position	Date	Units (#)(1)		Share-Based Awards ($)(5)

Cornelis Verhaar	8/31/09	8,245	(2)	$8,254
President and Chief Executive Officer
Frederic Jung	8/31/09	41,518	(3)	$4,518
Vice President & Chief Financial Officer
Juhani Tuovinen	8/31/09	7,500	(2)	$7,500
Vice President & General Manager — Europe
Gary Reed	8/31/09	7,000	(2)	$7,000
Vice President & General Manager — North America
Dick Stuyfzand	8/31/09	10,602	(4)	$10,602
Vice President & General Counsel

(1)	Represents awards of common profits interests.

(2)	Annual performance based grant.

(3)	Initial grant for joining the plan (40,825) plus partial year performance grant (693)

(4)	Initial grant only.

(5)	As described above under “Grants of Common Profits Interests in MIV I and MIV II”, the 2009 grants were in the form of common profits interests, which entitle the recipient to future profit allowances but generally have $0 value upon grant.

These amounts reflect the grant date fair value (as determined in accordance with FASB ASC Topic 718 — Stock Compensation), based on the assumptions set forth in Note 17 of our consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table sets forth information regarding outstanding awards made to our named executive officers under the MIV I and MIV II plans, as of December 31, 2009.

		Number of Units	Market Value of Units
	Grant	That Have Not	That Have Not
Name and Principal Position	Date	Vested (#)(1)	Vested ($)(2)

Cornelis Verhaar	9/1/08	98,666	$0
President and Chief Executive Officer	8/31/09	8,245
Frederic Jung	8/31/09	41,518	$0
Vice President & Chief Financial Officer
Juhani Tuovinen	2/28/08	38,205	$0
Vice President & General	9/1/08	9,551	$0
Manager — Europe	8/31/09	7,500	$0
Gary Reed	2/28/08	38,205	$0
Vice President & General	9/1/08	9,551	$0
Manager — North America	8/31/09	7,000	$0
Dick Stuyfzand	8/31/09	10,602	$0
Vice President & General Counsel

(1)	Represents common profits interests.

(2)	As described above under “Grants of Common Profits Interests in MIV I and MIV II”, the 2009 grants were in the form of common profits interests, which entitle the recipient to future profit allowances but generally have $0 value upon grant. Although the grants are vested, there is no liquidity unless there is a distribution.

2009 Pension Benefits Table

The following table sets forth certain information concerning pension benefits for our named executive officers who participated in pension schemes maintained for our European-based executives (as described above).

				Payments
		Number of	Present Value of	During
		Years of	Accumulated	the Last
		Credited	Benefit	Fiscal Year
Name and Principal Position	Plan Name	Service (#)	($)(1)	($)

Cornelis Verhaar	ZwitserLeven Contract GN 2595	1 year and 5 months	$159,972	—
President and Chief Executive Officer
Juhani Tuovinen	ZwitserLeven Contract GN 2595	3 years and 6 months	$224,413	—
Vice President & General Manager — Europe
	Finnish Managing Directors of AZC OY in Finland and EU	3 years and 1 month	$41,776	—
Dick Stuyfzand	ZwitserLeven Contract GN 2595	1 Year	$34,381	—
Vice President & General Counsel

(1)	Pension benefits under the ZwitserLeven Contract GN 2595 and the Finnish Managing Directors of AZC OY in Finland and EU accrue in Euros, but for purposes of this table the present value of accumulated benefits under those pension plans have been converted to U.S. dollars based on the exchange rate in effect on December 31, 2009 (1.43503 U.S. dollars per Euro).

Potential Payments Upon Termination or Change in Control

The following tables set forth the estimated value of payments and benefits that our named executive officers would be entitled to receive assuming certain terminations of employment and/or a change in control of Arizona Chemical, in each case, occurring on December 31, 2009. The amounts set forth below are in addition to the amounts they would be entitled to receive pursuant to the pension plan benefits for our European-based executives (Messrs. Verhaar, Tuovinen and Stuyfzand) and any other generally available employee benefit plans (such as disability, life insurance and accidental death).

Upon an executive’s termination for “good reason”, the executive generally receives the same payments and benefits as he would have received if we had terminated his employment without cause. “Good reason” generally means: a substantial adverse change to the executive’s primary responsibilities, reduction of the executive’s base salary or our failure to make bonus payments in accordance with the terms of the executive’s employment agreement, relocation of the executive to a place of business more than 50 miles away from the executive’s current place of business, any other material breach by us of the executive’s employment agreement, or if we deliver a notice of non-renewal of the employment term. Notwithstanding the foregoing, upon receiving notice from an executive that an occurrence constituting good reason has occurred, we will have twenty days following receipt of such notice to cure such event.

Cornelis Verhaar

			Cash-Out Value of
			Equity Based Awards
	Severance		that Vest Upon	Value of Benefits
Triggering Event	Payment		Triggering Event	Continuation

Termination of Employment
By Company for cause or resignation by Executive without good reason	—		$448,013 (3)	—
By Company without cause, pursuant to Company’s election not to extend the employment term, or resignation by Executive for good reason	$1,198,006	(1)	$500,000 (2)	$40,000
By Company without cause or resignation by Executive for good reason within one year of a change in control	$1,198,006	(1)	$500,000 (2)	$40,000
Permanent Disability	$1,018,305	(5)	$500,000	$95,429	(6)
Death	$99,833	(4)	$500,000	$66,801	(6)

(1)	Represents the continuation of base salary for 24 months.

(2)	Represents total value of personal investment in equity plan, which would be restored without penalty.

(3)	Represents total value of personal investment in equity plan, which may be restored at the discretion of the general partner, but most likely minus loan interest.

(4)	Represents two months of salary, paid to spouse or beneficiary.

(5)	Fully-insured disability benefit equivalent to 100% of one-year’s salary and 70% of a second year’s salary.

(6)	Represents the annual value of benefit continuation in the event of permanent disability (for two years for the executive and his spouse) and death (for two years for the executive’s spouse).

Frederic Jung

			Cash-Out Value of
			Equity Based Awards
	Severance		that Vest Upon		Value of Benefits
Triggering Event	Payment		Triggering Event		Continuation

Termination of Employment
By Company for cause or resignation by Executive without good reason	—		$232,644	(4)	—
By Company without cause, pursuant to Company’s election not to extend the employment term, or resignation by Executive for good reason	$456,000	(1)	$250,000	(3)	$13,114	(2)
By Company without cause or resignation by Executive for good reason within one year of a change in control	$456,000	(1)	$250,000	(3)	$13,114	(2)
Disability	—		$250,000	(6)	$170,976	(7)
Death	$23,750	(8)	$250,000	(6)	$570,000	(5)

(1)	Represents 12 months of salary and annual bonus at target (full year).

(2)	Represents 12 months of continued family medical and dental coverage.

(3)	Represents total value of personal investment in equity plan, which would be restored without penalty.

(4)	Represents total value of personal investment in equity plan, which may be restored at the discretion of the general partner, but most likely minus loan interest.

(5)	Represents life insurance lump sum payment of two times annual salary, plus one month of salary.

(6)	Represents payment for death and disability provision of equity plan agreement.

(7)	Annual disability benefit under the Company’s Long-Term Disability Plan (U.S. only), a fully-insured benefit.

(8)	Death benefit of one-month’s salary is paid to the spouse or beneficiary.

Juhani Tuovinen

			Cash-Out Value of
			Equity Based Awards
	Severance		that Vest Upon	Value of Benefits
Triggering Event	Payment		Triggering Event	Continuation

Termination of Employment
By Company for cause or resignation by executive without good reason	—		$205,681(3)	—
By Company without cause, pursuant to Company’s election not to extend the employment term, or resignation by Executive for good reason	$1,291,308	(1)	$260,000(2)	—
By Company without cause or by Executive for good reason within one year of a change in control	$1,291,308	(1)	$260,000(2)	—
Disability	$506,402	(6)	$260,000(4)	$71,397	(7)
Death	$54,942	(5)	$260,000(4)	$49,978	(7)

(1)	Represents a severance payment consistent with Dutch cantonal court formula (Kantonrechtersformule).

(2)	Represents total value of personal investment in equity plan.

(3)	Represents total value of personal investment in equity plan, which may be restored at the discretion of the general partner, but most likely minus loan interest.

(4)	Represents payment for death and disability provision of equity plan agreement.

(5)	Represents two months of salary, paid to spouse or beneficiary.

(6)	Fully-insured disability benefit equivalent to 100% of one-year’s salary and 70% of a second year’s salary.

(7)	Represents the annual value of benefit continuation in the event of permanent disability (for two years for the executive and his spouse) and death (for two years for the executive’s spouse).

Gary Reed

			Cash-Out Value of
			Equity Based Awards
	Severance		that Vest Upon		Value of Benefits
Triggering Event	Payment		Triggering Event		Continuation

Termination of Employment
By Company for cause or resignation by Executive without good reason	—		$158,216	(4)	—
By Company without cause, pursuant to Company’s election not to extend the employment term, or resignation by Executive for good reason	$414,430	(1)	$200,000	(3)	$6,557	(2)
By Company without cause or resignation by Executive for good reason within one year of a change in control	$414,430	(1)	$200,000	(3)	$6,557	(2)
Disability	N/A		$200,000	(6)	$150,020	(7)
Death	$20,833	(8)	$200,000	(6)	$520,833	(5)

(1)	Represents service-related severance of 2 weeks pay for each year or partial year of service and annual bonus at full year target.

(2)	Represents 6 months of continued family medical and dental coverage.

(3)	Represents total value of personal investment in equity plan, which would be restored without penalty.

(4)	Represents total value of personal investment in equity plan, which may be restored at the discretion of the general partner, but most likely minus loan interest.

(5)	Represents life insurance lump sum payment of two times annual salary, plus one month of salary.

(6)	Represents payment for death and disability provision of equity plan agreement.

(7)	Annual disability benefit under our Long-Term Disability Plan (U.S. only), a fully-insured benefit.

(8)	Death benefit of one-month salary is paid to spouse or beneficiary.

Dick Stuyfzand

			Cash-Out Value of
			Equity Based Awards
	Severance		that Vest Upon		Value of Benefits
Triggering Event	Payment		Triggering Event		Continuation

Termination of Employment
By Company for cause or resignation by Executive without good reason	—		$96,102	(3)	—
By Company without cause or pursuant to Company’s election not to extend the employment term, or resignation by Executive for good reason	$161,319	(1)	$100,000	(2)	—
By Company without cause or resignation by Executive for good reason within one year of a change in control	$161,319	(1)	$100,000	(2)	—
Disability	$394,867	(6)	$100,000	(4)	$59,092	(7)
Death	$38,712	(5)	$100,000	(4)	$41,356	(7)

(1)	Represents a severance payment consistent with Dutch cantonal court formula (Kantonrechtersformule).

(2)	Represents total value of personal investment in equity plan, which would be restored without penalty.

(3)	Represents total value of personal investment in equity plan, which may be restored at the discretion of the general partner, but most likely minus loan interest.

(4)	Represents payment for death and disability provision of equity plan agreement.

(5)	Represents two months of salary, paid to spouse or beneficiary.

(6)	Fully-insured disability benefit equivalent to 100% of one-year’s salary and 70% of a second year’s salary.

(7)	Represents the annual value of benefit continuation in the event of permanent disability (for two years for the executive and his spouse) and death (for two years for the executive’s spouse).

2009 Director Compensation Table

The following table sets forth certain information concerning annual compensation for our directors during the year ending December 31, 2009.

Change in
Pension Value
and
	Fees				Nonqualified
	Earned or			Non-equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Leonard Berlik(1)	50,000	N/A	N/A	N/A	N/A	N/A	50,000
John R. Bolton	—	N/A	N/A	N/A	N/A	N/A	—
Petter Johnsson	—	N/A	N/A	N/A	N/A	N/A	—
Dr. Jochen Krautter	50,000	N/A	N/A	N/A	N/A	N/A	50,000
Gerald Marterer	50,000	N/A	N/A	N/A	N/A	N/A	50,000
Sebastien Mazella di Bosco	—	N/A	N/A	N/A	N/A	N/A	—
Andrew Oliver	—	N/A	N/A	N/A	N/A	N/A	—
Eytan Tigay	—	N/A	N/A	N/A	N/A	N/A	——

(1)	In connection with his services as a member of the board of managers of AZ Chem Investments LLC during the one year period ended February 28, 2009, Mr. Berlik received “phantom interests” in AZ Chem Investments Partners LP reflecting the economic equivalent of a $50,000 investment in AZ Chem Investments Partners LP. In connection with his services as a member of the board of managers of AZ Chem Investments LLC during the one year period ended February 28, 2010, Mr. Berlik received $50,000 cash compensation.

PRINCIPAL AND SELLING SHAREHOLDER

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on (i) common shares outstanding immediately prior to the completion of this offering and (ii) common shares to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or           shares, assuming full exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder.

The following table sets forth information regarding the beneficial ownership of our common shares (i) immediately prior to the completion of this offering and (ii) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding common shares;

•	each of our named executive officers;

•	each of our directors and each director nominee; and

•	all of our executive officers, directors and director nominees as a group.

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After this		Owned After this
	Owned Before this		Shares	Offering Without		Offering with Exercise
Name and Address of	Offering		Offered	Exercise of Option		of Option
Beneficial Owner	Number	Percent	Hereby	Number	Percent	Number	Percent

AZ Chem Investments Partners LP(1)(2)		100%			%		%
c/o Rhône Capital III, L.P. 630 5th Avenue, New York, New York 10111
Cornelis Verhaar(3)	—	—%	—	—	—%	—	—%
Frederic Jung(3)	—	—%	—	—	—%	—	—%
Juhani Tuovinen(3)	—	—%	—	—	—%	—	—%
Gary Reed(3)	—	—%	—	—	—%	—	—%
Dick Stuyfzand(3)	—	—%	—	—	—%	—	—%
Leonard Berlik(3)(4)	—	—%	—	—	—%	—	—%
John R. Bolton	—	—%	—	—	—%	—	—%
Petter Johnsson	—	—%	—	—	—%	—	—%
Jochen Krautter(3)	—	—%	—	—	—%	—	—%
Gerald Marterer(3)	—	—%	—	—	—%	—	—%
Sebastien Mazella di Bosco	—	—%	—	—	—%	—	—%
Andrew Oliver	—	—%	—	—	—%	—	—%
Eytan Tigay	—	—%	—	—	—%	—	—%
All executive officers and directors as a group:	—	—%	—	—	—%	—	—%

(1)	AZ Chem Investments Partners LP is controlled by AZ Chem Investments LLC, its general partner, which is managed by a board the members of which are designated by Rhône Partners III L.P., Rhône Coinvestment Partners III L.P. and Rhône Offshore Partners III L.P (together, the “Rhône Funds”). The Rhône Funds are managed by Rhône Capital III L.P., which is the general partner of each Rhône Fund. Rhône Capital III L.P. is managed by Rhône Holdings III LLC, its general partner, which is managed by Rhône Capital, its sole member. Each of AZ Chem Investments LLC, the Rhône Funds, Rhône Capital III L.P., Rhône Holdings III LLC and Rhône Capital disclaim beneficial ownership of the shares held by AZ Chem Investments Partners LP.

(2)	The Rhône Funds, International Paper and AZ Chem MIV I Ltd. and AZ Chem MIV II LP are limited partners in AZ Chem Investments Partners LP. Prior to this offering, the Rhône Funds held a % limited partnership interest in AZ Chem Investments Partners LP, while International Paper held a % limited partnership interest and members of our management, through their interests in AZ Chem MIV I Ltd. and AZ Chem MIV II LP, held a % limited partnership interest.

(3)	For a discussion of interests certain members of our management and board of directors have in AZ Chem MIV I Ltd. and AZ Chem MIV II LP, see “Executive Compensation — Components of Direct Compensation — AZ Chem MIV I Ltd. and AZ Chem MIV II LP”.

(4)	In connection with his services as a member of the board of managers of AZ Chem Investments LLC for the one year periods ended February 28, 2008 and February 28, 2009, Mr. Berlik received “phantom interests” in AZ Chem Investments Partners LP reflecting the economic equivalent of a $100,000 investment in AZ Chem Investments Partners LP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Rhône Capital

As described under “Business — Transactions with Rhône Capital and International Paper”, Rhône Capital acquired us from International Paper on February 28, 2007.

Prior to this offering, the Rhône Funds held a     % limited partnership interest in AZ Chem Investments Partners LP, our parent, and control AZ Chem Investments LLC, the general partner and manager of AZ Chem Investments Partners LP. As a result, the Rhône Funds control AZ Chem Investments Partners LP and therefore control us.

Management Agreement

In connection with the Acquisition, we entered into a Management Agreement with Rhône Group L.L.C., an affiliate of Rhône Capital, pursuant to which Rhône Group L.L.C., in exchange for providing certain monitoring and other management services and assistance, is entitled to receive a management fee of €1,000,000 per year, payable semi-annually on each January 1 and July 1 and reimbursement of out-of-pocket expenses. Fees and expenses totaled $1.5 million, $2.0 million and $1.3 million for the years ended December 31, 2009 and 2008 and the ten-month period ended December 31, 2007, respectively. We currently expect that the Management Agreement will be amended in connection with this offering for a fee of €5.0 million payable by us to Rhône Group L.L.C. and the management fee will no longer be paid following the completion of the offering.

Settlement Agreement

On November 17, 2009, we entered into a Settlement Agreement and Mutual Release, which we refer to as the “Settlement Agreement”, with AZ Chem Luxembourg Holdings S.à r.l., our parent before giving effect to the Reorganization and an affiliate of Rhône Capital, and International Paper pursuant to which we and AZ Chem Luxembourg Holdings S.à r.l. agreed to settle a number of claims against International Paper in exchange for a variety of consideration, including a payment to AZ Chem Luxembourg Holdings S.à r.l.

Under the terms of the Settlement Agreement, in the event that we make an out-of-pocket payment in respect of (i) the closure of a landfill acquired from Stora Enso that is less than $773,000, or (ii) the soil and groundwater contamination at our facility in Sandarne, Sweden that is less than $250,000, we are required to pay International Paper 50% of the difference between that amount and our actual out-of-pocket costs for that claim.

Purchase and Contribution of Our Indebtedness

In a series of transactions during the second half of 2008, the Rhône Funds acquired approximately $27.2 million of the debt outstanding under our Second Lien Credit Agreement. The Rhône Funds contributed $9.5 million of this debt to AZ Chem Investments Partners LP and then AZ Chem Investments Partners LP contributed this debt to us in accordance with the terms of our credit agreements, which debt was then extinguished. In consideration for this contribution, the Rhône Funds received special preferred equity interests in AZ Chem Investments Partners LP.

We pay the Rhône Funds interest on the second lien debt they hold in accordance with the terms of our Second Lien Credit Agreement. The total amount of interest paid to the Rhône Funds on this debt as of December 31, 2009 was $1.5 million.

Management Loans

As described under “Executive Compensation”, two management incentive vehicles, or MIVs, were established in connection with the Acquisition to enable our management to invest indirectly in our equity. Beginning in July 2007, we provided loans to certain members of our management to assist them in financing a portion of these investments. Each of these loans bears interest at a rate of 7.88%.

On September 11, 2008, we loaned Cornelis Verhaar, our President and Chief Executive Officer, $500,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $557,752, representing a repayment of principal of $500,000 and a payment of accrued and unpaid interest of $57,752.

On February 11, 2009, we loaned Frederic Jung, our Vice President and Chief Financial Officer, $250,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $270,149, representing a repayment of principal of $250,000 and a payment of accrued and unpaid interest of $20,149.

On July 2, 2007, we loaned Juhani Tuovinen, our Vice President and General Manager — Europe, $260,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $317,602, representing a repayment of principal of $260,000 and a payment of accrued and unpaid interest of $57,602.

On July 2, 2007, we loaned David Cowfer, our Vice President, Human Relations and Corporate Communications, $150,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $183,232, representing a repayment of principal of $150,000 and a payment of accrued and unpaid interest of $33,232.

On July 2, 2007, we loaned Gary Reed, our Vice President and General Manager — North America, $200,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $244,309, representing a repayment of principal of $200,000 and a payment of accrued and unpaid interest of $44,309.

On June 20, 2007, we loaned Gerald Marterer, a member of our board of directors, $500,000 in connection with his participation in the MIVs. On February 19, 2010, this loan was assigned to AZ Chem Investments Partners LP for a payment to us of $612,298, representing a repayment of principal of $500,000 and a payment of accrued and unpaid interest of $112,298.

Shareholders Agreement

Pursuant to the terms of the limited partnership agreement of AZ Chem Investments Partners LP, each of the Rhône Funds, International Paper and each of the MIVs, which we refer to below as the “Partners”, has the right to require that AZ Chem Investments Partners LP distribute to such Partner its pro rata portion of our shares held by AZ Chem Investments Partners LP beginning 180 days after the completion of this offering.

Prior to the completion of this offering, we will enter into a shareholders agreement with the Partners that will provide, among other matters, for piggyback registration rights following a distribution of our common shares to the Partners at any time that the Partners are not entitled to sell shares in accordance with Rule 144 under the Securities Act. If at any time we intend to file a registration statement under the Securities Act (with certain exceptions) covering a primary or secondary offering of any of our common shares, we will advise each party to the shareholders agreement of its right to have its common shares included in such registration. Upon receipt of a timely request, we will include in the registration statement all of our common shares that a party requests for inclusion in the registration statement, and we will use commercially reasonable efforts to effect the registration of those shares. Any sale of our common shares in a piggyback registration will be subject to customary cutback rights, giving priority to primary sales of shares by us. However, if we determine not to proceed with a proposed registration, then we may, at our election, give written notice of that decision to the Partners and be relieved of our registration obligation. The shareholders agreement will impose additional restrictions on the ability of the MIVs to exercise piggyback registration rights. We will pay all registration expenses in connection with a piggyback registration, including all registration, filing and qualification fees, all printing expenses and all listing fees, but excluding underwriting discounts and commissions of selling shareholders and fees and disbursements of counsel for selling shareholders.

Director and Officer Indemnification

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

We are in the process of obtaining directors’ and officers’ insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties. Such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act.

Policy Concerning Related Party Transactions

In connection with this offering, we will adopt a formal written policy concerning related party transactions. Under the policy, our employees, officers and directors will be discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their supervisors or our law department. Pursuant to its charter, our Audit Committee will be required to then evaluate each related person transaction for the purpose of recommending to the disinterested members of our board of directors that the transactions are fair, reasonable and within our policy, and should be ratified and approved by the board. In evaluating such proposed transactions, the Audit Committee will be required to consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including: the benefits of the transaction to our company; the terms of the transaction and whether they are arm’s-length and in the ordinary course of our company’s business; the direct or indirect nature of the related person’s interest in the transaction; the size and expected term of the transaction; and other facts and circumstances that bear on the materiality of the related person transaction under applicable law and listing standards. Our Audit Committee will recommend approval of only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

DESCRIPTION OF OUR INDEBTEDNESS

On February 28, 2007, in connection with the Acquisition, (1) Arizona Chem Sweden Holdings AB and certain of its European and U.S. subsidiaries entered into a First Lien Credit and Guaranty Agreement with certain lenders and with Goldman Sachs Credit Partners L.P. and Bank of America, N.A., as agents (the “First Lien Credit Agreement”), and (2) certain of our U.S. subsidiaries entered into a Second Lien Credit and Guaranty Agreement with certain lenders and with Goldman Sachs Credit Partners L.P. and CapitalSource Finance LLC, as agents (the “Second Lien Credit Agreement”). The First Lien Credit Agreement was amended as of July 1, 2008, July 24, 2008 and November 14, 2008. The Second Lien Credit Agreement was amended as of July 24, 2008.

First Lien Credit Agreement

The First Lien Credit Agreement consists of (1) a five-year $60.0 million revolving credit facility and (2) six-year term loans in the original amount of (i) €75.9 million to Arizona Chemical AB, our European subsidiary borrower (the “European term loans”) and (ii) $150 million to AZ Chem US Inc., our U.S. subsidiary borrower (the “U.S. term loans”). The revolving credit facility includes borrowing capacity available for letters of credit and for swing line loans (that is, borrowings on same-day notice). In addition, we may request the establishment of an incremental term loan facility in an aggregate amount not to exceed $75.0 million, subject to receipt of commitments from the first lien term loan lenders or from other eligible lending institutions acceptable to the administrative agent.

Interest Rate and Fees

The borrowings under the First Lien Credit Agreement bear interest at a rate equal to an applicable margin plus, as specified in the First Lien Credit Agreement, either (1) a base rate determined by reference to the highest of (i) the prime rate (being the rate of interest quoted in The Wall Street Journal, Money Rates Section as the prime rate) and (ii) the federal funds rate plus 1/2 of 1%, or (2) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs.

The applicable margin for borrowings under the revolving credit facility is 2.25% with respect to LIBOR borrowings, provided that such margin will be reduced to (1) 2.00% where the leverage ratio (as described below under “— Certain Covenants and Events of Default”) is less than 4.5x and equal to or greater than 4.0x, (2) 1.75% where the leverage ratio is less than 4.0x and equal to or greater than 3.5x, and (3) 1.50% where the leverage ratio is less than 3.5x.

The applicable margin for borrowings under the revolving credit facility that are base rate loans as well as for swing line loans is equal to the applicable margin for revolving LIBOR borrowings set forth in the preceding paragraph minus 1.00% per annum.

The applicable margin for U.S. term loans that are LIBOR borrowings is 2.00% per annum, and the applicable margin for U.S. term loans that are base rate borrowings is 1.00% per annum. The applicable margin for European term loans is 2.25% per annum.

In addition to paying interest on outstanding principal under the First Lien Credit Agreement, we are also required to pay the lenders a commitment fee on unused commitments under the revolving credit facility (taking into account letter of credit usage) at a rate equal to either 0.50% per annum or, if our leverage ratio is less than 4.0x, 0.375% per annum. We are also required to pay letter of credit fees on unused letter of credit drawings at the same rates as apply to unused commitments under the revolving facility. During the existence of any payment default under the First Lien Credit Agreement, the margin on all obligations under the First Lien Credit Agreement shall increase by 2% per annum.

Amortization and Availability

The First Lien Credit Agreement requires us to continue making quarterly amortization payments of the term loans in quarterly amounts equal to 1/4 of 1% of the total outstanding principal amount for each quarter through and including the quarter ending December 31, 2012. The remaining principal balance of the term loans is payable at the end of the sixth year in a lump-sum equal to the outstanding principal at that time. The aggregate amount of the term loans outstanding under the First Lien Credit Agreement as of December 31, 2009 was $218.5 million.

No amounts were outstanding on the revolving credit facility at December 31, 2009.

Prepayments

The First Lien Credit Agreement requires us, subject in each case to certain exceptions, to prepay outstanding term loans in an amount equal to:

•	100% of the net cash proceeds of all asset sales and dispositions by Arizona Chem Sweden Holdings AB and its subsidiaries, subject to certain exceptions;

•	100% of the net cash proceeds from any payment received by Arizona Chem Sweden Holdings AB and its subsidiaries in respect of any casualty insurance claim or condemnation proceeding, subject to certain exceptions;

•	100% of the net cash proceeds of issuances of certain debt obligations by Arizona Chem Sweden Holdings AB and its subsidiaries;

•	50% of the net cash proceeds from capital contributions to and equity issuances by AZ Chem Investments Partners LP (other than equity issued to the MIVs), AZ Chem Luxembourg Finance S.à r.l., Arizona Chem Sweden Holdings AB or any of its subsidiaries, including a step-down to 25% of net cash proceeds where our leverage ratio is equal to or less than 3.5x for the relevant period; and

•	50% of Arizona Chem Sweden Holdings AB and its subsidiaries’ annual excess cash flow (as defined in the First Lien Credit Agreement) minus certain voluntary prepayments during such period, including a step-down to 25% of excess cash flow with respect to any period to the extent our leverage ratio is equal to or less than 3.5x for such period.

Voluntary prepayments and commitment reductions are permitted in whole or in part, without premium or penalty, subject to minimum prepayment or reduction requirements.

Guaranty and Security

All of our obligations under the First Lien Credit Agreement are unconditionally guaranteed by substantially all of our existing and subsequently acquired or organized subsidiaries. The obligations under the First Lien Credit Agreement (including the guarantees) are secured by substantially all of our present and future assets and all present and future assets of each guarantor, including but not limited to (1) a first-priority pledge of all of our common shares and all of the outstanding common shares owned by us or any guarantor in any domestic subsidiary, (2) a first-priority pledge of 66% of the outstanding capital stock owned by us or any guarantor in any first-tier foreign subsidiary, and (3) perfected first-priority security interests in all of our other present and future assets and the other present and future assets of each guarantor, subject to certain limited exceptions.

Certain Covenants and Events of Default

The First Lien Credit Agreement contains customary representations and warranties, subject to limitations and exceptions, and customary covenants restricting our ability to, among other things and subject to various exceptions:

•	declare dividends, make distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase other debt;

•	incur liens or grant negative pledges;

•	make loans and investments and enter into acquisitions and joint ventures;

•	incur additional indebtedness;

•	amend or otherwise alter or waive any material rights under any organizational document, certain transaction documents relating to the Acquisition or any permitted debt agreements;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales;

•	engage in sale and lease-back transactions;

•	conduct transactions with affiliates;

•	alter the nature of our businesses; or

•	change our fiscal quarter or our fiscal year.

The First Lien Credit Agreement also contains certain financial covenants based on our Adjusted EBITDA. A leverage ratio covenant requires that we maintain a consolidated total debt to Adjusted EBITDA ratio that does not exceed (a) 5.5x on the last day of the fiscal quarter ending on December 31, 2009, (b) 4.5x on the last day of each fiscal quarter ending on March 31, June 30, September 30 and December 31, 2010, and (c) 4.0x on the last day of each subsequent fiscal quarter beginning with the fiscal quarter ending March 31, 2011. An interest coverage ratio covenant requires that we maintain an Adjusted EBITDA to consolidated interest expense ratio (in each case for the four preceding fiscal quarter period) of greater than (x) 2.0x on the last day of the fiscal quarter ending December 31, 2009, (y) 2.25x on the last day of each fiscal quarter ending on March 31, June 30, September 30 and December 31, 2010, and (z) 2.5x on the last day of each subsequent fiscal quarter beginning with the fiscal quarter ending March 31, 2011.

The First Lien Credit Agreement also contains certain customary affirmative covenants. As of December 31, 2009, we were in compliance in all material respects with all covenants and provisions in the First Lien Credit Agreement.

Events of default under the First Lien Credit Agreement include, but are not limited to:

•	our failure to pay principal, interest, fees, reimbursement in respect of any drawing under a letter of credit, or other amounts under the First Lien Credit Agreement when due (taking into account any applicable grace period);

•	any representation or warranty proving to have been materially incorrect when made or deemed made;

•	with respect to certain covenants, covenant defaults (taking into account any applicable grace period);

•	bankruptcy events;

•	a cross-default or, in certain circumstances, cross-acceleration to certain other debt;

•	unsatisfied final judgments over certain specified thresholds;

•	a change of control;

•	certain ERISA defaults; and

•	the invalidity or impairment of any loan document or any security interest in relation to the First Lien Credit Agreement.

In addition, the First Lien Credit Agreement includes customary provisions regarding breakage costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability and payments free and clear of withholding.

Borrowings under the First Lien Credit Agreement are subject to the accuracy of representations and warranties (including the absence of any material adverse effect on and/or material adverse development with respect to our business, operations, properties, assets or condition) and the absence of any defaults or events of default (including as a result of the prospective additional borrowing).

Second Lien Credit Agreement

The provisions of the Second Lien Credit Agreement, which consists solely of a seven-year term loan in the original amount of $125 million to AZ Chem US Inc., our U.S. subsidiary borrower (the “second lien term loans”), are substantially identical to the corresponding provisions of the First Lien Credit Agreement described above with the following principal exceptions:

•	the agreement does not establish a revolving credit facility, nor does it include sub-facilities for swing line loans and letters of credit or require payment of any related fees;

•	no scheduled amortization payments are required;

•	the incremental term loan facility is for an amount of up to only $25 million in the aggregate;

•	mandatory prepayments are required only at such time as all amounts outstanding under the First Lien Credit Agreement have been paid and all commitments thereunder have been terminated, or otherwise with the consent of the first lien lenders;

•	the agreement does not require maintenance of a specified interest coverage ratio although it does require maintenance of a specified leverage ratio fixed at a level 0.25% higher than the leverage ratio specified in the First Lien Credit Agreement; and

•	the borrowings are guaranteed by, and secured by the assets of, certain of our U.S. subsidiaries but not by Holdings, the European borrower, or any of our other European subsidiaries.

Borrowings under the Second Lien Credit Agreement bear interest at a rate equal to either (a) a base rate plus a margin of 4.50% per annum or (b) a LIBOR rate plus a margin of 5.50% per annum, with each such rate being determined as described above under “— First Lien Credit and Guaranty Agreement — Interest Rate and Fees”.

As of December 31, 2009, the aggregate amount of term loans outstanding under the Second Lien Credit Agreement was $115.5 million, and we were in compliance in all material respects with all covenants and provisions in the Second Lien Credit Agreement.

DESCRIPTION OF SHARE CAPITAL

The following summary is a description of the material terms of our share capital. We have filed our certificate of incorporation and memorandum of association and bye-laws as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information”. The following summary also highlights material differences between Bermuda and Delaware corporate laws.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 43973. We were incorporated on February 12, 2010 under the name Arizona Chemical Ltd. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

Our authorized share capital consists of      common shares of par value $0.01 per share and      preference shares of par value $0.01 per share.

Pursuant to our bye-laws, subject to the requirements of the NYSE and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Immediately following the completion of this offering, there will be      common shares issued and outstanding. No preference shares will be issued or outstanding at that time. All of our issued and outstanding common shares prior to completion of this offering are and will be fully paid, and all of our shares to be issued in this offering will be issued fully paid.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Voting

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Holders of common shares will vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors.

Any individual who is a shareholder of the Company and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as the board may determine.

The Companies Act also provides that shareholders may take action by written consent. Subject to the following, anything (except for the removal of an auditor before the expiration of the term of his office or director before the expiration of the term of his office) which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may, without a meeting and without any previous notice being required, be done by resolution in writing signed by, or in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, the shareholders who, at the date that the proposed resolution in writing is circulated, would be entitled to attend a meeting and vote on the resolution.

A resolution in writing may be signed by, or in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, all the shareholders, or all the shareholders of the relevant class thereof, in as many counterparts as may be necessary. A resolution in writing is effective once signed by all of the shareholders on the date that the last shareholder signs the resolution.

Dividends

We have not declared or paid any cash dividends on our common shares since our inception. We do not anticipate paying any cash dividends on our issued capital for the foreseeable future and are currently prohibited from doing so under our credit agreements. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our credit agreements;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations. As a result, we will depend upon distributions from our subsidiaries to pay any dividends.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities, issued share capital and share premium accounts. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Arizona Chemical Ltd. We currently have      authorized preference shares. We have no present plans to issue any preference shares. See “Risk Factors — Risks Related to Holdings Shares in a Bermuda Company — We May Issue Preference Shares and Our Bye-Laws and Bermuda Law May Discourage Takeovers, Which Could Affect the Rights of Holders of Our Common Shares”.

Registration Rights

The Rhône Funds, International Paper and the MIVs will have certain share rights with respect to the common shares that they will retain following this offering. See “Shares Eligible for Future Sale”

for a discussion of the common shares that may be sold into the public market in the future, and “Certain Relationships and Related Party Transactions — Shareholders Agreement” for a discussion of share rights.

Transfer Agent and Registrar

The register of members will be maintained at the registered office of the Company in Bermuda in accordance with Bermuda law, and a branch register will be maintained in the United States by          , who will serve as branch registrar and transfer agent.

Lock-Up Agreements

All current shareholders are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares of the Company, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances. These agreements are discussed further in “Shares Eligible for Future Sale — Sales of Restricted Shares”.

Bermuda Law

We are an exempted company organized under the laws of Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law, our memorandum of association and our bye-laws. The laws of Bermuda differ in some material respects from laws generally applicable to U.S. corporations and their stockholders. The following is a summary of material provisions of Bermuda law and our organizational documents not discussed above.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Rights in Liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the combined voting power constitutes a quorum.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s certificate of incorporation, its memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. We maintain a register of members at the registered office of the Company in Hamilton, Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Classified Board of Directors; Election and Removal of Directors

Our board of directors is divided into three classes of directors serving staggered three year terms. As a result, approximately one-third of our board of directors will be elected each year. The number of directors that comprise our board of directors will be determined by our board of directors. The board may change the number of directors from time to time, subject to a minimum of three and a maximum of 15 directors. Our board currently has nine members. Directors may only be removed for cause, by vote of shares representing a majority of the combined voting power of all holders of common shares voting together as a single class, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. The existence of a classified board of directors may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies with its own nominees.

Board Actions

The bye-laws of the Company provide that its business is to be managed and conducted by its board of directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of a director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting. A director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) can not borrow from us (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme), unless shareholders holding 90% of the total voting rights have consented to the loan.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We are in the process of purchasing a directors’ and officers’ liability policy for such a purpose.

Amendment of Memorandum of Association and Bye-Laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Appraisal Rights

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of his or her shares. Under Bermuda law and our bye-laws, the amalgamation of Arizona Chemical Ltd. with another company or corporation (other than certain affiliated companies) requires an amalgamation agreement to first be approved and then recommended by our board of directors and by resolution of our shareholders. Our bye-laws provide that a simple majority of the shareholders voting at such meeting is required to approve the amalgamation agreement.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Takeovers/Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

•	By a procedure under the Companies Act 1981 known as a “scheme of arrangement”. A scheme of arrangement could be effected by obtaining the agreement of the Company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

•	If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

•	Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Delaware Law

The terms of share capital of corporations incorporated in the United States, including Delaware, differ from corporations incorporated in Bermuda. The following discussion highlights material differences of the rights of a shareholder of a Delaware corporation compared with the rights of our shareholders under Bermuda law, as outlined above.

Under Delaware law, a corporation may indemnify its director or officer (other than in action by or in the right of the corporation) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law provides that a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors. With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding shares of all classes having a preference upon the distribution of assets.

Delaware law permits corporations to have a classified board of directors. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders. Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law, and the court generally has discretion in such actions to permit the winning party to recover attorneys’ fees.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common shares, and we cannot assure you that a liquid trading market for our common shares will develop or be sustained after this offering. Future sales of substantial amounts of common shares, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. Immediately prior to the closing of the offering, we will have one holder of common shares, AZ Chem Investments Partners LP.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately
           common shares. Of these shares,           common shares to be sold in this offering, or           common shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144, which is discussed below.

AZ Chem Investments Partners LP, the holder of all of our currently outstanding shares, is subject to a lock-up agreement under which it has agreed not to transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed below.

As a result of the lock-up agreement described below and the provisions of Rule 144 under the Securities Act, we expect the remaining           of our common shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months and who has beneficially owned our common shares for at least six months may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned our common shares for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All such sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described below, approximately           shares of our outstanding restricted securities will be eligible for sale under Rule 144.

Lock-Up Agreements

We and the selling shareholder have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions. Goldman, Sachs & Co. may, in its sole discretion release any of these shares from these restrictions at any time without notice. See “Underwriting”.

MATERIAL BERMUDA AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.S. Federal Income Tax Considerations

Certain Issues Relating to Our U.S. Federal Income Tax Treatment

This section describes the material United States federal income tax consequences of owning and disposing of the common shares. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to you as owner of the shares. In particular, it applies to you only if you acquire your shares in this offering and you hold your shares as capital assets for tax purposes. This discussion addresses only U.S. federal income tax consequences and does not address the tax treatment of the ownership and disposition of the shares under applicable state or local laws of any jurisdiction. This section does not apply to you (i) with respect to shares which you already own at the time of the offering, in particular, this section does not discuss the tax consequences of the restructuring which was completed immediately prior to this offering (as described under “Business — Corporate Structure and Reorganization” above; the “Restructuring”) to an existing holder of shares at the time of the Restructuring, or (ii) if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a financial institution;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting shares;

•	a person that holds shares as part of a straddle or a hedging or conversion transaction;

•	a U.S. expatriate; or

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Bermuda.

If a partnership holds the shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares.

You are a U.S. Holder if you are a beneficial owner of shares and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial owner of shares that is not a United States Holder.

You should consult your own tax advisor regarding the United States federal, state and local and the Bermuda and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Distributions

U.S. Holders.  Subject to the passive foreign investment company (or “PFIC”) rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary income. If you are a noncorporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income, provided that, in the year that you receive the dividend, the shares are readily tradable on an established securities market in the United States. Our common shares will be listed on the NYSE, which is an established securities market in the United States.

The dividend is taxable to you when you receive it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

We expect that following the Offering we will be 50% or more owned, by vote or value, by United States persons and that at least 10% of our earnings and profits will be attributable to sources within the United States. Accordingly, we expect that for foreign tax credit purposes, a portion of our dividends will be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends will be calculated as follows: the numerator of such ratio will be the portion of our earnings and profits from sources within the United States for such taxable year, and the denominator will be the total amount of our earnings and profits for such taxable year. However, we do not expect to provide U.S. Holders with such ratio. The remaining portion of the dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. In general, your ability to use foreign tax credits may be limited and is dependent on your particular circumstances. U.S. Holders should consult their own tax advisors with respect to these matters.

Controlled Foreign Corporation Rules.  A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “subpart F income”, even if the subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales and manufacturing income.

Rhône Capital has informed us that it intends to take the position that Arizona Chemical Ltd. and certain of its foreign subsidiaries are CFCs for United States federal income tax purposes. Accordingly, United States persons who might, directly, indirectly or constructively, acquire 10% or more of the common shares of the Issuer or any of its subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Non-U.S. Holders.  Dividends paid to you in respect of shares will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders.  Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares, you will recognize capital gain or loss equal to the difference between the amount that you realize and your tax basis in your shares. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders.  You will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

In general, with respect to U.S. Holders, a foreign corporation will be a PFIC if for any taxable year in which such corporation’s shares are held by U.S. Holders, at least 75% of the gross income for the taxable year is passive income or at least 50% of the value of such corporation’s assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income.

We believe that your shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Tax.

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States; and

•	the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

Additionally, backup withholding (currently at a rate of 28%) may apply to such payments if you are a noncorporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•	other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax; and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

The Company, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and           are the representatives of the underwriters.

Number of
Underwriters	Shares

Goldman, Sachs & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from AZ Chem Investments Partners LP. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Full
Paid by the Company	No Exercise	Exercise

Per Share	$	$
Total	$	$

Full
Paid by the Selling Shareholder	No Exercise	Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and the selling shareholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common shares on the New York Stock Exchange under the symbol “ARZ”. In order to meet one of the requirements for listing the common shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (2) where no consideration is given for the transfer or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co. is a lender under both our First Lien Credit Agreement and our Second Lien Credit Agreement, the administrative agent and collateral agent under our First Lien Credit Agreement and served as lead arranger, bookrunner and syndication agent under both our First Lien Credit Agreement and our Second Lien Credit Agreement. We intend to use our net proceeds from the shares that we sell in this offering to repay $      million of borrowings under our First Lien Credit Agreement. As a result, affiliates of Goldman, Sachs & Co. may receive a portion of the proceeds of this offering through such repayment. The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

The Company and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF COMMON SHARES

The validity of the common shares offered hereby will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. Certain legal matters relating to this offering will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedules of Arizona Chem Sweden Holdings AB and subsidiaries included in this prospectus as of December 31, 2009 and 2008, and for the years then ended and the ten month period ended December 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Arizona Chemical Division of International Paper Company included in this prospectus for the two months ended February 28, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

All the information set forth in “Industry” and certain of the information set forth in “Business” has been included in reliance upon Arthur D. Little Benelux S.A./N.V.’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act, with respect to our common shares to be sold in the offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and our common shares to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. You may read and copy this information, including the exhibits and schedules to the registration statement, without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our filings with the SEC, including our registration statement, are also available to you on the Securities and Exchange Commission’s website www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirement of the Exchange Act, and we intend to file reports, proxy statements and other information with the SEC.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2009 and 2008, the Ten Month Period Ended December 31, 2007, and the Two Month Period Ended February 28, 2007 (Predecessor)	F-5
Consolidated Statements of Shareholder’s Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009 and 2008, the Ten Month Period Ended December 31, 2007, and the Two Month Period Ended February 28, 2007 (Predecessor)
F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, the Ten Month Period Ended December 31, 2007, and the Two Month Period Ended February 28, 2007 (Predecessor)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Arizona Chem Sweden Holdings AB
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Arizona Chem Sweden Holdings AB and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows for the years then ended and the ten month period ended December 31, 2007. Our audits also included the related financial statement schedules listed in the Index at Item 16. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Arizona Chem Sweden Holdings AB and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 and the ten month period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Certified Public Accountants

Jacksonville, Florida
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Arizona Chemical Company
Jacksonville, Florida

We have audited the accompanying consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows of the Arizona Chemical Division of International Paper Company (the “Division”) for the two months ended February 28, 2007. Our audit also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Division’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations of the Division and its cash flows for the two months ended February 28, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained for the Division by International Paper Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Division had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from corporate office items applicable to International Paper Company as a whole.

As discussed in Note 1 to the financial statements, on February, 28, 2007, Rhône Capital III completed the purchase of the Division.

Certified Public Accountants

Jacksonville, Florida
August 10, 2007 (March 9, 2010 as to the financial statements schedule)

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$47,023	$34,048
Accounts receivable, less allowance for doubtful accounts of $1,000 and $1,279, respectively	99,702	121,714
Inventory	89,124	135,075
Deferred income taxes	3,038	5,769
Prepaid expenses and other current assets	12,863	11,830

Total current assets	251,750	308,436
Property, plant and equipment, net	224,945	223,234
Intangible assets, net	113,540	135,179
Investment in affiliate	11,583	11,192
Other assets	16,191	13,043

Total assets	$618,009	$691,084

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$82,826	$106,706
Accrued liabilities	42,888	40,132
Current portion of long-term debt	3,935	2,786

Total current liabilities	129,649	149,624
Deferred income taxes	39,645	42,001
Long-term debt	330,823	380,619
Capital lease obligations	3,796	3,983
Other liabilities	16,489	19,348

Total liabilities	520,402	595,575
Commitments and contingencies (Note 15)
Shareholder’s equity:
Common shares, $14.25 par value — issued and outstanding 1,000 shares	14	14
Paid-in capital	135,661	137,338
Accumulated deficit	(41,791)	(53,889)
Accumulated other comprehensive income	3,723	12,046

Total shareholder’s equity	97,607	95,509

Total liabilities and shareholder’s equity	$618,009	$691,084

See Notes to Consolidated Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Net sales	$767,465	$1,001,988	$723,797	$132,070
Cost of goods sold	646,986	868,536	642,341	113,074

Gross profit	120,479	133,452	81,456	18,996

Operating expenses (income):
Selling, general and administrative	78,200	91,936	86,684	12,899
Unrealized foreign currency exchange (gains) losses	(9,347)	20,304	—	—
Restructuring and impairment	26,395	15,513	114	—
Other operating income	(5,537)	—	—	—

Total operating expenses (income)	89,711	127,753	86,798	12,899

Operating income (loss)	30,768	5,699	(5,342)	6,097
Interest (expense) income, net	(16,546)	(29,523)	(28,775)	118
Loss on interest rate swaps, net	(2,541)	(9,311)	(2,275)	—
Other income	3,635	1,879	—	—

Income (loss) before income tax expense (benefit) and equity in earnings of affiliates, net of taxes	15,316	(31,256)	(36,392)	6,215
Income tax expense (benefit)	3,831	(4,277)	(8,913)	2,614
Equity in earnings of affiliates net of taxes of $356, $218, $114, and $51, respectively	613	380	189	84

Net income (loss)	$12,098	$(26,599)	$(27,290)	$3,685

Earnings per share:
Basic and diluted	$12,098	$(26,599)	$(27,290)
Weighted average common shares outstanding	1,000	1,000	1,000

See Notes to Consolidated Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY AND
COMPREHENSIVE INCOME (LOSS)

					Accumulated
					Other
			Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total
	(In thousands, except per share amounts)

PREDECESSOR
Balance of Divisional Control Account at January 1, 2007						$362,854
Net income						3,685
Foreign currency translation adjustment						(1,364)

Comprehensive income (net of benefits distributed through group tax sharing agreement with International Paper)						2,321
Funding provided to International Paper						(2,032)
Change in cumulative translation adjustment due to International Paper						41

Balance of Divisional Control Account at February 28, 2007						$363,184

SUCCESSOR
Balance at March 1, 2007	1,000	$14	$129,986	$—	$—	$130,000
Net loss	—	—	—	(27,290)	—	(27,290)
Foreign currency translation adjustment	—	—	—	—	(297)	(297)
Net gain from pension plans, net of tax	—	—	—	—	1,632	1,632

Comprehensive loss						(25,955)

Balance at December 31, 2007	1,000	14	129,986	(27,290)	1,335	104,045

Contribution of debt by Rhône Capital	—	—	7,352	—	—	7,352

Net loss	—	—	—	(26,599)	—	(26,599)
Foreign currency translation adjustment	—	—	—	—	12,755	12,755
Net loss from pension plans, net of tax	—	—	—	—	(2,044)	(2,044)

Comprehensive loss						(15,888)

Balance at December 31, 2008	1,000	14	137,338	(53,889)	12,046	95,509

Distribution to parent	—	—	(1,677)	—	—	(1,677)

Net income	—	—	—	12,098	—	12,098
Foreign currency translation adjustment	—	—	—	—	(5,902)	(5,902)
Net loss from pension plans, net of tax	—	—	—	—	(2,421)	(2,421)

Comprehensive income						3,775

Balance at December 31, 2009	1,000	$14	$135,661	$(41,791)	$3,723	$97,607

See Notes to Consolidated Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
	(In thousands)
Operating activities
Net income (loss)	$12,098	$(26,599)	$(27,290)	$3,685
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	40,615	34,210	28,813	4,422
Change in fair value of interest rate swaps	(5,715)	5,183	3,417	—
(Gain) loss on unrealized foreign exchange	(9,347)	20,304	—	—
Impairment loss	18,109	7,003	—	—
Gain on extinguishment of debt	—	(2,150)	—	—
Loss (gain) on disposal of property, plant and equipment	63	(75)	22	—
Gain on acquisition	(2,142)	—	—	—
Amortization of debt issuance costs	2,520	2,896	2,237	—
Deferred income tax expense (benefit)	2,920	(4,191)	(10,710)	(119)
Provision for bad debts	144	567	240	—
Equity in undistributed earnings of investment in affiliate	(395)	(598)	(303)	—
Other, net	115	—	—	(853)
Voluntary non-US pension plan contribution	—	—	—	(9,152)
Change in assets and liabilities:
Accounts receivable	25,858	(9,608)	10,383	14,115
Inventory	57,414	(6,235)	12,353	(10,974)
Prepaid expenses and other current assets	1,078	(1,861)	3,227	779
Other assets	(5,426)	2,787	4,539	(390)
Accounts payable	(16,793)	(3,917)	20,573	(14,117)
Accrued liabilities	(1,623)	7,951	875	—
Other liabilities	(2,168)	(4,826)	(3,354)	516

Net cash provided by (used in) operating activities	117,325	20,841	45,022	(12,088)

Investing activities
Acquisition of business — net of cash acquired of $1,101 and $9,259, in 2009 and the ten months ended December 31, 2007	(8,772)	—	(477,441)	—
Proceeds from disposals of property, plant and equipment	875	212	—	—
Dividends received from equity investment	—	356	—	—
Additions to property, plant and equipment	(22,993)	(34,719)	(18,248)	(4,598)
Capitalized software costs	(13,404)	(142)	(1,642)	—

Net cash used in investing activities	(44,294)	(34,293)	(497,331)	(4,598)

Financing activities
Issuance of common stock	—	—	130,000	—
Proceeds from long-term and short-term obligations	17,731	69,811	384,399	—
Repayments of long-term and short-term obligations	(75,971)	(56,767)	(11,347)	—
Debt issuance costs	(490)	—	(14,300)	—
Repayment of capital lease obligation	(276)	(276)	(205)	(78)
Settlement of MIV loans	(3,088)	—	—	—
Distribution to parent	(1,677)	—	—	—
Collections from notes from International Paper	—	—	—	12,406
Funding provided to International Paper	—	—	—	(2,032)

Net cash (used in) provided by financing activities	(63,771)	12,768	488,547	10,296

Effect of foreign exchange rate changes on cash and cash equivalents	3,715	(3,354)	1,848	(65)

Increase (decrease) in cash and cash equivalents	12,975	(4,038)	38,086	(6,455)
Cash and cash equivalents at beginning of period	34,048	38,086	—	17,506

Cash and cash equivalents at end of period	$47,023	$34,048	$38,086	$11,051

Supplemental cash flows information:
Cash paid during the period for:
Interest (net of amounts capitalized)	$22,188	$29,126	$25,094	$693
Income taxes	$2,181	$2,355	$2,480	$195
Noncash investing and financing activities:
Contribution by Rhône capital/debt retirement	$—	$7,352	$—	$—
Purchases of property, plant and equipment in accounts payable	$5,683	$407	$905	$—

See Notes to Consolidated Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008, THE TEN MONTH PERIOD
ENDED DECEMBER 31, 2007, AND THE TWO MONTH PERIOD ENDED FEBRUARY 28, 2007

1.	Organization

In these notes to the Consolidated Financial Statements, unless the context requires otherwise, references to “Arizona Chemical”, the “Company”, “we”, “our”, or “us” refer to Arizona Chem Sweden Holdings AB, a Swedish company, and its consolidated subsidiaries whose financial statements are included herein. “Rhône Capital” refers to Rhône Capital L.L.C. and its affiliated entities, including Rhône Capital III L.P., the general partner of certain associated funds with investments in Arizona Chemical, and “International Paper” refers to International Paper Company. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We are the world’s leading supplier of pine-based chemicals. We refine and further upgrade two primary feedstocks, crude tall oil, or CTO, and crude sulfate turpentine, or CST, both of which are wood pulping co-products, into specialty chemicals.

Change of Ownership — On February 28, 2007, Rhône Capital acquired us from International Paper pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) for approximately $486.7 million plus direct acquisition costs, creating Arizona Chem Sweden Holdings AB and subsidiaries (the “Acquisition”). The Acquisition was funded with cash of $130 million and substantially all of the proceeds from the issuance of debt totaling $375 million. The Acquisition resulted in the revaluation of assets and liabilities establishing a new basis of accounting. The Acquisition was recorded by allocating the purchase price, including liabilities assumed, to the assets acquired, based on their estimated fair values at the acquisition date. The fair values determined at the acquisition date were greater than the purchase price, therefore the excess fair value was allocated on a pro rata basis to all of the acquired long-lived assets.

The valuation of assets and liabilities has been determined and the purchase price was allocated as follows (in millions of U.S. dollars):

Accounts receivable	$127.1
Inventory	149.6
Other current assets	6.5
Plant, property and equipment	219.9
Intangible assets(1)	153.7
Investment in affiliate	11.3
Other assets	3.3

Total assets acquired	671.4
Accounts payable	87.3
Accrued liabilities	33.3
Deferred income taxes	58.2
Long-term debt	9.4
Other liabilities	5.7

Total liabilities	193.9
Less cash acquired	(9.2)

Total liabilities assumed	184.7

Net assets acquired	$486.7

(1)	See Note 8 Intangible Assets

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2008, certain estimates used in the purchase price allocation were updated and as a result, intangible assets and related deferred tax liabilities were reduced by $3.1 million.

During the year ended December 31, 2009, certain adjustments to the purchase price were finalized based on the result of the Settlement and Mutual Release Agreement entered into on November 17, 2009 between the Company and AZ Chem Luxembourg Holdings S.à r.l. (“Lux Holdco”) with International Paper, as discussed in Note 14, “Related Party Transactions”. As a result, we recorded a gain on this settlement of $1.3 million and recorded a distribution to our parent of $1.7 million. This also resulted in us reducing our intangible assets by $18.4 million, accounts payable by $11.4 million, deferred income taxes by $6.7 million, and increasing other liabilities by $0.1 million.

2.	Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting.

Predecessor Period — The accompanying financial statements prior to the Acquisition include the financial statements of Arizona Chemical Division (the “Division”), which operated as a division of International Paper for the two month period ended February 28, 2007 (the “Predecessor”).

Certain services were provided to the Division by International Paper, including corporate management, legal, accounting and tax, treasury, payroll and benefits administration, incentive compensation administration, risk management, information technology, and centralized transaction processing. Expenses for such corporate services totaled $2.2 million for the two months ended February 28, 2007. Additionally, International Paper European service centers charged the European entities of the Division for similar corporate services, which totaled $0.7 million for the two months ended February 28, 2007. These expenses are included in selling, general and administrative expenses in the accompanying Predecessor financial statements. These costs allocated from International Paper to the Division were based on various allocation methods including direct consumption, percent of capital employed, and number of employees. We believe that these allocations include the expenses incurred on our behalf. These Predecessor financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Division had been operated as an unaffiliated company.

Successor Period — The accompanying Consolidated Financial Statements include the accounts of the Company subsequent to the Acquisition.

The Consolidated Financial Statements of the Successor as of and for the years ended December 31, 2009 and 2008 and for the period from March 1, 2007 through December 31, 2007 reflect the new basis of accounting resulting from the Acquisition.

3.	Summary of Significant Accounting Policies

Use of Estimates — The preparation of these Consolidated Financial Statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Although these estimates are based on management’s best available knowledge at the time, actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of derivatives, deferred tax asset valuation allowance and share-based compensation; and

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities for pension plans, environmental liabilities, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Revenue Recognition — The Company recognizes revenue when the earnings process is complete. The Company’s revenues are from the sale of a wide range of products to a diversified base of customers around the world. Revenue from sales of products, including amounts billed to customers for shipping and handling costs, is recognized when ownership and all risks of loss have been transferred to the buyer, the price is fixed and determinable, and collectability is reasonably assured. Revenue in North America is usually recorded at the time of shipment while revenue from our European operations is usually recorded when the product is delivered to the customer’s site, as that is when title and risk of loss transfers. Accruals are made for sales returns and other allowances based on the Company’s experience. The Company accounts for cash sales incentives as a reduction in net sales.

Shipping and Handling Charges and Expenses — Shipping and handling charges billed to customers are included in net sales. Shipping and handling charges included in net sales for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007 were $6.8 million, $10.6 million, $9.8 million and $1.8 million, respectively. Shipping and handling expenses, such as freight to customer destinations, are included in cost of goods sold in the accompanying consolidated statements of operations.

Cost of Goods Sold — Cost of goods sold includes the cost of inventory (materials and conversion costs) sold to customers. It also includes shipping and handling costs, certain warehousing costs, inbound freight charges, receiving costs, packaging costs, quality assurance costs, internal transfer costs, other costs of our distribution network, safety, health and environmental administration, and certain depreciation and amortization expenses.

Selling, General and Administrative Expenses — Selling expenses include the cost of our sales force and marketing staff and their related expenses. General and administrative expenses primarily represent the cost of support functions, including information technology, finance, human resources and legal, as well as expenses for support facilities, certain depreciation and amortization, research and development, executive management, and management incentive plans.

Cash and Cash Equivalents — We invest our excess cash in investment instruments whose value is not subject to market fluctuations, such as bank deposits or certificates of deposit. We consider all investments having an original maturity of three months or less to be cash equivalents. We recorded interest income of $0.4 million, $0.9 million, $1.2 million, and $0.4 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007.

Fair Value of Financial Instruments — The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The carrying amount of cash and cash equivalents, accounts receivables, accounts payable and certain accrued expenses approximates fair value due to the short term nature of these instruments. The fair value of the Company’s floating interest rate debt is measured using quoted market prices.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of the interest rate swap agreements are determined by obtaining dealer quotes for instruments with similar characteristics. Considerable judgment is required in developing these estimates.

We record derivative financial instruments at fair value and include these instruments in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. We have not designated any derivative financial instruments as hedges and therefore recognize changes in fair value in the statements of operations.

We use natural gas in our production processes and, as a result, we are exposed to commodity price risk. To partially offset the impact of price changes, we enter into forward purchase contracts that require our contract counterparties to deliver natural gas to us at a fixed price on the contract maturity dates. As a result of the requirements of counterparties to physically deliver the gas to us at the settlement date, these contracts do not qualify as derivatives for financial reporting purposes.

The term of our contracts range from one month to approximately twelve months. We make monthly accruals based on estimated volumes of gas consumed during the month and a blended average rate that takes into account the contract price and current market prices for volumes that are not fixed as the gas is consumed.

Concentrations of Credit Risk — Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Financial instruments with credit risk, which consist primarily of trade accounts receivable, expose the Company to concentrations of credit risk. We continually monitor the creditworthiness of customers to whom credit terms are granted in the normal course of business.

We establish the allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. The allowance for doubtful accounts was approximately $1.0 million and $1.3 million at December 31, 2009 and 2008, respectively. Bad debt expense, net of recoveries, was $0.1 million, $0.6 million, $0.2 million and $1 thousand for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively.

Inventory — Inventory values include all costs directly associated with manufacturing products (i.e., materials, labor, and manufacturing overhead) and are presented at the lower of cost or market. Cost of raw materials, work in progress, and finished goods for the Company are determined using the first in, first out (FIFO) method. Replacement parts and other supplies are classified as other assets in the accompanying consolidated balance sheets.

We have the ability to process a wide variety of CTO feedstocks. We have long term supply contracts with International Paper pursuant to which they agreed to sell to us, and we agreed to purchase from them, all of the CTO and CST produced at their existing U.S. paper mills at current market prices. We also have the option to purchase all of the CTO and CST produced at International Paper’s future paper mills worldwide. These contracts provided us with approximately 27% of our global CTO requirements and 41% of our global CST requirements in 2009, and CTO and CST accounted for approximately 68% and 3% of our annual raw material costs, respectively, in 2009. We also maintain long-standing relationships with other major suppliers in the United States and Europe.

Inventory Purchase and Sale Arrangements — We enter into agreements with third parties to purchase CTO, and to sell back to the third parties the Company’s by-product, pitch. These swap transactions provide additional long term supplies of our raw material CTO and revenue from the sale of pitch fuel. These agreements provide for the sales and purchases to be consummated at market

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rates. We account for these inventory purchases and sale arrangements on a gross basis. We recognized revenue from the agreements of approximately $36.3 million, $60.4 million, $32.8 million and $7.0 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively.

Property, Plant and Equipment — Plant, property and equipment are stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. Capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight line method over the assets’ estimated useful lives as follows:

Years

Buildings	20–40
Machinery and equipment	1–15
Software	3–6
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the improvements

Our policy is to capitalize interest cost incurred on debt during the construction of major projects that meet any one of the following criteria: the primary assets being constructed have a useful life of 40 years or more; or the estimated construction or development period exceeds two years; or the estimated construction or development period exceeds six months and the budgeted cost exceeds $1 million. Interest capitalized amounted to $0.9 million in 2009. No interest was capitalized for the years ended December 31, 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007.

Asset Retirement Obligation — The Company has asset retirement obligations associated with the demolition and decommissioning of manufacturing facility assets with indeterminate settlement dates. The fair value of these obligations cannot be reasonably estimated and accordingly a liability is not recognized. When a date or range of settlement dates can reasonably be estimated for the retirement of the assets, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Intangible Assets — Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the assets’ estimated useful lives as follows:

Years

Trade names	Indefinite
Customer relationships	6–15
Supply agreements	7–20
Core/developed technology	10–15
Favorable leaseholds	39
Internally developed software	3

Impairment of Long-Lived Assets — We evaluate long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or planned operating results, significant changes in the manner of use of the assets, or significant changes in our business strategies. An

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value based on quoted market prices or other valuation techniques.

Trade names which are intangible assets determined to have indefinite lives and goodwill related to our equity method interest in Arboris, LLC are reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the intangible asset might be impaired. Fair values for trade names and goodwill are determined based on discounted cash flows.

Income Taxes — We account for income taxes using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities on a legal entity basis using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

Deferred taxes are not provided for temporary differences representing earnings of the non-Swedish entities that are intended to be permanently reinvested.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible as well as the reversal of certain deferred tax liabilities. Management also considers projected future taxable income, tax planning strategies, and other factors in making this assessment and establishing an appropriate valuation allowance. Based upon these factors, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced if expected taxable income or other factors change in future years.

The Company provides liabilities for uncertain tax positions for Federal, state, local and international exposures relating to periods subject to audit. The development of liabilities for uncertain tax positions for these exposures requires judgments about tax issues, potential outcomes and timing and is a subjective critical estimate. The Company assesses its tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a tax authority that has full knowledge of all relevant information. For those tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Environmental Costs and Obligations — We accrue costs associated with environmental obligations, such as remediation or closure costs, when such costs are probable and reasonably estimable. We adjust such accruals as further information develops or circumstances change. We discount costs of future expenditures for environmental obligations to their present value when the expected cash flows are reliably determinable. Legal costs incurred in connection with loss contingencies are expensed as incurred. Indemnification of certain environmental remediation costs of $3.3 million and $2.6 million in 2009 and 2008, respectively, from third parties, which are probable of

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

realization, are separately recorded as assets, and are not offset against the related environmental liability as of December 31, 2009 and 2008.

Translation of Financial Statements and Foreign Currency Transactions — Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Statements of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholder’s equity in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in earnings in the period in which they occur. During 2009 we recorded an unrealized translation gain of $9.3 million, and during 2008 we recorded a loss of $20.3 million. There were no significant unrealized transaction gains or losses in 2007. These gains and losses primarily related to our Euro denominated debt under our First Lien Credit Agreement, which is recorded within our Swedish subsidiary that has a Kronor functional currency. As the related transactions did not result in cash receipts or cash payments during the period and are included in the determination of net loss, the amounts are presented as an adjustment to reconcile net income (loss) to net cash provided by operating activities in the statement of cash flows.

Equity Investment — We hold a 10% investment in Arboris, LLC, which was formed in 2002 and is accounted for under the equity method of accounting, as we have the ability to exercise significant influence through the one-third representation on the board. The venture is located on our Savannah production facility and is engaged in the production and sale of sterols for pharmaceutical and functional foods applications. The Company’s investment is stated at cost, less accumulated amortization of identified intangibles, plus the Company’s share of post March 1, 2007 earnings, less dividends received. The Company’s book basis exceeds its pro rata share of Arboris, LLC equity by approximately $6.3 million and $6.6. million at December 31, 2009 and 2008, respectively. The excess book basis is a result of intangibles of $3.6 million and goodwill of $3.6 million recorded as part of the acquisition.

Pension, Early Retirement and Long-term Service Awards — We sponsor noncontributory defined benefit pension plans. We also sponsor an Early Retirement plan and Long-term Service Award plan. The actuarial determination of the projected benefit obligations and related benefit expense requires that certain assumptions be made regarding such variables as expected return on plan assets, discount rates, rates of future compensation increases, estimated future employee turnover rates and retirement dates, distribution election rates, mortality rates, retiree utilization rates for health care services and health care cost trend rates. The discount rate assumption is based on current investment yields on high quality fixed income investments. The salary growth assumptions include long-term actual experience and expectations for future growth. The differences between actual experience and the assumptions are accumulated and amortized over the estimated future working life of the plan participants. See Note 13 “Retirement Plans” for further details.

As of December 31, 2009, approximately 54% of our 691 employees in the United States were unionized and are covered by collective bargaining agreements. In Europe nearly all of our employees are represented by local workers’ councils and/or unions.

Research and Development — Research and development costs are expensed as incurred. Research and development costs amounted to $3.5 million, $4.0 million, $3.5 million and $0.9 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively.

Stock-based Awards — As part of the Acquisition, AZ Chem Investments LLC, the general partner of AZ Chem Investments Partners LP, our indirect parent, formed AZ Chem MIV I Ltd, which

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

we refer to as “MIV I”, and AZ Chem MIV II LP, which we refer to as “MIV II”. We refer to MIV I and MIV II together as the “MIVs”. The MIVs were created as vehicles to enable certain members of our management and board of directors to participate in the ownership of AZ Chem Investments Partners LP through equity purchases and grants of awards under our management incentive plan. AZ Chem Investments Partners LP controls the Company through Lux Holdco, which holds all of the issued and outstanding shares of the Company. Since inception, AZ Chem Investments LLC granted partnership equity interests in the MIVs to certain participants. These grants vest over five years, and the resulting compensation expense is recorded by us based on the fair value of the Company at the time of each grant. The compensation cost of grant awards made under our management incentive plan is charged to selling, general and administrative expense over the applicable vesting periods.

4.	Recent Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance to eliminate the exception to consolidate a qualifying special-purpose entity, change the approach to determining the primary beneficiary of a variable interest entity and require companies to more frequently reassess whether they must consolidate variable interest entities. Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. This standard is effective for financial statements for interim or annual reporting periods beginning after January 1, 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In May 2009, the FASB issued new guidance related to the disclosure of subsequent events. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ended after June 15, 2009. The additional disclosures have been included in Note 20 “Subsequent Events”.

In April 2009, the FASB issued authoritative guidance to require that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with certain other pre-existing accounting standards. This guidance also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This guidance will be effective for assets or liabilities arising from contingencies in business combinations that are consummated for fiscal 2010. We do not expect this guidance to have a material effect on our consolidated financial statements.

In November 2008, the FASB issued authoritative guidance regarding the accounting for defensive intangible assets. Defensive intangible assets are assets acquired in a business combination that the acquirer (a) does not intend to use or (b) intends to use in a way other than the assets’ highest and best use as determined by an evaluation of market participant assumptions. While defensive intangible assets are not being actively used, they are likely contributing to an increase in

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the value of other assets owned by the acquiring entity. This guidance will require defensive intangible assets to be accounted for as separate units of accounting at the time of acquisition and the useful life of such assets would be based on the period over which the assets will directly or indirectly affect the entity’s cash flows. This guidance is to be applied prospectively for defensive intangible assets acquired on or after the beginning of our fiscal 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In November 2008, the FASB issued authoritative guidance to address questions about equity-method accounting. The primary issues include how the initial carrying value of an equity method investment should be determined, how to account for any subsequent purchases and sales of additional ownership interests, and whether the investor must separately assess its underlying share of the investee’s indefinite-lived intangible assets for impairment. This guidance will become effective for our 2011 year-end and interim reporting periods thereafter. We do not expect this guidance to have a material impact on our consolidated financial statements.

5.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments as of December 31, 2009 and 2008 were as follows (in thousands of U.S. dollars):

	2009		2008
	Carrying	Fair	Carrying	Fair
Asset (Liability)	Amount	Value	Amount	Value

Cash and cash equivalents	$47,023	$47,023	$34,048	$34,048
Long-term debt	$(334,758)	$(319,868)	$(383,405)	$(383,405)
Interest rate swaps	$(2,879)	$(2,879)	$(8,588)	$(8,588)
Interest rate cap	$1,028	$1,028	—	—

The Company enters into interest rate swap agreements to reduce its cash flow exposure to market risk from changes in interest rates. As discussed in Note 11, the Company has a $218.5 million six year first lien term loan and a $115.5 million seven year second lien term loan outstanding with variable interest rates based on the London InterBank Offered Rate (LIBOR) for the U.S. dollar portion of the loan and Euribor for the Euro portion of the loan.

In March 2007, the Company entered into four interest rate swap agreements. One of these interest rate swap agreements matured in February 2008, and another matured in February 2009. One of the remaining agreements has a notional value of $165 million as of December 31, 2009 and matures on February 28, 2010. The other remaining agreement has a notional value of €40 million and matures on February 28, 2010. As of December 31, 2008 the total notional value of the three interest rate swap agreements outstanding were $195 million, €40 million and €9 million, respectively. These agreements were put in place to mitigate the interest rate risk associated with the $375 million credit facilities bearing variable interest rates. The notional amount does not represent a measure of exposure to the Company. On the U.S. dollar agreement, the Company will pay the counterparty interest at a fixed rate of 4.825% on the declining notional balance and the counterparty will pay the Company interest at a variable rate equal to three month LIBOR. On the Euro agreements, the Company will pay the counterparty interest at a fixed rate of 3.998% for the €40 million agreement, and the counterparty will pay the Company interest at a variable rate equal to three month Euribor.

During the second quarter of 2009, the Company purchased a 3-month USD LIBOR interest rate cap for $1.1 million. The cap is effective starting February 26, 2010 and matures February 28, 2012. The strike price of the cap is 3% on a notional amount of $175 million. If the 3-month USD LIBOR exceeds 3% during the term of the cap, we will receive a cash payment for the difference between the

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current rate and 3% applied to the notional amount of $175 million. As of December 31, 2009, the fair value of the cap was $1.0 million.

The Company also entered into an interest rate swap starting February 26, 2010 and maturing February 28, 2012. The swap has a notional balance of €53 million and a 3-month Euribor rate fixed at 2.125%. As of December 31, 2009, the fair value of the swap was a liability of $(0.6) million.

The following summarizes the balance sheet location of our derivative instruments (in thousands of U.S. dollars):

	Asset Derivatives
	2009		2008
	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Interest rate cap	Other assets	$1,028	—	$—

Total		$1,028		$—

	Liability Derivatives
	2009		2008
	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value

Interest rate swaps	Accrued liabilities	$2,303	Accrued liabilities	$7,417
Interest rate swaps	Other liabilities	576	Other liabilities	1,171

Total		$2,879		$8,588

The Company did not possess any derivative instruments for the two month period ended February 28, 2007. The following summarizes the consolidated statements of operations location of our derivative instruments for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 (in thousands of U.S. dollars):

		Amount of Gain (Loss) Recognized in Income
Derivatives Not	Location of Gain	Year ended	Year ended	March 1 through
Designated as Hedging	(Loss) Recognized in	December 31,	December 31,	December 31,
Instruments	Income	2009	2008	2007

Interest rate swaps	Loss on interest rate swaps, net	$5,738	$(5,242)	$(3,438)
Interest rate cap	Loss on interest rate swaps, net	(22)	—	—

Total		$5,716	$(5,242)	$(3,438)

Net settlements of $(8.3) million, $(4.1) million and $1.1 million for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007, respectively on interest rate swap agreements are also included in the loss on interest rate swaps.

The methods and assumptions used to estimate the fair value of each class of financial instruments are set forth below:

Cash and Cash Equivalents — The carrying amounts approximate fair value because of the relatively short time between the origination of the instrument and its expected realization. Foreign currency denominated cash and cash equivalents are translated into U.S. dollars using exchange rates in effect at the consolidated balance sheet date.

Long-Term Debt — The fair value of long-term debt is estimated based on borrowing rates currently available to the Company for loans with similar terms and maturities and discounted

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

back to the present value. The Company obtains fair value measurements on its long-term debt obligations form third party providers. Significant factors evaluated include changes in margin on its various loans and its ability to make future debt payments.

Derivative Financial Instruments — The fair value of interest rate swaps (used for purposes other than trading) represents the amount the Company would receive or pay to terminate swap agreements at the reporting date, taking into consideration the difference between the contract rate of interest and rates currently quoted for agreements of similar terms and maturities. The fair value measurement is estimated based on a discounted cash flow model using a dealer quoted interest rate. The fair value measurement of the derivative instruments in a liability position also considers the current credit-worthiness of the Company and its counter parties. The Company is exposed to credit related losses in the event of nonperformance by counterparties to these financial instruments. However, counterparties to these agreements are major financial institutions and the risk of loss due to nonperformance is considered by management to be minimal.

To assess the inputs used to develop those measurements, a hierarchy for ranking the quality and reliability of the information used to determine fair value has been established that applies to all assets and liabilities that are being measured and reported on a fair value basis and requires their classification and disclosure in one of the following three categories:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

The following summarizes the valuation of our financial instruments reported at fair value by the above pricing levels as of the valuation date listed (in thousands of U.S. dollars):

	Derivative
	Financial	Fair Value Measurements Using
	Instruments	Level 1	Level 2	Level 3

As of December 31, 2009:
Interest rate swap	$(2,879)	$—	$(2,879)	$—
Interest rate cap	$1,028	$—	$1,028	$—
As of December 31, 2008:
Interest rate swap	$(8,588)	$—	$(8,588)	$—

6.	Inventory

Inventory by major category as of December 31, 2009 and 2008, include the following (in thousands of U.S. dollars):

	2009	2008

Raw materials	$35,352	$49,980
Finished goods	53,772	85,095

Total	$89,124	$135,075

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property, Plant and Equipment, Net

Property, plant and equipment, net as of December 31, 2009 and 2008, consist of the following (in thousands of U.S. dollars):

	2009	2008

Land	$14,392	$14,695
Buildings	42,188	34,546
Machinery and equipment	203,769	191,381
Construction in progress	7,693	17,058
Software	24,877	9,089

Total	292,919	266,769
Less accumulated depreciation	(67,974)	(43,535)

Property, plant and equipment, net	$224,945	$223,234

Property, plant and equipment includes a building occupied under a capital lease for our Almere offices for $5.0 million and $5.3 million, net of $1.9 million and $1.4 million of accumulated amortization, at December 31, 2009 and 2008, respectively. Amortization expense related to the capital lease is included in depreciation expense. The payments remaining under the lease are $0.3 million for 2010, 2011, and 2012, $0.4 million for 2013 and 2014, and $2.4 million thereafter. In 2014, the Company has a purchase option to buy the building for approximately $2.5 million.

The Company recognized depreciation expense of $29.8 million, $23.3 million, $19.7 million and $4.1 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively, which is reflected in cost of goods sold and selling, general and administrative expenses in the accompanying consolidated statements of operations.

8.	Intangible Assets, Net

Intangible assets as of December 31, 2009 and 2008, consist of the following (in thousands of U.S. dollars):

	2009			2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Trade names	$24,910	$—	$24,910	$27,418	$—	$27,418
Customer relationships	44,614	(5,602)	39,012	43,762	(3,366)	40,396
Supply agreements	41,379	(12,796)	28,583	51,864	(8,415)	43,449
Core/developed technology	25,388	(5,127)	20,261	26,547	(3,394)	23,153
Favorable leaseholds	825	(59)	766	737	(37)	700
Internally developed software	170	(162)	8	171	(108)	63

Total intangible assets	$137,286	$(23,746)	$113,540	$150,499	$(15,320)	$135,179

We recognized amortization expense for the intangible assets included above, intangible assets associated with our investment in Arboris LLC, and software included in property, plant and equipment of $10.8 million, $10.9 million, $9.1 million and $0.3 million for the years ended December 31, 2009

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively.

Amortization is computed using the straight-line method over the assets’ estimated useful lives. As of December 31, 2009 and 2008, all of the Company’s intangible assets that had a carrying value were being amortized except for trade names, which have been determined to have indefinite lives. The Company annually reviews these assets to determine whether events and circumstances continue to support the indefinite useful life designation.

We perform an annual impairment test on October 31. During our annual impairment test no impairment indicators were noted. We also reviewed the amortization estimates, methods and the amortization periods as required by U.S. GAAP for our intangible assets and as a result of this review, the current economic environment and the underlying cash flows we reduced the useful life of our customer relationships from 25 years to 15 years effective November 1, 2009. The change in estimate was accounted for prospectively.

The estimated aggregate amortization from intangible assets for each of the next five years is as follows (in thousands of U.S. dollars):

Amortization
Years Ending December 31	Expense

2010	$8,466
2011	$8,457
2012	$8,457
2013	$8,457
2014	$6,672

9.	Restructuring and Impairment

Since the Acquisition, we initiated a comprehensive cost reduction program that drives us to continuously reduce our fixed costs, improve our processes and the way we run our business, and better serve our customers. A key part of our program has been the optimization of our manufacturing footprint. This has resulted in the Company recording the following restructuring and impairment charges in the consolidated statement of operations.

In the third quarter of 2009, we realigned our rosin capacity from Valdosta, Georgia to our Savannah, Georgia manufacturing facility, eliminating 28 positions.

In the second quarter of 2009, we announced that we would permanently cease operations and close the Port St. Joe, Florida (PSJ) manufacturing facility in a cost reduction initiative. Production was transferred to our larger manufacturing facilities: Panama City, Florida and Savannah, Georgia. The announcement led to the termination of 77 employees at the PSJ manufacturing facility. Of the 77 employees, approximately 10 were required to work past the minimum retention period to receive their termination benefits.

On August 26, 2008, we announced that we would restructure certain product lines at the Dover, Ohio manufacturing facility, eliminating 24 positions. The affected employees were notified and provided with a description of their termination benefits.

On July 15, 2008, we approved a plan to restructure our dimer business and relocate its polyamide production. The restructuring affected the Company’s two U.K. manufacturing facilities by closing Bedlington and reducing operations at Chester le Street, eliminating 74 positions. The affected

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees were notified and provided with a description of their termination benefits. The termination benefits are not contingent on the individuals working past the minimum retention period.

In January 2008, we restructured a product line at the Pensacola, Florida manufacturing facility, eliminating 15 positions. The termination benefits are not contingent on the individuals working past the minimum retention period.

On December 15, 2007, we announced that during 2008 we would terminate 23 employees at the Niort, France manufacturing facility in a cost-reduction initiative. Management developed a detailed termination plan for the impacted employees prior to December 31, 2007. The affected employees were notified and provided with a description of their termination benefits. The termination benefits are not contingent on the individuals working past the minimum retention period subject to required approval by the appropriate works council. Approval was not received as of December 31, 2007, and as a result, a termination benefit was not recognized for the period ended December 31, 2007. In March 2008, appropriate approval was received.

The following table summarizes the activity and remaining liabilities associated with the restructuring charges as of and for the years ended December 31, 2009 and 2008, and the ten month period ended December 31, 2007 (in thousands of U.S. dollars). There was no restructuring activity in the two month period ended February 28, 2007. The following liabilities are included in accrued liabilities.

	Termination
	Benefits to Employees		Other Qualified Costs
	North America	Europe	North America	Europe	Total

Balance — February 28, 2007	$—	$—	$—	$—	$—
Costs accrued	103	—	11	—	114
Payments	(103)	—	(11)	—	(114)

Balance — December 31, 2007	—	—	—	—	—
Costs accrued	992	5,001	177	2,340	8,510
Payments	(954)	(4,120)	(177)	(1,949)	(7,200)
Currency exchange	—	(676)	—	(201)	(877)

Balance — December 31, 2008	38	205	—	190	433
Costs accrued	2,650	1,250	4,048	339	8,287
Payments	(2,326)	(611)	(3,250)	(538)	(6,725)
Currency exchange	—	(12)	—	27	15

Balance — December 31, 2009	$362	$832	$798	$18	$2,010

In addition, the Company recorded impairment of certain land, buildings and machinery associated with such production for the years ended December 31, 2009 and 2008. The Company did not have restructuring related impairment in the ten month period ended December 31, 2007 or the two month period ended February 28, 2007. The amount of impairment, consists of the following (in thousands of U.S. dollars):

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009	2008

Land	$1,211	$—
Machinery and equipment	15,568	3,431
Buildings	576	2,252
Construction in progress	754	—
CPI project	—	1,098
Software	—	222

Total	$18,109	$7,003

10.	Accrued Liabilities

Accrued liabilities as of December 31, 2009 and 2008, consist of the following (in thousands of U.S. dollars):

	2009	2008

Payroll and related accruals	$21,029	$21,049
Accrued taxes — other than income taxes	3,173	2,592
Accrued rebates	979	2,081
Accrued environmental remediation	4,062	3,120
Short-term swap liability	2,303	1,171
Other	11,342	10,119

Total	$42,888	$40,132

11.	Debt

Debt and credit agreements at December 31, 2009 and 2008, consist of the following (in thousands of U.S. dollars):

	2009	2008

First lien term loan	$218,543	$238,603
Second lien term loan	115,498	115,498
Revolving credit facility	—	29,304
Bank loan	717	—

Total	334,758	383,405
Less current portion	(3,935)	(2,786)

Long-term debt	$330,823	$380,619

The first lien term loan is divided into two loans, one denominated in U.S. dollars and one denominated in Euros. The outstanding principal balance as of December 31, 2009 was $126.5 million and $92.1 million, respectively. Interest is payable monthly or quarterly at LIBOR/Euribor or prime rate, plus a 2.00% margin for U.S. dollar and 2.25% for Euro denominated debt. The interest rate was 2.24% and 2.82%, respectively, at December 31, 2009 and 2.46% and 5.21%, respectively, at December 31, 2008. A principal payment is payable quarterly in the amount of 1/4 of 1% of the outstanding term loan balance. Our first lien credit agreement requires us to make principal payments equal to 50% of our excess cash flow as defined in our credit agreement; provided that in any year in which we have excess cash flow but our leverage ratio is less than 3.50:1.00, we are only required to make a payment equal to 25% of our excess cash flow. For the year ended December 31, 2009, the amount payable based on the excess cash flow calculation was $21.0 million. $20.1 million of this was paid in December 2009 and $0.9 million is included in the current portion of long term debt. There

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

was no required principal payment related to excess cash flow for 2008 and $14.0 million was paid based on the excess cash flow calculation for the ten month period ended December 31, 2007. The first lien term loan is due February 28, 2013 and is collateralized by a first-priority lien on substantially all assets and equity interests of the Company as defined in the First Lien Credit and Guaranty Agreement dated February 28, 2007.

The second lien term loan has interest payments due based on the interest period selected (1, 2 or 3 months) at LIBOR or prime rate, plus a 5.50% margin and 4.50% margin, respectively. The interest rate was 5.74% and 5.98% at December 31, 2009 and 2008, respectively. The second lien term loan is due February 28, 2014 and is collateralized by a second-priority lien on substantially all assets and equity interests of the Company’s U.S. subsidiaries as defined in the Second Lien Credit and Guaranty Agreement dated February 28, 2007. U.S. assets totaled approximately $328.7 million as of December 31, 2009.

The Company has a revolving credit facility with availability of $60 million that can be borrowed in U.S. dollars or Euros. The Company also has the ability to issue letters of credit based on availability under the revolving credit facility. Interest is payable monthly or quarterly at LIBOR/Euribor or prime rate, plus an applicable margin based on the Company’s leverage ratio. There was no outstanding balance at December 31, 2009. Additionally, there is a standby letter of credit fee, unused line fee and letter of credit fronting fee. The letter of credit fee and unused line fee (2.00% and 0.50%, respectively, at December 31, 2009; and 1.75% and 0.375%, respectively, at December 31, 2008) are based on the Company’s leverage ratio. The letter of credit fronting fee is 0.125%. The outstanding balance of the revolving credit facility is due February 28, 2012. The commitment fee related to the revolving credit facility was $0.2 million, $0.2 million and $0.2 million for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007.

As part of the Company’s acquisition of Abieta (see Note 16), the Company assumed an outstanding bank loan of €4.5 million ($6.0 million) at a fixed interest rate of 4.80%. As of December 31, 2009, $0.7 million was outstanding after repayments made during the year.

Prime loans are due quarterly on calendar quarters. LIBOR loans are due based on the interest period selected (1, 2 or 3 months). As of December 31, 2009, interest was due and paid bi-monthly for the U.S. dollar-denominated term loans and the Euro-denominated term loan.

Deferred loan costs, net reported in the consolidated balance sheets at December 31, 2009 and 2008, were $7.7 million and $9.7 million, respectively. Deferred loan costs are amortized over the applicable life of the corresponding loan using a method that approximates the effective interest method. For the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007, $2.5 million, $2.1 million and $2.3 million, respectively, were amortized and are included in interest expense in the consolidated statements of operations.

The aggregate maturities of debt subsequent to December 31, 2009, are as follows (in thousands of U.S. dollars):

Years Ending December 31,

2010	$3,935
2011	2,602
2012	2,460
2013	210,263
2014	115,498
Thereafter	—

Total	$334,758

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The first and second lien term loans and the revolving credit facility contain certain financial covenants. The financial covenants require that the Company maintain (i) a certain interest coverage ratio, (ii) a certain leverage ratio, and (iii) a maximum limit for capital expenditures in any year. In addition, certain covenants substantially restrict the Company’s ability to incur additional indebtedness, create liens, make certain investments, sell assets, or pay dividends. The Company’s obligations under these agreements may be accelerated on certain events of default. As of December 31, 2009 and 2008, the Company was in compliance with the covenants.

The first and second lien credit agreements were amended on July 24, 2008, to allow Rhône Capital to purchase up to 30% of the aggregate principal amount outstanding on the second lien term loan. The amendments require that promptly upon such purchase by Rhône Capital, at least 35% of the principal amount purchased must be contributed to the Company. In exchange for that contribution, the Company would issue additional equity interests.

In September and November 2008, Rhône Capital acquired $26.2 million and $1.0 million, respectively, face value of the Company’s outstanding second lien debt for $20.1 million and $0.7 million, respectively. In accordance with the first amendment to the second lien credit agreement, 35% of the debt was contributed to the Company in exchange for an increase in Rhône Capital’s equity interest in the Company. The contributed debt of $9.2 million and $0.4 million, respectively, was extinguished, resulting in a gain, net of expenses, on extinguishment of $1.9 million which is reported in other operating income in the consolidated statements of operations and a contribution to paid-in-capital of $7.4 million. Rhône Capital remains the holder of $17.6 million of the Company’s outstanding second lien debt. Interest paid to Rhône Capital was $1.1 million and $0.4 million for the years ended December 31, 2009 and 2008.

12.	Income Taxes

The Company’s income tax expense (benefit) consists of the following (in thousands of U.S. dollars):

	Successor			Predecessor
			March 1	January 1
	Year ended	Year ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
U.S. federal	$89	$(56)	$—	$1,405
U.S. state	158	49	207	194
International	664	(78)	1,590	953

Current	911	(85)	1,797	2,552
U.S. federal	200	2,925	(9,714)	258
U.S. state	(52)	207	(708)	35
International	2,772	(7,324)	(288)	(231)

Deferred	2,920	(4,192)	(10,710)	62

Income tax expense (benefit)	$3,831	$(4,277)	$(8,913)	$2,614

Income tax expense (benefit) was based on tax rates in effect in the countries and locations in which the Company conducts its operations and related taxable income is earned. During 2007, the impact of changes in international tax laws on the reported tax provision was immaterial. In 2008, Sweden enacted a reduction in the corporate income tax rate from 28.0% to 26.3% effective January 1, 2009. The Company realized a tax benefit of $0.4 million in 2008.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income (loss) before income taxes was generated in the following jurisdictions (in thousands of U.S. dollars):

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
United States	$1,299	$8,753	$(33,120)	$4,935
International	14,017	(40,009)	(3,272)	1,280

Total income (loss) before income tax expense (benefit)	$15,316	$(31,256)	$(36,392)	$6,215

A reconciliation of the income tax expense (benefit) using the statutory Swedish income tax rate compared to the Company’s effective tax rate for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007, and the two month period ended February 28, 2007 is as follows:

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Statutory income tax rate	26.3%	28.0%	28.0%	35.0%
Tax on income of foreign subsidiaries and rate differential	(2.3)	(2.1)	10.8	4.4
Nondeductible transaction costs	—	—	(5.8)	—
Permanent differences	(15.5)	4.6	—	—
Tax credits	—	0.5	0.7	—
Change in valuation allowance	16.2	(15.8)	(7.0)	—
Reduction in Swedish tax rate	—	1.4	—	—
Increase in U.S. state tax rate	—	(1.2)	—	2.4
Other — net	0.3	(1.7)	(2.2)	0.3

Effective tax rate	25.0%	13.7%	24.5%	42.1%

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 2009 and 2008, were as follows (in thousands of U.S. dollars):

	2009	2008

Deferred tax assets:
Accrued liabilities	$734	$1,052
Property, plant and equipment	4,136	5,319
Inventory	2,180	2,715
Tax credit and net operating loss carryforwards	51,313	46,686
Pension	2,549	2,314
Derivative instruments	957	2,761
Other	2,037	2,449

Gross deferred tax assets	63,906	63,296
Less valuation allowance	(45,305)	(41,167)

Net deferred tax assets	18,601	22,129
Deferred tax liabilities:
Intangible assets	(34,997)	(42,346)
Property, plant and equipment	(19,672)	(15,434)
Other	(539)	(580)

Gross deferred tax liabilities	(55,208)	(58,360)

Net deferred tax liabilities	$(36,607)	$(36,231)

The Company has valuation allowances against its deferred tax assets of $45.3 million and $41.2 million at December 31, 2009 and 2008, respectively. A $4.1 million increase in the valuation allowance during 2009 was due to net operating losses and other deferred tax assets generated in 2009 by international subsidiaries.

As of December 31, 2009 and 2008, the Company had worldwide net operating loss carryforwards of $160.5 million and $149.7 million, respectively, of which $41.4 million and $36.8 million expire in varying amounts between 2017 and 2029, while the remaining $119.1 million and $112.9 million have indefinite lives based on the laws of the jurisdictions in which they were generated. The Company has provided valuation allowances against certain Net Operating Loss (NOL) carryforwards due to the uncertainty of their realization.

The Company files income tax returns in many countries, principally in the United States, Finland, United Kingdom, France, Luxembourg, Netherlands, Germany, and Sweden. Generally, tax years 2003 through 2009 remain open and subject to examination by the relevant tax authorities.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2009, 2008 and 2007 is as follows (in thousands of U.S. dollars):

	Successor			Predecessor
	Year Ended	Year Ended	March 1 through	January 1 through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Unrecognized Tax Benefit — Beginning of Year	$530	$329	$224	$224
Gross increases — tax positions in prior period	—	—	—	—
Gross decreases — tax positions in prior period	(13)	(48)	—	—
Gross increases — tax positions in current period	171	249	105	—
Settlement	—	—	—	—
Lapse in Statute of Limitations	(264)	—	—	—

Unrecognized Tax Benefit — End of Year	$424	$530	$329	$224

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of income tax expense. During the years ended December 31, 2009 and 2008, the Company recognized approximately $0.1 million and $0.2 million in interest and penalties and no amounts during the 10 month period ended December 31, 2007. The Company had approximately $0.4 million and $0.3 million for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

13.	Retirement Plans

(a) U.S. Defined Benefit Plan — The Company sponsors a noncontributory defined benefit pension plan in the U.S.

All U.S. employees hired prior to July 2004 and retirees of the Company participate in International Paper’s defined benefit pension plans. International Paper remains responsible for all benefits related to years of service prior to December 31, 2007. The Company implemented its own defined benefit pension plan for eligible domestic employees on March 1, 2007. For the two month period ended February 28, 2007, International Paper allocated periodic pension costs to the Company of $0.5 million.

Net periodic pension expense for the Company’s U.S. defined benefit pension plan for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 was as follows (in thousands of U.S. dollars):

			March 1
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2009	2008	2007

Service cost	$790	$817	$706
Interest cost	226	142	58
Expected return on plan assets	(9)	(12)	—
Actuarial loss recognized	—	4	—
Amortization of prior service cost	108	112	92
Amortization of net loss	17	—	—
Curtailment expense	206	—	—

Net periodic benefit cost	$1,338	$1,063	$856

The U.S. defined benefit pension plan obligations and assets are measured annually at December 31.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension related amounts in accumulated other comprehensive income (AOCI) as of December 31, 2009 and 2008 was comprised of the following (in thousands of U.S. dollars):

	2009	2008

Prior service cost	$(830)	$(1,028)
Net loss	(169)	(354)

Total accumulated other comprehensive income at end of year	(999)	(1,382)
Less: Income taxes	367	477

Net accumulated other comprehensive income at end of year	$(632)	$(905)

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2009 and 2008 and the ten months ended December 31, 2007 were as follows (in thousands of U.S. dollars):

	2009	2008	2007

Prior service cost arising during the year	$(42)	$(518)	$(1,213)
Net gain arising during the year	168	4	160
Prior service cost (credit) recognized during the year	132	(19)	—
Amortization of prior service cost	108	112	92
Amortization of net loss	17	—	—

Total recognized in other comprehensive income	383	(421)	(961)
Less: Income taxes	(140)	155	353

Net amount recognized in other comprehensive income	$243	$(266)	$(608)

The estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010, are as follows (in thousands of U.S. dollars):

2010

Amortization of:
Net loss	$—
Prior service cost	$106

As of December 31, 2009 and 2008, the U.S. defined benefit plan funded status was as follows (in thousands of U.S. dollars):

	2009	2008

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$3,293	$1,817
Service cost	790	817
Interest cost	226	142
Amendments	42	19
Actuarial (gain) loss	(178)	510
Benefits paid	(77)	(12)
Special termination benefits	74	—

Projected benefit obligation at end of year	4,170	3,293

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2009	2008

Change in plan assets:
Fair value of plan assets at beginning of year	584	10
Actual return on plan assets	(1)	3
Employer contributions	1,898	583
Benefits paid	(77)	(12)

Fair value of plan assets at end of year	2,404	584

Funded status	$(1,766)	$(2,709)

Accumulated benefit obligation was $4.2 million and $3.3 million as of December 31, 2009 and 2008, respectively.

Amounts at December 31, 2009 and 2008, recognized in the balance sheet consist of (in thousands of U.S. dollars):

	2009	2008

Noncurrent liabilities	$(1,766)	$(2,709)

The Company expects to contribute $1.0 million to the pension plan in 2010.

Assumptions — Assumptions used to determine benefit obligations at December 31, 2009 and 2008, respectively, are as follows:

	2009	2008

Discount rate	5.95%	6.14%
Rate of compensation increase	N/A	N/A

Assumptions used to determine net periodic pension cost for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 are as follows:

			March 1
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2009	2008	2007

Discount rate	5.95%	6.25%	5.75%
Expected long-term rate of return on plan assets	7.00%	7.00%	N/A
Rate of compensation increase	N/A	N/A	N/A

The expected long-term rate of return on plan assets is based on both the actual asset allocation as well as the investment policy target allocation of the asset portfolio between various asset classes and the expected rate of return of each asset class over various periods of time.

Plan Assets — The Company’s defined benefit pension plan asset contributions for December 31, 2009 and 2008, was $1.9 million and $0.6 million, respectively.

In years 2009, 2008 and 2007, the Company was in the process of developing an investment strategy for the U.S. defined benefit plan. During this period the Company invested in highly liquid indexed money market funds with the goal of capital preservation. As of December 31, 2009 and

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008, 100% of the assets for the Company’s U.S. defined benefit pension plans were in highly liquid indexed money market funds.

Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant	Significant
		Active Market for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Federated Investors Prime Obligation Fund	$2,404	$2,404	—	—

The Plan has invested all of its funds in the Federated Investors Prime Obligations Fund. This money market fund is rated triple A by all three of the credit rating agencies. The Plan’s investment is valued at the closing price of the fund, which approximates fair value.

Estimated future benefit payments at December 31, 2009, for the Company’s defined benefit pension plan are as follows (in thousands of U.S. dollars):

Years Ending December 31,

2010	$97
2011	$126
2012	$171
2013	$219
2014	$269
2015-2019	$2,132

(b) Non U.S. Defined Benefit Plans — The Company sponsors defined benefit pension and retirement plans in certain foreign subsidiaries. Generally, the Company’s non U.S. defined benefit pension plans are funded using the projected benefit as a target, in countries where funding of benefit plans is required.

Net periodic pension expense for the Company’s non U.S. plans for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007, and the two month period ended February 28, 2007 was as follows (in thousands of U.S. dollars):

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Service cost	$1,095	$1,745	$1,707	$347
Interest cost	2,917	2,510	2,513	501
Expected return on plan assets	(2,416)	(2,594)	(2,511)	—
Amortization of net (gain) loss	(165)	(97)	17	—
Settlement	(248)	—	—	—

Net periodic benefit cost	$1,183	$1,564	$1,726	$848

The non U.S. pension plans obligations and assets are measured annually at December 31.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension related amounts recognized in AOCI as of December 31, 2009 and 2008 was comprised of the following (in thousands of U.S. dollars):

	2009	2008

Prior service cost	$(76)	$—
Net (loss) gain	(1,505)	734

Total accumulated other comprehensive income at end of year	(1,581)	734
Income tax expense (benefit)	(611)	(816)

Net Accumulated other comprehensive income at end of year	$(2,192)	$(82)

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007 were as follows (in thousands of U.S. dollars):

	2009	2008	2007

Prior service cost arising during the year	$(74)	$—	$—
Net gain (loss) arising during the year	260	(2,098)	1,513
Prior service cost recognized during the year	—	(103)	—
Amortization of net (gain) loss	(2,581)	—	16
Exchange rate loss recognized during the year	245	—	—

Total recognized in other comprehensive income	(2,150)	(2,201)	1,529
Less: Income taxes	(514)	423	711

Net amount recognized in other comprehensive income	$(2,664)	$(1,778)	$2,240

The estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2010 is as follows (in thousands of U.S. dollars):

2010

Amortization of:
Net gain	$(108)
Prior service cost	$5

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009 and 2008, the plan funded status for the Non U.S. defined benefit and retirement plans was as follows (in thousands of U.S. dollars):

	Non U.S. Plan
	2009	2008

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$43,640	$59,367
Service cost	1,095	1,745
Interest cost	2,917	2,510
Employee contributions	291	458
Plan amendments	74	—
Actuarial loss (gain)	5,633	(5,901)
Settlement	(248)	—
Acquisition	2,950	—
Benefits paid	(1,722)	(1,673)
Actual expenses	(75)	—
Foreign currency exchange rate changes	3,654	(12,866)

Projected benefit obligation at end of year	58,209	43,640
Change in plan assets:
Fair value of plan assets at beginning of year	35,304	51,109
Actual return on plan assets	5,893	(5,026)
Employer contributions	2,564	2,099
Plan participants’ contributions	291	458
Benefits paid	(1,722)	(1,673)
Actual expenses	(75)	—
Foreign currency exchange rate changes	2,935	(11,663)

Fair value of plan assets at end of year	45,190	35,304

Funded status	$(13,019)	$(8,336)

Accumulated benefit obligation was $54.7 million and $38.1 million as of December 31, 2009 and 2008, respectively.

Amounts at December 31, 2009 and 2008, recognized in the balance sheet consist of (in thousands of U.S. dollars):

	2009	2008

Noncurrent assets	$700	$102
Current liabilities	(333)	(168)
Noncurrent liabilities	(13,386)	(8,270)

Total asset/(liability)	$(13,019)	$(8,336)

The Company expects to contribute $2.9 million to the pension plans in 2010.

Assumptions — The assumptions used to determine benefit obligations at December 31, 2009 and 2008, are as follows:

	2009	2008

Discount rates	4.50% - 5.75%	5.75% - 6.50%
Rate of compensation increase	2.00% - 4.00%	2.00% - 4.00%

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumptions used to determine net periodic pension cost for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007, and the two month period ended February 28, 2007 are as follows:

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Discount rate	5.75% – 6.50%	5.25% – 5.80%	4.25% – 5.80%	4.74%
Expected long-term rate of return on plan assets	3.50% – 7.00%	3.50% – 7.00%	1.75% – 6.8%	6.53%
Rate of compensation increase	2.00% – 4.00%	2.00% – 4.35%	2.00% – 4.35%	3.25%

The expected long-term rate of return on plan assets is based on both the actual asset allocation as well as the investment policy target allocation of the asset portfolio between various asset classes and the expected rate of return of each asset class over various periods of time.

Plan Assets

The Company’s non-U.S. plans primarily have assets in the U.K. and the Netherlands. The target allocations for plan assets in the U.K. are 50 percent equity securities, 30 percent corporate bonds, 20 percent U.K. fixed interest or index linked Gilts. Equity securities primarily include investments in large-cap and mid-cap companies primarily located in the U.K. Fixed income securities include corporate bonds of companies and bonds issued by the U.K. government. Assets in the Netherlands primarily relate to insurance contracts.

Assets and liabilities for the Company’s foreign defined benefit and retirement plans are predominantly denominated in pounds sterling.

As of December 31, 2009 and 2008, the weighted average asset allocations for the Company’s foreign defined benefit pension plans at December 31, 2009, by asset category are as follows:

	2009	2008

Asset category:
Cash or cash equivalents	0%	0%
Equities	38%	42%
Fixed income	40%	40%
Insurance contracts	21%	18%
Other	1%	0%

Estimated future benefit payments at December 31, 2009, for the Company’s foreign defined benefit and retirement pension plans are as follows (in thousands of U.S. dollars):

Years Ending December 31

2010	$1,607
2011	$1,652
2012	$1,715
2013	$1,803
2014	$1,868
2015-2019	$11,345

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant	Significant
		Active Market for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Asset Category	Total	(Level 1)	(Level 2)	(Level 3)

Cash or cash equivalents	$17,473	$17,473	$—	$—
Equities(i)	17,762	17,762	—	—
Fixed income	—	—	—	—
Insurance contracts(ii)	9,441	—	—	9,441
Other	514	514	—	—

Total	$45,190	$35,749	$—	$9,441

(i)	This category comprises low-cost equity index funds that are valued based on market prices.

(ii)	This category represents insurance contracts that are valued by reference to the value of bonds with similar maturities. Our third party pension administrator uses these loan amounts and the agreed future interest profit amount and discounts them using government issued yield curves to determine fair value.

Rollforward of level 3 plan assets:
Balance at beginning of year	$6,457
Benefits paid	(212)
Realized and unrealized gain recognized in other comprehensive income	1,217
Purchases	1,771
Actual expenses	(75)
Exchange rates	283

Balance at end of year	$9,441

(c)	401(k) Savings Plan (U.S.)

Upon the Acquisition, a defined contribution Employee Savings Plan was created for all US-based employees, the Arizona Chemical Savings Plan. The savings plan is a tax-qualified 401(k) plan, and employees’ contributions are matched by the Company on the following basis: 70 cents on the dollar for the first four percent of the employee’s contribution and 50 cents on the dollar for up to an additional four percent.

As a means to further enhance retirement savings for U.S.-based employees in light of the absence of a defined benefit pension plan, the Company maintains an annual profit sharing award plan. This award comes in the form of a discretionary gift contribution made by the Company directly to each U.S.-based salaried employee’s savings plan account based on the Company’s performance. The award is intended to be variable in nature and it could be less or more than four percent depending upon the performance of the business. All employees receive the same percentage award. The Company’s contributions under these plans amounted to $2.6 million, $2.5 million, $2.1 million and $0.2 million approximately for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007, and the two month period ended February 28, 2007, respectively.

(d)	Long-term Service Award Plan

The Company maintains a Long-Term Service Awards program, a deferred compensation plan, for qualified employees in our German operations. Under the German plan, qualified employees

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receive a service gratuity (“Jubilee”) payment once they have reached a certain number of years of service. Active employees are granted the following jubilee benefits at the time of the jubilee:

Service	Extra Holiday	Benefit

25 years	6 days	1/12 of yearly salary
40 years	6 days	2/12 of yearly salary
50 years	11 days	3/12 of yearly salary

The obligation at December 31, 2009 was $0.1 million.

The rates assumed in the actuarial calculations for the Jubilee plan at December 31, 2009 are as follows:

Interest rate	5.25%
Salary increase	3.00%
Fluctuation rate	2.00%

The following table shows the expected future benefits to be paid assuming 100% plan participation (in thousands of U.S. dollars).

2010	$16
2011	$23
2012	$32
2013	$22
2014	$—
2015 – 2019	$13

(e)	Early Retirement and Post-employment Programs

In Germany, Altersteilzeit (“ATZ”) is an early retirement program established by law, and is designed to create an incentive for employees, within a certain age group, to transition from (full or part-time) employment into retirement before their legal retirement age. The German government provides a subsidy to employers taking advantage of this legislation for bonuses paid to the employee and the additional contributions paid into the German government pension scheme under an ATZ arrangement for a maximum of six years. To receive this subsidy, an employer must meet certain criteria established by the German government. The Company accrues for ATZ based on current and future contracts.

The rates assumed by the Company in the actuarial calculations for the ATZ at December 31, 2009 are as follows:

Interest rate	5.25%
Salary increase	3.00%
Fluctuation rate	2.00%

The obligation at December 31, 2009 was $0.3 million.

The following table shows the expected benefits to be paid based on expected plan participation, net of governmental subsidies (in thousands of U.S. dollars).

2010	$182
2011	$215
2012	$122
2013	$—
2014	$—
2015 – 2019	$—

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Related Party Transactions

Management Agreement

In connection with the Acquisition, the Company entered into a Management Agreement with Rhône Group LLC, an affiliate of Rhône Capital. Under this agreement, Rhône Group LLC, in exchange for providing certain management services, has received a management fee of €1,000,000 plus expenses per year, payable semi-annually on each January 1 and July 1. Fees and expenses totaled $1.5 million, $2.0 million, and $1.3 million for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007, respectively.

Purchase and Contribution of Indebtedness

In a series of transactions during the third and fourth quarters of 2008, Rhône Capital, through Rhône Partners III L.P., Rhône Coinvestment Partners III L.P. and Rhône Offshore Partners III L.P. (collectively referred to as “Rhône Funds”) acquired approximately $27.2 million of the debt outstanding under the Company’s Second Lien Credit Agreement. The Rhône Funds contributed $9.5 million of this debt to the Company in accordance with the terms of our credit agreements.

The Company pays the Rhône Funds interest on the second lien debt they hold in accordance with the terms of our Second Lien Credit Agreement. The total amount of interest paid to the Rhône Funds on this debt was $1.1 million and $0.4 million for the years ended December 31, 2009 and 2008.

Settlement Agreement

On November 17, 2009, the Company entered into a Settlement Agreement and Mutual Release (“Settlement Agreement”), with our parent, Lux Holdco and International Paper. Under the terms of the Settlement Agreement, the Company and Lux Holdco agreed to settle a number of claims against International Paper in exchange for the forgiveness of $11.4 million working capital adjustments payable to International Paper and a payment of $1.7 million to Lux Holdco by International Paper. The majority of this settlement was recorded as a purchase price adjustment as discussed in Note 1, and the Company recorded a gain on settlement of $1.3 million. The gain on settlement is reported in Other Income.

Under the terms of the Settlement Agreement, in the event that (i) the Company’s out-of-pocket costs relating to the closure of a landfill acquired from Stora Enso are less than $0.8 million, or (ii) the Company’s out-of-pocket costs relating to soil and groundwater contamination at our facility in Sandarne, Sweden are less than $0.3 million, the Company is required to pay International Paper 50% of the difference between that amount and actual out-of-pocket costs for that claim.

Management Loans

The MIVs enable management to invest indirectly in the Company. Beginning in July 2007, the Company provided loans to certain members of our management to assist them in financing these investments. Each of these loans bears interest at a rate of 7.88% and the principal outstanding at December 31, 2009 was $3.1 million. The Company had a corresponding payable to AZ Chem Investments Partners LP for the same amount, which was paid during 2009. See Note 17 “Share-Based Compensation” and Note 20 “Subsequent Events” for further details.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Arboris, LLC

We hold a 10% investment in Arboris, LLC. We supply Arboris, LLC with pitch which is used as a raw material in the sterol manufacturing process. Revenue related to the sale of pitch is recognized when the sterol finished product is sold to external customers. We recognized revenue of $6.4 million, $6.8 million, $3.9 million and $0.9 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively, related to the sale of pitch.

We also perform plant and administrative services for Arboris, LLC. We billed Arboris, LLC $4.3 million, $4.9 million, $9.2 million and $2.2 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively, related to these services. Prior to 2008, these services included other material and logistic cost reimbursements. These amounts were recorded as a reduction of the cost of performing such services.

15.	Commitments and Contingencies

Operating Leases — The Company leases administrative, manufacturing and warehousing facilities, and machinery and other equipment under non-cancelable leases that expire at various dates through 2015. Rental expense under operating leases totaled $12.3 million, $16.2 million, $11.5 million and $2.1 million for the years ended December 31, 2009 and 2008, the ten month period ended December 31, 2007 and the two month period ended February 28, 2007, respectively.

As of December 31, 2009, the future minimum rental payments due under noncancelable operating leases that have initial or remaining lease terms in excess of one year are as follows (in thousands of U.S. dollars):

Years Ending December 31,

2010	$9,842
2011	8,708
2012	4,046
2013	3,743
2014	3,691
Thereafter	3,532

Total	$33,562

Purchase Obligations — The Company has entered into unconditional purchase agreements with terms of more than one year that entail fixed payments for periods lasting up to 2019. Amounts to be paid under these unconditional purchase agreements total $3.1 million in 2010, $2.4 million in 2011, $2.4 million in 2012, $0.3 million in 2013, $0.3 million in 2014, and $1.2 million in subsequent years.

Litigation — The Company is a party to various lawsuits, claims, and contingent liabilities arising from the conduct of its business; however, in the opinion of management, based on the advice of counsel, they are not expected to have a material adverse effect on the consolidated results of operations, cash flows, or financial position of the Company.

Forward Contracts — We typically enter into natural gas purchase contracts that extend no more than twelve months into the future for between 50% - 70% of our estimated natural gas consumption in our North American manufacturing facilities. As of December 31, 2009 we had open purchase commitments of $4.4 million.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Acquisition of Businesses

On February 12, 2009, we acquired 100% of the outstanding equity of Abieta for approximately $9.9 million in cash. Abieta is a rosin upgrading business focused on emulsifiers for polymerization and supplies major rubber and plastics manufacturers in Western Europe.

Abieta has one manufacturing location in Germany. The Company recognized the assets acquired and liabilities assumed in Abieta at the acquisition date. Fair values and the results of operations of Abieta are included in the consolidated financial statements from the date of acquisition. A valuation of the acquired assets and liabilities was completed in the third quarter of 2009, and the purchase price was allocated as follows (in millions of U.S. dollars):

Accounts receivable	$0.5
Inventory	7.9
Property, plant and equipment	10.4
Intangible assets	3.9
Other assets	0.8

Total assets acquired	23.5
Accounts payable	0.6
Pensions	2.3
Bank loan	6.0
Deferred taxes	0.1
Other liabilities	3.6

Total liabilities	12.6
Less cash acquired	(1.1)

Total liabilities assumed	11.5
Less gain on Acquisition	2.1

Net assets acquired	$9.9

The acquired intangible assets of the Company consist of the following (in thousands of U.S. dollars):

		Remaining
		Economic Life
Intangible Assets Valued	Fair Value	(Years)

Trade name	$395	Indefinite
Developed technology	1,052	10
Customer relationships	2,499	6

Total identifiable intangible assets	$3,946

Pro forma results of operations as if the business had been acquired as of the beginning of the year of acquisition and as of the prior-year period have not been presented, as the impact on the Company’s consolidated financial results would not have been material.

17.	Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period.

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2007, the MIVs were formed to permit certain of our executives and members of our Board of Directors to invest indirectly in our Company, on substantially the same terms as the Rhône Funds and International Paper, and to establish a vehicle to enable our executives to share in the profits of our Company based on future performance. As described below, our executives purchased equity interests in the MIVs and each executive is eligible for additional equity grants in the form of common profits interests. Of the amount invested by each executive, 50% was borrowed in the form of a loan. Each loan is secured by the underlying equity interest in the respective MIV and remains outstanding and is payable to AZ Chem Investments Partners LP upon the earlier of (1) the date of a distribution from a sale or initial public offering of AZ Chem Investments Partners LP or all of its subsidiaries (including the Company) or (2) the date that the executive ceases to be a shareholder or limited partner in the respective MIV.

During the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007, AZ Chem Investments LLC granted common profits interests to certain participants. The grants vest over three or five years and the resulting compensation expense is recorded by the Company and included in selling, general and administrative expense.

These grants do not impact the common stock of the Company. As of December 31, 2009, the common profits interests represented approximately 3.9% of the outstanding common equity interests in AZ Chem Investments Partners LP. Since the Acquisition, all 1,000 shares of the Company have been owned by AZ Chem Investments Partners LP through Lux Holdco, our parent. The Rhône Funds, International Paper and members of the Company’s management through their interest in MIV I and MIV II are the sole limited partners of AZ Chem Investments Partners LP.

We record non-cash compensation expense for the common profits interests awards based on their grant date fair value over their vesting period using the straight-line method. We recorded share-based employee compensation expense of approximately $0.1 million, $0.1 million and $0.1 million for the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007, respectively. At December 31, 2009, there was approximately $0.3 million of unrecognized compensation cost related to non-vested common profits interests awards expected to be recognized over a weighted-average period of 2.70 years.

18.	Shareholder’s Equity

The Company has 1,000 authorized voting shares outstanding with a 100 SEK par value that has been historically translated to $14.25.

On November 17, 2009, the Company entered into a Settlement Agreement with Lux Holdco and International Paper. Under the terms of the Settlement Agreement, the Company and Lux Holdco agreed to settle a number of claims against International Paper for a payment to Lux Holdco. As part of the settlement Lux Holdco received a $1.7 million cash settlement from International Paper which resulted in a decrease to the Company’s contributed surplus.

In a series of transactions during the fourth quarter of 2008, Rhône Funds purchased $27.2 million face value of our outstanding debt under our Second Lien Credit Agreement, of which 35% of the debt was contributed to us and extinguished. Rhône Funds’ basis in the debt of $7.4 million was recorded as a contribution of capital and the $1.9 million difference between the contribution and the $9.2 million carrying value of the debt retired was recorded as other income.

19.	Segment Information

Reportable operating segments include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker,

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which has been determined to be our chief executive officer, in deciding how to allocate resources and in assessing performance.

We operate in two segments, North America and Europe, each of which sells a similar portfolio of products. These segments are our primary areas of measurement and decision-making. The North America segment is comprised of all operations within the American and Asian continents. The European segment is comprised of all operations in the rest of the world. Net sales in each segment consist of sales of our products to customers in the following markets: adhesives, inks, roads and construction, tires and rubber, consumer products, renewable energy, and chemical intermediates. Our chief executive officer evaluates our performance, in part, based upon each segment’s net sales and net income.

The accounting policies for our reportable segments are the same as those described in our summary of significant accounting policies. The assets and liabilities of the Company are reported internally in the same manner as the consolidated financial statements. Information by operating segment as of and for the years ended December 31, 2009 and 2008 are as follows (in thousands of U.S. dollars):

	Successor
	Year Ended				Year Ended
	December 31, 2009				December 31, 2008
	North America	Europe	Eliminations	Total	North America	Europe	Eliminations	Total

Sales to external customers	$379,102	$388,363	$—	$767,465	$492,245	$509,743	$—	$1,001,988
Intersegment sales	62,622	4,222	(66,844)	—	90,379	2,506	(92,885)	—
Depreciation and amortization	22,430	18,184	—	40,614	22,362	11,848	—	34,210
Impairment loss	18,109	—	—	18,109	—	7,003	—	7,003
Interest expense, net	(11,438)	(5,108)	—	(16,546)	(20,861)	(8,662)	—	(29,523)
Income tax expense (benefit)	307	3,387	137	3,831	3,808	(7,439)	(646)	(4,277)
Equity in earnings of affiliates, net of taxes	613	—	—	613	380	—	—	380
Net income (loss)	1,170	10,643	285	12,098	7,017	(32,892)	(724)	(26,599)
Investment in affiliate	11,512	71	—	11,583	11,127	65	—	11,192
Total assets	314,062	303,947	—	618,009	371,063	320,021	—	691,084
Additions to property, plant and equipment	16,242	6,695	—	22,937	21,833	12,886	—	34,719
Software expeditures	9,362	4,042	—	13,404	136	6	—	142

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information by operating segment for the ten month period ended December 31, 2007 and the two month period ended February 28, 2007 are as follows (in thousands of U.S. dollars):

	Successor				Predecessor
	March 1 through				January 1 through
	December 31, 2007				February 28, 2007
	North America	Europe	Eliminations	Total	North America	Europe	Eliminations	Total
Sales to external customers	$366,292	$357,505	$—	$723,797	$66,434	$65,636	$—	$132,070
Intersegment sales	38,878	2,653	(41,531)	—	8,914	596	(9,510)	—
Depreciation and amortization	18,813	10,000	—	28,813	2,669	1,753	—	4,422
Impairment loss	—	—	—	—	—	—	—	—
Interest (expense) income, net	(22,808)	(5,967)	—	(28,775)	1	(119)	—	(118)
Income tax expense (benefit)	(10,135)	1,222	—	(8,913)	1,893	721	—	2,614
Equity in earnings of affiliates, net of taxes	189	—	—	189	84	—	—	84
Net income (loss)	(22,061)	(4,788)	(441)	(27,290)	(5,805)	9,490	—	3,685
Additions to property, plant and equipment	13,147	5,101	—	18,248	3,585	1,013	—	4,598
Software expenditures	1,627	15	—	1,642	—	—	—	—

Our long-lived assets consist primarily of property, plant, equipment and intangible assets, and are attributed to the geographic location in which they are located. Long-lived assets by geographic area as of December 31, 2009 and 2008 are as follows (in thousands of U.S. dollars):

	December 31,
	2009	2008

U.S.	$195,378	$228,710
Germany	14,044	—
Sweden	62,029	61,030
Great Britain	3,317	2,365
Finland	43,034	42,698
France	12,681	16,667
Netherlands	8,002	6,943

Total	$338,485	$358,413

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For geographic reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Net sales by geographic region were as follows (in thousands of U.S. dollars):

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Net Sales
U.S.	$312,249	$397,158	$301,535	$54,869
Germany	81,443	99,009	83,534	15,956
Sweden	83,833	116,102	57,132	11,278
Great Britain	45,160	57,728	42,925	6,960
France	27,465	34,318	28,437	6,723
Italy	30,948	37,271	26,862	4,684
Mexico	17,662	22,238	14,411	2,745
Finland	13,219	26,025	12,542	1,921
Other	155,486	212,139	156,419	26,934

Total	$767,465	$1,001,988	$723,797	$132,070

In the two month period ended February 28, 2007, we had sales activity of 10% with Henkel AG & Co. KGaA, a European manufacturer. The Company did not have sales greater than 10% of total net sales with any customer in the years ended December 31, 2009 and 2008 and the ten month period ended December 31, 2007.

Net sales by market were as follows (in thousands of U.S. dollars):

	Successor			Predecessor
			March 1	January 1
	Year Ended	Year Ended	through	through
	December 31,	December 31,	December 31,	February 28,
	2009	2008	2007	2007
Net sales
Adhesives	$196,698	$238,618	$191,089	$42,004
Inks	86,043	121,028	110,616	18,459
Tires and rubber	59,661	39,142	32,075	5,394
Roads and construction	43,673	53,837	28,836	4,098
Consumer products	40,152	31,077	26,752	4,207
Renewable energy	74,271	124,157	58,257	12,662
Chemical intermediates	266,967	394,129	276,172	45,246

Total net sales	$767,465	$1,001,988	$723,797	$132,070

20.	Subsequent Events

The Company evaluated events and transactions that occurred during the period from December 31, 2009, the date of the balance sheet, through March 9, 2010, the date the consolidated

ARIZONA CHEM SWEDEN HOLDINGS AB AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial statements were available to be issued. Based on that evaluation, the following subsequent events were identified.

On February 19, 2010, we entered into an Assignment and Assumption agreement with AZ Chem Investments Partners LP pursuant to which we assigned, and AZ Chem Investments Partners LP assumed, loans to certain members of our management team and board of directors. These loans were assigned in exchange for total payment to us of $3.5 million, representing payment in full of $3.0 million of outstanding principal amount plus accrued and unpaid interest in the amount of $0.5 million.

On February 26, 2010, Arboris, LLC filed a lawsuit against us in the United States District Court, Middle District of Florida regarding claims for relief under U.S. antitrust statutes as well as a series of claims related to a tall oil pitch supply agreement and a ground lease we entered into with them. We believe we have strong defenses to these claims based in part upon the advice of counsel, and we do not believe these claims will have a material adverse affect on our business or results of operations.

******

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common shares hereunder. All amounts are estimates except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee
New York Stock Exchange listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total

Item 14.	Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

We are in the process of obtaining directors’ and officers’ insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties. Such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act.

At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

Item 15.	Recent Sales of Unregistered Securities

On February 12, 2010, in connection with its incorporation, the registrant issued 100 of its common shares to Arizona Chemical Luxembourg Holdings S.à r.l. for $1.00 in cash. These shares were offered and sold in reliance on Section 4(2) of the Securities Act as the offering and sale of the common shares did not involve a public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE I

CONDENSED FINANCIAL INFORMATION (Parent Company Only)
BALANCE SHEETS
(dollars in thousands)

	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$13	$13

Total current assets	13	13
Investment in subsidiaries	97,615	95,515

Total assets	$97,628	$95,528

Liabilities and shareholder’s equity
Current liabilities:
Intercompany payables	$21	$17
Income tax payable	—	2

Total current liabilities	21	19
Shareholder’s equity:
Common shares, $14.25 par value — issued and outstanding 1,000 shares	14	14
Paid-in Capital	135,661	137,338
Accumulated Deficit	(41,791)	(53,889)
Accumulated other comprehensive income	3,723	12,046

Total shareholder’s equity	97,607	95,509

Total liabilities and shareholder’s equity	$97,628	$95,528

See Notes to Condensed Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE I

CONDENSED FINANCIAL INFORMATION (Parent Company Only)
STATEMENTS OF OPERATIONS
(dollars in thousands)

	Successor
			March 1
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2009	2008	2007

Net sales	$—	$—	$—
Cost of goods sold	—	—	—

Gross profit	—	—	—
Operating expenses (income):
Selling, general and administrative	2	7	(9)
Equity in net (income) loss of subsidiaries	(12,099)	26,574	27,297
Unrealized foreign exchange (gain) loss	(1)	19	—

Total operating expenses (income)	(12,098)	26,600	27,288

Income (loss) before income tax expense (benefit)	12,098	(26,600)	(27,288)
Income tax (benefit) expense	—	(1)	2

Net income (loss)	$12,098	$(26,599)	$(27,290)

See Notes to Condensed Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE I

CONDENSED FINANCIAL INFORMATION (Parent Company Only)
STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

				Retained	Accumulated
				Earnings	Other
			Paid-in	(Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit)	Income	Total

Balance at March 1, 2007	1,000	$14	$129,986	$—	$—	$130,000
Net loss	—	—	—	(27,290)	—	(27,290)
Foreign currency translation adjustment	—	—	—	—	(297)	(297)
Net gain from pension plans, net of tax	—	—	—	—	1,632	1,632

Comprehensive loss						(25,955)

Balance at December 31, 2007	1,000	14	129,986	(27,290)	1,335	104,045

Contribution of debt by Rhône Capital	—	—	7,352	—	—	7,352
Net loss	—	—	—	(26,599)	—	(26,599)
Foreign currency translation adjustment	—	—	—	—	12,755	12,755
Net loss from pension plans, net of tax	—	—	—	—	(2,044)	(2,044)

Comprehensive loss						(15,888)

Balance at December 31, 2008	1,000	14	137,338	(53,889)	12,046	95,509

Distribution to Parent	—	—	(1,677)	—	—	(1,677)
Net income	—	—	—	12,098	—	12,098
Foreign currency translation adjustment	—	—	—	—	(5,902)	(5,902)
Net loss from pension plans, net of tax	—	—	—	—	(2,421)	(2,421)

Comprehensive income						3,775

Balance at December 31, 2009	1,000	$14	$135,661	$(41,791)	$3,723	$97,607

See Notes to Condensed Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE I

CONDENSED FINANCIAL INFORMATION (Parent Company Only)
STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Successor
			March 1
	Year Ended	Year Ended	through
	December 31,	December 31,	December 31,
	2009	2008	2007

Operating activities
Net income (loss)	$12,098	$(26,599)	$(27,290)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in undistributed earnings of subsidiaries	(12,099)	26,574	27,297
Change in assets and liabilities:
Intercompany payable	4	(474)	491
Income tax payable	(2)	—	2

Net cash provided by (used in) operating activities	1	(499)	500
Investing activities
Net cash provided by (used in) investing activities	—	—	—
Financing activities
Net cash provided by (used in) financing activities	—	—	—
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(5)	17

Increase (decrease) in cash and cash equivalents	—	(504)	517
Cash and cash equivalents at beginning of period	13	517	—

Cash and cash equivalents at end of period	$13	$13	$517

Supplemental cash flows information:
Cash paid during the period for:
Income taxes	$2	$2	$—
Noncash investing and financing activities:
Contribution by Rhône Capital/debt retirement	$—	$7,352	$—

See Notes to Condensed Financial Statements

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE I

NOTES TO CONDENSED FINANCIAL INFORMATION (Parent Company Only)
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008,
AND THE TEN MONTH PERIOD ENDED DECEMBER 31, 2007

1.	BASIS OF PRESENTATION

Arizona Chem Sweden Holdings AB is a company organized under the laws of Sweden and a wholly-owned subsidiary of AZ Chem Luxembourg Holdings S.à.r.l. AZ Chem Luxembourg Holdings S.à.r.l. is a direct, wholly-owned subsidiary of AZ Chem Investments Partners LP, the majority of the interests of which are owned by funds associated with Rhône Capital L.L.C. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Arizona Chem Sweden Holdings AB has two wholly-owned subsidiaries, AZ Chem US Holdings Inc. and Arizona Chemical AB, which are the parent companies for our North American and European operations, respectively.

Pursuant to the rules and regulations of the SEC, the condensed financial statements of the parent company do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In addition, for purposes of this schedule, the investments in wholly-owned subsidiaries are accounted for using the equity method of accounting which is not in accordance with U.S. GAAP. It is, therefore suggested that these condensed financial statements be read in conjunction with the consolidated financial statements and notes thereto.

2.	DEBT

On February 28, 2007, Rhône Capital III, L.P. (“Rhône Capital”) acquired us from International Paper Company (“International Paper”), pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) for approximately $486.7 million plus direct acquisition costs, creating Arizona Chem Sweden Holdings AB and subsidiaries (the “Acquisition”). The Acquisition was funded with cash of $130 million and substantially all of the proceeds from the issuance of debt totaling $375 million.

In connection with the Acquisition, our subsidiaries entered into a First Lien Credit and Guaranty Agreement, which we refer to as our “First Lien Credit Agreement”, and a Second Lien Credit and Guaranty Agreement, which we refer to as our “Second Lien Credit Agreement”, respectively. We refer to these agreements together as our “credit agreements”. We are the guarantors with respect to these credit agreements. These credit agreements have certain restrictions that limit our subsidiaries from paying dividends or making any other distributions to us and restrict our ability to pay dividends or any other distributions. As a result of these transactions, on a consolidated basis we are highly leveraged. As of December 31, 2009, our total consolidated indebtedness was $338.9 million.

As part of the credit agreements all credit parties, which include us and our subsidiaries, have certain restrictions that limit paying dividends or making any other distributions, repaying or prepaying any indebtedness owed, making loans or advances, or transferring, leasing or licensing any of its property or assets.

ARIZONA CHEM SWEDEN HOLDINGS AB

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(dollars in thousands)

		Charged to
	Balance,	(Recovery of)
	Beginning of	and Costs	Charged to		Balance, End of
	Year	Expenses	Other Accounts	Deductions	Year

Deferred Tax Asset
Valuation Allowances
Predecessor:
2 months ended February 28, 2007	$27,682	$816	$—	$—	$28,498

Successor:
10 months ended December 31, 2007	41,364	2,570	—	—	43,934
Year ended December 31, 2008	43,934	4,918	(7,685)	—	41,167
Year ended December 31, 2009	41,167	2,476	1,662	—	45,305

Environmental Costs and Obligations
Environmental Liabilities
Predecessor:
2 months ended February 28, 2007	$416	$—	$—	$(7)	$409

Successor:
10 months ended December 31, 2007	409	2,985	—	—	3,394
Year ended December 31, 2008	3,394	441	—	(642)	3,193
Year ended December 31, 2009	3,193	1,980	—	(1,036)	4,137

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

i. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

ii. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on the 12th day of April, 2010.

Arizona Chemical Ltd.

By:	/s/ Cornelis Verhaar
Cornelis Verhaar
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Cornelis Verhaar and Frederic Jung, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cornelis Verhaar Cornelis Verhaar	Director, President and Chief Executive Officer (Principal Executive Officer)	April 12, 2010
/s/ Frederic Jung Frederic Jung	Vice President and Chief Financial Officer (Principal Financial Officer)	April 12, 2010
/s/ Astrid van der Valk Astrid van der Valk	Corporate Controller (Controller)	April 12, 2010
/s/ Eytan Tigay Eytan Tigay	Director, Chairman	April 12, 2010
/s/ Leonard Berlik Leonard Berlik	Director	April 12, 2010
/s/ John R. Bolton John R. Bolton	Director	April 12, 2010

Signature	Title	Date

/s/ Jochen Krautter Jochen Krautter	Director	April 12, 2010
/s/ Petter Johnsson Petter Johnsson	Director	April 12, 2010
/s/ Gerald Marterer Gerald Marterer	Director	April 12, 2010
/s/ Sebastien Mazella di Bosco Sebastien Mazella di Bosco	Director	April 12, 2010
/s/ Andrew Oliver Andrew Oliver	Director	April 12, 2010

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused the registration statement to be signed on its behalf by the undersigned, solely in her capacity as the duly authorized representative of Arizona Chemical Ltd. in the United States, in the City of Jacksonville, State of Florida, on April 12, 2010.

By:	/s/ Pamela J. Simmons
Name:     Pamela J. Simmons
Title:        Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.**
3.1	Certificate of Incorporation and Memorandum of Association.*
3.2	Form of Bye-laws.**
4.1	Form of Shareholders Agreement.**
4.2	Form of Certificate for Common Shares.**
5.1	Opinion of Conyers Dill & Pearman, Bermuda.**
8.1	Tax Opinion of Conyers Dill & Pearman, Bermuda.**
8.2	Tax Opinion of Sullivan & Cromwell LLP.**
10.1	Second Amended and Restated CTO/BLS Supply Agreement dated as of November 17, 2009, by and between International Paper Company and Arizona Chemical Company, LLC.*
10.2	Second Amended and Restated CST Supply Agreement dated as of November 17, 2009, by and between International Paper Company and Arizona Chemical Company, LLC.*
10.3	First Lien Credit and Guaranty Agreement dated as of February 28, 2007, among AZ Chem US Inc., as U.S. Borrower, Proserpina 1073 AB (under change of name to Arizona Chem Sweden AB), as European Borrower, Proserpina 1072 AB (under change of name to Arizona Chem Sweden Holdings AB) and certain subsidiaries of Arizona Chem Sweden Holdings AB, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Bookrunner, Syndication Agent, Administrative Agent and Collateral Agent, and Bank of America, N.A., as Documentation Agent.*
10.4	First Amendment to First Lien Credit and Guaranty Agreement dated as of July 1, 2008, by and among AZ Chem US Inc., Arizona Chemical AB, Goldman Sachs Credit Partners L.P., as Administrative Agent, and for purposes of Section IV thereof, the guarantors listed on the signature pages thereto.*
10.5	Second Amendment to First Lien Credit and Guaranty Agreement dated as of July 24, 2008, by and among AZ Chem US Inc., Arizona Chemical AB, Goldman Sachs Credit Partners L.P., as Administrative Agent, and for purposes of Section IV thereof, the guarantors listed on the signature pages thereto.*
10.6	Third Amendment to First Lien Credit and Guaranty Agreement dated as of November 14, 2008 by and among AZ Chem US Inc., Arizona Chemical AB, Goldman Sachs Credit Partners L.P., as Administrative Agent, and for purposes of Section IV thereof, the guarantors listed on the signature pages thereto.*
10.7	First Lien Pledge and Security Agreement dated as of February 28, 2007 between each of the Grantors party thereto and Goldman Sachs Credit Partners L.P., as Collateral Agent.*
10.8	Second Lien Credit and Guaranty Agreement dated as of February 28, 2007, among AZ Chem US Inc., as Borrower, AZ Chem US Holdings Inc. and certain subsidiaries of AZ Chem US Holdings Inc., as Guarantors, various lenders, Goldman Sachs Credit Partners L.P., as Lead Arranger, Bookrunner and Syndication Agent, and CapitalSource Finance LLC, as Administrative Agent and Collateral Agent.*
10.9	First Amendment to Second Lien Credit and Guaranty Agreement dated as of July 24, 2008 by and among AZ Chem US Inc., CapitalSource Finance LLC, as Administrative Agent, Goldman Sachs Credit Partners L.P, as Syndication Agent, and for purposes of Section IV thereof, the guarantors listed on the signature pages thereto.*
10.10	Second Lien Pledge and Security Agreement dated as of February 28, 2007 between each of the Grantors party thereto and CapitalSource Finance LLC, as Collateral Agent.*
10.11	Lease Agreement dated as of February 28, 2007, between International Paper Company and Arizona Chemical Company.*
10.12	Employment Agreement dated August 18, 2008, between Arizona Chemical B.V. and Cornelis Verhaar.*

Exhibit No.	Description

10.13	Letter of Understanding for Frederic Jung- International Assignment in Almere, The Netherlands dated August 28, 2009 between Arizona Chemical LLC and Frederic Jung.*
10.14	Employment Agreement dated November 27, 2008 between Arizona Chemical B.V. and Dick Stufyzand.*
10.15	Employment Agreement dated June 30, 2006 between Arizona Chemical B.V. and Juhani Tuovinen.*
10.16	2010 Long-Term Incentive Plan.**
10.17	Amended and Restated Arizona Chemical Company, LLC U.S. Salaried Employee Severance Plan and Summary Plan Description dated February 10, 2010.*
21.1	Subsidiaries of Arizona Chemical Ltd.**
23.1	Consent of Conyers Dill & Pearman, Bermuda.**
23.2	Consent of Deloitte & Touche LLP.*
23.3	Consent of Deloitte & Touche LLP.*
23.4	Consent of Arthur D. Little Benelux S.A./N.V.*
24.1	Power of Attorney (included on the signature page to this registration statement).

*	Filed herewith.

**	To be filed by amendment.